Exhibit 99.1

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED JUNE 30, 2016

INFORMATION STATEMENT

Conduent Incorporated

P.O. Box 4505, 45 Glover Avenue

Norwalk, Connecticut 06856

Common Stock

(par value $1.00)

We are sending you this Information Statement in connection with the spin-off by Xerox Corporation, or “Xerox,” of its wholly owned subsidiary, Conduent Incorporated, or “Conduent.” To effect the spin-off, Xerox will distribute all of the shares of Conduent common stock on a pro rata basis to the holders of Xerox common stock. We expect that the distribution of Conduent common stock will be tax-free to holders of Xerox common stock for U.S. federal income tax purposes, except for cash that shareholders receive in lieu of fractional shares.

If you are a record holder of Xerox common stock as of the close of business on                    , 2016, which is the record date for the distribution, you will be entitled to receive             shares of Conduent common stock for every            shares of Xerox common stock you hold on that date. Xerox will distribute the shares of Conduent common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of Conduent common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each holder (net of any required withholding for taxes applicable to each holder) who would otherwise have been entitled to receive a fractional share in the distribution.

The distribution will be effective as of                    p.m., New York City time, on                    , 2016. Immediately after the distribution becomes effective, Conduent will be an independent, publicly traded company.

Xerox’s shareholders are not required to vote on or take any other action to approve the spin-off. We are not asking you for a proxy and request that you do not send us a proxy. Xerox shareholders will not be required to pay any consideration for the shares of Conduent common stock they receive in the spin-off, and they will not be required to surrender or exchange their shares of Xerox common stock or take any other action in connection with the spin-off.

Xerox currently owns all of the outstanding shares of Conduent common stock. Accordingly, no trading market for Conduent common stock currently exists. We expect, however, that a limited trading market for Conduent common stock, commonly known as a “when-issued” trading market, will develop as early as two trading days prior to the record date for the distribution, and we expect “regular-way” trading of Conduent common stock will begin on the first trading day after the distribution date. We intend to list Conduent common stock on                     under the symbol “                    .”

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 15 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is                    , 2016.

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INDUSTRY AND MARKET DATA

This Information Statement includes industry and market information that we obtained from public filings, internal company sources and various third-party sources. These third-party sources include, but are not limited to, Gartner and Nelson Hall. While we are not aware of any misstatements regarding any industry data presented in this Information Statement and believe such data are accurate, we have not independently verified any data obtained from third-party sources and cannot assure you of the accuracy or completeness of such data. Such data involve uncertainties and are subject to change based on various factors.

TRADEMARKS AND COPYRIGHTS

We own or have rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of our business. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Information Statement are listed without the ™, ® or © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this Information Statement.

SUMMARY

This summary highlights selected information from this Information Statement and provides an overview of our company, our separation from Xerox and Xerox’s distribution of our common stock to its shareholders. For a more complete understanding of our business and the Spin-Off (as defined below), you should read this entire Information Statement carefully, particularly the discussion of “Risk Factors” beginning on page 15 of this Information Statement, and our historical Combined Financial Statements and the notes thereto appearing elsewhere in this Information Statement.

Prior to Xerox’s distribution of the shares of our common stock to its shareholders, Xerox will undertake a series of internal transactions, following which Conduent will hold, directly or through its subsidiaries, the businesses constituting Xerox’s business process outsourcing business and related operations, which we refer to as the “BPO Business.” We refer to this series of internal transactions, which is described in more detail under “Certain Relationships and Related Party Transactions—Agreements with Xerox—Separation and Distribution Agreement,” as the “Internal Transactions.”

In this Information Statement, unless the context otherwise requires:

•	“Conduent,” “we,” “our” and “us” refer to Conduent Incorporated and its consolidated subsidiaries after giving effect to the Spin-Off, and

•	“Xerox” refers to Xerox Corporation and its consolidated subsidiaries other than, for all periods following the Spin-Off, Conduent.

The transaction in which Xerox will distribute to its shareholders all of the shares of our common stock is referred to in this Information Statement as the “Distribution.” The transaction in which we will be separated from Xerox is sometimes referred to in this Information Statement as the “Spin-Off.”

Our Company

Conduent is a leading provider of business process services with expertise in transaction-intensive processing, analytics and automation. We serve as a trusted business partner in both the front office and back office, enabling personalized, seamless interactions on a massive scale that improve end-user experiences.

We create value for our commercial and government clients by applying our expertise, technology and innovation to help them drive customer and constituent satisfaction and loyalty, increase process efficiency and respond rapidly to changing market dynamics.

Our portfolio includes industry-focused service offerings in attractive growth markets such as healthcare and transportation, as well as multi-industry service offerings such as transaction processing, customer care and payment services.

Our addressable market size in the global business process service industry is estimated at nearly $260 billion in 2016, with expected growth rates in the mid-single digits through 2019. We have leadership positions in key market segments, including healthcare and transportation, which are expected to grow at 8% and 5% on a compounded annual basis through 2019, respectively. In addition, we are well positioned to capitalize on key industry trends such as increased demand for productivity, automation, personalization and innovation to capture growth.

Our strategy is to drive portfolio focus, operational discipline, sales and delivery excellence and innovation, complemented by tightly aligned investments. As a result, we aim to generate sustainable value for our shareholders by delivering profitable growth and margin expansion and deploying a disciplined capital allocation strategy.

With approximately 96,000 employees globally, we provide differentiated services to clients spanning small, medium and large businesses and to governments of all sizes in 42 countries. In 2015, we generated $6,662 million in total revenues, 90% of which was recurring.

Competitive Strengths

Our competitive strengths include the following:

•	Leadership in business process services driven by deep expertise, strong client relationships and differentiated solutions in attractive growth industries, including healthcare and transportation;

•	Expertise in managing transaction-intensive, end-user driven processes on a large scale through our differentiated suite of high quality multi-industry service offerings;

•	Ability to deliver our propriety technology, differentiated service offerings and service capabilities expertly to clients around the world;

•	Ability to help clients drive lower costs, higher quality and increased end-user satisfaction through our continuous investment in innovation and development of new technologies and capabilities that improve business processes; and

•	A loyal, diverse client base that supports our stable recurring revenue model and high renewal rates.

Strategic Overview

Our business strategies include the following:

Expand within attractive industries. The industries in which we operate have attractive revenue growth rates, generally in the mid-single digits. We intend to sharpen our focus and expand our business in industries with strong growth and profitability characteristics. We will employ a disciplined approach to portfolio management to complement our competitive strengths and build depth and breadth in our core businesses.

Optimize and strengthen our services capabilities. We plan to optimize our services capabilities and strengthen several core areas, including transaction processing, customer care and prepaid card services by building out our service offerings and continuing to improve our competitive strengths.

Drive operational and delivery excellence. We intend to improve our margins through an ongoing focus on operational and delivery excellence and cost efficiency. We plan to drive operational excellence through further automation and standardization of internal processes and with a continued focus on providing quality services.

Continue to advance next-generation platforms and capabilities. We intend to maintain our focus on innovation to create next-generation solutions aligned with our clients’ future needs and our growth strategies. We plan to advance our current platforms, further automate and personalize business processes and enhance data analytics capabilities to deliver value-added services for our clients.

Engage, develop and support our people. We intend to continue to develop our employees by investing in training, processes and systems to equip them with modern tools that enable them to perform their jobs more efficiently. Further, we plan to strengthen our sales teams with improved and optimized coverage and effective talent management.

Conduent Debt

In connection with the Spin-Off, we expect to incur indebtedness. Additional information regarding our indebtedness following the Spin-Off will be provided in subsequent amendments to this Information Statement. See “Description of Our Indebtedness.”

Other Information

We are a New York corporation. Our principal executive offices are located at                    . Our telephone number is                . Our website address is                . Information contained on, or connected to, our website or Xerox’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

The Spin-Off

Overview

On January 29, 2016, Xerox announced plans for the complete legal and structural separation of Conduent from Xerox.

To effect the separation, first, Xerox will undertake the series of internal transactions described under “Certain Relationships and Related Party Transactions—Agreements with Xerox—Separation and Distribution Agreement,” or the “Internal Transactions.” Xerox will subsequently distribute all of our common stock to Xerox’s shareholders, and Conduent, holding the BPO Business, will become an independent, publicly traded company.

Prior to completion of the Spin-Off, we intend to enter into a Separation and Distribution Agreement and several other agreements with Xerox related to the Spin-Off. These agreements will govern the relationship between Xerox and us up to and after completion of the Spin-Off and allocate between Xerox and us various assets, liabilities and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. See “Certain Relationships and Related Party Transactions” for more detail.

Completion of the Spin-Off is subject to the satisfaction or waiver of a number of conditions. In addition, Xerox has the right not to complete the Spin-Off if, at any time, Xerox’s board of directors, or the “Xerox Board,” determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Xerox or its shareholders, or is otherwise not advisable. See “The Spin-Off—Conditions to the Spin-Off” for more detail.

Questions and Answers about the Spin-Off

The following provides only a summary of the terms of the Spin-Off. You should read the section entitled “The Spin-Off” below in this Information Statement for a more detailed description of the matters described below.

Q:	What is the Spin-Off?

A: The Spin-Off is the method by which we will separate from Xerox. In the Spin-Off, Xerox will distribute to its shareholders all the outstanding shares of our common stock. Following the Spin-Off, we will be an independent, publicly traded company, and Xerox will not retain any ownership interest in us.

Q:	Will the number of Xerox shares I own change as a result of the Spin-Off?

A: No, the number of shares of Xerox common stock you own will not change as a result of the Spin-Off.

Q:	What are the reasons for the Spin-Off?

A: The Xerox Board considered the following potential benefits in deciding to pursue the Spin-Off:

•	Enhanced Strategic and Operational Focus. Following the Spin-Off, Xerox and Conduent will each have a more focused business and be better able to dedicate financial, management and other resources to leverage its areas of strength and differentiation. Each company will pursue appropriate growth opportunities and execute strategic plans best suited to address the distinct market trends and opportunities for its business. Conduent plans to focus on leadership in attractive market segments, invest selectively in growth areas, ensure continued operational discipline and capture transformative productivity.

•	Simplified Organizational Structure and Resources. The Spin-Off will allow the management of each of Xerox and Conduent to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies. Each company will be able to adapt faster to clients’ changing needs, address specific market dynamics, target innovation and investments in select growth areas and accelerate decision-making processes.

•	Distinct and Clear Financial Profiles and Compelling Investment Cases. Investment in one or the other company may appeal to investors with different goals, interests and concerns. The Spin-Off will allow investors to make independent investment decisions with respect to Xerox and Conduent and may result in greater alignment between the interests of Conduent’s shareholder base and the characteristics of Conduent’s business, capital structure and financial results.

•	Performance Incentives. The Spin-Off will enable Conduent to create incentives for its management and employees that are more closely tied to its business performance and shareholder expectations. Conduent’s equity-based compensation arrangements will more closely align the interests of Conduent’s management and employees with the interests of its shareholders and should increase Conduent’s ability to attract and retain personnel.

•	Capital Structure. The Spin-Off will enable each of Xerox and Conduent to leverage its distinct growth profile and cash flow characteristics to optimize its capital structure and capital allocation strategy.

Q:	Why is the separation of Conduent structured as a spin-off?

A:	Xerox believes that a distribution of shares in Conduent that is tax-free to Xerox shareholders for federal income tax purposes is the most efficient way to separate our business from Xerox.

Q:	What will I receive in the Spin-Off in respect of my Xerox common stock?

A:	As a holder of Xerox common stock, you will receive a dividend of shares of our common stock for every shares of Xerox common stock you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “—How will fractional shares be treated in the Distribution?” for more information on the treatment of the fractional shares you may be entitled to receive in the Distribution. Your proportionate interest in Xerox will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”

Q:	What is being distributed in the Spin-Off?

A:	Xerox will distribute approximately shares of our common stock in the Spin-Off, based on the approximately shares of Xerox common stock outstanding as of , 2016. The actual number of shares of our common stock that Xerox will distribute will depend on the total number of shares of Xerox common stock outstanding on the Record Date. The shares of our common stock that Xerox distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock.”

Q:	What is the record date for the Distribution?

A:	Xerox will determine record ownership as of the close of business on , 2016, which we refer to as the “Record Date.”

Q:	When will the Distribution occur?

A:	The Distribution will be effective as of p.m., New York City time, on , 2016, which we refer to as the “Distribution Date.” On or shortly after the Distribution Date, the whole shares of our common stock will be credited in book-entry accounts for Xerox shareholders entitled to receive the shares in the Distribution. See “—How will Xerox distribute shares of our common stock?” for more information on how to access your book-entry account or your bank, brokerage or other account holding our common stock you receive in the Distribution on and following the Distribution Date.

Q:	What do I have to do to participate in the Distribution?

A:	You are not required to take any action, but we urge you to read this Information Statement carefully. Holders of Xerox common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of Xerox common stock, in order to receive shares of our common stock in the Distribution. In addition, no shareholder approval of the Distribution is required. We are not asking you for a vote and request that you do not send us a proxy card.

Q:	If I sell my shares of Xerox common stock on or before the Distribution Date, will I still be entitled to receive shares of Conduent common stock in the Distribution?

A:	If you sell your shares of Xerox common stock before the Record Date, you will not be entitled to receive shares of Conduent common stock in the Distribution. If you hold shares of Xerox common stock on the Record Date and decide to sell them on or before the Distribution Date, you may choose to sell your Xerox common stock with or without your entitlement to our common stock to be distributed in the Spin-Off. You should discuss these options with your bank, broker or other nominee. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.

Q:	How will Xerox distribute shares of our common stock?

A:	Registered shareholders: If you are a registered shareholder (meaning you own your shares of Xerox common stock directly through Xerox’s transfer agent, Computershare Trust Company, N.A.), our distribution agent will credit the whole shares of our common stock you receive in the Distribution to a new book-entry account with our transfer agent on or shortly after the Distribution Date. Our distribution agent will mail you a book-entry account statement that reflects the number of whole shares of our common stock you own. You will be able to access information regarding your book-entry account holding the Conduent shares at or by calling .

“Street name” or beneficial shareholders: If you own your shares of Xerox common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock you receive in the Distribution on or shortly after the Distribution Date. Please contact your bank, broker or other nominee for further information about your account.

We will not issue any physical stock certificates to any shareholders, even if requested. See “The Spin-Off—When and How You Will Receive Conduent Shares” for a more detailed explanation.

Q:	How will fractional shares be treated in the Distribution?

A:

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Xerox shareholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within four trading days following the Distribution Date. See “—How will our common stock trade?” for additional information regarding “when-issued” trading and “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares. The distribution agent will, in its sole discretion, without any influence by Xerox or us, determine when, how, through which broker-dealer and at what price to sell the whole shares of our common stock. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Xerox or us.

Q:	What are the U.S. federal income tax consequences to me of the Distribution?

A:	For U.S. federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash received by Xerox shareholders in lieu of fractional shares. In addition, the aggregate tax basis of the Xerox common stock and our common stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Xerox common stock held by the U.S. Holder immediately before the Distribution, allocated between the Xerox common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments).

See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off.

Q:	Does Conduent intend to pay cash dividends?

A:	We have not yet determined our dividend policy, but we intend to do so prior to the completion of the Spin-Off and will disclose this policy in an amendment to this Information Statement. See “Dividend Policy” for more information.

Q:	Will Conduent incur any debt prior to or at the time of the Distribution?

A:	In connection with the Spin-Off, Conduent expects to incur indebtedness. Additional information regarding Conduent’s indebtedness following the Spin-Off will be provided in subsequent amendments to this Information Statement. See “Description of Our Indebtedness” for more information.

Q:	How will our common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our common stock on under the symbol “ .”

We anticipate that trading in our common stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of our common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See “The Spin-Off—Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

Q:	Will the Spin-Off affect the trading price of my Xerox common stock?

A:	We expect the trading price of shares of Xerox common stock immediately following the Distribution to be lower than the trading price immediately prior to the Distribution because the trading price will no longer reflect the value of the BPO Business. There can be no assurance that, following the Distribution, the combined trading prices of the Xerox common stock and our common stock will equal or exceed what the trading price of Xerox common stock would have been in the absence of the Spin-Off.

It is possible that after the Spin-Off, the combined equity value of Xerox and Conduent will be less than Xerox’s equity value before the Spin-Off.

Q:	Do I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of Xerox common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:	Who is the transfer agent and registrar for our common stock?

A:	We have not yet determined who the transfer agent for our common stock will be, but we expect to do so prior to the Spin-Off and will provide further information in an amendment to this Information Statement.

Q:	Are there risks associated with owning shares of our common stock?

A:	Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read carefully the information set forth under “Risk Factors” in this Information Statement.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact Xerox at:

Investor Relations

Xerox Corporation

45 Glover Avenue

Mail Stop XWHQ 7052

Norwalk, CT 06856

After the Spin-Off, if you have any questions relating to Conduent, you should contact us at:

Summary of the Spin-Off

Distributing Company	Xerox Corporation, a New York corporation that holds all of our common stock issued and outstanding prior to the Distribution. After the Distribution, Xerox will not own any shares of our common stock.

Distributed Company	Conduent Incorporated, a New York corporation and a wholly owned subsidiary of Xerox. At the time of the Distribution, we will hold, directly or through our subsidiaries, the assets and liabilities of the BPO Business. After the Spin-Off, we will be an independent, publicly traded company.

Distributed Securities	All of the shares of our common stock owned by Xerox, which will be 100% of our common stock issued and outstanding immediately prior to the Distribution. Based on the approximately shares of Xerox common stock outstanding on , 2016, and applying the distribution ratio of shares of our common stock for every shares of Xerox common stock, approximately shares of our common stock will be distributed.

Record Date	The Record Date is the close of business on , 2016.

Distribution Date	The Distribution Date is , 2016.

Internal Transactions	A portion of the BPO Business is currently held by subsidiaries of Xerox other than Conduent. In connection with the Spin-Off, Xerox will undertake the Internal Transactions so that we hold the entire BPO Business. See “Certain Relationships and Related Party Transactions—Agreements with Xerox—Separation and Distribution Agreement.”

Distribution Ratio	Each holder of Xerox common stock will receive shares of our common stock for every shares of Xerox common stock it holds on the Record Date. The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “The Spin-Off—Treatment of Fractional Shares” for more detail. Please note that if you sell your shares of Xerox common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the Xerox shares that you sold. See “The Spin-Off—Trading Prior to the Distribution Date” for more detail.

The Distribution

On the Distribution Date, Xerox will release the shares of our common stock to the distribution agent to distribute to Xerox shareholders. Xerox will distribute our shares in book-entry form and thus we will not issue any physical stock certificates. We expect that it will take the distribution agent up to two weeks to electronically issue shares of our common stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form.

You will not be required to make any payment, surrender or exchange your shares of Xerox common stock or take any other action to receive your shares of our common stock.

Fractional Shares	The distribution agent will not distribute any fractional shares of our common stock to Xerox shareholders. Instead, the distribution agent will first aggregate fractional shares into whole shares, then sell the whole shares in the open market at prevailing market prices on behalf of Xerox shareholders entitled to receive a fractional share, and finally distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). If you receive cash in lieu of fractional shares, you will not be entitled to any interest on the payments. The cash you receive in lieu of fractional shares generally will, for U.S. federal income tax purposes, be taxable as described under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the Spin-Off	Completion of the Spin-Off is subject to the satisfaction, or the Xerox Board’s waiver, of the following conditions:

•	the Xerox Board shall have authorized and approved the Internal Transactions and Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of our common stock to Xerox shareholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	our common stock shall have been accepted for listing on or another national securities exchange approved by Xerox, subject to official notice of issuance;

•	the Securities and Exchange Commission (the “SEC”) shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	Xerox shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”);

•	Xerox shall have received a private letter ruling from the U.S. Internal Revenue Service (the “IRS”) regarding certain U.S. federal income tax consequences of the Spin-Off (the “IRS Ruling”), and the IRS Ruling shall continue to be effective and valid;

•	the Internal Transactions (as described in “Certain Relationships and Related Party Transactions—Agreements with Xerox—Separation and Distribution Agreement”) shall have been completed;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Xerox shall have occurred or failed to occur that prevents the consummation of the Distribution;

•	no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the Xerox Board, would result in the Distribution having a material adverse effect on Xerox or its shareholders;

•	prior to the Distribution Date, this Information Statement shall have been mailed to the holders of Xerox common stock as of the Record Date;

•	Xerox shall have duly elected the individuals to be listed as members of our post-Distribution board of directors, or our “Board,” in this Information Statement, and such individuals shall be the members of our Board immediately after the Distribution; provided that our current directors shall appoint one independent director prior to the date on which “when-issued” trading of our common stock commences on and such director shall serve on our Audit Committee, Compensation Committee and Corporate Governance Committee; and

•	immediately prior to the Distribution Date, our Restated Certificate of Incorporation and Amended and Restated By-Laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on the part of Xerox to complete the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Xerox has the right not to complete the Spin-Off if, at any time, the Xerox Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Xerox or its shareholders or is otherwise not advisable.

Trading Market and Symbol

We intend to file an application to list our common stock on                  under the symbol “                    .” We anticipate that, as early as two trading days prior to the Record Date, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the Distribution Date, and we expect that “regular-way” trading of our common stock will begin the first trading day after the Distribution Date.

We also anticipate that, as early as two trading days prior to the Record Date, there will be two markets in Xerox common stock: (i) a “regular-way” market on which shares of Xerox common stock will trade with an entitlement for the purchaser of Xerox common stock to receive shares of our common stock to be distributed in the Distribution, and (ii) an “ex-distribution” market on which shares of Xerox common stock will trade without an entitlement for the purchaser of Xerox common stock to receive shares of our common stock. See “The Spin-Off—Trading Prior to the Distribution Date.”

Tax Consequences to Xerox Shareholders	For U.S. federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash received in lieu of a fractional share. In addition, the aggregate tax basis of the Xerox common stock and our common stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Xerox common stock held by the U.S. Holder immediately before the Distribution, allocated between the Xerox common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments). See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

We urge you to consult your tax advisor as to the specific tax consequences of the Distribution to you, including the effect of any U.S. federal, state, local or foreign tax laws and of changes in applicable tax laws.

Relationship with Xerox after the Spin-Off	We intend to enter into several agreements with Xerox related to the Spin-Off, which will govern the relationship between Xerox and us up to and after completion of the Spin-Off and allocate between Xerox and us various assets, liabilities, rights and obligations. These agreements include:

•	a Separation and Distribution Agreement that will set forth Xerox’s and our agreements regarding the principal actions that both parties will take in connection with the Spin-Off and aspects of our relationship following the Spin-Off;

•	a Transition Services Agreement pursuant to which Xerox and we will provide each other specified services on a transitional basis to help ensure an orderly transition following the Spin-Off;

•	a Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of Xerox and us after the Spin-Off with respect to all tax matters and will include restrictions to preserve the tax-free status of the Distribution; and

•	an Employee Matters Agreement that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefits plans and programs in which our employees participated.

We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Dividend Policy	We have not yet determined our dividend policy, but we intend to do so prior to the Spin-Off and will disclose this policy in an amendment to this Information Statement. See “Dividend Policy.”

Transfer Agent	We have not yet determined who the transfer agent for our common stock will be, but we expect to do so prior to the Spin-Off and we will provide further information in an amendment to this Information Statement.

Risk Factors	Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read carefully the information set forth under “Risk Factors.”

RISK FACTORS

You should carefully consider all of the information in this Information Statement and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the Spin-Off. Some risks relate principally to the securities markets and ownership of our common stock.

Any of the following risks could materially adversely affect our results of operations and financial condition and the actual outcome of matters as to which forward-looking statements are made in this Information Statement.

Risks Relating to Our Business

Our government contracts are subject to termination rights, audits and investigations, which, if exercised, could negatively impact our reputation and reduce our ability to compete for new contracts.

A significant portion of our revenues is derived from contracts with U.S. federal, state and local governments and their agencies, and some of our revenues are derived from contracts with foreign governments and their agencies. Government entities typically finance projects through appropriated funds. While these projects are often planned and executed as multi-year projects, government entities usually reserve the right to change the scope of or terminate these projects for lack of approved funding and/or at their convenience. Changes in government or political developments, including budget deficits, shortfalls or uncertainties, government spending reductions (e.g., Congressional sequestration of funds under the Budget Control Act of 2011) or other debt or funding constraints, such as those recently experienced in the United States and Europe, could result in lower governmental sales and in our projects being reduced in price or scope or terminated altogether, which also could limit our recovery of incurred costs, reimbursable expenses and profits on work completed prior to the termination. Additionally, if the government discovers improper or illegal activities or contractual non-compliance (including improper billing), we may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government. Any resulting penalties or sanctions could materially adversely affect our results of operations and financial condition. Moreover, government contracts are generally subject to audits and investigations by government agencies. If the government finds that we inappropriately charged any costs to a contract, the costs are not reimbursable or, if already reimbursed, the cost must be refunded to the government. Further, the negative publicity that could arise from any such penalties, sanctions or findings in such audits or investigations could have an adverse effect on our reputation in the industry and reduce our ability to compete for new contracts and could materially adversely affect our results of operations and financial condition.

We derive significant revenue and profit from commercial and government contracts awarded through competitive bidding processes, including renewals, which can impose substantial costs on us, and we will not achieve revenue and profit objectives if we fail to accurately and effectively bid on such projects.

Many of these contracts are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design; (iii) the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding and the risk that such protests or challenges could result in the requirement to resubmit bids and in the termination, reduction or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other contracts we might otherwise pursue. If our competitors protest or challenge an award made to us on a government contract, the costs to defend such an award may be significant and could involve subsequent litigation that could take years to resolve.

We rely to a significant extent on third-party providers, such as subcontractors, a relatively small number of primary software vendors, utility providers and network providers; if they cannot deliver or perform as expected or if our relationships with them are terminated or otherwise change, our results of operations and financial condition could be materially adversely affected.

Our ability to service our customers and clients and deliver and implement solutions depends to a large extent on third-party providers such as subcontractors, a relatively small number of primary software vendors, software application developers, utility providers and network providers meeting their obligations to us and our expectations in a timely, quality manner. Our results of operations and financial condition could be materially adversely affected and we might incur significant additional liabilities if any of our third-party providers do not meet these obligations or our or our clients’ expectations or if they terminate or refuse to renew their relationships with us or were to offer their products to us with less advantageous prices and other terms than we previously had.

Failure to deliver on our contractual obligations properly and on time could materially adversely affect our results of operations and financial condition.

Our business model depends in large part on our ability to retain existing and attract new work from our base of existing clients, as well as on relationships we develop with our clients so that we can understand our clients’ needs and deliver solutions and services that are tailored to meet those needs. In order for our business to grow, we must successfully manage the provision of services under our contracts. If a client is not satisfied with the quality of work performed by us or a subcontractor, or with the type of services or solutions delivered, then we could incur additional costs to address the situation, the profitability of that work might be impaired and the client’s dissatisfaction with our services could damage our ability to obtain additional work from that client or obtain new work from other potential clients. In particular, clients who are not satisfied might seek to terminate existing contracts prior to their scheduled expiration date, which may result in our inability to fully recover our up-front investments. In addition, clients could direct future business to our competitors. We could also trigger contractual credits to clients or a contractual default. Failure to properly transition new clients to our systems, properly budget transition costs or accurately estimate contract operational costs could result in delays in our contract performance, trigger service level penalties, impair fixed or intangible assets or result in contract profit margins that do not meet our expectations or our historical profit margins.

In addition, we incur significant expenditures for the development and construction of system software platforms needed to support our clients’ needs. Our failure to fully understand client requirements or implement the appropriate operating systems or databases or solutions which enable the use of other supporting software may delay the project and result in cost overruns or potential impairment of the related software platforms.

We face significant competition and our failure to compete successfully could materially adversely affect our results of operations and financial condition.

We operate in an environment of significant competition, driven by rapid technological developments, changes in industry standards and demands of customers to become more efficient. Our competitors range from large international companies to relatively small firms. Some of the large international companies have significant financial resources and compete with us globally to provide business process services in each of the markets we serve. In addition, we must frequently compete with a client’s own internal business process and information technology capabilities, which may constitute a fixed cost for the client. We compete primarily on the basis of technology, performance, price, quality, reliability, brand, distribution and customer service and support. Our success in future performance is largely dependent upon our ability to compete successfully in the markets we currently serve, to promptly and effectively react to changing technologies and customer expectations and to expand into additional market segments. To remain competitive, we must develop services and applications; periodically enhance our existing offerings; remain cost efficient; and attract and retain key personnel and management. If we are unable to compete successfully, we could lose market share and important customers to our competitors and that could materially adversely affect our results of operations and financial condition.

Our business is dependent on continued interest in outsourcing.

Our business and growth depend in large part on continued interest in outsourced business process services. Outsourcing means that an entity contracts with a third party, such as us, to provide business process services rather than perform such services in-house. There can be no assurance that this interest will continue, as organizations may elect to perform such services themselves and/or the business process outsourcing industry could move to an as-a-Service model, thereby eliminating traditional business process outsourcing tasks. A significant change in this interest in outsourcing could materially adversely affect our results of operations and financial condition. Additionally, there can be no assurance that our cross-selling efforts will cause clients to purchase additional services from us or adopt a single-source outsourcing approach.

Our profitability is dependent upon our ability to obtain adequate pricing for our services and to improve our cost structure.

Our success depends on our ability to obtain adequate pricing for our services that will provide a reasonable return to our shareholders. Depending on competitive market factors, future prices we obtain for our services may decline from previous levels. If we are unable to obtain adequate pricing for our services, it could materially adversely affect our results of operations and financial condition. In addition, our contracts are increasingly requiring tighter timelines for implementation as well as more stringent service level metrics. This makes the bidding process for new contracts much more difficult and requires us to adequately consider these requirements in the pricing of our services.

We regularly review our operations with a view towards reducing our cost structure, including, without limitation, reducing our employee base, exiting certain businesses, improving process and system efficiencies and outsourcing some internal functions. We from time to time engage in restructuring actions to reduce our cost structure. On January 29, 2016, Xerox announced a three-year strategic transformation program targeting cost savings across all segments, including the BPO Business. If we are unable to continue to maintain our cost base at or below the current level and maintain process and systems changes resulting from prior restructuring actions or to realize the expected cost reductions in the ongoing strategic transformation program, it could materially adversely affect our results of operations and financial condition.

In addition, in order to meet the service requirements of our customers, which often includes 24/7 service, and to optimize our employee cost base, including our back-office support, we often locate our delivery service and back-office support centers in lower-cost locations, including several developing countries. Concentrating our centers in these locations presents a number of operational risks, many of which are beyond our control, including the risks of political instability, natural disasters, safety and security risks, labor disruptions, excessive employee turnover and rising labor rates. Additionally, a change in the political environment in the United States or the adoption and enforcement of legislation and regulations curbing the use of such centers outside of the United States could materially adversely affect our results of operations and financial condition. These risks could impair our ability to effectively provide services to our customers and keep our costs aligned to our associated revenues and market requirements.

Our ability to sustain and improve profit margins is dependent on a number of factors, including our ability to continue to improve the cost efficiency of our operations through such programs as robotic process automation, to absorb the level of pricing pressures on our services through cost improvements and to successfully complete information technology initiatives. If any of these factors adversely materialize or if we are unable to achieve and maintain productivity improvements through restructuring actions or information technology initiatives, our ability to offset labor cost inflation and competitive price pressures would be impaired, each of which could materially adversely affect our results of operations and financial condition.

We may be subject to claims of infringement of third-party intellectual property rights which could adversely affect our results of operation and financial condition.

We rely heavily on the use of intellectual property. We do not own a significant portion of the software that we use to run our business; instead we license this software from a small number of primary vendors. If these vendors assert claims that we or our clients are infringing on their software or related intellectual property, we could incur substantial costs to defend these claims, which could materially adversely affect our results of operations and financial condition. In addition, if any of our vendors’ infringement claims are ultimately successful, our vendors could require us to (i) cease selling or using products or services that incorporate the challenged software or technology, (ii) obtain a license or additional licenses from our vendors or (iii) redesign our services which rely on the challenged software or technology. In addition, we may be exposed to claims for monetary damages. If we are unsuccessful in defending an infringement claim and our vendors require us to initiate any of the above actions, or we are required to pay monetary damages, then such actions could materially adversely affect our results of operations and financial condition.

We are subject to laws of the United States and foreign jurisdictions relating to individually identifiable information and personal health information, and failure to comply with those laws, whether or not inadvertent, could subject us to legal actions and negatively impact our operations.

We receive, process, transmit and store information relating to identifiable individuals, both in our role as a service provider and as an employer. As a result, we are subject to numerous United States (both federal and state) and foreign jurisdiction laws and regulations designed to protect both individually identifiable information as well as personal health information, including the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”) and the HIPAA regulations governing, among other things, the privacy, security and electronic transmission of individually identifiable health information, and the European Union Directive on Data Protection (Directive 95/46/EC). Other United States (both federal and state) and foreign jurisdiction laws apply to our processing of individually identifiable information and these laws have been subject to frequent changes, and new legislation in this area may be enacted at any time. For example, the recent invalidation of the U.S.-EU Safe Harbor regime will require us to implement alternative mechanisms in order for some of our data flows from Europe to the United States to comply with applicable law. Changes to existing laws, introduction of new laws in this area or failure to comply with existing laws that are applicable to us may subject us to, among other things, additional costs or changes to our business practices, liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to obtain and process information and allegations by our customers and clients that we have not performed our contractual obligations, any of which could materially adversely affect our results of operations and financial condition.

We are subject to laws of the United States and foreign jurisdictions relating to processing certain financial transactions, including payment card transactions and debit or credit card transactions, and failure to comply with those laws, whether or not inadvertent, could subject us to legal actions and materially adversely affect our results of operations and financial condition.

We receive, process and implement financial transactions, and disburse funds, on behalf of both government and commercial customers. This activity includes receiving debit and credit card information to process payments due to our customers as well as disbursing funds on payment or debit cards to payees of our customers. As a result, we are subject to numerous United States (both federal and state) and foreign jurisdiction laws and regulations, including the Electronic Fund Transfer Act, as amended, the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (including the so-called Durbin Amendment), as amended, the Gramm-Leach-Bliley Act (also known as the Financial Modernization Act of 1999), as amended, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended. Other United States (both federal and state) and foreign jurisdiction laws apply to our processing of certain financial transactions and these laws have been subject to frequent changes, and new legislation in this area may be enacted at any time. Changes to existing laws, introduction of new laws in this area or failure to comply with existing laws that are applicable to us may subject us to, among other things, additional costs or changes to our business practices, liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process financial transactions and allegations by our customers and clients that we have not performed our contractual obligations, any of which could materially adversely affect our results of operations and financial condition.

We are subject to breaches of our security systems and service interruptions which could expose us to liability, impair our reputation or temporarily render us unable to fulfill our service obligations under our contracts.

We have implemented security systems, both directly and with third-party subcontractors and service providers, with the intent of maintaining both the physical security of our facilities and the data security of our customers’, clients’ and suppliers’ confidential information and information related to identifiable individuals (including payment card and debit and credit card information and health information) against unauthorized access through our information systems or by other electronic transmission or through the misdirection, theft or loss of physical media. These include, for example, the appropriate encryption of information. Despite such efforts, we are subject to breach of security systems which may result in unauthorized access to our facilities and/or the information we are trying to protect. Because the techniques used to obtain unauthorized access are constantly changing and becoming increasingly more sophisticated and often are not recognized until launched against a target, we or our third-party service providers may be unable to anticipate these techniques or implement sufficient preventative measures. Additionally, with advances in computer capabilities and data protection requirements to address ongoing threats, we may be required to expend significant capital and other resources to protect against potential security breaches or to alleviate problems caused by security breaches. Moreover, employee error or malfeasance, faulty password management or other irregularities may result in a defeat of our or our third-party service providers’ security measures and breach our or our third-party service providers’ information systems (whether digital or otherwise).

If unauthorized parties gain physical access to one of our or one of our third-party service providers’ facilities or electronic access to our or one of our third-party service providers’ information systems or such information is misdirected, lost or stolen during transmission or transport, any theft or misuse of such information could result in, among other things, unfavorable publicity, governmental inquiry and oversight, difficulty in marketing our services, allegations by our customers and clients that we have not performed our contractual obligations, litigation by affected parties and possible financial obligations for damages related to the theft or misuse of such information, any of which could materially adversely affect our results of operations and financial condition. Moreover, a security breach could require us to devote significant management resources to address the problems created by the security breach and to expend significant additional resources to upgrade further the security measures that we employ to guard such important personal information against cyber attacks and other attempts to access such information and could result in a disruption of our operations. We also maintain various systems and data centers for our customers. Often these systems and data centers must be maintained worldwide and on a 24/7 basis. Although we endeavor to ensure that there is adequate backup and maintenance of these systems and centers, we could experience service interruptions that could result in curtailed operations and loss of customers, which could reduce our revenues and profits in addition to impairing our reputation. If our information systems and our back-up systems are damaged, breached or cease to function properly, we may have to make a significant investment to repair or replace them, and we may suffer interruptions in our operations in the interim, each of which could materially adversely affect our results of operations and financial condition.

Our ability to recover capital and other investments in connection with our contracts is subject to risk.

In order to attract and retain large outsourcing contracts, we sometimes make significant capital and other investments to enable us to perform our services under those contracts, such as purchases of information technology equipment, facility costs, labor resources and costs incurred to develop and implement software. The net book value of certain assets recorded, including a portion of our intangible assets, could be impaired, and our results of operations and financial condition could be materially adversely affected in the event of the early termination of all or a part of such a contract or a reduction in volumes and services thereunder for reasons such as a customer’s or client’s merger or acquisition, divestiture of assets or businesses, business failure or deterioration or a customer’s or client’s exercise of contract termination rights.

If we underestimate the scope of work or the costs of performance in our contracts, or we misperform our contracts, our results of operations and financial condition could be materially adversely affected.

In order to stay competitive in our industry, we must also keep pace with changing technologies and customer preferences. Many of our contracts require us to design, develop and implement new technological and operating systems for our customers. Many of these systems involve detailed and complex computer source code which must be created and integrated into a working system that meets contract specifications. The accounting for these contracts requires judgment relative to assessing risks, estimating contract revenues and costs and making assumptions for schedule and technical issues. To varying degrees, each contract type involves some risk that we could underestimate the costs and resources necessary to fulfill the contract. In each case, our failure to accurately estimate costs or the resources and technology needed to perform our contracts or to effectively manage and control our costs during the performance of our work could result, and in some instances has resulted, in reduced profits or in losses. In addition, in many of our contracts, we have complicated performance obligations, including, without limitation, designing and building new integrated computer systems or doing actuarial work for pension, medical and other plans with beneficiaries that can rely on future projection of obligations to determine appropriate levels of funding. These contracts carry potential financial penalties or could result in financial damages or exposures if we fail to properly perform those obligations and could result in our results of operations and financial condition being materially adversely affected.

If we are unable to collect our receivables for unbilled services, our results of operations and financial condition could be materially adversely affected.

The profitability of certain of our large contracts depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. Actual losses on client balances could differ from current estimates and, as a result, may require adjustment of our receivables for unbilled services. Our receivables include long-term contracts and over the course of a long-term contract, our customers’ financial condition may change such that their ability to pay their obligations, and our ability to collect our fees for services rendered, is adversely affected. Additionally, we may perform work for the federal, state and local governments, with respect to which we must file requests for equitable adjustment or claims with the proper agency to seek recovery in whole or in part, for out-of-scope work directed or caused by the government customer in support of its project, and the amounts of such recoveries may not meet our expectations or cover our costs. Macroeconomic conditions could result in financial difficulties, including, without limitation, limited access to the credit markets, insolvency or bankruptcy, for our clients and, as a result, could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance or default on their payment obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments (for example, achieve specified milestones in percentage-of-completion contracts) and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our results of operations and financial condition could be materially adversely affected.

A decline in revenues from or a loss or failure of significant clients could materially adversely affect our results of operations and financial condition.

Our results of operations and financial condition could be materially adversely affected by the loss or failure of significant clients. Some of our clients are in business sectors which have experienced significant financial difficulties or consolidation, and/or the reduction of volumes or their inability to make payments to us, as a result of, among other things, their merger or acquisition, divestiture of assets or businesses, contract expiration, non-renewal or early termination (including termination for convenience) or business or financial failure or deterioration. Economic and political conditions could affect our clients’ businesses and the markets they serve. A prolonged economic downturn or a negative or uncertain political climate could, or could continue to, adversely affect our clients’ financial conditions and the level of business activity of our clients and the industries we serve, which may reduce our clients’ demand for our services or depress pricing of those services and could materially adversely affect our results of operations and financial condition. In addition, we incur certain fixed costs related to providing our services to our clients. Therefore, the loss or failure of any one of our significant clients could leave us with a significantly higher level of fixed costs than is necessary for some period of time to serve our remaining clients, thereby materially adversely affecting our results of operations and financial condition.

We have non-recurring revenue, which subjects us to a risk that our revenues and cash flows from operations may fluctuate from period to period.

Revenue generated from our non-recurring services may fluctuate due to factors both within and outside of our control. Our mix of non-recurring and recurring revenues is impacted by acquisitions as well as growth in our non-recurring lines of business. There is less predictability and certainty in the timing and amount of revenues generated by our non-recurring services and, accordingly, our results of operations and financial condition could be materially adversely affected by the timing and amount of revenues generated from our non-recurring services.

The failure to obtain or maintain a satisfactory credit rating could adversely affect our liquidity, capital position, borrowing costs, access to capital markets and ability to post surety or performance bonds to support clients’ contracts.

Our credit risk is expected to be evaluated by the major independent rating agencies. Once a credit rating is obtained, which we expect to be below investment grade, any future downgrades to such rating could negatively impact our ability to renew contracts with our existing clients, limit our ability to compete for new clients, result in increased premiums for surety or performance bonds to support our clients’ contracts and/or result in a requirement that we provide collateral to secure our surety or performance bonds. Further, certain of our commercial outsourcing contracts provide that, in the event our credit ratings are downgraded to specified levels, the client may elect to terminate its contract with us and either pay a reduced termination fee or, in some limited instances, no termination fee. Such a credit rating downgrade could adversely affect these client relationships. Moreover, once a credit rating is obtained, there may be reductions thereof if we incur additional indebtedness. There can be no assurance that we will be able to maintain our credit ratings once established, and any additional actual or anticipated downgrades of our credit ratings, including any announcement that our ratings are under review for a downgrade, may have a negative impact on our liquidity, capital position and access to capital markets.

A failure to attract and retain key employees and members of our management team could materially adversely affect our results of operations and financial condition.

Our success depends on the skills, experience and performance of key employees and members of our management team. The competitive environment for employee and management talent in the business processing outsourcing industry could impact our ability to attract and retain key employees and management. Identifying, developing internally or hiring externally, training and retaining key employees and management is critical to our future. Our failure to successfully hire key employees and management or the loss of the services of key employees or members of management could materially adversely affect our results of operations and financial condition.

A failure to attract and retain necessary technical personnel and qualified subcontractors could materially adversely affect our results of operations and financial condition.

Because we operate in intensely competitive markets, our success depends to a significant extent upon our ability to attract, retain and motivate highly skilled and qualified technical personnel and to subcontract with qualified, competent subcontractors. If we fail to attract, train and retain sufficient numbers of qualified engineers, technical staff and sales and marketing representatives or are unable to contract with qualified, competent subcontractors, our results of operations and financial condition could be materially adversely affected. Experienced and capable personnel in the services industry remain in high demand, and there is continual competition for their talents. Additionally, we may be required to increase our hiring in geographic areas outside of the United States, which could subject us to increased geopolitical and exchange rate risk. The loss of any key technical employee or the loss of a key subcontractor relationship could materially adversely affect our results of operations and financial condition.

Increases in the cost of telephone and data services or significant interruptions in such services could materially adversely affect our results of operations and financial condition.

Our business is significantly dependent on telephone and data service provided by various local and long distance telephone and data service providers around the world. Accordingly, any disruption of these services could materially adversely affect our results of operations and financial condition. We have taken steps to mitigate our exposure to service disruptions by investing in redundant circuits, although there is no assurance that the redundant circuits would not also suffer disruption. Any inability to obtain telephone or data services at favorable rates could materially adversely affect our results of operations and financial condition. Where possible, we have entered into long-term contracts with various providers to mitigate short-term rate increases and fluctuations. There is no obligation, however, for the vendors to renew their contracts with us, or to offer the same or lower rates in the future, and such contracts are subject to termination or modification for various reasons outside of our control. A significant increase in the cost of telephone or data services that is not recoverable through an increase in the price of our services could materially adversely affect our results of operations and financial condition. In addition, a number of our facilities are located in jurisdictions outside of the United States where the provision of utility services, including electricity and water, may not be consistently reliable, and while there are backup systems in many of our operating facilities, an extended outage of utility or network services could materially adversely affect our results of operations and financial condition.

We may make acquisitions of businesses, engage in joint ventures or divest our non-core businesses. These strategic decisions, if taken, involve potential risks.

We regularly evaluate opportunities to improve our services through acquisitions of new businesses, investments in joint ventures with other businesses and divestitures of our non-core businesses. In pursuing acquisitions and joint ventures we may be unable to identify businesses or counterparties that complement our strategies, and even if we identify a business or a counterparty that complements our strategies, we may be unable to acquire such business or transact with such counterparty at a reasonable cost or upon acceptable terms and conditions. The full amount of anticipated benefits of any acquisition, joint venture or divestiture may not be realized on the expected timing or at all. Moreover, any acquisitions we undertake expose us to the risks that come with the incurrence of additional indebtedness and/or could result in dilutive effects on the issuance of additional equity securities. In addition, the actual integration of an acquired business may divert attention of management from operating the existing business and could result in additional and unforeseen expenses. We may fail to sustain the acquired businesses’ quality of services that we have historically provided and key employees of the acquired business may leave after the acquisition.

Divestitures of our non-core businesses could have similar effects, including the loss of earnings of the divested business or operation. Failure to execute acquisitions, investments and divestitures in a satisfactory manner could materially adversely affect our results of operations and financial condition.

We will be a holding company and, therefore, may not be able to receive dividends or other payments in needed amounts from our subsidiaries.

Our principal assets are the shares of capital stock and indebtedness of our subsidiaries. We rely on dividends, interest and other payments from these subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations, paying corporate expenses and, if determined by our Board, paying dividends to shareholders and repurchasing common shares. Certain of our subsidiaries are subject to regulatory requirements of the jurisdictions in which they operate or other restrictions that may limit the amounts that these subsidiaries can pay in dividends or other payments to us. No assurance can be given that there will not be further changes in law, regulatory actions or other circumstances that could restrict the ability of our subsidiaries to pay dividends to us. In addition, due to differences in tax rates, repatriation of funds from certain countries into the United States could have unfavorable tax ramifications for us. Furthermore, no assurance can be given that our subsidiaries may be able to make timely payments to us in order for us to meet our obligations.

Our ability to obtain future contracts, or perform services under existing contracts, for certain government clients is dependent on our ability to maintain necessary security clearances.

Select U.S. and non-U.S. government clients require us to maintain security clearances for certain of our facilities used in the performance of classified contracts. Employees who perform under certain government contracts are required to possess appropriate personnel security clearances for access to classified information granted by the respective government. The competition for qualified personnel who possess security clearance is very strong in certain public sector markets. In the event that a government customer were to revoke the facility and/or personnel clearances of all or substantially all of the employees performing work under a classified contract, such revocation could be grounds for termination of the contract by the government customer and impede the ability to obtain future contracts. Similarly, if we are unable to hire sufficient qualified and cleared personnel to meet contractual commitments, a contract could be terminated for non-performance. Under either circumstance, such termination, depending on the contract value, could materially adversely affect our results of operations and financial condition.

Our results of operations and financial condition could be materially adversely affected by legal and regulatory matters.

We are potentially subject to various contingent liabilities that are not reflected on our balance sheet, including those arising as a result of being involved in a variety of claims, lawsuits, investigations and proceedings concerning: securities law; governmental entity contracting, servicing and procurement law; intellectual property law; environmental law; employment law; the Employee Retirement Income Security Act of 1974 (ERISA); and other laws and regulations, as discussed under Note 15—Contingencies and Litigation in our Combined Financial Statements included elsewhere in this Information Statement. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual or materially increase an existing accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts above any existing accruals, it could materially adversely affect our results of operations and financial condition in the period or periods in which such change in determination, judgment or settlement occurs.

There can be no assurances as to the favorable outcome of any claim, lawsuit, investigation or proceeding. It is possible that a resolution of one or more such proceedings could require us to make substantial payments to satisfy judgments, fines or penalties or to settle claims or proceedings, any of which could materially adversely affect our results of operations and financial condition. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain services, requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. In addition, it can be very costly to defend litigation and these costs could materially adversely affect our results of operations and financial condition. See Note 15—Contingencies and Litigation to our Combined Financial Statements included elsewhere in this Information Statement.

Our results of operations and financial condition may be materially adversely affected by conditions abroad, including local economics, political environments, fluctuating foreign currencies and shifting regulatory schemes.

A portion of our revenues is generated from operations outside the United States. In addition, we maintain significant operations outside the United States. Our results of operations and financial condition could be materially adversely affected by changes in foreign currency exchange rates, as well as by a number of other factors, including, without limitation, changes in economic conditions from country to country, changes in a country’s political conditions, trade protection measures, licensing requirements, local tax issues, capitalization and other related legal matters. We generally hedge foreign currency denominated assets, liabilities and anticipated transactions primarily through the use of currency derivative contracts. The use of derivative contracts is intended to mitigate or reduce transactional level volatility in the results of foreign operations, but does not completely eliminate volatility. We do not hedge the translation effect of international revenues and expenses, which are denominated in currencies other than our U.S. parent functional currency, within our combined financial statements. If we are unable to effectively hedge these risks, our results of operations and financial condition could be materially adversely affected.

If we fail to successfully develop new service offerings, including new technology components, and protect our intellectual property rights, we may be unable to retain current customers and gain new customers and our revenues would decline.

The process of developing new service offerings, including new technology components, is inherently complex and uncertain. It requires accurate anticipation of customers’ changing needs and emerging technological trends. We must make long-term investments and commit significant resources before knowing whether these investments will eventually result in service offerings that achieve customer acceptance and generate the revenues required to provide desired returns. For example, establishing internal automation processes to help us develop new service offerings will require significant up-front costs and resources, which, if not monetized effectively, could materially adversely affect our revenues. In addition, some of our service offerings rely on technologies developed by and licensed from third parties. We may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms, or such third parties may demand cross-licenses to our intellectual property. It is also possible that our intellectual property rights could be challenged, invalidated or circumvented, allowing others to use our intellectual property to our competitive detriment. We also must ensure that all of our service offerings comply with both existing and newly enacted regulatory requirements in the countries in which they are sold. If we fail to accurately anticipate and meet our customers’ needs through the development of new service offerings (including technology components) or if we fail to adequately protect our intellectual property rights or if our new service offerings are not widely accepted or if our current or future service offerings fail to meet applicable worldwide regulatory requirements, we could lose market share and customers to our competitors and that could materially adversely affect our results of operations and financial condition.

Risks Relating to the Spin-Off

The Spin-Off could result in significant tax liability to Xerox and its shareholders.

Completion of the Spin-Off is conditioned on Xerox’s receipt of a written opinion of Cravath, Swaine & Moore LLP to the effect that the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code and the receipt and continuing effectiveness and validity of the IRS Ruling.

The opinion of counsel will not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion will assume that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and will rely on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents as well as the continuing effectiveness and validity of the IRS Ruling. In addition, the opinion will be based on certain representations as to factual matters from, and certain covenants by, Xerox and us. The opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect.

Xerox has requested the IRS Ruling. The IRS Ruling will rely on certain facts, assumptions, representations and undertakings from Xerox and us regarding the past and future conduct of Xerox’s and our businesses and other matters. If any of these facts, assumptions, representations or undertakings is incorrect or not otherwise satisfied, Xerox may not be able to rely on the IRS Ruling. In addition, the IRS ruling is not a comprehensive ruling from the IRS regarding all aspects of the U.S. federal income tax consequences of the transactions.

Accordingly, notwithstanding the opinion of counsel and the IRS Ruling, there can be no assurance that the IRS will not assert, or that a court would not sustain, a contrary position.

If the Distribution were determined not to qualify for non-recognition of gain and loss for U.S. federal income tax purposes, U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally, for U.S. federal income tax purposes, be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in (i) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Xerox’s current and accumulated earnings and profits; (ii) a reduction in the U.S. Holder’s basis (but not below zero) in Xerox common stock to the extent the amount received exceeds the shareholder’s share of Xerox’s earnings and profits; and (iii) a taxable gain from the exchange of Xerox common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Xerox’s earnings and profits and the U.S. Holder’s basis in its Xerox common stock. See below and “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

We could have an indemnification obligation to Xerox if the Distribution were determined not to qualify for non-recognition treatment, which could materially adversely affect our results of operations and financial condition.

If it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, we could, under certain circumstances, be required to indemnify Xerox for the resulting taxes and related expenses. Any such indemnification obligation could materially adversely affect our results of operations and financial condition. For a description of such indemnification obligation, see “Certain Relationships and Related Party Transactions—Agreements with Xerox—Tax Matters Agreement.”

In addition, Section 355(e) of the Code generally creates a presumption that the Distribution would be taxable to Xerox, but not to shareholders, if we or our shareholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Xerox due to such a 50% or greater change in ownership of our stock, Xerox would recognize gain equal to the excess of the fair market value of our common stock distributed to Xerox shareholders over Xerox’s tax basis in our common stock and we generally would be required to indemnify Xerox for the tax on such gain and related expenses. Any such indemnification obligation could materially adversely affect our results of operations and financial condition. See “Certain Relationships and Related Party Transactions—Agreements with Xerox—Tax Matters Agreement.”

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Distribution, which may reduce our strategic and operating flexibility.

We intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355 of the Code. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may otherwise maximize the value of our business, and might discourage or delay a strategic transaction that our shareholders may consider favorable. See “Certain Relationships and Related Party Transactions—Agreements with Xerox—Tax Matters Agreement.”

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent, publicly traded company, we will be able to, among other things, design and implement corporate strategies and policies that are targeted to our business, better focus our financial and operational resources on our specific business, create effective incentives for our management and employees that are more closely tied to our business performance, provide investors more flexibility and enable us to achieve alignment with a more natural shareholder base and implement and maintain a capital structure designed to meet our specific needs. However, by separating from Xerox, we may be more susceptible to market fluctuations and other adverse events. As an independent entity, we will have an arm’s-length relationship with Xerox and we may not be able to obtain supplies from Xerox on terms as favorable to us as those we had as a wholly owned subsidiary of Xerox prior to the Spin-Off. As a smaller, independent company, Conduent will have a narrower business focus and may be more vulnerable to changing market conditions as well as the risk of takeover by third parties. In addition, we may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. Furthermore, Xerox currently guarantees our and our subsidiaries’ performance under certain services contracts and real estate leases. Following the Spin-Off, we expect that Conduent will provide such performance guarantees, and we may be unable to retain or renew such contracts on terms and conditions as favorable to us as those currently in effect. A loss of such services contracts or real estate leases or a failure to renew such contracts or leases on favorable terms and conditions could materially adversely affect our results of operations and financial condition. The completion of the Spin-Off will also require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our results of operations and financial condition could be materially adversely affected.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly traded company, and we may experience increased costs after the Spin-Off.

We have historically operated as part of Xerox’s corporate organization, and Xerox has provided us with various corporate functions. Following the Spin-Off, Xerox will have no obligation to provide us with assistance other than the transition services described under “Certain Relationships and Related Party Transactions—Transition Services Agreement.” These services do not include every service that we have received from Xerox in the past, and Xerox is only obligated to provide these services for limited periods following completion of the Spin-Off. Accordingly, following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from Xerox. These services include senior management, legal, human resources, finance and accounting, treasury, information technology and other shared services, the effective and appropriate performance of which are critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Xerox. Because our business has most recently operated as part of the wider Xerox organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or may incur additional costs that could adversely affect our business. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining these services, our results of operations and financial condition could be materially adversely affected.

We have no recent operating history as an independent, publicly traded company, and our historical financial data are not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

We derived the historical financial data included in this Information Statement from Xerox’s consolidated financial statements, and these data do not necessarily reflect the results of operations and financial condition we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

•	Prior to the Spin-Off, we operated as part of Xerox’s broader corporate organization and Xerox performed various corporate functions for us, including, but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology and other shared services. Our historical financial data reflect allocations of corporate expenses from Xerox for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent, publicly traded company.

•	We will enter into transactions with Xerox that did not exist prior to the Spin-Off, such as Xerox’s provision of transition services, which will cause us to incur new costs.

•	Our historical financial data do not reflect changes that we expect to experience in the future as a result of our separation from Xerox. As part of Xerox, we enjoyed certain benefits from Xerox’s operating diversity, size, purchasing power, credit rating, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. Many of our services contracts, particularly those for our transportation service offerings in our Public Sector business, require significant capital investments, and after the Spin-Off, we may not have access to the capital (from both internal and external sources) necessary to fund these services contracts. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, or access capital markets on terms as favorable to us as those we obtained as part of Xerox prior to the Spin-Off.

Following the Spin-Off, we will also be responsible for the additional costs associated with being an independent, publicly traded company, including costs related to corporate governance, investor and public relations and public reporting. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the notes thereto included elsewhere in this Information Statement.

Some of the contracts to be transferred or assigned to us in connection with the Internal Transactions and Distribution contain provisions that require the consent of a third party to the Internal Transactions, the Distribution or both. Failure to obtain such consents on commercially reasonable and satisfactory terms may impair our entitlement to the benefit of these contracts in the future.

We expect to incur new indebtedness concurrently with or prior to the Distribution, and the degree to which we will be leveraged following completion of the Distribution could materially adversely affect our results of operations and financial condition.

In connection with the Spin-Off, we expect to incur indebtedness. We have historically relied upon Xerox for working capital requirements, including in connection with our previous acquisitions. After the Distribution, we will not be able to rely on the earnings, assets or cash flow of Xerox and Xerox will not provide funds to finance our working capital or other cash requirements. As a result, after the Distribution, we will be responsible for servicing our own debt and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. After the Spin-Off, our access to and cost of debt financing will be different from the historical access to and cost of debt financing under Xerox. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Spin-Off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

The terms of the new indebtedness we expect to incur concurrently with or prior to the Distribution will restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations.

We expect that the terms of the indebtedness we expect to incur concurrently with or prior to the Distribution will include a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries and limit our ability to engage in actions that may be in our long-term best interests. These may restrict our and our subsidiaries’ ability to take some or all of the following actions:

•	incur or guarantee additional indebtedness or sell disqualified or preferred stock;

•	pay dividends on, make distributions in respect of, repurchase or redeem, capital stock;

•	make investments or acquisitions;

•	sell, transfer or otherwise dispose of certain assets, including accounts receivable;

•	create liens;

•	enter into sale/leaseback transactions;

•	enter into agreements restricting the ability to pay dividends or make other intercompany transfers;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or our subsidiaries’ assets;

•	enter into transactions with affiliates;

•	prepay, repurchase or redeem certain kinds of indebtedness;

•	issue or sell stock of our subsidiaries; and/or

•	significantly change the nature of our business.

As a result of all of these restrictions, we may be:

•	limited in how we conduct our business and pursue our strategy;

•	unable to raise additional debt financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

A breach of any of these covenants, if applicable, could result in an event of default under the terms of this indebtedness. If an event of default occurs, the lenders would have the right to accelerate the repayment of such debt and the event of default or acceleration may result in the acceleration of the repayment of any other of our debt to which a cross-default or cross-acceleration provision applies. Furthermore, the lenders of this indebtedness may require that we pledge our assets as collateral as security for our repayment obligations. If we were unable to repay any amount of this indebtedness when due and payable, the lenders could proceed against the collateral that secures this indebtedness. In the event our creditors accelerate the repayment of our borrowings, we may not have sufficient assets to repay such indebtedness, which could materially adversely affect our results of operations and financial condition.

As part of Xerox, we currently receive favorable terms and prices from existing third-party vendors that we source products and services from based on the full purchasing power of Xerox. Following the Spin-Off, we will be a smaller company and may experience increased costs resulting from a decrease in purchasing power.

Prior to the Spin-Off, we have been able to take advantage of Xerox’s size and purchasing power in sourcing products and services from third-party vendors. Following the Spin-Off, we will be a smaller company and are unlikely to have the same purchasing power that we had as part of Xerox. Although we are seeking to expand our direct purchasing relationships with many of our most important third-party vendors, we may be unable to obtain products and services at prices and on terms as favorable as those available to us prior to the separation, which could increase our costs and reduce our profitability.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Xerox.

We will enter into agreements with Xerox related to our separation from Xerox, including the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement and any other agreements, while we are still part of Xerox. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of these agreements will relate to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations between Xerox and us. We may have received better terms from third parties. See “Certain Relationships and Related Party Transactions—Agreements with Xerox.”

Risks Relating to Our Common Stock and the Securities Market

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our stock price may fluctuate significantly.

There is currently no public market for our common stock. We intend to apply to list our common stock on             . We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for shareholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our results of operations or financial condition due to factors related to our business;

•	success or failure of our business strategies;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our level of indebtedness, our ability to make payments on or service our indebtedness and our ability to obtain financing as needed;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the Spin-Off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the business process outsourcing industry;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business;

•	changes in capital gains taxes and taxes on dividends affecting shareholders; and

•	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Xerox shareholders and, as a result, those Xerox shareholders may sell their shares of our common stock after the Distribution. See “—Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.

Xerox shareholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. It is likely that some Xerox shareholders, including some of its larger shareholders, will sell their shares of our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or—in the case of index funds—we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock, or the perception in the market that this will occur, may decrease the market price of our common stock.

We cannot assure you that we will pay dividends on our common stock and our indebtedness will limit our ability to pay dividends on our common stock.

Following the Spin-Off, the timing, declaration, amount and payment of future dividends to shareholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements of our business and covenants associated with debt obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. For more information, see “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

Your percentage ownership in Conduent may be diluted in the future.

Your percentage ownership in Conduent may be diluted in the future because of equity awards that we expect to grant to our directors, officers and other employees. Prior to completion of the Spin-Off, we expect to approve an incentive plan that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations.

Certain provisions in our Restated Certificate of Incorporation and in our Amended and Restated By-Laws and New York law may discourage takeovers.

Several provisions of our Restated Certificate of Incorporation, Amended and Restated By-Laws and New York law may discourage, delay or prevent a merger or acquisition that is opposed by our Board. These include provisions that:

•	permit us to issue blank check preferred stock as more fully described under “Description of Our Capital Stock—Certain Provisions of New York Law, Our Restated Certificate of Incorporation and Amended and Restated By-Laws”;

•	provide that only the Chairman of the Board, the Board or the Secretary, at the request of the holders of record of not less than 20% of the outstanding shares of the common stock of Conduent will be able to call a special meeting of shareholders;

•	establish advance notice requirements for shareholder nominations and proposals; and

•	limit our ability to enter into business combination transactions with certain stockholders.

These and other provisions of our Restated Certificate of Incorporation, Amended and Restated By-Laws and New York law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of Conduent, including unsolicited takeover attempts, even though the transaction may offer our shareholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. See “Description of Our Capital Stock—Certain Provisions of New York Law, Our Restated Certificate of Incorporation and Amended and Restated By-Laws” for more information.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains “forward-looking statements” that involve risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections about the business process outsourcing industry and our business and financial results. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance in connection with discussions of future operating or financial performance. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Important factors that could cause our actual results to differ materially from those in our forward-looking statements include government regulation, economic, strategic, political and social conditions and the following factors, among others:

•	competitive pressures;

•	changes in interest in outsourced business process services;

•	our ability to obtain adequate pricing for our services and to improve our cost structure;

•	the effects of any acquisitions, joint ventures and divestitures by us;

•	our ability to attract and retain key employees;

•	our ability to attract and retain necessary technical personnel and qualified subcontractors;

•	a decline in revenues from or a loss or failure of significant clients;

•	our ability to estimate the scope of work or the costs of performance in our contracts;

•	the failure to comply with laws relating to individually identifiable information and personal health information and laws relating to processing certain financial transactions, including payment card transactions and debit or credit card transactions;

•	our ability to deliver on our contractual obligations properly and on time;

•	our ability to renew commercial and government contracts awarded through competitive bidding processes;

•	increases in the cost of telephone and data services or significant interruptions in such services;

•	changes in tax and other laws and regulations;

•	changes in U.S. GAAP or other applicable accounting policies; and

•	the other risks and uncertainties detailed in the section titled “Risk Factors.”

Any forward-looking statements made by us in this Information Statement speak only as of the date on which they are made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.

THE SPIN-OFF

Background

On January 29, 2016, Xerox announced plans for the complete legal and structural separation of the BPO Business from Xerox. To effect the separation, Xerox is undertaking the Internal Transactions described under “Certain Relationships and Related Party Transactions—Agreements with Xerox—Separation and Distribution Agreement.”

Following the Internal Transactions, Xerox will distribute all of its equity interest in us, consisting of all of the outstanding shares of our common stock, to holders of Xerox’s common stock on a pro rata basis. Following the Spin-Off, Xerox will not own any equity interest in us, and we will operate independently from Xerox. No approval of Xerox’s shareholders is required in connection with the Spin-Off, and Xerox’s shareholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the Xerox Board’s waiver, of a number of conditions. In addition, Xerox has the right not to complete the Spin-Off if, at any time, the Xerox Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Xerox or its shareholders or is otherwise not advisable. For a more detailed description, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

In October 2015, the Xerox Board authorized a review of Xerox’s business portfolio and capital allocation options, with the goal of enhancing shareholder value. In reaching the decision to create two independent public companies, Xerox considered a range of potential structural alternatives and concluded that the creation of two independent public companies is the most attractive alternative for enhancing shareholder value. As part of this evaluation, Xerox considered a number of factors, including the strategic clarity and flexibility for Xerox and Conduent after the Spin-Off, the ability of Conduent to compete and operate efficiently and effectively (including Conduent’s ability to retain and attract management talent) after the Spin-Off, the financial profile of Conduent and the potential reaction of investors.

As a result of this evaluation, Xerox determined that proceeding with the Spin-Off would be in the best interests of Xerox and its shareholders. Xerox considered the following potential benefits of this approach:

•	Enhanced Strategic and Operational Focus. Following the Spin-Off, Xerox and Conduent will each have a more focused business and be better able to dedicate financial, management and other resources to leverage its areas of strength and differentiation. Each company will pursue appropriate growth opportunities and execute strategic plans best suited to address the distinct market trends and opportunities for its business. Conduent plans to focus on leadership in attractive market segments, invest selectively in growth areas, ensure continued operational discipline and capture transformative productivity.

•	Simplified Organizational Structure and Resources. The Spin-Off will allow the management of each of Xerox and Conduent to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies. Each company will be able to adapt faster to clients’ changing needs, address specific market dynamics, target innovation and investments in select growth areas and accelerate decision-making processes.

•	Distinct and Clear Financial Profiles and Compelling Investment Cases. Investment in one or the other company may appeal to investors with different goals, interests and concerns. The Spin-Off will allow investors to make independent investment decisions with respect to Xerox and Conduent and may result in greater alignment between the interests of Conduent’s shareholder base and the characteristics of Conduent’s business, capital structure and financial results.

•	Performance Incentives. The Spin-Off will enable Conduent to create incentives for its management and employees that are more closely tied to its business performance and shareholder expectations. Conduent’s equity-based compensation arrangements will more closely align the interests of Conduent’s management and employees with the interests of its shareholders and should increase Conduent’s ability to attract and retain personnel.

•	Capital Structure. The Spin-Off will enable each of Xerox and Conduent to leverage its distinct growth profile and cash flow characteristics to optimize its capital structure and capital allocation strategy.

In determining whether to effect the Spin-Off, Xerox considered the costs and risks associated with the transaction, including the costs associated with preparing Conduent to become an independent, publicly traded company, the risk of volatility in our stock price immediately following the Spin-Off due to sales by Xerox’s shareholders whose investment objectives may not be met by our common stock, the time it may take for us to attract our optimal shareholder base, the possibility of disruptions in our business as a result of the Spin-Off, the risk that the combined trading prices of our common stock and Xerox’s common stock after the Spin-Off may drop below the trading price of Xerox’s common stock before the Spin-Off and the loss of synergies and scale from operating as one company. Notwithstanding these costs and risks, taking into account the factors discussed above, Xerox determined that the Spin-Off provided the best opportunity to achieve the above benefits and enhance shareholder value.

When and How You Will Receive Conduent Shares

Xerox will distribute to its shareholders, as a pro rata dividend,             shares of our common stock for every            shares of Xerox common stock outstanding as of                     , 2016, the Record Date of the Distribution.

Prior to the Distribution, Xerox will deliver all of the issued and outstanding shares of our common stock to the distribution agent.            will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our common stock.

If you own Xerox common stock as of the close of business on                     , 2016, the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:

•	Registered shareholders. If you own your shares of Xerox common stock directly through Xerox’s transfer agent, Computershare Trust Company, N.A., you are a registered shareholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to shareholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding the Conduent shares at or by calling .

Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our common stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our common stock and mail statements of holding to all registered shareholders.

•	“Street name” or beneficial shareholders. If you own your shares of Xerox common stock beneficially through a bank, broker or other nominee, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. In this case, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

If you sell any of your shares of Xerox common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the Xerox shares you sold. See “—Trading Prior to the Distribution Date” for more information.

We are not asking Xerox shareholders to take any action in connection with the Spin-Off. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of Xerox common stock for shares of our common stock. The number of outstanding shares of Xerox common stock will not change as a result of the Spin-Off.

Number of Shares You Will Receive

On the Distribution Date, you will receive              shares of our common stock for every             shares of Xerox common stock you owned as of the Record Date.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Xerox shareholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within four trading days following the Distribution Date. See “—Trading Prior to the Distribution Date” for additional information regarding “when-issued” trading. The distribution agent will, in its sole discretion, without any influence by Xerox or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Xerox or us.

The distribution agent will send to each registered holder of Xerox common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about two weeks after the Distribution Date to complete the distribution of cash in lieu of fractional shares to Xerox shareholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes. See “—Material U.S. Federal Income Tax Consequences of the Spin-Off” below for more information.

Material U.S. Federal Income Tax Consequences of the Spin-Off

Consequences to U.S. Holders of Xerox Common Stock

The following is a summary of the material U.S. federal income tax consequences to holders of Xerox common stock in connection with the Distribution. This summary is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Xerox common stock that are U.S. Holders, as defined immediately below, that hold their Xerox common stock as a capital asset. A “U.S. Holder” is a beneficial owner of Xerox common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Xerox common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, 10% or more, by voting power or value, of Xerox equity;

•	shareholders owning Xerox common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	shareholders who are subject to the alternative minimum tax;

•	persons who own Xerox common stock through partnerships or other pass-through entities; or

•	persons who hold Xerox common stock through a tax-qualified retirement plan.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Xerox common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to its tax consequences.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

Completion of the Spin-Off is conditioned upon Xerox’s receipt of a written opinion of Cravath, Swaine & Moore LLP, counsel to Xerox, to the effect that the Distribution should qualify for nonrecognition of gain and loss under Section 355 of the Code and upon the receipt and continuing effectiveness and validity of the IRS Ruling. If the Distribution qualifies for this treatment and subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), for U.S. federal income tax purposes:

•	no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder as a result of the Distribution, except with respect to any cash received in lieu of fractional shares;

•	the aggregate tax basis of the Xerox common stock and our common stock held by each U.S. Holder immediately after the Distribution should be the same as the aggregate tax basis of the Xerox common stock held by the U.S. Holder immediately before the Distribution, allocated between the Xerox common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to reduction upon the deemed sale of any fractional shares, as described below); and

•	the holding period of our common stock received by each U.S. Holder should include the holding period of its Xerox common stock, provided that such Xerox common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of Xerox common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our common stock distributed with respect to such blocks of Xerox common stock.

If a U.S. Holder receives cash in lieu of a fractional share of common stock as part of the Distribution, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the Distribution and then sold it for the amount of cash actually received. Provided the fractional share is considered to be held as a capital asset on the date of the Distribution, the U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Xerox common stock is more than one year on the date of the Distribution.

The opinion of counsel will not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion will assume that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and will rely on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion will be based on certain representations as to factual matters from, and certain covenants by, Xerox and us as well as the continuing effectiveness and validity of the IRS Ruling. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

Xerox has requested the IRS Ruling. The IRS Ruling will rely on certain facts, assumptions, representations and undertakings from Xerox and us regarding the past and future conduct of Xerox’s and our businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Xerox may not be able to rely on the IRS Ruling. In addition, the IRS Ruling is not a comprehensive ruling from the IRS regarding all aspects of the U.S. federal income tax consequences of the transactions.

Accordingly, notwithstanding the opinion of counsel and the IRS Ruling, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions set forth above.

If the Distribution were determined not to qualify for non-recognition of gain and loss, the above consequences would not apply and U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Xerox’s current and accumulated earnings and profits;

•	a reduction in the U.S. Holder’s basis (but not below zero) in Xerox common stock to the extent the amount received exceeds the shareholder’s share of Xerox’s earnings and profits; and

•	a taxable gain from the exchange of Xerox common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Xerox’s earnings and profits and the U.S. Holder’s basis in its Xerox common stock.

Backup Withholding and Information Statement

Payments of cash in lieu of a fractional share of our common stock may, under certain circumstances, be subject to “backup withholding,” unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability if the required information is timely supplied to the IRS.

Treasury Regulations require each Xerox shareholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of Xerox to attach to such shareholder’s U.S. federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution.

Consequences to Xerox

The following is a summary of the material U.S. federal income tax consequences to Xerox in connection with the Spin-Off that may be relevant to holders of Xerox common stock.

As discussed above, completion of the Spin-Off is conditioned upon Xerox’s receipt of a written opinion of Cravath, Swaine & Moore LLP, counsel to Xerox, to the effect that the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code and the receipt and continuing effectiveness and validity of the IRS Ruling. If the Distribution qualifies for nonrecognition of gain and loss under Section 355 of the Code, no gain or loss should be recognized by Xerox as a result of the Distribution (other than income or gain arising from any imputed income or other adjustment to Xerox, us or our respective subsidiaries if and to the extent that the Separation and Distribution Agreement or any ancillary agreement is determined to have terms that are not at arm’s length). The opinion of counsel and IRS Ruling are subject to the qualifications and limitations as are set forth above under “—Consequences to U.S. Holders of Xerox Common Stock.”

If the Distribution were determined not to qualify for non-recognition of gain and loss under Section 355 of the Code, then Xerox would recognize gain equal to the excess of the fair market value of our common stock distributed to Xerox shareholders over Xerox’s tax basis in our common stock.

Indemnification Obligation

If it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, we could, under certain circumstances, be required to indemnify Xerox for taxes resulting from the recognition of gain described above and related expenses. In addition, current tax law generally creates a presumption that the Distribution would be taxable to Xerox, but not to holders, if we or our shareholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Xerox due to such a 50% or greater change in ownership of our stock, Xerox would recognize gain equal to the excess of the fair market value of our common stock distributed to Xerox shareholders over Xerox’s tax basis in our common stock and we generally would be required to indemnify Xerox for the tax on such gain and related expenses. For a description of our indemnification obligations, see “Certain Relationships and Related Party Transactions—Agreements with Xerox—Tax Matters Agreement.”

Results of the Spin-Off

After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Spin-Off, we expect to have approximately                 beneficial holders of shares of our common stock and approximately             shares of our common stock outstanding, based on the number of Xerox shareholders and shares of Xerox common stock outstanding on                     , 2016. The actual number of shares of our common stock Xerox will distribute in the Spin-Off will depend on the actual number of shares of Xerox common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to Xerox’s equity plans, and any repurchase of Xerox shares by Xerox under its common stock repurchase program, on or prior to the Record Date. The Spin-Off will not affect the number of outstanding shares of Xerox common stock or any rights of Xerox shareholders, although we expect the trading price of shares of Xerox common stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price of Xerox common stock will no longer reflect the value of the BPO Business.

Before our separation from Xerox, we intend to enter into a Separation and Distribution Agreement and several other agreements with Xerox related to the Spin-Off. These agreements will govern the relationship between us and Xerox up to and after completion of the Spin-Off and allocate between us and Xerox various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Xerox.”

Listing and Trading of our Common Stock

As of the date of this Information Statement, we are a wholly owned subsidiary of Xerox. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of common stock on             under the symbol “                .”

Neither we nor Xerox can assure you as to the trading price of Xerox common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of our common stock and the Xerox common stock after the Spin-Off will be less than, equal to or greater than the trading prices of Xerox common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market” for more detail.

The shares of our common stock distributed to Xerox shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our common stock to develop as early as two trading days prior to the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Xerox common stock at the close of business on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of Xerox common stock you own, on the “when-issued” market. We expect “when-issued” trades of our common stock to settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of our common stock will end and “regular-way” trading will begin.

We also anticipate that, as early as two trading days prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in Xerox common stock: a “regular-way” market and an “ex-distribution” market. Shares of Xerox common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the Distribution. Therefore, if you sell shares of Xerox common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Distribution. However, if you own shares of Xerox common stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Distribution.

Following the Distribution Date, we expect shares of our common stock to be listed on                  under the trading symbol “                .” If “when-issued” trading occurs, the listing for our common stock is expected to be under a trading symbol different from our “regular-way” trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

Conditions to the Spin-Off

We expect that the Separation will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by Xerox:

•	the Xerox Board shall have authorized and approved the Internal Transactions and Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of our common stock to Xerox shareholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	our common stock shall have been accepted for listing on or another national securities exchange approved by Xerox, subject to official notice of issuance;

•	the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	Xerox shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code;

•	Xerox shall have received the IRS Ruling, and the IRS Ruling shall continue to be effective and valid;

•	the Internal Transactions (as described in “Certain Relationships and Related Party Transactions—Agreements with Xerox—Separation and Distribution Agreement”) shall have been completed;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Xerox shall have occurred or failed to occur that prevents the consummation of the Distribution;

•	no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the Xerox Board, would result in the Distribution having a material adverse effect on Xerox or its shareholders;

•	prior to the Distribution Date, this Information Statement shall have been mailed to the holders of Xerox common stock as of the Record Date;

•	Xerox shall have duly elected the individuals to be listed as members of our post-Distribution Board in this Information Statement, and such individuals shall be the members of our Board immediately after the Distribution; provided that our current directors shall appoint one independent director prior to the date on which “when-issued” trading of our common stock commences on and such director shall serve on our Audit Committee, Compensation Committee and Corporate Governance Committee; and

•	immediately prior to the Distribution Date, our Restated Certificate of Incorporation and Amended and Restated By-Laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect.

The fulfillment of the above conditions will not create any obligation on Xerox’s part to complete the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Xerox has the right not to complete the Spin-Off if, at any time, the Xerox Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Xerox or its shareholders or is otherwise not advisable.

Reasons for Furnishing this Information Statement

We are furnishing this Information Statement solely to provide information to Xerox’s shareholders who will receive shares of our common stock in the Distribution. You should not construe this Information Statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Xerox. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor Xerox undertakes any obligation to update the information except in the normal course of our and Xerox’s public disclosure obligations and practices.

DIVIDEND POLICY

We have not yet determined our dividend policy, but we intend to do so prior to the Spin-Off. Our Board will make all decisions regarding the payment of future dividends, and such decisions will depend on many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends. See also “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock and our indebtedness will limit our ability to pay dividends on our common stock.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2016, on a historical basis and on an as adjusted basis to give effect to the Spin-Off and the transactions related to the Spin-Off, as if they occurred on March 31, 2016. You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Combined and Condensed Combined Financial Statements and the accompanying notes thereto included elsewhere in this Information Statement.

	As of March 31, 2016
	(unaudited)
	Historical	As adjusted
($ in millions)
Cash and cash equivalents	$143	$

Capitalization
Debt:
Related party notes payable(1)	$1,140

Short-term debt and current portion of long-term debt	$23	$
Long-term debt	33

Total third party debt	$56	$

Equity:
Net parent investment	$5,555	$
Common stock, par value $1.00	—
Additional paid-in capital	—
Accumulated other comprehensive loss	(172)

Total equity	$5,383	$

Total capitalization	$6,579	$

(1)	Represents the amount of Related party notes payable, which are expected to be settled in advance of the Spin-Off.

We have not yet finalized our post-Spin-Off capitalization. Adjusted financial data reflecting our post-Spin-Off capitalization will be included in an amendment to this Information Statement.

SELECTED HISTORICAL FINANCIAL DATA

The following tables present selected historical financial data as of and for each of the years in the five-year period ended December 31, 2015 and as of March 31, 2016 and for the three months ended March 31, 2016 and 2015. The selected historical financial data as of December 31, 2015 and 2014 and for each of the fiscal years in the three-year period ended December 31, 2015 are derived from our audited Combined Financial Statements included elsewhere in this Information Statement. The selected historical financial data as of March 31, 2016 and for the three months ended March 31, 2016 and 2015 are derived from our unaudited Condensed Combined Financial Statements that are included elsewhere in this Information Statement. The selected historical financial data as of December 31, 2013 and as of and for the years ended December 31, 2012 and 2011 are derived from our unaudited financial statements that are not included in this Information Statement. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the data set forth in this Information Statement.

The selected historical financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Combined and Condensed Combined Financial Statements and the accompanying notes thereto included elsewhere in this Information Statement. The financial data included herein may not be indicative of the BPO Business’s future performance, do not necessarily include the actual expenses that would have been incurred by the BPO Business and may not reflect the results of operations, financial position and cash flows of the BPO Business had Conduent been a separate, standalone company during the periods presented.

	Year Ended December 31,					Three Months Ended March 31,
	2015	2014	2013	2012	2011	2016	2015
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
($ in millions)
Selected Combined and Condensed Combined Statements of (Loss) Income Data:
Total Revenues	$6,662	$6,938	$6,879	$6,873	$6,274	$1,685	$1,678
(Loss) Income from Continuing Operations	(336)	34	135	137	134	(29)	(6)
Net (Loss) Income	(414)	(81)	182	170	189	(29)	28

	As of December 31,					As of March 31, 2016
	2015	2014	2013	2012	2011
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
($ in millions)
Selected Combined and Condensed Combined Balance Sheets Data:
Total Assets	$9,058	$10,954	$11,205	$11,217	$10,764	$9,128
Long-term debt	37	43	310	292	293	33

BUSINESS

Our Company

Conduent is a leading provider of business process services with expertise in transaction-intensive processing, analytics and automation. We serve as a trusted business partner in both the front office and back office, enabling personalized, seamless interactions on a massive scale that improve end-user experiences.

We create value for our commercial and government clients by applying our expertise, technology and innovation to help them drive customer and constituent satisfaction and loyalty, increase process efficiency and respond rapidly to changing market dynamics.

Our portfolio includes industry-focused service offerings in attractive growth markets such as healthcare and transportation, as well as multi-industry service offerings such as transaction processing, customer care and payment services.

Our addressable market size in the global business process service industry is estimated at nearly $260 billion in 2016, with expected growth rates in the mid-single digits through 2019. We have leadership positions in key market segments, including healthcare and transportation, which are expected to grow at 8% and 5% on a compounded annual basis through 2019, respectively. In addition, we are well positioned to capitalize on key industry trends such as increased demand for productivity, automation, personalization and innovation to capture growth.

Our strategy is to drive portfolio focus, operational discipline, sales and delivery excellence and innovation, complemented by tightly aligned investments. As a result, we aim to generate sustainable value for our shareholders by delivering profitable growth and margin expansion and deploying a disciplined capital allocation strategy.

With approximately 96,000 employees globally, we provide differentiated services to clients spanning small, medium and large businesses and to governments of all sizes in 42 countries. In 2015, we generated $6,662 million in total revenues, 90% of which was recurring.

Our Transformation

We have a track-record of active portfolio management with an ongoing focus on optimizing our capabilities and effectively targeting attractive growth areas in a rapidly evolving business process services industry. In recent years, we have taken significant actions to improve our profitability and drive growth with a more focused portfolio of services. These include the divestiture of our Information Technology Outsourcing (“ITO”) business, the refocusing of our Government Healthcare business, the re-organization of our delivery operations, as well as acquisitions and organic investments in key growth markets to expand our capabilities and client reach. We plan to continue enhancing our operational and portfolio focus as a standalone company.

Recently completed initiatives include:

•	Consolidated Delivery Operations. In late 2014, we re-organized and consolidated our delivery operations based on our services capabilities to enable greater productivity and improved global delivery consistency.

•	Divested Non-Core Assets: We completed the sale of our ITO business on June 30, 2015 to Atos SE. The sale enabled us to increase our focus on areas where we have a competitive advantage.

•	Refocused our Government Healthcare Business. In 2015, we refocused our Government Healthcare business on higher margin, growing segments such as medical and pharmacy benefits management and fraud and abuse detection. We also reduced our participation in certain Medicaid platform implementations that were presenting unattractive levels of risk and exposure.

•	Increased Use of Automation. We have developed and deployed a set of advanced software-based automation tools as part of our service delivery operations. These tools reduce the amount of repetitive, manual labor required to deliver many of our services and improve service quality through lower error rates and faster processing times.

We are also in the process of a strategic transformation program to deliver cost savings through infrastructure optimization, labor productivity and automation initiatives, restructuring of unprofitable contracts and other efficiencies. As an independent company, we will be able to better capitalize on our differentiated service offerings, industry expertise and global delivery excellence to position us for long-term shareholder value creation.

Our Industry

Our addressable market size in the global business process service industry is estimated at nearly $260 billion in 2016 and we are a leader across several segments of this large, diverse and growing market. Providing business process services today is complex and multi-faceted with services that span many industries.

Ongoing competitive pressures and increasing demand for further productivity gains have motivated businesses to outsource elements of their day-to-day operations to accelerate performance and innovation. As a result, our clients have become more focused on their core businesses and the range of outsourced activities has expanded greatly. Increasing globalization has also required many companies to optimize cost structures to retain competitiveness and increase shareholder value. Business process services have become a key component of this strategy.

The ongoing shift to new generation software and automation technologies is driving greater demand for, and expectation of, efficiency and personalization by the constituents and customers of the businesses and governments we serve. Addressing these business and operational challenges is necessary for business process services companies to capitalize on these trends. In addition, business process services have the potential to meaningfully enhance productivity for businesses and governments and satisfaction for their constituents and customers.

Our Segments

Our reportable segments correspond to how we organize and manage the business and are aligned to the industries in which our clients operate: Healthcare, Public Sector and Commercial Industries.

•	Our Healthcare segment provides industry-centric business process services to clients across the healthcare industry, including providers, payers, employers, pharmaceutical and life science companies and government agencies.

•	Our Public Sector segment provides government-centric business process services to U.S. federal, state and local and foreign governments.

•	Our Commercial Industries segment provides business process services and customized solutions to clients in a variety of industries (other than healthcare).

Our Government Health Enterprise (“HE”) Medicaid Platform and Student Loan businesses, as well as non-allocated expenses and inter-segment eliminations, are included in Other.

We present segment financial information in Note 2 to our historical Combined Financial Statements included elsewhere in this Information Statement. The figure below illustrates the breakdown of our segment revenues for the year ended December 31, 2015.

Healthcare Segment

Our Healthcare segment generated revenues of $1,750 million in 2015, representing 26% of our total 2015 revenues. Through this segment we offer innovative services and subject matter expertise to clients across the healthcare industry, including providers, payers, employers, pharmaceutical and life science companies and government agencies. We strive to enable our healthcare clients to focus on improving the patient care experience, lowering total costs and enabling better long-term health outcomes. Our Healthcare segment primarily serves the following types of clients:

•	Healthcare Payer. We deliver administrative efficiency services and customer experience services to 19 of the top 20 commercial payers. Our services include payment integrity solutions, the full spectrum of provider support services, member engagement services, health risk assessment, claims processing, mailroom services and outbound printing. Our broad set of services help healthcare payers to optimize costs by streamlining business processes and recovering incorrectly attributed liabilities. In addition, our services assist with member risk assessment and improve member experience through enhanced engagement tools.

•	Healthcare Provider Solutions. We provide care and quality analytics and software adoption services to hospitals, doctors and other healthcare providers, including large healthcare systems, with contracts in 49 of the 50 states. Our healthcare provider services include a care and quality platform (Midas+), system integration and advisory services to support electronic health record system implementations, software adoption services and community health population analytics. Our services help our clients obtain enhanced access to patient data to improve quality of care, achieve better regulatory compliance by meeting accurate and timely reporting needs and improve their return on technology investments through simulation-based software adoption.

•	Government Healthcare. We provide administrative and care management services to Medicaid programs and federally-funded U.S. government healthcare programs in 29 states, Puerto Rico and the District of Columbia. Our services include a range of innovative solutions such as Medicaid management fiscal agent, pharmacy benefits management and clinical program management. These services help states optimize their costs by streamlining access to care and improve patient health outcomes through population health management and help families in need by improving enrollment and claims processing.

•	Pharmaceuticals & Life Sciences. We provide services to 9 of the top 10 global pharmaceutical and life science companies to support their revenue generation and clinical services. Our services include inside sales for drug detailing, clinical trial recruitment, patient access and medication adherence and compliance solutions. These services help generate incremental revenue by driving increased adoption of both mature and new drugs by clinicians and improve patient health outcomes by facilitating access to drugs and driving medication adherence.

Public Sector Segment

Our Public Sector segment generated revenues of $1,727 million in 2015, representing 26% of our total 2015 revenues. This segment provides government-centric business process services to U.S. federal, state and local and foreign governments for transportation, public assistance program administration, transaction processing and payment services. In order to provide targeted support to our government clients, our Public Sector segment is organized into two primary businesses:

•	Transportation. We provide revenue-generating transportation services to government clients in over 25 countries. Our services include support for electronic toll collection, public transit, parking, photo enforcement and commercial vehicle operations. These innovative services significantly improve individual travel experiences, optimize how vehicles and goods move efficiently within cities, digitize integrated modes of transportation and help our government clients to better serve their constituents.

•	Federal, State and Local Government. We support our government clients with services targeting key civilian agencies within federal, state and local governments, as well as government administrative offices. Our depth of agency-specific expertise combined with our scale allows us to deliver and manage programs at all levels of government. Our services include support for government benefit programs such as child support, electronic benefits, eligibility and payment cards and unclaimed property, among others.

Commercial Industries Segment

Our Commercial Industries segment is our largest segment, with $2,896 million in revenues in 2015, representing 44% of our total 2015 revenues. Across the Commercial Industries segment, we deliver end-to-end business-to-business and business-to-customer services that enable our clients to optimize their key processes. Our multi-industry competencies include customer care, human resource management and finance and accounting services. These services are complemented by innovative industry-specific services such as personalized product information for clients in the automotive industry, digitized source-to-pay solutions for clients in the manufacturing industry, customer experience and marketing services for clients in the retail industry, mortgage and consumer loan processing for clients in the financial services industry and customized workforce learning solutions for clients in the aerospace industry.

Other

Other includes our Government HE Medicaid Platform business, where we are limiting our focus to implementing and maintaining systems for our current clients, and our Student Loan business, which is in run-off, as well as non-allocated expenses and inter-segment eliminations. In 2015, Other accounted for $289 million of revenues, representing 4% of our total 2015 revenues.

Our Service Offerings

Our portfolio of business process services includes a combination of industry-specific services and multi-industry services. We have subject matter experts who are responsible for implementing each of these services, delivering service excellence to clients, ensuring best practices to improve cost competitiveness, innovating our next generation offerings and supporting worldwide sales.

The figure below depicts the services we offer:

Industry-Specific Services

Multi-Industry Services

Industry-Specific Services

Healthcare Industry-Specific Services

Our healthcare services include care integration and coordination, member health risk assessments, payment integrity (e.g., recovering claims from the appropriate payers), fiscal agent administrative services and providing management information systems in support of Medicaid programs, pharmacy benefits management, clinical trial recruitment and care and quality analytics.

Public Sector-Specific Services

Transportation Services. The transportation services we offer include support for electronic toll collection, public transit, parking, photo enforcement and commercial vehicle operations. Across these offerings, we manage key processes on behalf of our clients including fee collection, compliance and violation management, notifications, statements and reporting.

Other Public Sector Services. Our broad set of public sector services includes public assistance program administration, pension administration, records management, disease management and software offerings in support of federal, state and local government agencies.

Commercial Industry-Specific Services

Examples of the services we offer include personalized product information for automotive clients, digitized source to pay solutions for manufacturing clients, customer experience and marketing services for retail clients, mortgage and consumer loan processing for financial institution clients and customized workforce learning solutions for aerospace clients.

Multi-Industry Services

Transaction Processing Services

We help our clients to improve communications with their customers and constituents, whether it is on paper, on-line or through other communication channels. By supporting our clients’ customer communication processes, we help our clients deliver a better experience to their customers and operate with improved efficiency and greater effectiveness.

We offer a broad array of flexible transaction processing services that include data entry, scanning, image processing, enrollment processing, claims processing, high volume offsite print and mail services and file indexing. Our multi-channel communication capabilities (including secure print, email, text and web) enable the delivery of personalized and targeted communications that are designed to elicit the desired response from customers or other end-users (e.g., on-time bill payment, increased marketing response rates). Our service offerings utilize both proprietary and commercially available third-party technologies, combined with our expertise to ensure continued quality and innovation for our clients.

Payment Services

Prepaid Cards. We are an extensive provider of VISA and MasterCard prepaid debit cards, as well as other electronic payment cards. We are a leading provider of prepaid payment card services in support of U.S. government benefit programs including Social Security, Supplemental Nutrition Assistance Program (formerly known as food stamps), Special Supplemental Nutrition Program for Women, Infants, and Children and other specialized Electronic Benefits Transfer programs. Our secure payment services reduce fraud and eliminate paper checks by disbursing electronic payments directly to end users, even those without bank accounts. Our proprietary processing platform, significant operational expertise, advanced fraud analytics and adoption of Europay, MasterCard and Visa chip-enabled technology put us in the forefront of the prepaid card industry.

Health Savings Accounts. We provide clients with a simplified approach to help their employees manage their health care costs and accumulate wealth with tax-advantaged accounts. We consolidate administration of all health spending accounts onto one common platform, including Health Savings Accounts, Health Reimbursement Arrangements, Flexible Spending Accounts and Health Incentive Accounts. By consolidating and integrating the management of health spending accounts, we help our clients improve benefit enrollment and account opening, consolidate customer service, simplify communications and streamline account funding and management.

Child Support Payments. We are an industry leader of U.S. State Government Disbursement Units for child support payments. We collect payments from non-custodial parents via check, credit card and transfers from employee payroll systems and disburse payments to the beneficiaries.

Customer Care Services

We offer customer care services that help our clients provide their own customers with a superior experience. Our service offerings range from answering simple billing questions to providing complex technical and customer support. We also offer both inbound and outbound sales and cross-selling programs through our contact center operations. We provide these services through multiple channels, including phone, SMS, chat, interactive voice response, social networks and email. We augment our customer care agents’ efficiency and effectiveness with advanced technologies that help them resolve customer needs quickly and with consistently high quality.

Human Resources Services

We help our clients to support their employees at all stages of employment from initial onboarding through retirement. We offer clients customized advisory, technology and administrative services that help them more effectively involve employees in their health insurance, retirement plan and compensation programs. We design and administer employee benefit programs that attract, reward and retain workforce talent through engaging technologies and decision support tools. Our service offerings include global health and retirement plan consultation and administration; cloud-based HR outsourcing; payroll and benefits administration; health savings and tax efficient account administration; and administration of, and consultation regarding, our proprietary private health care exchange, which allows employees to select from a set of pre-defined providers and also provides market-leading health and benefit decision support tools and ongoing health and wellness management.

Finance and Accounting Services

We serve clients by managing their critical finance, accounting and procurement processes. Our services include general accounting and reporting, billing and accounts receivable and purchasing, accounts payable and expense management services. We also offer wholesale and retail lockbox services and process auto and mortgage loans in the United States. With a global, dedicated team, we manage the core, end-to-end process areas of finance, accounting and procurement for some of the world’s most recognized brands.

Legal Business Services

We have been providing client support to law firms and corporate legal departments for over 20 years. We work across the litigation lifecycle, with particular focus on the legal discovery and review process. Our offerings include litigation support services, compliance and risk review and managed services support.

Workforce Learning Services

We are a provider of end-to-end learning services, designed to accelerate the productivity and development of our clients’ employees and extended work forces. Our global presence, superior innovation and expertise allow us to deliver performance-based learning services tailored to our clients’ unique strategic business goals. Our offerings include learning strategy and assessment, instructor management and learning administration.

Applied Automation and Analytics Solutions

Many of our service offerings described above incorporate our applied automation and analytics solutions to increase their value and effectiveness to clients across all industries. We deploy these solutions to personalize millions of interactions, optimize service delivery and simplify complex processes. For example, our customer care services harness the power of applied analytics and automation to help our customer service agents work more efficiently across different communication channels. Our applied automation solutions track and learn the most efficient means to address common customer service needs as they occur in real time so that we can solve the same problem faster the next time around. The combination of applied automation and analytics allows us to identify new service demand patterns and opportunities quickly so that we can proactively address them on behalf of our clients.

Our Competitive Strengths

We possess a number of competitive strengths that distinguish us from our competitors, including:

Leadership in attractive growth markets. We are a leader in business process services with deep expertise in attractive industries, including healthcare and transportation. Our strong client relationships, deep industry expertise and differentiated, industry-specific solutions are competitive advantages that enable us to compete and grow in these attractive markets.

•	Healthcare. U.S. healthcare spending is estimated to have represented greater than 15% of GDP in 2015 and is continuing to grow. As one of the most regulated industries, healthcare providers must balance increased utilization with heightened complexity and new financial pressures such as government budget challenges to significantly reduce reimbursements, reimbursement penalties for hospital readmissions and a shift from fee-for-service to “value-based” population health management. We are widely recognized by industry analysts as a leader in healthcare payer operations, serving 18 of the top 20 U.S. managed healthcare plans and we provide administrative and care management solutions to Medicaid programs and federally funded U.S. government healthcare programs in 29 states, Puerto Rico and the District of Columbia.

•	Transportation. Traffic congestion continues to increase as urbanization and changing demographics take hold globally. As a result, optimized transportation systems are becoming critical to increase efficiency while maintaining strict safety requirements. Electronic toll collection, public transit and parking all represent key growth drivers as governments at all levels increasingly focus on transportation infrastructure. We are the second largest electronic toll collection service provider in the United States based on toll revenues collected through our systems in 2015, the largest U.S.-based commercial vehicle operations service provider in the United States with a 40% market share based on 2015 revenues and we are an award-winning innovator in parking management.

Differentiated suite of multi-industry service offerings at scale. We are experts in managing transaction-intensive processes and working directly with end-users to meet their needs in real-time. We are unique in our ability to offer our clients these business process services on a large scale and with high quality. Additionally, we are able to leverage our multi-industry services to bring the same scale and quality to our portfolio of industry-specific service offerings, such as healthcare claims management, employee benefits management and public transit fare collection.

Global delivery expertise. Our scale and global delivery network enables us to deliver our proprietary technology, differentiated service offerings and service capabilities expertly to clients around the world. We have approximately 290 delivery centers, including operations in India, the Philippines, Jamaica, Guatemala, Mexico, Romania, the Dominican Republic and the United States. Our global delivery model enables us to leverage lower-cost production locations, consistent methodologies and processes, time zone advantages and business continuity plans.

Innovation and development. We innovate by developing and acquiring new technologies and capabilities that improve business processes. We are constantly creating the next generation of simple, automated and touch-less business processes to drive lower costs, higher quality and increased end-user satisfaction. Analytics allow us to transform big data into useful information that helps identify operational improvements and constituent insights. Additionally, we leverage robotic process automation and predictive analytics, combined with our deep subject matter expertise, to create intelligent services that improve security, increase speed, improve accuracy, quality and regulatory compliance and uncover insights that support better decision making and outcomes for our clients.

Stable recurring revenue model supported by a loyal, diverse client base. In 2015, 90% of our total revenues were recurring, and our contract renewal rate was 86%. We have a broad and diverse base of clients across geographies and industries, including Fortune 1000 companies and small and midsize businesses as well as governmental entities, in 42 countries. Our close client relationships and successful client execution support our stable recurring revenue model and high renewal rates.

Our Strategies

Our strategy is to drive leadership in attractive markets by leveraging and building on our competitive strengths. We intend to execute our strategy through increased business portfolio focus and operating discipline, enhanced sales and delivery capabilities and tightly aligned investments. Our strategy is designed to deliver value for our shareholders by delivering profitable growth, expanding operating margins and deploying a disciplined capital allocation strategy.

Specific elements of our strategy include the following:

Expand within attractive industries. The industries in which we operate have attractive revenue growth rates, generally in the mid-single digits. We intend to sharpen our focus and expand our business in industries with strong growth and profitability characteristics. We will employ a disciplined approach to portfolio management to complement our competitive strengths and build depth and breadth in our core businesses. Within the healthcare industry, we intend to leverage our data analytics, differentiated service offerings and industry know-how to continue to service payer, provider and core government healthcare clients. Within the transportation industry, we will leverage our global, end-to-end platforms to continue to deliver seamless travel experiences while providing back-end transaction processing and call center services for government clients globally.

Optimize and strengthen our services capabilities. We plan to optimize our services capabilities and strengthen several core areas, including transaction processing, customer care and prepaid card services. Within transaction processing, we intend to continue to build industry-specific service offerings and advance inbound and outbound processing capabilities. Within customer care, we intend to capitalize on our global scale, cost efficiencies and our ability to provide seamless communications between our clients and their end-users through traditional (e.g., voice) and digital (e.g., web, mobile, Internet of Things) channels. In prepaid cards, we plan to continue to leverage our scalable platform to help our clients simplify their payment disbursement processes.

Drive operational and delivery excellence. We intend to improve our margins through an ongoing focus on operational and delivery excellence and cost efficiency. In January 2016, we initiated a three-year strategic transformation program to support margin expansion through productivity enhancements and cost reductions. We plan to drive operational excellence through further automation and standardization of internal processes and with a continued focus on providing quality services.

Continue to advance next-generation platforms and capabilities. We intend to maintain our focus on innovation to create next-generation solutions aligned with our clients’ future needs and our growth strategies. We plan to advance our current platforms, further automate and personalize business processes and enhance data analytics capabilities to deliver value-added services for our clients.

Engage, develop and support our people. We intend to continue to develop our employees by investing in training, processes and systems to equip them with modern tools that enable them to perform their jobs more efficiently. Further, we plan to strengthen our sales teams with improved and optimized coverage and effective talent management.

Sales and Marketing

We market our business process services to both potential and existing clients through our worldwide sales force and our business development team. Additionally, we have dedicated “solution architects” who work with clients to better understand their situation and develop a custom-tailored solution to meet their unique needs.

Our sales and marketing strategy is to go to market by industry to deliver key industry-specific and multi-industry service offerings to our clients. We focus on developing new prospects through market research and analysis, renewing expiring contracts and leveraging existing client relationships to offer additional services. We leverage our broad, multi-industry service offerings to package solutions through enterprise selling, while maintaining a disciplined approach to pricing and contracting. Our sales efforts typically involve extended selling cycles and our expertise in specific industries is critical to winning new business.

Our Geographies

We provide services globally and we have a diversified geographic delivery network. In 2015, approximately 22% of our revenues were generated by clients outside the United States. In 2015, our revenues by geography were as follows: $5,166 million in the United States (78% of total revenues), $797 million in Europe (12% of total revenues) and $699 million from the rest of the world (10% of total revenues).

Innovation and Research and Development

Our innovation and research and development (R&D) capabilities are critical to our client value proposition and competitive positioning. Our investments in innovation align with our growth strategies and are driven by a view of future needs and required competencies developed in close partnership with our clients and R&D partners. We are investing in attractive markets, such as healthcare and transportation, and building on proven platforms to create services that distinguish us from our competitors. In addition, we expand our innovation capabilities through acquisitions that offer new capabilities and access to complementary services and technologies.

Our innovation and R&D are focused on three key areas: automation, personalization and analytics.

Automation—Create simple, automated and touch-less business processes to drive lower cost, higher quality and increased agility. Businesses require agility to quickly respond to market changes and new customer requirements. To enable greater business process agility, our R&D goals are to simplify, automate and enable business processes via flexible platforms that run on robust and scalable infrastructures. Automation of business processes benefits from our strong image, video and natural language processing, as well as our machine learning capabilities. Application of these methods to business processes enables technology to perform tasks that today are performed manually such as providing automation solutions in transportation by aggregating and automatically applying business rules to simplify toll payments and by using our state of the art video and image analytics to reduce the need for manual review of license plates in tolling and toll adjustment scenarios; analyzing data on eligibility claims and checking for correctness on applications. The scope of automation is applied across our portfolio of services and is a key element of our ongoing strategy of modern, efficient services.

Personalization—Augment humans by providing secure, real-time, context-aware personalized products and services. Whether business correspondence, personal communication, manufactured items or an information service, personalization increases the value to the recipient. Our R&D investments lead to technologies that improve the efficiency, economics and relevance of business services, such as customer care and health and welfare services. In our current customer care service offerings, the human touch is seamlessly added as our software automatically takes telephony data and merges it with customer records pulled from multiple sources to seamlessly create customized scripts and flows. This allows the agent to have the caller’s data at their fingertips and provide a more personal experience to the customer—whether on the phone or online. In toll systems, our systems automatically pull up a customer’s name, verify their information and prompt them for unpaid tolls. In transportation, our mobile app aggregates and calculates the time, cost, carbon footprint and health benefits from walking, biking, driving, parking and taking public transit, as well as the emerging private transportation options, such as app-based taxi alternatives and car sharing, and presents commuters with the shortest, cheapest and most sustainable way to get to a destination. For health and welfare, our systems provide state of the art personalized delivery to insure the best utilization of funds for the neediest populations.

Analytics—Transform big data into useful information to support better decision making. Competitive advantage can be achieved by better utilizing available and real-time information. Today, information resides in an ever increasing universe of servers, repositories and formats. The vast majority of information is unstructured, including text, images, voice and videos. We are using natural language processing and semantic analysis to make sense of unstructured information and we are developing proprietary methods for prescriptive analytics applied to business processes. Here, we seek to better manage large data systems in order to extract business insights to provide our clients with actionable recommendations. Tailoring these methods to various industry applications leads to new customer value propositions. In hospitals, we mine usage and clinical indicators to improve patient experiences. We also help our healthcare clients identify waste and fraud by identifying networks of providers and patients with suspicious behavior, such as sudden and dramatic increases in a provider’s level of business or unusual or illogical patient treatment sequences. In transportation, we enable transport and parking operators to better understand and predict commuter needs, including adherence to schedules, passenger loading levels, car park utilization rates and the impact of varying factors such as weather and schedule variations. In customer care, we identify vital business patterns and trends for our customers to improve their businesses and meet their customer needs.

Intellectual Property

Our general policy is to seek patent protection for those inventions likely to be incorporated into our products and services or where obtaining such proprietary rights will improve our competitive position. We own approximately 600 patents and pending applications. Our patent portfolio evolves as new patents are awarded to us and as older patents expire. These patents expire at various dates, generally 20 years from their original filing dates. While we believe that our portfolio of patents and applications has value, in general no single patent is essential to our business or any individual segment. In addition, any of our proprietary rights could be challenged, invalidated or circumvented, or may not provide significant competitive advantages.

Our business relies on software, provided by both internal development and external sourcing, to deliver our services in our businesses. With respect to internally developed software, we claim copyright on all such software, registering works which may be accessible to third parties. In addition, we rely on maintaining source code confidentiality to assure our market competitiveness. With respect to externally sourced software, we rely on contracts assuring our continued access for our business usage.

In the United States, we own more than 240 trademarks, which are either registered or applied for, reflecting the many businesses we participate in. These trademarks may have a perpetual life, subject to renewal every 10 years and may be subject to cancellation or invalidation based on certain use requirements and third-party challenges, or on other grounds. We vigorously enforce and protect our trademarks.

People and Culture

We draw on the business and technical expertise of our talented and diverse global workforce to provide our clients with high-quality services. Our business leaders bring a strong diversity of experience in our industry and a track record of successful performance and execution.

We have historically operated according to the human resource policies and programs of Xerox, which are designed to meet general governance and regulatory requirements. Xerox has a diversity and inclusion program, which is overseen by Xerox’s human resources department. Xerox promotes understanding and inclusion through a comprehensive set of diversity initiatives and strategies, including addressing under-representation by identifying shortfalls and developing action plans to close those gaps and through work-life programs that assist employees in many aspects of their personal lives. Additionally, Xerox informs and educates all employees on diversity programs, policies and achievements. As an independent company, we intend to continue our commitment to diversity and inclusion and implement similar policies and programs.

In the United States, Conduent will comply with Equal Employment Opportunity guidelines and all applicable federal, state and local laws that govern the hiring and treatment of its employees.

As of March 31, 2016, we had approximately 96,000 employees globally, with just over 50% located in the United States and the remainder located primarily in India, the Philippines, Guatemala and Mexico.

Training and Talent Development

We believe our people are our most important asset, which is why we invest in employee growth and development programs. We are focused on building a workplace where our people can do their best work and have access to the tools and resources they need to perform their jobs more effectively. We are building a culture of learning and have shifted from delivering training to incorporating learning into day-to-day work.

In 2014 we launched an industry-leading, innovative virtual learning platform for our employees. It includes custom created content, curated content from third-party sources and a social learning platform that allows employees to share their experiences with their colleagues worldwide. Since its launch, the platform has connected more than 20,000 employees and helped them to develop the skills and knowledge needed to create and deliver best-in-class client solutions.

We also provide tuition assistance to employees to work toward obtaining degrees through accredited institutions. In addition, we have a unique partnership with a distinctive grant program which allows employees pursuing a degree to take courses free of charge.

We have a strong performance management system in place that requires all employees to engage with their managers on goal-setting and performance feedback, enabling personal and professional development. There is a strong emphasis on mentorship and coaching, both formal and informal, to help employees get to the next level in their careers. We enable this by developing management capability for our front line leaders to ensure they are able to coach and mentor their teams and engage in constructive and continuous two-way dialogue.

Corporate Ethics

Our commitment to business ethics represents more than a declaration to do the right thing. It has become an integral part of the way we do business. We have historically operated according to the ethics and compliance program of Xerox, which is designed to meet general governance and specific industry and regulatory requirements with a focus on values, culture and performance with integrity. Xerox has a business ethics program, which is overseen by a business ethics office, and a code of business conduct, which will serve as the foundation of our business ethics program. The code of business conduct makes clear Xerox’s expectations for ethical leadership, performance with integrity and compliance with company policies and the law. In addition, the code of business conduct embodies and reinforces Xerox’s commitment to integrity and helps employees resolve ethics and compliance concerns consistent with our core values and legal and policy controls. In addition, as Xerox employees, our employees are required to complete business ethics training annually and Xerox regularly solicits their input to gauge the state of Xerox’s ethical culture and help identify areas for improvement. As an independent company, we intend to continue our commitment to business ethics and implement similar policies and programs.

Competition

Although we encounter competition in all areas of our portfolio, we lead across many areas of our principal businesses. We compete on the basis of technology, performance, price, quality, reliability and customer service and support. We participate in a highly competitive and rapidly evolving market, driven by changes in industry standards and demands of customers to become more efficient. Our competitors range from large international companies to relatively small firms. Our competitors include:

•	Large multinational service providers, such as Accenture, Aon Hewitt, Hewlett-Packard Enterprise, Cognizant and IBM;

•	Primarily business process outsourcing service providers, such as Convergys, Genpact, Teletech and Teleperformance; and

•	Smaller niche business processing service providers and in-house departments that perform functions that could be outsourced to us.

Backlog

Backlog, or the value of the remaining term of our service contracts, is not a metric that we regularly use to measure our business. However, approximately 90% of our revenues in 2015 were tied to recurring revenue contracts.

Seasonality

Our revenues can be affected by various factors such as our clients’ demand pattern for our services. These factors have historically resulted in higher revenues and profits in the fourth quarter.

Facilities

We lease and own numerous facilities worldwide with larger concentrations of space in Kentucky, New Jersey, California, Mexico, Guatemala, the Philippines, Jamaica, Romania and India. Our owned and leased facilities house general offices, sales offices, service locations, call centers and distribution centers. The size of our property portfolio as of June 1, 2016 was approximately 12.5 million square feet at an annual operating cost of approximately $299 million and comprised 520 leased properties and 8 owned properties. We believe that our current facilities are suitable and adequate for our current businesses. Because of the interrelation of our business segments, each of the segments use substantially all of these properties at least in part.

As a result of implementing our strategic transformation program as well as various productivity initiatives, several leased and owned properties may become surplus over the next three years. We are obligated to maintain our leased surplus properties through required contractual lease periods and plan to dispose of or sublease these properties.

Regulatory

We are subject to a variety of laws and regulations in both the United States and in many other jurisdictions around the world. As a result of the complexity of our operations and services we are subject to regulation at the U.S. federal, state and local level and at the various levels of government in the countries where we have operations and deliver services. We are also subject to regulation by regional bodies such as the European Union.

In addition, the terms of our service contracts with our customers commonly require that we comply with applicable laws and regulations. In certain contracts, we are required to comply even if such laws and regulations apply to our clients but not to us. Also, in some instances our client engagements may expose us to laws and regulations in jurisdictions in which they are located.

If we fail to comply with any applicable laws and regulations, we may be restricted in our ability to provide services, and may also be subject to legal actions and penalties, any of which could materially adversely affect our operations.

In the United States, given the nature of our services in finance, healthcare, customer care, government contracting, human resources and other industries, we are subject to a wide-ranging set of laws and regulations, such as the Gramm-Leach-Bliley Act (also known as the Financial Modernization Act of 1999), as amended, the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended, and anti-money laundering compliance programs, the Fair Credit Reporting Act, as amended, the Fair and Accurate Credit Transactions Act of 2003, as amended, the Right to Financial Privacy Act of 1978, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended, the Fair Debt Collections Practices Act, as amended, the Truth in Lending Act, as amended, the Home Owners Loan Act, as amended, the Electronic Fund Transfer Act, as amended, the Equal Credit Opportunity Act, as amended, and the Real Estate Settlement Procedures Act of 1974, as amended, the Telemarketing Consumer Fraud and Abuse Prevention Act, as amended, and the Telemarketing Sales Rule, the Telephone Consumer Protection Act of 1991, as amended, and rules promulgated by the Federal Communications Commission, the CAN-SPAM Act of 2003, as amended, the Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended, the Federal Trade Commission Act, as amended, the False Claims Act, as amended, the Family Educational Rights and Privacy Act, as amended, the Communications Act of 1934, as amended, the Electronic Communications Privacy Act of 1986, as amended, the Patient Protection and Affordable Care Act, as amended, and rules promulgated by the Department of Health and Human Services’ Centers for Medicare and Medicaid Services and other applicable regulations in these areas, as well as regulation by U.S. agencies such as the SEC, the Federal Reserve, the Federal Deposit Insurance Corporation, the National Credit Union Administration, the Commodity Futures Trading Commission, the Federal Financial Institutions Examination Council, the Office of the Comptroller of the Currency and the Office of Thrift Supervision.

We obtain, process, transmit and store information relating to identifiable individuals, both in our role as a service and technology provider and as an employer. As a result, we are subject to numerous U.S. (both federal and state) and foreign jurisdiction laws and regulations designed to protect individually identifiable information, including HIPAA and the HIPAA regulations governing, among other things, the privacy, security and electronic transmission of individually identifiable health information, and the European Union Directive on Data Protection (Directive 95/46/EC).

Additionally, the global nature of our business exposes us to various anti-bribery and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, as amended, and other similar laws and regulations. For the same reason we are subject to laws and regulations governing foreign trade, such as the Arms Export Control Act, as amended, as well as by government bodies such as the Commerce Department’s Bureau of Industry and Security, the State Department’s Directorate of Defense Trade Controls and the Treasury Department’s Office of Foreign Assets Control.

We are also subject to laws in the United States, the United Kingdom and the European Union that are intended to limit the impact of outsourcing on employees in those countries.

Legal Proceedings

There are no legal proceedings pending against us or legal matters of significance, other than the four mentioned below, which are likely to have a material adverse effect on our business, results of operations and financial conditions.

State of Texas v. Xerox Corporation, Xerox State Healthcare, LLC and ACS State Healthcare, LLC: On May 9, 2014, the State of Texas, via the Texas Office of Attorney General (the “State”), filed a lawsuit in the 53rd Judicial District Court of Travis County, Texas. The lawsuit alleges that Xerox Corporation, Xerox State Healthcare, LLC and ACS State Healthcare (collectively, the “Xerox Defendants”) violated the Texas Medicaid Fraud Prevention Act in the administration of its contract with the Texas Department of Health and Human Services (“HHSC”). The State alleges that the Xerox Defendants made false representations of material facts regarding the processes, procedures, implementation and results regarding the prior authorization of orthodontic claims. The State seeks recovery of actual damages, two times the amount of any overpayments made as a result of unlawful acts, civil penalties, pre- and post-judgment interest and all costs and attorneys’ fees. The State references the amount in controversy as exceeding hundreds of millions of dollars. The Xerox Defendants filed their Answer in June, 2014 denying all allegations. The Xerox Defendants will continue to vigorously defend themselves in this matter. We do not believe it is probable that we will incur a material loss in excess of the amount accrued for this matter. In the course of litigation, we periodically engage in discussions with plaintiff’s counsel for possible resolution of the matter. Should developments cause a change in our determination as to an unfavorable outcome, or result in a final adverse judgment or settlement for a significant amount, there could be a material adverse effect on our results of operations, cash flows and financial position in the period in which such change in determination, judgment or settlement occurs.

Dennis Nasrawi v. Buck Consultants et al.: On October 8, 2009, plaintiffs filed a lawsuit in the Superior Court of California, Stanislaus County and on November 24, 2009, the case was removed to the U.S. Court for the Eastern District of California, Fresno Division. Plaintiffs allege actuarial negligence against Buck Consultants, LLC (“Buck”) for the use of faulty actuarial assumptions in connection with the 2007 actuarial valuation for the Stanislaus County Employees Retirement Association (“StanCERA”). Plaintiffs allege that the employer contribution rate adopted by StanCERA based on Buck’s valuation was insufficient to fund the benefits promised by the County. On July 13, 2014, the Court entered its ruling that the plaintiffs lacked standing to sue in a representative capacity on behalf of all plan participants. The Court also ruled that plaintiffs had adequately pleaded their claim that Buck allegedly aided and abetted StanCERA in breaching its fiduciary duty. Plaintiffs then filed their Fifth Amended Complaint and added StanCERA to the litigation. Buck and StanCERA filed demurrers to the amended complaint. On September 13, 2012, the Court sustained both demurrers with prejudice, completely dismissing the matter and barring plaintiffs from refiling their claims. Plaintiffs appealed and ultimately the California Court of Appeals (Sixth District) reversed the trial court’s ruling and remanded the case back to the trial court. Buck entered into a stay agreement with plaintiffs that essentially postpones this litigation pending the outcome of parallel litigation between plaintiffs and StanCERA. Buck will continue to aggressively defend these lawsuits.

U.S. Equal Employment Opportunity Commission (“EEOC”) v. Baltimore County, Maryland: On January 1, 2007, the EEOC filed suit against Baltimore County (“County”) alleging that the County’s employer pension plan is age discriminatory under the federal Age Discrimination in Employment Act (“ADEA”) on the grounds that older employees were required to pay higher contributions to the plan than younger employees. Buck Consultants, LLC (“Buck”) is not a party to the lawsuit, but Buck provided administrative services to the plan and the County has asserted indemnity rights against Buck in the event that liability is found. On October 17, 2012, the trial court issued summary judgment finding the plan discriminatory but leaving for trial the question of damages. This decision has been affirmed on appeal and the matter is back before the trial court for trial on all remaining fact issues and damages. On April 24, 2015, the County filed for leave to add Buck as a third party to the lawsuit between the County and the EEOC. Buck has filed opposition papers. On January 22, 2015, the County served Buck with a declaratory judgment lawsuit seeking an affirmative determination that Buck owes the County defense and indemnity in the EEOC’s lawsuit against the County. Buck filed its motion to dismiss, which the court granted in part and dismissed the County’s claim for indemnity. The court declined, at this time, to dismiss the County’s claim related to Buck’s alleged duty to defend. This case will now go forward to assess whether Buck owes a duty to defend the County in the action with the EEOC. Buck will continue to aggressively defend these matters.

On January 5, 2016, the Consumer Financial Protection Bureau (the “CFPB”) notified Xerox Education Services, Inc. (“XES”) that, in accordance with the CFPB’s discretionary Notice and Opportunity to Respond and Advise (“NORA”) process, the CFPB’s Office of Enforcement is considering recommending that the CFPB take legal action against XES, alleging that XES violated the Consumer Financial Protection Act’s prohibition of unfair practices. Should the CFPB commence an action, it may seek restitution, civil monetary penalties, injunctive relief or other corrective action. The purpose of a NORA letter is to provide a party being investigated an opportunity to present its position to the CFPB before an enforcement action is recommended or commenced. This notice stems from an inquiry that commenced in 2014 when XES received and responded to a Civil Investigative Demand containing a broad request for information. During this process, XES self-disclosed to the Department of Education and the CFPB certain adjustments of which it had become aware that had not been timely made relating to its servicing of a small percentage of third-party student loans under outsourcing arrangements for various financial institutions. The CFPB and the Department of Education, as well as certain states’ attorney general offices and other regulatory agencies, began similar reviews. XES has cooperated and continues to fully cooperate with all regulatory agencies, and XES has submitted its NORA response. We cannot provide assurance that the CFPB or another party will not ultimately commence a legal action against XES in this matter nor are we able to predict the likely outcome of the investigations into this matter.

Other

Conduent Incorporated is a New York corporation, organized in 2016. Our principal executive offices are located at             . Our telephone number is             . Our website address is             . Information contained on, or connected to, our website or Xerox’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our accompanying historical Combined and Condensed Combined Financial Statements and the notes thereto included elsewhere in this Information Statement as well as the discussion in the section of this Information Statement entitled “Business.” This discussion contains forward-looking statements that involve risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections about the business process outsourcing industry and our business and financial results. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance in connection with discussions of future operating or financial performance. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this Information Statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

Introduction

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help the reader understand the financial condition and results of operations of the BPO Business. MD&A is provided as a supplement to, and should be read in conjunction with, our accompanying historical Combined and Condensed Combined Financial Statements and the notes thereto. MD&A provides additional information about our operations, current developments, financial condition, cash flows and results of operations. MD&A is organized as follows:

•	Overview. This section provides a general description of our business, as well as recent developments we believe are important in understanding our results of operations and financial condition or in understanding anticipated future trends.

•	Critical Accounting Policies. This section identifies and summarizes those accounting policies that we consider important to our results of operations and financial condition, require significant judgment and require estimates on the part of management in application.

•	Results of Operations. This section provides an analysis of our results of operations for the three years ended December 31, 2015 and the three months ended March 31, 2016 and March 31, 2015.

•	Capital Resources and Liquidity. This section provides a discussion of our current financial condition and an analysis of our cash flows for the three years ended December 31, 2015 and the three months ended March 31, 2016 and March 31, 2015. This section also provides a discussion of our contractual obligations and commitments and off-balance sheet arrangements. Included in this section is a discussion of the amount of financial capacity available to fund our future commitments and ongoing operating activities.

•	Market Risk Management. This section presents information about our market sensitive financial instruments and exposure to market risk as of December 31, 2015.

For purposes of this MD&A section, we use the terms “Conduent Incorporated,” “Conduent,” “the Company,” “we,” “us” and “our” to refer to Xerox’s business process outsourcing business and related operations. References in this MD&A section to “Xerox” refer to Xerox Corporation, collectively with its consolidated subsidiaries other than, for all periods following the Spin-Off, Conduent.

OVERVIEW

Spin-off Transaction

On January 29, 2016, Xerox announced plans for the complete legal and structural separation of the BPO Business from Xerox. To effect the separation, Xerox will complete the Internal Transactions described under “Certain Relationships and Related Party Transactions—Agreements with Xerox—Separation and Distribution Agreement.” Following the Internal Transactions, Conduent will hold the BPO Business. The Spin-Off will be completed by way of a pro rata dividend of Conduent shares held by Xerox to its stockholders of record as of the Record Date. Following the Spin-Off, Xerox stockholders will own 100% of the outstanding shares of common stock of Conduent and Conduent will operate as an independent, publicly traded company.

Our Business

With revenues of nearly $7.0 billion in 2015, we are a leading provider of business process services with expertise in transaction-intensive processing, analytics and automation. We serve as a trusted business partner in both the front office and back office, enabling personalized, seamless interactions on a massive scale that improve end-user experience.

Our addressable market size in the global business process service industry is estimated at nearly $260 billion in 2016, with expected growth rates in the mid-single digits through 2019. We have leadership positions in key market segments, including healthcare and transportation, which are expected to grow at 8% and 5% on a compounded annual basis through 2019, respectively.

We organize our business around three main reportable segments, Healthcare, Public Sector and Commercial Industries:

•	Healthcare: We provide industry-centric business process services to clients across the healthcare industry, including providers, payers, employers, pharmaceutical and life science companies and government agencies.

•	Public Sector: We provide government-centric business process services to U.S. federal, state and local and foreign governments.

•	Commercial Industries: We provide business process services and customized solutions to clients in a variety of industries (other than healthcare).

Our Government Health Enterprise (“HE”) Medicaid Platform business, where we are limiting our focus to implementing and maintaining systems for our current clients, and our Student Loan business, which is in run-off, as well as non-allocated expenses and inter-segment eliminations, are included in Other in our segment reporting.

Recent Developments

Refocusing of Government Healthcare Business

Late in the third quarter of 2015, we determined that we would not fully complete the HE Medicaid platform implementation projects in California and Montana. However, we would continue to process Medicaid claims using existing legacy systems in those states, thus providing uninterrupted service for the states’ healthcare providers and constituents.

As a result of the determination that we would not fully complete those two platform implementations, we recorded a pre-tax charge (the “HE charge”) of $389 million ($237 million after-tax). The charge included $116 million for the write-off of contract receivables (primarily non-current), $34 million related to the non-cash impairment of the HE software and deferred contract set-up and transition costs and $23 million for other related assets and liabilities. The remainder of the charge was primarily related to settlement costs including payments to subcontractors and would result in cash outflows in future quarters. Of the $389 million charge, $116 million was recorded as a reduction to revenues, while the remaining $273 million was recorded to costs of outsourcing.

We have finalized negotiations with both California and Montana, and we are currently negotiating with our various third-party subcontractors on a final settlement. At this time, we believe we have recorded our best estimate of our liabilities associated with these settlements; however, this estimate is subject to change when negotiations are finalized.

The above noted developments followed the change in our government healthcare strategy announced in July 2015, to focus our future HE platform implementations on current Medicaid customers and to discontinue investment in and sales of the Xerox Integrated Eligibility System (“IES”). This change in strategy resulted in a pre-tax non-cash software impairment charge of $146 million ($89 million after-tax) in the second quarter of 2015 associated with our HE and IES software platforms.

We remain committed to the implementation and ongoing operation of the HE platform for our other state clients. These HE platform implementations are reported in Other.

As a result of the significant impact of the HE charge and the software impairment charge on our reported revenues, earnings and key metrics for the period, we also discuss our results excluding the impact of these charges. These adjusted results are noted as “adjusted” in the discussion below. Refer to the “Non-GAAP Financial Measures” section for an explanation of these non-GAAP financial measures.

Acquisitions and Divestitures

Consistent with our strategy to enhance our service offerings, we completed several acquisitions during 2015. Refer to Note 3—Acquisitions in our Combined Financial Statements for additional information regarding our 2015 acquisitions.

In December 2014, we announced an agreement to sell our Information Technology Outsourcing (“ITO”) business to Atos SE and began reporting it as a Discontinued Operation. The sale was completed on June 30, 2015. Refer to Note 4—Divestitures in our Combined Financial Statements for additional information.

Currency Impact

To understand the trends in our business, we believe that it is helpful to analyze the impact of changes in the translation of foreign currencies into U.S. Dollars on revenue and expenses. We refer to this analysis as “currency impact” or “the impact from currency” or “constant currency”. In 2016, 2015 and 2014, this impact is calculated by translating current period activity in local currency using the comparable prior-year period’s currency translation rate.

Key Trends and Drivers

Three Months ended March 31, 2016

Total revenues in the first quarter of 2016 of $1.7 billion were essentially flat compared to the prior-year period with a 1-percentage point negative impact from currency, as growth in Healthcare more than offset declines in Commercial Industries. Operating margin for the quarter of 4.2% improved 0.2-percentage points as compared to the first quarter of 2015, primarily due to lower year-over-year expenses from our determination to refocus our Government Healthcare business, especially our HE platform implementations.

Year ended December 31, 2015

Total revenues of $6.7 billion in 2015 declined 4% compared to the prior year with a 2-percentage point negative impact from currency. On an adjusted1 basis, excluding the HE charge, total revenues of $6.8 billion declined 2% from the prior year and were flat at constant currency. Our decision to not fully complete the HE platform implementations in California and Montana and a few specific contracts contributed to revenue declines, which were offset by moderate inorganic and organic contributions. 2015 full-year operating margin of 4.8% decreased 1.4-percentage points from 2014. The decline was driven by targeted resource and other investments and increased expenses for our HE platform implementations prior to the refocusing of that business as described above.

(1) Refer to the Operating income / Margin reconciliation table in the “Non-GAAP Financial Measures” section.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying Combined Financial Statements and notes thereto. In preparing these Combined Financial Statements, we have made our best estimates and judgments of certain amounts included in the Combined Financial Statements giving due consideration to materiality. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Although we have listed a number of accounting policies below which we believe to be most critical, we also believe that all of our accounting policies are important to the reader. Therefore, please also refer to the Notes to the Audited Combined Financial Statements and Notes to the Unaudited Condensed Combined Financial Statements for a more detailed description of these and other accounting policies of the BPO Business.

Revenue Recognition

Application of the various accounting principles in U.S. GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting. Refer to Note 1—Basis of Presentation and Summary of Significant Accounting Policies—New Accounting Standards and Accounting Changes—Revenue Recognition in the Combined Financial Statements for additional information regarding our revenue recognition policies.

A significant portion of the BPO Business revenue is recognized based on objective criteria that do not require significant estimates or uncertainties. For example, transaction volumes, time and material and cost reimbursable arrangements are based on specific, objective criteria under the contracts. Accordingly, revenues recognized under these contracts do not require the use of significant estimates that are susceptible to change. Revenue recognized using the percentage-of-completion (“POC”) accounting method does require the use of estimates and judgment as discussed below.

We recognize revenues when we have persuasive evidence of an arrangement, the services have been provided, the transaction price is fixed or determinable and collectability is reasonably assured. During fiscal year 2015, approximately 81% of our revenue was recognized based on transaction volumes, approximately 8% was fixed fee based, wherein our revenue is earned as we fulfill our performance obligations under the arrangement, approximately 2% was related to cost reimbursable contracts, approximately 3% of our revenue was recognized using POC accounting and the remaining 6% was related to time and material contracts. Our revenue mix is subject to change due to the impact of changing customer requirements, acquisitions, divestitures, new business and lost business.

As noted above, a portion of our revenue (approximately 3%) is recognized using the POC accounting method. This method requires the use of significant estimates and judgment. The POC methodology is normally applied to certain of our larger, more complex, and longer term outsourcing contracts involving system development and implementation services, primarily in government healthcare and certain government transportation contracts. In addition, we had unbilled receivables totaling $224 million and $351 million at December 31, 2015 and 2014, respectively, representing revenues recognized but not yet billable under the terms of our POC contracts. The decrease in unbilled revenues in 2015 is primarily due to developments in certain implementations of our HE Medicaid platform. See “—Overview – Recent Developments—Refocusing of Government Healthcare Business” for additional information on the developments in certain implementations of our HE Medicaid platform.

The POC accounting methodology involves recognizing probable and reasonably estimable revenue using the percentage of services completed based on a current cumulative cost incurred to estimated total cost basis and a reasonably consistent profit margin over the period. Due to the long-term nature of these arrangements, developing the estimates of cost often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed and the impact of delayed performance. If changes occur in delivery, productivity or other factors used in developing the estimates of costs or revenues, we revise our cost and revenue estimates, which may result in increases or decreases in revenues and costs. Such revisions are reflected in income in the period in which the facts that give rise to that revision become known. We perform ongoing profitability analysis of our POC services contracts in order to determine whether the latest estimates require updating. Key factors reviewed by the company to estimate the future costs to complete each contract are future labor costs, future product costs, expected productivity efficiencies, achievement of contracted milestones and performance goals as well as potential penalties for milestone and system implementation delays.

If at any time our estimates indicate the POC contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost of services. This results in the contract being recorded at a zero profit margin going forward with recognition of an equal amount of revenues and costs over the remaining contract term. A zero profit margin may also be applied when it is impractical to estimate specific amounts or ranges of contract revenues and costs; however, we can at least determine that we will not incur a loss on a particular contract.

Additionally, as noted previously, we apply the POC accounting method for our larger, more complex and longer term outsourcing contracts. The POC accounting process is particularly complex and challenging for these arrangements due to their significant scope and duration, the highly technical nature of the implementations, the potential for additional costs related to productivity and performance penalties and other delivery factors. Accordingly, based on the significance of these projects, we continually monitor our progress and consider the potential for increased costs as well as risks and uncertainties in our estimates of revenues and costs under the POC accounting methodology. To the extent possible, we attempt to mitigate these risks through operational changes, project oversight and process improvements.

Allowance for Doubtful Accounts and Credit Losses

We continuously monitor collections and payments from our customers and record a provision for estimated credit losses based on specific customer account analysis as well as changes in client credit-worthiness, payment terms and collection trends. We also regularly review historical experience adjusted for current economic trends and conditions. Any change in the assumptions used in analyzing a specific account receivable may result in additional provisions being recognized in the period in which the change occurs. Although bad debt provisions have not been material over the past three years, due to the level of accounts receivables including the portion that is unbilled, we critically review accounts to ensure collectability.

Refer to Note 5—Accounts Receivables, Net in the Combined Financial Statements for additional information regarding our allowance for doubtful accounts.

Capitalization of Outsourcing Contract Costs

In connection with our services arrangements, we incur and capitalize costs to originate these long-term contracts and to perform the migration, transition and setup activities necessary to enable us to perform under the terms of the arrangement. Certain initial direct costs of an arrangement are capitalized and amortized over the contractual service period of the arrangement to cost of services. From time to time, we also provide inducements to customers in various forms, including contractual credits, which are capitalized and amortized as a reduction of revenue over the term of the contract. We regularly review costs to determine appropriateness for deferral in accordance with the relevant accounting guidance. Key estimates and assumptions that we must make include projecting future cash flows in order to assess the recoverability of deferred costs. To assess recoverability, undiscounted estimated cash flows of the contract are projected over its remaining life and compared to the carrying amount of contract related assets, including the unamortized deferred cost balance. Such estimates require judgment and assumptions, which are based upon the professional knowledge and experience of our personnel. Key factors that are considered in estimating the undiscounted cash flows include projected labor costs and productivity efficiencies. A significant change in an estimate or assumption on one or more contracts could have a material effect on our results of operations.

Capitalization of Software Development Costs

We capitalize certain costs incurred to develop commercial software products to be sold, leased or otherwise marketed after establishing technological feasibility, and we capitalize costs to develop or purchase internal-use software. Significant estimates and assumptions include: determining the appropriate period over which to amortize the capitalized costs based on estimated useful lives, estimating the marketability of the commercial software products and related future revenues and assessing the unamortized cost balances for impairment. For commercial software products, determining the appropriate amortization period is based on estimates of future revenues from sales of the products. We consider various factors to project marketability and future revenues, including an assessment of alternative solutions or products, current and historical demand for the product, and anticipated changes in technology that may make the product obsolete. For internal-use software, the appropriate amortization period is based on estimates of our ability to utilize the software on an ongoing basis. To assess the recoverability of capitalized software costs, we consider estimates of future revenue, costs and cash flows. Such estimates require assumptions about future cash inflows and outflows, and are primarily based on the historical experience and expectations regarding future revenues. A significant change in an estimate related to one or more software products could result in a material change to our results of operations.

Refer to Note 6—Land, Buildings, Equipment and Software, Net in the Combined Financial Statements for additional information regarding capitalized software costs including a discussion of related impairments recorded in 2015.

Business Combinations

The accounting for business combinations requires the use of significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in order to properly allocate the purchase price consideration between assets that are depreciated and amortized from goodwill. Our estimates of the fair values of assets and liabilities acquired are based upon assumptions believed to be reasonable and, when appropriate, include assistance from independent third-party valuation firms. Refer to Note 3—Acquisitions in the Combined Financial Statements for additional information regarding the allocation of the purchase price consideration for our acquisitions.

Because we are primarily a services business, which normally has a lower level of tangible assets, our acquisitions typically result in significant amounts of goodwill and other intangible assets. These assets affect the amount of future period amortization expense and possible expense we could incur as a result of an impairment. Acquired intangible assets are primarily related to customer relationships. As a result of the acquisition of

Affiliated Computer Services, Inc. (“ACS”) by Xerox in 2010, as well as other subsequent acquisitions, we have a significant amount of acquired intangible assets and goodwill. Acquired intangible assets and goodwill were $1.4 billion and $4.9 billion at December 31, 2015, respectively.

Intangible Assets

The fair values of identifiable intangible assets are primarily estimated using an income approach. These estimates include market participant assumptions and require projected financial information, including assumptions about future revenue growth and costs necessary to facilitate the projected growth. Other key inputs include assumptions about technological obsolescence, customer attrition rates, brand recognition, the allocation of projected cash flows to identifiable intangible assets and discount rates. We regularly review intangible assets with finite lives for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of potential impairment, we assess whether an impairment has occurred based on whether net book value of the assets exceeds the related projected undiscounted cash flows from these assets. We consider a number of factors, including past operating results, budgets, economic projections, market trends and product development cycles in estimating future cash flows. Differing estimates and assumptions as to any of the factors described above could result in a materially different impairment charge, if any, and thus materially different results of operations. In the three-year period ended December 31, 2015, we did not record any material impairments of acquired intangible assets except those related to the sales or shutdown of businesses.

Goodwill

Goodwill is not amortized but rather is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment may have been incurred. Events or circumstances that might indicate an interim evaluation is warranted include, among other things, unexpected adverse business conditions, macro and reporting unit specific economic factors, supply costs, unanticipated competitive activities and acts by governments and courts.

Application of the annual goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and the assessment—qualitatively or quantitatively—of the fair value of each reporting unit against its carrying value. We determined that our reporting units were the same as our operating segments and, therefore, the BPO Business is comprised of three reporting units with goodwill balances. Our annual impairment test of goodwill was performed in the fourth quarter of 2015. We elected to utilize a quantitative assessment of the recoverability of our goodwill balances for each of our reporting units.

In our quantitative test, we estimate the fair value of each reporting unit by weighting the results from the income approach (discounted cash flow methodology) and market approach. These valuation approaches require significant judgment and consider a number of factors that include, but are not limited to, expected future cash flows, growth rates and discount rates, and comparable multiples from publicly traded companies in our industry. In addition, we are required to make certain assumptions and estimates regarding the current economic environment, industry factors and the future profitability of our businesses.

When performing our discounted cash flow analysis for each reporting unit, we incorporate the use of projected financial information and discount rates that are developed using market participant-based assumptions. The cash-flow projections are based on three-year financial forecasts developed by management that include revenue and expense projections, restructuring and strategic transformation activities, capital spending trends and investment in working capital to support anticipated revenue growth or other changes in the business. The selected discount rates consider the risk and nature of the respective reporting units’ cash flows and an appropriate capital structure and rates of return that market participants would require to invest their capital in our reporting units.

We believe our assumptions are appropriate and reflect our forecasted long-term business model, and give appropriate consideration to our historical results as well as the current economic environment and markets that we serve. The average discount rate applied to our projected cash flows was approximately 9.0%, which we considered reasonable based on the estimated capital costs of applicable market participants.

Our impairment assessment methodology includes the use of outside valuation experts and the inclusion of factors and assumptions related to third-party market participants. When performing our market approach for each reporting unit, we rely specifically on the guideline public company method. Our guideline public company method incorporates revenues and earnings multiples from publicly traded companies with operations and other characteristics similar to each reporting unit. The selected multiples consider each reporting unit’s relative growth, profitability, size and risk relative to the selected publicly traded companies.

After completing our annual impairment reviews for each reporting unit in the fourth quarter of 2015 and 2014, we concluded that goodwill was not impaired in either of these years. Although we experienced a decline in the fair values of our reporting units in 2015 as compared to 2014, with the exception of the Commercial Industries reporting unit, no reporting unit had an excess of fair value over carrying value of less than 20%.

The excess of reporting unit fair values over carrying values for our Commercial Industries reporting unit (which has approximately $1.9 billion of goodwill) was significantly less than in prior years with an excess of fair value over carrying value of approximately 17%. The decrease in fair values for this reporting unit was largely due to the mix of services and pricing pressures not being matched with cost reductions from productivity and restructuring actions. However, this reporting unit continues to operate in key areas of the business process services market, and the 2016 expectation is that through an increased focus on revenue and cost management, including expected benefits from our strategic transformation program, the business will reflect improved performance and a corresponding increase in fair value. We will continue to monitor the impact of economic, market and industry factors impacting this reporting unit in 2016.

Refer to Note 7—Goodwill and Intangible Assets, Net in the Combined Financial Statements for additional information regarding goodwill by reportable segment.

Restructuring and Asset Impairments

We have engaged in restructuring actions, which require management to estimate the timing and amount of severance and other employee separation costs for workforce reduction, the fair value of assets made redundant or obsolete and the fair value of lease cancellation and other exit costs. We accrue for severance and other employee separation costs under these actions when it is probable that benefits will be paid and the amount is reasonably estimable. The rates used in determining severance accruals are based on existing plans, historical experiences and negotiated settlements.

For a full description of our restructuring actions, refer to our discussions of restructuring in MD&A and in Note 8—Restructuring and Asset Impairment Charges in the Combined Financial Statements.

Income Taxes

Income tax expense and other income tax related information contained in the Combined Financial Statements are presented on a separate return basis as if the BPO Business filed its own tax returns. The BPO

Business is subject to income taxes in the United States and numerous foreign jurisdictions. The determination of our provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. Our provision is based on nonrecurring events as well as recurring factors, including the taxation of foreign income. In addition, our provision will change based on discrete or other nonrecurring events such as audit settlements, tax law changes, changes in valuation allowances, etc., that may not be predictable. In the event that there is a significant unusual or one-time item recognized in our operating results, the taxes attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item.

We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our Combined Balance Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded in our Combined Balance Sheets and provide valuation allowances as required. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. Gross deferred tax assets of $414 million and $359 million had valuation allowances of $38 million and $35 million at December 31, 2015 and 2014, respectively.

We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we may incur additional tax expense based upon our assessment of the more-likely-than-not outcomes of such matters. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results. Our ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can materially increase or decrease our effective tax rate, as well as impact our operating results. Unrecognized tax benefits were $24 million, $32 million and $41 million at December 31, 2015, 2014 and 2013, respectively.

Refer to Note 14—Income and Other Taxes in the Combined Financial Statements for additional information regarding deferred income taxes and unrecognized tax benefits.

Loss Contingencies

The BPO Business is currently involved in various claims and legal proceedings. At least quarterly, we review the status of each significant matter and assess its potential financial exposure considering all available information including, but not limited to, the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events pertaining to a particular matter. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to its pending claims and litigation, and may revise its estimates. These revisions in the estimates of the potential liabilities could have a material impact on the BPO Business results of operations and financial position.

Refer to Note 15—Contingencies and Litigation in the Combined Financial Statements for additional information regarding loss contingencies.

RESULTS OF OPERATIONS

Basis of Presentation

The accompanying Combined and Condensed Combined Financial Statements included elsewhere in this Information Statement of the BPO Business have been derived from the Consolidated Financial Statements and accounting records of Xerox, as if the BPO Business operated on a standalone basis during the periods presented, and were prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the SEC.

Historically, the BPO Business consisted of the Business Process Outsourcing operating segment within Xerox’s reportable Services segment and did not operate as a separate, standalone entity. Accordingly, Xerox has reported the financial position and the related results of operations, cash flows and changes in equity of the BPO Business in Xerox’s Consolidated Financial Statements.

As the separate legal entities that make up the BPO Business were not historically held by a single legal entity, Total Net Parent Equity is shown in lieu of shareholder’s equity in the accompanying Combined and Condensed Combined Financial Statements included elsewhere in this Information Statement. Balances between the BPO Business and Xerox that were not historically settled in cash are included in Net Parent Investment. Net Parent Investment represents Xerox’s interest in the recorded assets of the BPO Business and represents the cumulative investment by Xerox in the BPO Business through the dates presented, inclusive of operating results.

The accompanying Combined and Condensed Combined Financial Statements included elsewhere in this Information Statement include the historical basis of assets, liabilities, revenues and expenses of the individual businesses of Xerox’s historical BPO Business, including the joint ventures and partnerships over which the BPO Business has a controlling financial interest. The BPO Business uses the equity method to account for investments in business entities that it does not control if it is otherwise able to exercise significant influence over the entities operating and financial policies (generally 20% to 50% ownership). The accompanying Combined and Condensed Combined Financial Statements included elsewhere in this Information Statement include certain assets and liabilities that are held by Xerox that are specifically identifiable or otherwise attributable to the BPO Business. All intercompany transactions and balances within the BPO Business have been eliminated.

Cash is managed centrally through bank accounts controlled and maintained by Xerox. Accordingly, cash and cash equivalents held by Xerox at the corporate level were not attributable to the BPO Business for any of the periods presented. Only cash amounts specifically attributable to the BPO Business are reflected in the accompanying Combined and Condensed Combined Financial Statements included elsewhere in this Information Statement. Transfers of cash, both to and from Xerox’s centralized cash management system, are reflected as a component of Net Parent Investment in the accompanying Combined and Condensed Combined Balance Sheets and as a financing activity on the accompanying Combined and Condensed Combined Statements of Cash Flows. Historically, the BPO Business received or provided funding as part of Xerox’s centralized treasury program.

Third-party debt obligations of Xerox and the corresponding financing costs related to those debt obligations, specifically those that relate to senior notes, term loans, commercial paper obligations and revolving credit facilities, have not been attributed to the BPO Business, as the BPO Business was not the legal obligor on the debt. The only third-party debt obligations included in the Combined and Condensed Combined Financial Statements are those for which the legal obligor is a legal entity within the BPO Business.

During the periods presented, the BPO Business functioned as part of the larger group of companies controlled by Xerox. Accordingly, Xerox performed certain corporate overhead functions for the BPO Business. Therefore, certain corporate costs, including compensation costs for corporate employees supporting the BPO Business, have been allocated from Xerox. These allocated costs are for corporate functions including, but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology and other shared services, which are not provided at the business level. Where possible, these costs were allocated based on direct usage, with the remainder allocated on a basis of cost, headcount or other measures we have determined as reasonable. The Combined and Condensed Combined Financial Statements included elsewhere in this Information Statement do not necessarily include all the expenses that would have been incurred or held by the BPO Business had it been a separate, standalone company. We expect to incur additional expenses as well as gain incremental productivity as a separate, standalone publicly-traded company. It is not practicable to estimate actual costs that would have been incurred had the BPO Business been a separate, standalone company during the periods presented. Allocations for management costs and corporate support services provided to the BPO Business totaled $45 million and $44 million for the three months ended March 31, 2016 and 2015, respectively, and $170 million, $175 million and $173 million for the three years ended December 31, 2015, respectively.

The management of the BPO Business believes the assumptions underlying the accompanying Combined and Condensed Combined Financial Statements included elsewhere in this Information Statement, including the assumptions regarding the allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the BPO Business during the periods presented. Nevertheless, the accompanying Combined and Condensed Combined Financial Statements included elsewhere in this Information Statement may not be indicative of the BPO Business’s future performance, do not necessarily include the actual expenses that would have been incurred by the BPO Business and may not reflect the results of operations, financial position and cash flows of the BPO Business had the BPO Business been a separate, standalone company during the periods presented.

The operations of the BPO Business are included in the consolidated U.S. federal, and certain state and local and foreign income tax returns filed by Xerox, where applicable. The BPO Business also files certain separate state and local and foreign income tax returns. Income tax expense and other income tax related information contained in the Combined and Condensed Combined Financial Statements are presented on a separate return basis as if the BPO Business filed its own tax returns. The income taxes of the BPO Business as presented in the Combined and Condensed Combined Financial Statements may not be indicative of the income taxes that the BPO Business will generate in the future. In jurisdictions where the BPO Business has been included in the tax returns filed by Xerox, any income taxes payable resulting from the related income tax provisions have been reflected in the balance sheet within “Net Parent Investment.”

For convenience and ease of reference, we refer to the financial statement caption “(Loss) Income before Income Taxes” as “pre-tax (loss) income” throughout the Combined and Condensed Combined Financial Statements included elsewhere in this Information Statement.

Results of Operations—Three Months ended March 31, 2016 and 2015

Revenue Results Summary

Total Revenues

	Three Months Ended March 31,
(in millions)	2016	2015	% Change	CC % Change
Total Revenues	$1,685	$1,678	—%	1%

CC – See “Non-GAAP Financial Measures” section for description of constant currency.

Total revenues for the first quarter of 2016 were essentially flat compared to the first quarter of 2015, with a 1-percentage point negative impact from currency. The negative impact from currency reflects the continued weakening of foreign currencies against the U.S. Dollar as compared to the prior-year period. Overall non-U.S. revenues represented approximately 21% of total revenues.

Growth at constant currency was driven by acquisitions and ramping new contracts, particularly in Healthcare. This growth more than offset the impacts of lost business and lower volumes, primarily in Commercial Industries, and overall price declines that were consistent with prior-period trends.

Costs, Expenses and Other Income

Summary of Key Financial Ratios

The following is a summary of key financial ratios used to assess our performance:

	Three Months Ended March 31,
	2016	2015	B/(W)
Total Gross Margin	15.7%	15.4%	0.3 pts.
R&D as a % of Revenue	0.6%	0.7%	0.1 pts.
SAG as a % of Revenue	10.9%	10.7%	(0.2) pts.

Operating Margin(1)	4.2%	4.0%	0.2 pts.
Pre-tax Income Margin	(3.2)%	(1.2)%	(2.0) pts.

(1)	Refer to the Operating Income / Margin reconciliation table in the “Non-GAAP Financial Measures” section.

Pre-tax Income Margin

Pre-tax income margin includes the amortization of intangible assets, Related party interest, net, Other expenses, net, Restructuring and related costs and Separation costs, all of which are separately discussed in subsequent sections. Operating margin, discussed below, excludes these items.

Operating Margin

Operating margin1 of 4.2% increased 0.2-percentage points as compared to the first quarter of 2015. The increase was primarily due to an improvement in gross margin due to reduced costs in our HE platform implementations, which was partially offset by an increase in Selling, Administrative and General expenses (“SAG”) as a percentage of revenue. As noted above, the BPO Business operating margin contains an allocation for management cost and corporate support services totaling $45 million and $44 million for the three months ended March 31, 2016 and 2015, respectively.

(1)	Refer to the Operating Income / Margin reconciliation table in the “Non-GAAP Financial Measures” section.

Gross Margin

Gross margin of 15.7% increased 0.3-percentage points as compared to the first quarter of 2015. Year-over-year benefits from lower expenses associated with our HE platform implementations, a result of decisions we made in 2015 to curtail the Government HE Medicaid Platform business, were partially offset by margin pressures in our customer care service offerings and impacts from price declines.

Additional analysis of the change in gross margin for each business segment is included under “Operations Review of Segment Revenue and Profit” below.

Research and Development Expenses (R&D)

	Three Months Ended March 31,
(in millions)	2016	2015	Change
Total R&D Expenses	$10	$12	$(2)

R&D as a percentage of revenue of 0.6% decreased 0.1-percentage point from the first quarter of 2015. The decrease was primarily due to the benefits from ongoing restructuring and productivity improvements.

R&D of $10 million decreased by $2 million compared to the first quarter of 2015.

Selling, Administrative and General Expenses (SAG)

SAG as a percentage of revenue of 10.9% increased 0.2-percentage points from the first quarter of 2015 due to targeted resource and other investments.

SAG of $183 million was $4 million higher than the first quarter of 2015 and reflected the following:

•	$1 million increase in selling expenses;

•	$2 million increase in general and administrative expenses; and

•	$1 million increase in bad debt expense.

Restructuring and Related Costs

During the first quarter of 2016, we recorded net restructuring and asset impairment charges of $25 million, which included approximately $26 million of severance costs related to headcount reductions of approximately 3,400 employees worldwide and $1 million of lease cancellation costs. These costs were offset by $2 million of net reversals, primarily resulting from changes in estimated reserves from prior-period initiatives. In the first quarter of 2016, we also recorded $1 million of costs primarily related to professional support services associated with the implementation of the strategic transformation program.

The restructuring reserve balance as of March 31, 2016 for all programs was $22 million, all of which is expected to be spent over the next twelve months.

Refer to Note 6—Restructuring Programs in the Condensed Combined Financial Statements for additional information regarding our restructuring programs.

Worldwide Employment

Worldwide employment of approximately 96,000 as of March 31, 2016 decreased by 8,000 from December 31, 2015, due primarily to the impact of seasonal reductions as well as restructuring and productivity improvements partially offset by ramping new business.

Amortization of Intangible Assets

Amortization of intangible assets of $75 million increased $14 million compared to the first quarter of 2015 primarily due to the impairment of a customer relationship asset as a result of a lost contract.

Separation Costs

Separation costs are primarily for third-party investment banking, accounting, legal, consulting and other similar types of services related to the separation transaction as well as costs associated with the operational separation of the two companies, such as those related to human resources, brand management, real estate and information management to the extent not capitalized. Separation costs also include the costs associated with bonuses and restricted stock grants awarded to employees for retention through the separation. During the first quarter of 2016, we recorded separation costs of $3 million.

Related-Party Interest Expense, Net

Related-party interest expense for the first quarter of 2016 of $10 million was $11 million lower than the prior year primarily due to the capitalization of certain related party notes payable in 2015 as a result of the proceeds received from the sale of the ITO business.

Refer to Note 12—Related Party Transactions and Parent Company Investment in the Condensed Combined Financial Statements for additional information regarding Related-party interest expense, net.

Other Expenses, Net

	Three Months Ended March 31,
(in millions)	2016	2015
Third-party interest expense	$1	$4
Gains on sales of businesses and assets	—	(2)
Currency (gains) losses, net	(1)	2
Litigation matters	6	—
Deferred compensation investment gains	—	(4)
All other expenses, net	5	2

Total Other Expenses, Net	$11	$2

Third-Party Interest Expense: Third-party interest expense of $1 million was $3 million lower than the first quarter of 2015, driven by repayment of a $250 million senior note in the second quarter of 2015.

Litigation Matters: Litigation matters for the first quarter of 2016 reflect probable losses and reserves for various legal matters.

Income Taxes

First quarter 2016 effective tax rate was 46.3%. On an adjusted1 basis, first quarter 2016 tax rate was 28.0%, which was lower than the U.S. statutory tax rate primarily due to the geographical mix of profits.

First quarter 2015 effective tax rate was 70.0%. On an adjusted1 basis, first quarter 2015 tax rate was 22.7%, which was lower than the U.S. statutory tax rate primarily due to the geographical mix of profits.

(1)	Refer to the Effective Tax Rate reconciliation table in the “Non-GAAP Financial Measures” section.

Net (Loss) Income from Continuing Operations

Net loss from continuing operations for the period ended March 31, 2016 was $29 million. On an adjusted1 basis, net income from continuing operations was $36 million. Adjustments to net income include the amortization of intangible assets, restructuring and related costs and separation costs.

Net loss from continuing operations for the period ended March 31, 2015 was $6 million. On an adjusted1 basis, net income from continuing operations was $34 million. Adjustments to net income include the amortization of intangible assets and restructuring charges.

(1)	Refer to the “Non-GAAP Financial Measures” section for a reconciliation of reported net income from continuing operations to adjusted net income.

Discontinued Operations

There were no Discontinued Operations as of March 31, 2016.

Refer to Note 4—Divestitures in the Condensed Combined Financial Statements for additional information regarding Discontinued Operations.

Other Comprehensive Income (Loss)

Other comprehensive income in the first quarter of 2016 was $9 million as compared to a loss of $18 million in the first quarter of 2015. The change of $27 million is primarily due to a $28 million change from the translation of our foreign currency denominated net assets. The first quarter of 2016 reflects translation gains of

$7 million primarily as a result of the strengthening of our major foreign currencies as compared to the U.S. Dollar at quarter-end spot rates. The first quarter of 2015 reflects translation losses of $21 million primarily due to a significant weakening of those same foreign currencies against the U.S. dollar in the prior year.

Operations Review of Segment Revenue and Profit

Our reportable segments correspond to how we organize and manage the business and are aligned to the industries in which our clients operate: Commercial Industries, Healthcare and Public Sector. Revenues by segment for the three months ended March 31, 2016 and 2015 were as follows:

	Three Months Ended March 31,
(in millions)	Total Revenue	% of Total Revenue	Segment Profit (Loss)	Segment Margin
2016
Commercial Industries	$699	41%	$7	1.0%
Healthcare	464	28%	37	8.0%
Public Sector	414	25%	43	10.4%
Other	108	6%	(16)	(14.8)%

Total	$1,685	100%	$71	4.2%

2015
Commercial Industries	$726	43%	$21	2.9%
Healthcare	442	26%	43	9.7%
Public Sector	415	25%	47	11.3%
Other	95	6%	(41)	(43.2)%

Total	$1,678	100%	$70	4.2%

Commercial Industries Segment

Revenue

Commercial Industries revenue of $699 million was 41% of total revenues and decreased 4% from the first quarter of 2015. The decline was driven by lower volumes and project work as well as lost business.

Segment Margin

Commercial Industries segment margin of 1.0% decreased 1.9-percentage points from the prior-year period primarily due to margin pressure in customer care as well as overall lower volumes and price declines.

Healthcare Segment

Revenue

Healthcare revenue of $464 million was 28% of total revenues and increased 5% from the first quarter of 2015. Growth was driven by acquisition and higher volumes in both commercial payers and government healthcare.

Segment Margin

Healthcare segment margin of 8.0% decreased 1.7-percentage points from the prior year primarily due to margin pressures in customer care and human resource outsourcing partially offset by margin improvement in government healthcare.

Public Sector Segment

Revenue

Public Sector revenue of $414 million was 25% of total revenues and was flat compared to the first quarter of 2015. Growth in transportation was offset by lower volumes and lost business in state government.

Segment Margin

Public Sector segment margin of 10.4% decreased 0.9-percentage points from the prior year primarily due to transportation platform investments and lower volumes and lost business in state government services.

Other

Revenue

Other revenue of $108 million was 6% of total revenues and increased 14% from the first quarter of 2015. Growth was driven by the ramp of the New York HE platform implementation contract partially offset by declines from the Student Loan business run-off.

Other Loss

Other loss of $16 million improved $25 million from the prior year driven by improvements in HE platform implementation expenses resulting from the refocusing of our Government Healthcare business in 2015 and the decision to not fully complete the HE platform implementations in California and Montana.

Results of Operations—Years ended December 31, 2015, 2014 and 2013

Revenue Results Summary

Total Revenues

	Revenues			% Change		CC % Change
(in millions)	2015	2014	2013	2015	2014	2015	2014
Total Revenues	$6,662	$6,938	$6,879	(4)%	1%	(2)%	1%

Adjusted Total Revenues(1)	$6,778	$6,938	$6,879	(2)%		—%

CC – See “Non-GAAP Financial Measures” section for description of constant currency.

(1)	Refer to the Operating Income / Margin reconciliation table in the “Non-GAAP Financial Measures” section.

Total Revenues 2015

Total revenues for the year ended 2015 decreased 4% compared to the prior year with a 2-percentage point negative impact from currency. On an adjusted1 basis, excluding the HE charge, total revenues decreased 2%, with a 2-percentage point negative impact from currency. The negative impact from currency reflects the significant weakening of our major foreign currencies against the U.S. dollar as compared to the prior year. Overall non-U.S. revenues represented 22% of total revenues.

The decline in total revenues was primarily driven by the run-off of the Student Loan business, the termination of the Texas Medicaid contract and the impact of our determination in the third quarter of 2015 to not fully complete the HE platform implementations in California and Montana, which combined had a 4.8-percentage point negative impact on revenue growth. Offsetting this decline was moderate acquisition contribution and organic growth in several lines of business net of the impacts from lost business and lower pricing that were consistent with prior trends.

Total Revenues 2014

Total revenues during 2014 increased 1% compared to the prior year with no impact from currency. Growth from acquisitions along with organic growth in certain areas of healthcare and litigation services as well as growth internationally were partially offset by declines in portions of customer care. In addition, the declines in the Student Loan business and the Texas Medicaid contract termination had a combined 2.7-percentage point negative impact on revenue growth.

An analysis of the change in revenue for each business segment is included under “Operations Review of Segment Revenue and Profit” below.

Costs, Expenses and Other Income

Summary of Key Financial Ratios

The following is a summary of key financial ratios used to assess our performance:

	Year Ended December 31,			Change
	2015	2014	2013	2015 B/(W)		2014 B/(W)		2015 Adjusted(1)	2015 Adjusted(1) B/(W) 2014
Total Gross Margin	10.3%	16.4%	18.0%	(6.1	) pts	(1.6	) pts	15.8%	(0.6	) pts
R&D as a % of Revenue	0.8%	0.7%	0.6%	(0.1	) pts	(0.1	) pts	0.8%	(0.1	) pts
SAG as a % of Revenue	10.5%	9.5%	9.6%	(1.0	) pts	0.1	pts	10.3%	(0.8	) pts

Operating Margin(1)	NM	6.2%	7.8%	NM		(1.6	) pts	4.8%	(1.4	) pts
Pre-tax Income Margin	(8.6)%	0.1%	3.0%	(8.7	) pts	(2.9	) pts	N/A	N/A

(1)	Refer to Operating Income / Margin reconciliation table in the “Non-GAAP Financial Measures” section.

Pre-tax Income Margin

Pre-tax income margin includes the HE charge, previously discussed, as well as the amortization of intangible assets, Other expenses, net and Restructuring and asset impairment charges, all of which are separately discussed in subsequent sections. Operating margin, discussed below, excludes these items.

Operating Margin

Operating margin1 for the year ended December 31, 2015 of 4.8% decreased 1.4-percentage points as compared to 2014. This decline was driven by a 0.6-percentage point decrease in gross margin and a 0.8-percentage point increase in SAG as a percent of revenue. The operating margin decline was driven by targeted resource and other investments as well as higher costs associated with our HE platform implementations, prior to the implementation of the government healthcare strategy change noted above. These negative impacts were partially offset by restructuring savings and productivity improvements. As noted above, the BPO Business operating margin contains an allocation for management cost and corporate support services totaling $170 million, $175 million and $173 million for the three years ended December 31, 2015, respectively.

Operating margin1 for the year ended December 31, 2014 of 6.2% decreased 1.6-percentage points as compared to 2013. The decrease was driven primarily by a 1.6-percentage point decline in gross margin. The operating margin decline reflected higher government healthcare platform expenses, including the impairment associated with the loss of the Nevada Health Insurance Exchange (“HIX”) contract, as well as resource investments across segments and the run-off of the Student Loan business.

(1)	Refer to Operating Income / Margin reconciliation table and the Key Financial Ratios reconciliation table in the “Non-GAAP Financial Measures” section.

Gross Margins

Gross margin for the year ended December 31, 2015 of 10.3% decreased 6.1-percentage points as compared to 2014. On an adjusted1 basis, gross margin of 15.8% decreased by 0.6-percentage points as compared to 2014. Targeted resource and other investments, impacts from unfavorable line-of-business mix, increased expenses associated with our HE platform implementations, prior to the government healthcare strategy change noted above, and price declines were partially offset by productivity improvements and restructuring benefits.

Gross margin for year ended December 31, 2014 of 16.4% decreased 1.6-percentage points as compared to 2013. The decrease was primarily due to higher expenses associated with our HE and HIX platforms and certain platforms in our Public Sector business, the run-off of our Student Loan business and price declines that were consistent with prior periods. These impacts were only partially offset by productivity improvements and restructuring benefits.

Additional analysis of the change in gross margin for each business segment is included under “Operations Review of Segment Revenue and Profit” below.

Research and Development Expenses (R&D)

	Year Ended December 31,			Change
(in millions)	2015	2014	2013	2015	2014
Total R&D Expenses	$52	$46	$40	$6	$6

R&D as a percent of revenue for the year ended December 31, 2015 of 0.8% increased 0.1-percentage points on an actual and adjusted1 basis, and R&D of $52 million for the year ended December 31, 2015 was $6 million higher than 2014, both driven by investments in new offerings and capabilities.

R&D as a percent of revenue for the year ended December 31, 2014 of 0.7% increased 0.1-percentage points, and R&D of $46 million for the year ended December 31, 2014 was $6 million higher than 2013, both driven by investments in new offerings and capabilities.

Selling, Administrative and General Expenses (SAG)

SAG as a percent of revenue of 10.5% increased 1.0-percentage point for the year ended December 31, 2015 as compared to 2014. On an adjusted1 basis, SAG as a percentage of revenue of 10.3% increased 0.8-percentage points from 2014. The increase was driven by revenue declines and targeted resource and other investments partially offset by productivity improvement.

SAG expenses of $699 million for the year ended December 31, 2015 were $40 million higher than the prior-year period. The increase in SAG expense reflected the following:

•	$14 million increase in selling expenses; and

•	$26 million increase in general and administrative expenses.

SAG as a percent of revenue of 9.5% decreased 0.1-percentage point for the year ended December 31, 2014 as compared to 2013. The decrease was driven by an increase in revenue combined with lower SAG expenses reflecting productivity improvements.

SAG expenses of $659 million for the year ended December 31, 2014 were $2 million lower than the prior-year period. The decrease in SAG expense reflects the following:

•	$18 million decrease in selling expenses;

•	$14 million increase in general and administrative expenses; and

•	$2 million increase in bad debt expense.

Restructuring and Asset Impairment Charges

During the year ended December 31, 2015, we recorded net restructuring and asset impairment charges of $159 million and included the following:

•	$20 million of severance costs related to headcount reductions of approximately 1,000 employees globally. The actions impacted several functional areas and focused on gross margin improvements;

•	$1 million for lease termination costs, primarily reflecting continued optimization of our worldwide operating locations; and

•	$146 million of asset impairment charges associated with software asset impairments resulting from the change in our government healthcare strategy in the second quarter of 2015.

The above charges were partially offset by $8 million of net reversals for changes in estimated reserves from prior period initiatives.

We expect 2016 year-over-year pre-tax savings of approximately $20 million from our 2015 restructuring actions.

During the year ended December 31, 2014, we recorded net restructuring and asset impairment charges of $21 million and included the following:

•	$28 million of severance costs related to headcount reductions of approximately 2,600 employees globally. The actions impacted several functional areas and were focused on gross margin improvements;

•	$2 million for lease termination costs primarily reflecting continued optimization of our worldwide operating locations; and

•	$2 million of asset impairment charges.

The above charges were partially offset by $11 million of net reversals for changes in estimated reserves from prior period initiatives.

Restructuring Summary

The restructuring reserve balance as of December 31, 2015 for all programs was $4 million, all of which is expected to be spent over the next twelve months.

Refer to Note 8—Restructuring and Asset Impairment Charges in the Combined Financial Statements for additional information regarding our restructuring programs.

Worldwide Employment

Worldwide employment of approximately 103,800 as of December 31, 2015 increased by approximately 6,600 from December 31, 2014, due primarily to the impact of ramping new business and acquisitions partially offset by restructuring reductions and productivity improvements. Worldwide employment was approximately 97,200 and 91,600 as of December 31, 2014 and 2013, respectively (note that prior year employment amounts are adjusted to exclude employees associated with the divested ITO business).

Amortization of Intangible Assets

During the year ended December 31, 2015, we recorded $250 million of expense related to the amortization of intangible assets, which was flat from the prior year.

During the year ended December 31, 2014, we recorded $250 million of expense related to the amortization of intangible assets, which was $10 million higher than the prior year reflecting the increase in acquisitions in 2014.

Refer to Note 7—Goodwill and Intangible Assets, Net in the Combined Financial Statements for additional information regarding our intangible assets.

Related-Party Interest Expense, Net

Related-party interest expense for the year ended December 31, 2015 of $61 million was $46 million lower than the prior year due to the capitalization of certain related party notes payable in 2015 as a result of the proceeds received from the sale of the ITO business.

Refer to Note 18—Related Party Transactions and Parent Company Investment in the Combined Financial Statements for additional information regarding Related-party interest expense, net.

Other Expenses, Net

	Year Ended December 31,
(in millions)	2015	2014	2013
Third-party interest expense	8	11	8
Gains on sales of businesses and assets(1)	(1)	(1)	(23)
Currency losses (gains), net	4	(1)	(3)
Litigation matters	18	38	—
Deferred compensation investment losses (gains)	1	(7)	(15)
All other expenses, net	8	5	(3)

Total Other Expenses, Net	$38	$45	$(36)

(1)	Excludes the loss on sale of the ITO business reported in Discontinued Operations. Refer to Note 4—Divestitures in the Combined Financial Statements for additional information.

Third-Party Interest Expense: Represents interest on senior notes and capital lease obligations.

Refer to Note 10—Debt in the Combined Financial Statements for additional information regarding third-party interest expense.

Gains on Sales of Businesses and Assets: The 2013 gain on sale of businesses and assets was primarily related to the sale of a portion of our Dallas facility.

Currency Losses (Gains), Net: Currency losses (gains) primarily result from the re-measurement of foreign currency-denominated assets and liabilities, the cost of hedging foreign currency-denominated assets and liabilities and the mark-to-market of foreign exchange contracts utilized to hedge those foreign currency-denominated assets and liabilities.

Litigation Matters: Litigation matters in 2015 and 2014 reflect probable losses and reserves for various legal matters.

Refer to Note 15—Contingencies and Litigation, in the Combined Financial Statements for additional information regarding litigation against the Company.

Deferred Compensation Investment Losses (Gains): Represents losses (gains) on investments supporting certain of our deferred compensation arrangements. These gains or losses are offset by an increase or decrease in compensation expense recorded in SAG as a result of the increase or decrease in the liability associated with these arrangements, respectively.

Income Taxes

The 2015 effective tax rate was 41.5% which includes the discrete tax benefit associated with the HE charge in the third quarter of 2015 and the software impairment charge in the second quarter of 2015. On an adjusted1 basis, the 2015 effective tax rate was 32.2%, which was lower than the U.S. statutory tax rate primarily due to the retroactive impact of the Protecting Americans from Tax Hikes Act of 2015 and the redetermination of certain unrecognized tax positions partially offset by the geographical mix of profits.

The 2014 effective tax rate was (240.0)% primarily due to the tax impact of certain discrete benefits as well as the low level of pre-tax income after the amortization of intangibles. On an adjusted1 basis, the 2014 effective tax rate was 28.1%, which was lower than the U.S. statutory tax rate primarily due to the redetermination of certain unrecognized tax positions and the retroactive impact from the U.S. Tax Increase Prevention Act of 2014.

The 2013 effective tax rate was 34.8%, or 36.9% on an adjusted1 basis. The adjusted tax rate for 2013 was higher than the U.S. statutory tax rate primarily due to the geographical mix of profits, partially offset by the retroactive tax benefits from the American Taxpayer Relief Act of 2012 tax law change and the redetermination of certain unrecognized tax positions.

(1)	See the “Non-GAAP Financial Measures” section for an explanation of the adjusted effective tax rate non-GAAP financial measure.

Net (Loss) Income From Continuing Operations

Net loss from continuing operations for the year ended December 31, 2015 was $336 million. On an adjusted1 basis, net income was $143 million, reflecting the adjustments for the amortization of intangible assets as well as the software impairment charge and the HE charge.

Net income from continuing operations for the year ended December 31, 2014 was $34 million. On an adjusted1 basis, net income was $187 million and included adjustments for the amortization of intangible assets.

Net income from continuing operations for the year ended December 31, 2013 was $135 million. On an adjusted1 basis, net income was $282 million and included adjustments for the amortization of intangible assets.

(1)	See the “Non-GAAP Financial Measures” section for a reconciliation of reported net income from continuing operations to adjusted net income.

Discontinued Operations

Discontinued Operations are primarily related to our sale of the ITO business. In the fourth quarter of 2014, we announced an agreement to sell the ITO business to Atos SE and began reporting it as a Discontinued Operation. The sale was completed on June 30, 2015.

Refer to Note 4—Divestitures in the Combined Financial Statements for additional information regarding Discontinued Operations.

Other Comprehensive Loss

Other comprehensive loss was $52 million in 2015 as compared to a loss of $71 million in 2014. The reduction in the loss of $19 million was primarily due to net gains from changes in defined benefit plans of $7 million in 2015 as compared to losses of $25 million in 2014. This change is largely due to an increase in discount rates in 2015 versus a decrease in discount rates in 2014 and the corresponding impact on our defined benefit obligation (decrease in 2015 versus an increase in 2014). The improvement in defined benefit plans was offset by increased losses from translation adjustments of $16 million in 2015. Translation losses in both 2015 and 2014 reflect the weakening of our major foreign currencies as compared to the U.S. Dollar.

Other comprehensive loss was $71 million in 2014 as compared to a loss of $27 million in 2013. The increase in the loss of $44 million was primarily due to losses in our defined benefit plans due to a decrease in discount rates and the corresponding increase in our defined benefit obligation. In addition, losses from translation adjustments increased $15 million a result of the increased weakening of our major foreign currencies as compared to the U.S. Dollar in 2014.

Refer Note 13—Employee Benefit Plans in the Combined Financial Statements for additional information regarding changes in defined benefit plans.

Recent Accounting Pronouncements

Refer to Note 1—Basis of Presentation and Summary of Significant Accounting Policies in the Combined Financial Statements for a description of recent accounting pronouncements including the respective dates of adoption and the effects on results of operations and financial condition.

Operations Review of Segment Revenue and Profit

Our reportable segments correspond to how we organize and manage the business and are aligned to the industries in which our clients operate: Commercial Industries, Healthcare and Public Sector. Revenues by segment for the three years ended December 31, 2015 were as follows:

(in millions)	Total Revenue	% of Total Revenue	Segment Profit (Loss)	Segment Margin
2015
Commercial Industries	$2,896	44%	$69	2.4%
Healthcare	1,750	26%	157	9.0%
Public Sector	1,727	26%	200	11.6%
Other	289	4%	(489)	*

Total	$6,662	100%	$(63)	(0.9)%

Adjusted:(1)
Other	$405	6%	$(100)	(24.7)%
Total	6,778	100%	326	4.8%

2014
Commercial Industries	$2,953	43%	$152	5.1%
Healthcare	1,743	25%	138	7.9%
Public Sector	1,767	25%	206	11.7%
Other	475	7%	(49)	(10.3)%

Total	$6,938	100%	$447	6.4%

2013
Commercial Industries	$2,871	42%	$168	5.9%
Healthcare	1,709	25%	122	7.1%
Public Sector	1,780	26%	225	12.6%
Other	519	7%	23	4.4%

Total	$6,879	100%	$538	7.8%

*	Percentage not meaningful
(1)	Refer to the Other Segment Revenue / Margin and Operating Income / Margin reconciliations table in the “Non-GAAP Financial Measures” section.

Commercial Industries Segment

Revenue 2015

Commercial Industries revenue of $2,896 million was 44% of total revenues and decreased 2% from 2014, as declines in industrial, retail and hospitality businesses (particularly in energy and consumer products) and negative impacts from currency were partially offset by growth in high tech customer care and revenue from acquisitions.

Segment Margin 2015

Commercial Industries segment margin of 2.4% decreased by 2.7-percentage points from the prior year primarily due to margin pressure in customer care and investments in sales and managerial resources to improve the efficiency of the operating model in this business over time.

Revenue 2014

Commercial Industries revenue of $2,953 million increased 3% from 2013. The revenue increase was driven by customer care growth, particularly in high tech and industrial, retail and hospitality businesses and by project-related growth in our litigation services offering.

Segment Margin 2014

Commercial Industries segment margin of 5.1% decreased by 0.8-percentage points from the prior year primarily due to investments in customer care, particularly in recruiting and platforms, and an increase in lower-margin litigation services projects.

Healthcare Segment

Revenue 2015

Healthcare revenue of $1,750 million was 26% of total revenues and remained flat from the prior year with a negligible impact from currency. Moderate acquisition contribution and organic growth in commercial payers offset the impacts from the loss of the Texas Medicaid contract and lower project-related work in commercial providers.

Segment Margin 2015

Healthcare segment margin of 9.0% increased 1.1-percentage points from the prior year as improvements in government healthcare, including the prior year Nevada HIX impairment, more than offset margin declines on the commercial side driven in part by line of business mix and investments.

Revenue 2014

Healthcare revenue of $1,743 million increased 2% from 2013, with negligible impact from currency. The increase was primarily driven by growth in commercial payers and providers partially offset by the loss of the Texas Medicaid contract in government healthcare.

Segment Margin 2014

Healthcare segment margin of 7.9% increased 0.8-percentage points from the prior year primarily due to productivity and restructuring benefits partially offset by the Nevada HIX impairment.

Public Sector Segment

Revenue 2015

Public Sector revenue of $1,727 million was 26% of total revenues and decreased 2% from 2014. Negative impacts from currency and declines in federal services more than offset growth in state and transportation services.

Segment Margin 2015

Public Sector segment margin of 11.6% decreased 0.1-percentage point from the prior year as improvements in federal and state services were more than offset by modest declines in transportation services.

Revenue 2014

Public Sector revenue of $1,767 million decreased 1% from 2013. The decline was primarily driven by our public transit offerings in transportation services and local government.

Segment Margin 2014

Public Sector segment margin of 11.7% decreased by 0.9-percentage points from the prior year primarily due to higher costs and investments related to the development of a public transit fare collection platform.

Other

Revenue 2015

Other revenue of $289 million decreased 39% from 2014, with no impact from currency. On an adjusted1 basis, Other revenue of $405 million was 6% of total revenue and decreased 15% compared to 2014. The decline was primarily driven by the Student Loan business run-off and the impact of our determination in the third quarter of 2015 to not fully complete the HE platform implementations in California and Montana.

Other Loss 2015

Other loss of $489 million increased $440 million from the prior year. On an adjusted1 basis, Other loss of $100 million increased $51 million from the prior year primarily due to higher losses in our HE platform implementations, prior to the refocusing of our Government Healthcare business, and lower profit from the declining Student Loan business.

Revenue 2014

Other revenue of $475 million decreased 8% from 2013, with no impact from currency, due primarily to education services, including the exit from the federal Student Loan business and run-off of the commercial Student Loan business.

Other Loss 2014

Other profit declined by $72 million from the prior year to a loss of $49 million driven primarily by increased expenses in our HE platform implementations.

Metrics

Signings

Signings are defined as estimated future revenues from contracts signed during the period, including renewals of existing contracts. Total Contract Value (“TCV”) is the estimated total contractual revenue related to signed contracts, as applicable.

Three Months ended March 31, 2016

Signings in the first quarter of 2016 were as follows:

(in billions)	Three Months Ended March 31, 2016
Total Signings	$1.5

Signings were an estimated $1.5 billion in TCV and declined 14% from the first quarter of 2015, primarily reflecting lower renewal opportunities.

Years ended December 31, 2015, 2014 and 2013

Signings in the years ended December 31, 2015, 2014 and 2013 were as follows:

	Year Ended December 31,
(in billions)	2015	2014	2013
Total Signings	$8.4	$7.6	$8.9

Signings were an estimated $8.4 billion in TCV for 2015 and increased 10% as compared to the prior year. Growth in 2015 included a 37% increase in new business TCV, which is inclusive of larger contracts such as the Florida Tolling and New York Medicaid Management Information System, and was partially offset by lower renewal decision opportunities.

Signings were an estimated $7.6 billion in TCV for 2014 and decreased 14% compared to the prior year. The decrease was driven primarily by a 25% decrease in new business TCV and a modestly lower level of renewal decision opportunities.

Renewal Rate

Renewal rate is defined as the annual recurring revenue (“ARR”) on contracts that are renewed during the period as a percentage of ARR on all contracts for which a renewal decision was made during the period. Our renewal rate in the first quarter of 2016 of 88% was well within our target range of 85%–90%. Our 2015 renewal rate of 86% was within our target range of 85%-90% and 4-percentage points higher than 2014.

CAPITAL RESOURCES AND LIQUIDITY

As of March 31, 2016 and December 31, 2015, total cash and cash equivalents were $143 million and $140 million, respectively.

Cash Flow Analysis–Three Months ended March 31, 2016 and 2015

The following summarizes our cash flows for the three months ended March 31, 2016 and 2015, as reported in our Condensed Combined Statement of Cash Flows in the accompanying Condensed Combined Financial Statements:

	Three Months Ended March 31,		Change
(in millions)	2016	2015
Net cash used in operating activities	$(117)	$(141)	$24
Net cash used in investing activities	(97)	(62)	(35)
Net cash provided by financing activities	216	192	24
Effect of exchange rate changes on cash and cash equivalents	1	(5)	6

Increase (decrease) in cash and cash equivalents	3	(16)	19
Cash and cash equivalents at beginning of period	140	159	(19)

Cash and Cash Equivalents at End of Period	$143	$143	$—

Cash Flows from Operating Activities

Net cash used in operating activities was $117 million in the first quarter of 2016. The $24 million increase in operating cash from the prior-year period was primarily due to the following:

•	$43 million increase from lower net income tax payments due to refunds of prior year overpayments.

•	$13 million increase due to the prior year use of cash for the discontinued ITO business.

•	$10 million increase from accounts receivable primarily due to improved collections and lower revenues partially offset by a decreased benefit from the sales of accounts receivables.

•	$14 million decrease reflecting settlement payments associated with our third quarter 2015 determination that we would not fully complete the HE implementations in California and Montana.

•	$10 million decrease in pre-tax income before depreciation and amortization and restructuring charges.

•	$8 million decrease from accounts payable and accrued compensation primarily due to the timing of accounts payable.

Cash Flows from Investing Activities

Net cash used in investing activities was $97 million in the first quarter of 2016. The $35 million decrease in cash from the first quarter of 2015 was primarily due to the following:

•	$59 million decrease primarily due to a $52 million dollar payment to Atos reflecting final working capital adjustments associated with the 2015 ITO divestiture.

•	$23 million decrease from related party notes receivable.

•	$28 million increase from lower acquisitions.

•	$21 million increase due to lower capital expenditures (including internal use software) primarily due to the 2015 ITO divestiture.

Cash Flows from Financing Activities

Net cash provided by financing activities was $216 million in the first quarter of 2016. The $24 million increase in cash from the first quarter of 2015 was primarily due to the following:

•	22 million increase due to net transfers from parent.

•	$11 million increase from related party notes payable.

•	$7 million decrease from net debt activity.

Cash Flow Analysis—Years ended December 31, 2015, 2014 and 2013

The following summarizes our cash flows for the three years ended December 31, 2015, as reported in our Combined Statements of Cash Flows in the accompanying Combined Financial Statements:

	Year Ended December 31,			Change
(in millions)	2015	2014	2013	2015	2014
Net cash provided by operating activities	$493	$665	$379	$(172)	$286
Net cash provided by (used in) investing activities	514	(547)	(300)	1,061	(247)
Net cash used in financing activities	(1,015)	(90)	(66)	(925)	(24)
Effect of exchange rate changes on cash and cash equivalents	(11)	(8)	(1)	(3)	(7)

(Decrease) increase in cash and cash equivalents	(19)	20	12	(39)	8
Cash and cash equivalents at beginning of year	159	139	127	20	12

Cash and Cash Equivalents at End of Year	$140	$159	$139	$(19)	$20

Cash Flows from Operating Activities

Net cash provided by operating activities was $493 million for the year ended December 31, 2015. The $172 million decrease in operating cash from 2014 was primarily due to the following:

•	$149 million decrease in pre-tax income before depreciation and amortization, gain on sales of businesses and assets, restructuring charges and litigation as well as the HE charge.

•	$128 million decrease from higher income tax payments primarily driven by the tax on the sale of the ITO business.

•	$105 million decrease due to the loss of cash flow associated with the ITO business, post-divestiture.

•	$167 million increase from accounts receivable primarily due to additional sales of accounts receivable under existing programs, select use of prompt pay discounts and lower revenues.

•	$36 million increase from lower spending for product software and up-front costs for outsourcing service contracts.

•	$22 million increase in accounts payable and accrued compensation primarily related to the timing of accounts payable.

Cash flow from operations in 2015 and 2014 include approximately $40 million and $145 million, respectively, of cash flows from our ITO business, which was held for sale and reported as a Discontinued Operation through its sale on June 30, 2015. Refer to Note 4—Divestitures in the Combined Financial Statements for additional information.

Net cash provided by operating activities was $665 million for the year ended December 31, 2014. The $286 million increase in operating cash from 2013 was primarily due to the following:

•	$159 million increase from accounts receivable primarily due to the timing of collections and improved collections.

•	$141 million increase due to accounts payable and accrued compensation primarily related to the timing of accounts payable payments and improved payment terms with key suppliers.

•	$55 million increase due to lower net income tax payments primarily due to lower U.S. pre-tax income.

•	$39 million increase from lower spending for product software and up-front costs for outsourcing service contracts.

•	$15 million increase due to the increased cash flow from the ITO business.

•	$77 million decrease in pre-tax income before depreciation and amortization, gain on sales of businesses and assets and litigation.

Cash flow from operations in 2014 and 2013 include approximately $145 million and $130 million, respectively, of cash flows from our ITO business, which was held for sale and was reported as a Discontinued Operation through its sale on June 30, 2015. Refer to Note 4—Divestitures in the Combined Financial Statements for additional information.

Cash Flows from Investing Activities

Net cash provided by investing activities was $514 million for the year ended December 31, 2015. The $1,061 million increase in cash from 2014 was primarily due to the following:

•	$936 million of net proceeds from the sale of the ITO business. Refer to Note 4—Divestitures in the Combined Financial Statements for additional information.

•	$109 million change from acquisitions. 2015 acquisitions include RSA Medical LLC for $141 million, Intellinex LLC for $28 million, inVentive Patient Access Solutions for $15 million and Healthy Communities Institute Corporation for $13 million. 2014 acquisitions include ISG Holdings, Inc. for $225 million, Invoco Holding GmbH for $54 million and Consilience Software, Inc. for $25 million.

•	$82 million change due to lower capital expenditures (including internal use software), primarily due to the sale of the ITO business.

•	$59 million change due to higher net payments on related party notes receivable.

Capital expenditures (including internal use software) in 2015 and 2014 include approximately $40 million and $100 million, respectively, of our ITO business, which was held for sale and reported as a Discontinued

Operation through June 30, 2015. Refer to Note 4—Divestitures in the Combined Financial Statements for additional information.

Net cash used in investing activities was $547 million for the year ended December 31, 2014. The $247 million decrease in cash from 2013 was primarily due to the following:

•	$275 million increase in acquisitions. 2014 acquisitions include ISG Holdings, Inc. for $225 million, Invoco Holding GmbH for $54 million and Consilience Software, Inc. for $25 million. 2013 acquisitions include LearnSomething, Inc. for $13 million and CPAS Systems, Inc. for $12 million.

•	$15 million of net proceeds from the sale of the Truckload Management Services, Inc. business. Refer to Note 4—Divestitures, in the Combined Financial Statements for additional information.

•	$42 million increase due to lower net payments on related party notes receivable.

•	$12 million increase due to lower capital expenditures (including internal use software).

•	$39 million decrease primarily due to lower proceeds from the sale of assets. 2013 includes proceeds from the sale of a U.S. facility of $38 million.

Capital expenditures (including internal use software) in 2014 and 2013 include approximately $100 million in each year associated with our ITO business, which was held for sale and reported as a Discontinued Operation through its sale on June 30, 2015. Refer to Note 4—Divestitures in the Combined Financial Statements for additional information.

Cash Flows from Financing Activities

Net cash used in financing activities was $1,015 million for the year ended December 31, 2015. The $925 million decrease in cash from 2014 was primarily due to the following:

•	$636 million decrease due to net transfers from parent.

•	$293 million decrease from net debt activity. 2015 reflects payment of $250 million on Senior Notes and net payments of $7 million on capital leases. 2014 reflects net proceeds of $40 million on capital leases offset by net payments of $4 million on other debt.

•	$9 million increase from contingent consideration payments for certain acquisitions in 2014.

Net cash used in financing activities was $90 million for the year ended December 31, 2014. The $24 million decrease in cash from 2013 was primarily due to the following:

•	$25 million decrease due to net transfers from parent.

•	$9 million decrease from contingent consideration payments for certain acquisitions in 2014.

•	$10 million increase from net debt activity. 2014 reflects net proceeds of $40 million on capital leases offset by net payments of $4 million on other debt. 2013 reflects net proceeds of $21 million on capital leases and $5 million on other debt.

Sales of Accounts Receivable

Accounts receivable sales arrangements are utilized in the normal course of business as part of our cash and liquidity management. We have financial facilities in the United States, Canada and several countries in Europe that enable us to sell certain accounts receivables without recourse to third parties. The accounts receivables sold are generally short-term trade receivables with payment due dates of less than 60 days. During 2015 operating cash flows benefited by $58 million from sales of accounts receivable. This level of receivable sales and benefits may not be indicative of what we expect going forward as we evaluate our working capital needs.

Refer to Note 5—Accounts Receivable, Net in the Combined Financial Statements for additional information.

Financial Instruments

Refer to Note 11—Financial Instruments in the Combined Financial Statements for additional information.

Contractual Cash Obligations and Other Commercial Commitments and Contingencies

At December 31, 2015, we had the following contractual cash obligations and other commercial commitments and contingencies:

(in millions)	2016	2017	2018	2019	2020	Thereafter
Total debt, including capital lease obligations(1)	$24	$20	$12	$5	$—	$—
Minimum operating lease commitments(2)	238	171	107	71	43	67
Defined benefit pension plans	6	—	—	—	—	—
Estimated Purchase Commitments(3)	134	112	99	100	59	123

Total	$402	$303	$218	$176	$102	$190

(1)	Total debt excludes interest, as amounts are immaterial. Refer to Note 10—Debt in the Combined Financial Statements for additional information regarding debt and interest on debt.
(2)	Refer to Note 6—Land, Buildings, Equipment and Software, Net in the Combined Financial Statements for additional information related to minimum operating lease commitments.
(3)	Other purchase commitments: We enter into other purchase commitments with vendors in the ordinary course of business. Our policy with respect to all purchase commitments is to record losses, if any, when they are probable and reasonably estimable. We currently do not have, nor do we anticipate, material loss contracts.

Pension Benefit Plans

We sponsor defined benefit pension plans that require periodic cash contributions. Our 2015 cash contributions for these plans were $8 million. In 2016, based on current actuarial calculations, we expect to make contributions of approximately $6 million to our worldwide defined benefit pension plans.

Contributions to our defined benefit pension plans in subsequent years will depend on a number of factors, including the investment performance of plan assets and discount rates as well as potential legislative and plan changes. At December 31, 2015, the unfunded and underfunded balances of our U.S. and Non-U.S. defined benefit pension plans were $27 million and $7 million, respectively, or $34 million in the aggregate.

Refer to Note 13—Employee Benefit Plans in the Combined Financial Statements for additional information regarding contributions to our defined benefit pension and post-retirement plans.

Other Contingencies and Commitments

As more fully discussed in Note 15—Contingencies and Litigation in the Combined Financial Statements, we are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law; governmental entity contracting, servicing and procurement law; intellectual property law; environmental law; employment law; the Employee Retirement Income Security Act of 1974 (ERISA); and other laws and regulations. In addition, guarantees, indemnifications and claims may arise during the ordinary course of business from relationships with suppliers, customers and non-consolidated affiliates. Nonperformance under a contract, including a guarantee, indemnification or claim, could trigger an obligation of the Company.

We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Should developments in any of these areas cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Off-Balance Sheet Arrangements

We may occasionally utilize off-balance sheet arrangements in our operations (as defined by the SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations”). We enter into the following arrangements that have off-balance sheet elements:

•	Operating leases in the normal course of business. The nature of these lease arrangements is discussed in Note 6—Land, Buildings, Equipment and Software, Net in the Combined Financial Statements.

•	We have facilities, primarily in the United States and several countries in Europe, that enable us to sell to third-parties certain accounts receivable without recourse. In most instances, a portion of the sales proceeds are held back by the purchaser and payment is deferred until collection of the related sold receivables. Refer to Note 5—Accounts Receivables, Net in the Combined Financial Statements for further information regarding these facilities.

As of December 31, 2015, we do not believe we have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

In addition, see the preceding table for the contractual cash obligations and other commercial commitments of the BPO Business and Note 15—Contingencies and Litigation in the Combined Financial Statements for additional information regarding contingencies, guarantees, indemnifications and warranty liabilities.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. GAAP. In addition, we have discussed our results using non-GAAP measures.

Management believes that these non-GAAP financial measures provide an additional means of analyzing the current periods’ results against the corresponding prior periods’ results. However, these non-GAAP financial measures should be viewed in addition to, and not as a substitute for, the Company’s reported results prepared in accordance with U.S. GAAP. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable U.S. GAAP measures and should be read only in conjunction with our Combined and Condensed Combined Financial Statements prepared in accordance with U.S. GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Compensation of our executives is based in part on the performance of our business based on these non-GAAP measures.

A reconciliation of these non-GAAP financial measures and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following tables.

Adjusted Earnings Measures

We adjust the following earnings measures:

•	Net income

•	Effective tax rate

In the three months ended March 31, 2016 and three years ended December 31, 2015, we adjusted for the amortization of intangible assets. The amortization of intangible assets is driven by our acquisition activity, which can vary in size, nature and timing as compared to other companies within our industry and from period to period. The use of intangible assets contributed to our revenues earned during the periods presented and will contribute to our future period revenues as well. Amortization of intangible assets will recur in future periods.

Adjusted Earnings Measures—Three Months ended March 31, 2016

In 2016, we revised our calculation of the above noted Adjusted Earnings Measures to exclude the following items in addition to the amortization of intangibles:

•	Restructuring and related costs

•	Separation costs

Restructuring and related costs: Restructuring and related costs include restructuring and asset impairment charges as well as costs associated with our strategic transformation program beyond those normally included in restructuring and asset impairment charges. Restructuring consists of costs primarily related to severance and benefits paid to employees pursuant to formal restructuring and workforce reduction plans. Asset impairment includes costs incurred for those assets sold, abandoned or made obsolete as a result of our restructuring actions, exiting from a business or other strategic business changes. Additional costs for our strategic transformation program are primarily related to the implementation of strategic actions and initiatives and include third-party professional service costs as well as one-time incremental costs. All of these costs can vary significantly in terms of amount and frequency based on the nature of the actions as well as the changing needs of the business. Accordingly, due to that significant variability, we exclude these charges since we do not believe they provide meaningful insight into our current or past operating performance nor do we believe they are reflective of our expected future operating expenses as such charges are expected to yield future benefits and savings with respect to our operational performance.

Separation costs: Separation costs are expenses incurred in connection with Xerox’s planned separation into two independent, publicly traded companies. Separation costs are primarily for third-party investment banking, accounting, legal, consulting and other similar types of services related to the separation transaction as well as costs associated with the operational separation of the two companies, such as those related to human resources, brand management, real estate and information management to the extent not capitalized. Separation costs include the costs associated with bonuses and restricted stock grants awarded to employees for retention through the separation. These costs are incremental to normal operating charges and are being incurred solely as a result of the separation transaction. Accordingly, we exclude these expenses from our Adjusted Earnings Measures in order to evaluate our performance on a comparable basis.

The prior year measures will be revised accordingly to conform to the changes made in 2016.

Adjusted Earnings Measures—Years ended December 31, 2015, 2014 and 2013

Adjusted Revenue, Costs and Expenses and Margin

In 2015 in addition to the above noted Adjusted Earnings Measures, we adjusted revenue, costs and expenses and margin.

As previously discussed, during the third quarter of 2015, we recorded a pre-tax HE charge of $389 million ($237 million after-tax), which included a $116 million reduction to revenues. See “—Overview—Recent Developments—Refocusing of Government Healthcare Business” for additional information. As a result of the significant impact of the HE charge on our reported revenues, costs and expenses as well as key metrics for the period, we discussed our 2015 results using non-GAAP measures that excluded the impact of the HE charge. In addition to the magnitude of the charge and its impact on our reported results, we excluded the HE charge due to the fact that it was primarily a unique charge associated with the determination, reached after a series of discussions, that fully completing our HE platform implementations in California and Montana was no longer considered probable.

Net Income and Effective Tax Rate

In addition to the exclusion of the HE charge, in 2015 the above noted Adjusted Earnings Measures (Net Income and Effective Tax Rate) were also adjusted for the following item:

Software impairment charge: The pre-tax software impairment charge in the second quarter of 2015 of $146 million ($89 million after-tax) is excluded due to its non-cash impact and the unique nature of the item both in terms of the amount and the fact that it was the result of a specific management action involving a change in strategy in our Government Healthcare business. See “—Overview—Recent Developments—Refocusing of Government Healthcare Business” for additional information.

Operating Income and Margin

We also calculate and utilize operating income and margin earnings measures by adjusting our pre-tax income and margin amounts to exclude certain items. In addition to the exclusion of the HE charge as well as the amortization of intangible assets, Restructuring and related costs and Separation costs discussed above, operating income and margin also excludes Related Party interest and Other expenses, net. Related Party interest includes net interest cost associated with our Related Party borrowings. Other expenses, net includes third-party interest expense and also includes certain other non-operating costs and expenses. We exclude these amounts in order to evaluate our current and past operating performance and to better understand the expected future trends in our business.

Constant Currency

Refer to “Currency Impact” for a discussion of this measure and its use in our analysis of revenue growth.

Net (Loss) Income reconciliation—Three Months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
(in millions)	2016	2015
Reported(1)	$(29)	$(6)
Adjustments:
Amortization of intangible assets	75	61
Restructuring and related costs	26	3
Separation costs	3	—
Income tax adjustments(2)	(39)	(24)

Adjusted	$36	$34

(1)	Net loss from continuing operations.
(2)	Refer to Effective Tax Rate reconciliation.

Net Income reconciliation—Years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
(in millions)	2015	2014	2013
Reported(1)	$(336)	$34	$135
Adjustments(2):
Amortization of intangible assets	153	153	147
Software Impairment	89	—	—
HE Charge	237	—	—

Adjusted	$143	$187	$282

(1)	Net (loss) income from continuing operations.
(2)	Represents after-tax adjustments. Refer to “Effective Tax Rate reconciliation—Years ended December 31, 2015, 2014 and 2013” schedule that follows for the breakdown of each adjustment between pre-tax amount and income tax.

Effective Tax Rate reconciliation—Three Months ended March 31, 2016 and 2015:

	Three Months Ended March 31, 2016			Three Months Ended March 31, 2015
(in millions)	Pre-Tax Loss	Income Tax (Benefit) Expense	Effective Tax Rate	Pre-Tax Loss	Income Tax (Benefit) Expense	Effective Tax Rate
Reported(1)	$(54)	$(25)	46.3%	$(20)	$(14)	70.0%
Non-GAAP Adjustments(2)	104	39		64	24

Adjusted	$50	$14	28.0%	$44	$10	22.7%

(1)	Pre-Tax Loss and Income Tax Benefit from continuing operations.
(2)	Refer to Net (Loss) Income reconciliation for details.

Effective Tax Rate reconciliation—Years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31, 2015			Year Ended December 31, 2014			Year Ended December 31, 2013
(in millions)	Pre-Tax (Loss) Income	Income Tax (Benefit) Expense	Effective Tax Rate	Pre-Tax Income	Income Tax (Benefit) Expense	Effective Tax Rate	Pre-Tax Income	Income Tax Expense	Effective Tax Rate
Reported(1)	$(574)	$(238)	41.5%	$10	$(24)	(240.0)%	$207	$72	34.8%
Adjustments:
Amortization of intangible assets	250	97		250	97		240	93
Software Impairment	146	57		—	—		—	—
HE Charge	389	152		—	—		—	—

Adjusted	$211	$68	32.2%	$260	$73	28.1%	$447	$165	36.9%

(1)	Pre-tax (loss) income and income tax (benefit) expense from continuing operations.

Operating Income / Margin reconciliation—Three Months ended March 31, 2016 and 2015:

	Three Months Ended March 31, 2016			Three Months Ended March 31, 2015
(in millions)	Loss	Revenue	Margin	Loss	Revenue	Margin
Reported Pre-tax Loss(1)	$(54)	$1,685	(3.2)%	$(20)	$1,678	(1.2)%
Adjustments:
Amortization of intangible assets	75			61
Restructuring and related costs	26			3
Separation costs	3			—
Related party interest	10			21
Other expenses, net	11			2

Adjusted Operating Income/Margin	$71	$1,685	4.2%	$67	$1,678	4.0%

(1)	Pre-Tax Loss and revenue from continuing operations.

Operating Income / Margin reconciliation—Years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31, 2015			Year Ended December 31, 2014			Year Ended December 31, 2013
(in millions)	Profit	Revenue	Margin	Profit	Revenue	Margin	Profit	Revenue	Margin
Reported Pre-tax (Loss) Income(1)	$(574)	$6,662	(8.6)%	$10	$6,938	0.1%	$207	$6,879	3.0%
Adjustments:
Amortization of intangible assets	250			250			240
Restructuring and asset impairment charges	159			21			18
HE Charge	389	116		—	—		—	—
Related party interest	61			107			109
Other expenses, net	38			45			(36)

Adjusted Operating Income / Margin	$323	$6,778	4.8%	$433	$6,938	6.2%	$538	$6,879	7.8%

(1)	(Loss) profit and revenue from continuing operations.

The following non-GAAP reconciliation tables adjust for the HE charge in the third quarter of 2015, which does not impact the years ended December 31, 2014 or 2013 or the three months ended March 31, 2016 or 2015.

Other Segment Revenue / Margin reconciliation:

	Year Ended December 31, 2015
(in millions)	Reported(1)	HE Charge	Adjusted
Revenue	$289	$116	$405
Segment (Loss)	(489)	389	(100)
Segment Margin	NM		(24.7)%

(1)	Revenue from continuing operations.

Key Financial Ratios reconciliation:

	Year Ended December 31, 2015
	Gross Margin	R&D as % of Revenue	SAG as % of Revenue
Reported(1)	10.3%	0.8%	10.5%
Adjustment:
HE Charge	5.5	—	(0.2)

Adjusted	15.8%	0.8%	10.3%

(1)	Revenue from continuing operations.

MARKET RISK

We are exposed to market risk from foreign currency exchange rates, which could affect operating results, financial position and cash flows. We manage our exposure to this market risk through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We utilize derivative financial instruments to hedge economic exposures, as well as reduce earnings and cash flow volatility resulting from shifts in market rates.

Recent market events have not caused us to materially modify or change our financial risk management strategies with respect to our exposure to foreign currency risk. Refer to Note 11—Financial Instruments in the Combined Financial Statements for additional discussion on our financial risk management.

Foreign Exchange Risk

Assuming a 10% appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at December 31, 2015, the potential change in the fair value of foreign currency-denominated assets and liabilities in each entity would not be significant because all material currency asset and liability exposures were economically hedged as of December 31, 2015. A 10% appreciation or depreciation of the U.S. Dollar against all currencies from the quoted foreign currency exchange rates at December 31, 2015 would have an impact on our cumulative translation adjustment portion of equity of approximately $60 million. The net amount invested in foreign subsidiaries and affiliates, primarily in the U.K. and Europe, and translated into U.S. Dollars using the year-end exchange rates, was approximately $600 million at December 31, 2015.

MANAGEMENT

The following table presents information, as of                     , 2016, concerning our directors and executive officers following the Spin-Off, including a five-year employment history and any directorships held by our directors in public companies. We are in the process of identifying the individuals who will be our directors and other executive officers following the Spin-Off, and we expect to provide details regarding these individuals in an amendment to this Information Statement.

Name	Age	Position with Conduent
Ashok Vemuri	48	Chief Executive Officer

Mr. Ashok Vemuri

Ashok Vemuri will join Xerox on July 1, 2016 as the Chief Executive Officer of Xerox Business Services, LLC and an Executive Vice President of Xerox Corporation. Mr. Vemuri previously was President, Chief Executive Officer and a member of the Board of Directors of IGATE Corporation, a New Jersey-based global technology and services company now part of global technology and outsourcing company Capgemini. Before joining IGATE, Mr. Vemuri spent 14 years at Infosys Limited, a multinational consulting and IT services company, in a variety of leadership and business development roles, including Senior Vice President and head of Americas and global head of Manufacturing and Engineering Services. Mr. Vemuri was a member of the Board of Directors of Infosys from 2011 to 2013. Prior to joining Infosys in 1999, Mr. Vemuri worked in the investment banking industry at Deutsche Bank and Bank of America.

Our Board of Directors Following the Spin-Off and Director Independence

Immediately following the Spin-Off, we expect that our Board will comprise 9 directors.                rules require that the board have a majority of independent directors, and we plan for our Board to consist of a majority of independent directors at the time of the Spin-Off.

Committees of the Board

Effective upon the completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter that will be posted on our website prior to the Spin-Off.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee will be more fully described in our Audit Committee charter. We anticipate that our Audit Committee, among other duties, will:

•	oversee the integrity of our financial statements;

•	oversee our compliance with legal and regulatory requirements;

•	oversee our risk assessment policies and practices, including the Enterprise Risk Management (“ERM”) process and preview the ERM assessment and process for subsequent review by our Board;

•	assess independent auditors’ qualifications and independence;

•	assess performance of our independent auditors and the internal audit function;

•	review our audited financial statements, including our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and recommend to our Board their inclusion in our Annual Report on Form 10-K; and

•	review and approve our code of business conduct and ethics.

The Audit Committee will have at least three members and will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of                 , Rule 10A-3 under the Exchange Act and our Audit Committee charter. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. The initial members of the Audit Committee will be determined prior to the Spin-Off.

Compensation Committee

The responsibilities of our Compensation Committee will be more fully described in our Compensation Committee charter. We anticipate that our Compensation Committee, among other duties, will:

•	oversee development and administration of our executive compensation plans;

•	set the compensation of the CEO and other executive officers;

•	review and approve the performance goals and objectives with respect to the compensation of the CEO and other executive officers;

•	oversee the evaluation of the CEO and other executive officers;

•	have sole authority to retain and terminate the consulting firms engaged to assist the Compensation Committee in the evaluation of the compensation of the CEO and other executive officers;

•	be directly responsible for oversight of the work of the compensation consultants, including determination of compensation to be paid to any such consultant by Conduent;

•	conduct an independence assessment of any compensation consultants, including consideration of the six independence factors required under SEC rules and listing standards; and

•	review and approve employment, severance, change-of-control, termination and retirement arrangements for executive officers.

The Compensation Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of                 , Rule 10C-1 under the Exchange Act and our Compensation Committee charter. The members of our Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of our Compensation Committee will be determined prior to the Spin-Off.

Corporate Governance Committee

The responsibilities of our Corporate Governance Committee will be more fully described in our Corporate Governance Committee charter. We anticipate that our Corporate Governance Committee, among other duties, will:

•	identify and recommend to our Board individuals to serve as directors of Conduent and on Board committees;

•	advise our Board regarding Board composition, procedures and committees;

•	develop, recommend to our Board and annually review the corporate governance principles applicable to Conduent;

•	review significant environmental and corporate social responsibility matters;

•	administer our Related Person Transactions Policy;

•	evaluate and recommend director compensation to our Board; and

•	oversee our annual Board and committee evaluation processes.

The Corporate Governance Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of                and our Corporate Governance Committee charter. The initial members of the Corporate Governance Committee will be determined prior to the Spin-Off.

Code of Business Conduct and Ethics

Prior to the completion of the Spin-Off, we will adopt a written code of business conduct that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

•	the protection of the confidentiality of our non-public information;

•	the responsible use of and control over our assets and resources;

•	full, fair, accurate and timely financial disclosures in accordance with applicable laws and internal policies;

•	compliance with applicable laws, rules and regulations; and

•	accountability for adherence to the code and prompt internal reporting of any possible violation of the code.

Director Nomination Process

Our initial Board will be selected through a process involving both Xerox and us. The initial directors who will serve after the Spin-Off will begin their terms at the time of the Distribution, with the exception of one independent director who will begin his or her term prior to the date on which “when-issued” trading of our common stock commences on                      and will serve on our Audit Committee, Compensation Committee and Corporate Governance Committee.

Our Corporate Governance Committee charter and supplementary guidelines that we intend to adopt will contain information concerning the responsibilities of the Corporate Governance Committee with respect to identifying and evaluating future director candidates.

The Corporate Governance Committee will consider director candidates recommended by shareholders. Our Amended and Restated By-laws will provide that any shareholder of record entitled to vote for the election of directors at the applicable meeting of shareholders may nominate persons for election to our Board, if such shareholder complies with the applicable notice and other procedures.

Communications with Non-Management Members of the Board of Directors

Generally, it is the responsibility of our management to speak for us in communications with outside parties, but we intend to set forth, in our corporate governance policies, certain processes by which shareholders and other interested third parties may communicate with non-management members of our Board.

Director Compensation

We are currently in the process of determining the composition of our Board and of developing the details regarding the compensation packages of the directors whom our Board will comprise. This is an ongoing process and we will include the relevant disclosure in an amendment to this Information Statement.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

As noted above, we are currently part of Xerox and not an independent company, and our Compensation Committee has not yet been formed. Once it is formed, executive compensation decisions following the Spin-Off will be made by our Compensation Committee. Historically, our employees have participated in the compensation and benefit programs of Xerox and its subsidiaries. Therefore, except as otherwise indicated, the compensation arrangements and benefit programs discussed in this Compensation Discussion & Analysis (“CD&A”) are those of Xerox. As used below, “Xerox Services” includes the BPO Business and Xerox’s Document Outsourcing business.

Named Executive Officers

The executives whose compensation is discussed in this CD&A (referred to as our “named executive officers”) are:

Robert K. Zapfel	Corporate Executive Vice President, Xerox; President, Xerox Services
Michael R. Festa	Corporate Vice President, Xerox; Chief Financial Officer, Xerox Services
Susan A. Watts	Corporate Vice President, Xerox; Chief Operating Officer, Global Capabilities, Xerox Services
David A. Amoriell	Corporate Vice President, Xerox; Chief Operating Officer, Public Sector Business Group, Xerox Services
Connie L. Harvey	Corporate Vice President, Xerox; Chief Operating Officer, Healthcare Business Group, Xerox Services

We recently hired Ashok Vemuri, who will serve as our Chief Executive Officer following the Spin-Off. Since Mr. Vemuri was not employed by Xerox or Conduent in 2015, he was not a named executive officer for 2015; however, the material terms of his compensation arrangements with us are summarized in the section entitled “Conduent’s Anticipated Executive Compensation Programs.” In 2015, Mr. Festa served as Corporate Vice President, Xerox; Chief Financial Officer, Xerox Services. Effective January 1, 2016, Mr. Festa became Corporate Vice President, Vice President Special Projects, Xerox, and no longer serves as an executive officer of Xerox Services.

Background

We currently operate as part of Xerox and will continue to do so until completion of the Spin-Off. As a result, Xerox has determined the compensation of our employees, including our named executive officers, and will continue to do so until the completion of the Spin-Off. Accordingly, except as otherwise indicated, the compensation arrangements and benefit programs discussed in this CD&A are those of Xerox.

Linking Pay to Performance

Xerox structures its compensation to attract and retain first-class executive talent, reward past performance and motivate future performance. Xerox’s executive compensation program is designed to pay for performance and the creation of long-term shareholder value, and to align executive compensation with its business strategy. Accordingly, Xerox rewards its executive officers when Xerox achieves short- and long-term performance objectives and scales down compensation when Xerox does not achieve those objectives. When determining payouts under the short-term incentive program, the Compensation Committee of the Xerox Board of Directors (the Xerox Compensation Committee) considers the quality of the performance results from enterprise and individual perspectives, while taking into account alignment with shareholder interests.

Summary of 2015 Compensation Actions

The primary elements of the executive compensation program for our named executive officers are:

•	base salary

•	short-term incentives

•	long-term incentives

•	pension and savings plans

•	perquisites and personal benefits

•	change-in-control benefits

The Xerox Compensation Committee made several decisions regarding Mr. Zapfel’s compensation, and Ursula M. Burns, Chief Executive Officer of Xerox (the “Xerox CEO”), generally in consultation with Mr. Zapfel, made decisions regarding the compensation of our other named executive officers in 2015, as summarized below. Since Mr. Zapfel was an executive officer of Xerox for 2015, the Xerox Compensation Committee was responsible for decisions regarding his compensation, as provided in its charter. Since our other named executive officers were not executive officers, the Xerox CEO, generally in consultation with Mr. Zapfel, was responsible for decisions regarding their compensation consistent with the overall design of the Xerox compensation program.

Base Salaries

The base salaries for our named executive officers for 2015 were unchanged from 2014. For further information on base salaries, see “2015 Compensation for the Named Executive Officers—Base Salary.”

Short-Term Incentives

All of our named executive officers participated in the Xerox Annual Performance Incentive Program (“APIP”). The 2015 performance measures and weightings for Mr. Zapfel were Xerox’s adjusted EPS (50%), constant currency revenue growth (30%) and operating cash flow (20%) (referred to collectively as “Xerox Corporate” performance goals). EPS is given greater weighting to emphasize profitable revenue growth, based on the belief that increases in EPS will lead to greater long-term shareholder value. Performance for 2015 with respect to adjusted EPS was at threshold, constant currency revenue growth was below threshold and operating cash flow was between threshold and target. Xerox management recommended to the Xerox Compensation Committee a payout factor that reflected Xerox performance results for all three measures.

The 2015 performance measures and weightings for Mr. Festa and Ms. Watts were performance profit (35%), constant currency revenue growth (20%) and free cash flow (20%) for their respective business units and Xerox Corporate performance goals (25%). The 2015 performance measures and weightings for Mr. Amoriell and Ms. Harvey were operating profit (35%), constant currency revenue (20%) and cash collection as a percent of revenue (20%) for their respective business units and Xerox Corporate performance goals (25%). In other words, 75% of the 2015 performance measures and weightings for our named executive officers other than Mr. Zapfel were based on performance measures related to Xerox Services, and the remainder were based on Xerox Corporate performance goals. For our named executive officers other than Mr. Zapfel, the 2015 weightings for the Xerox Corporate performance goals were adjusted EPS (12.5%), constant currency revenue growth (7.5%) and operating cash flow (5%).

In 2015, Ms. Watts received a guaranteed payout of 50% of her short-term incentive target under the APIP, in accordance with the terms of her offer letter entered into in connection with her hiring in November 2014.

For more information on short-term incentives, see “2015 Compensation for the Named Executive Officers—Short-Term Incentives.” For more information on Ms. Watts’ offer letter, see “Named Executive Officers with Unique Compensation Arrangements.”

Long-Term Incentives

In 2014, the Xerox Compensation Committee conducted a comprehensive review of Xerox’s compensation program compared to both peer group and market data. Consistent with the results of this review, commencing with the 2015 Executive Long-Term Incentive Program (“E-LTIP”), the payout for achieving threshold performance goals was increased from 25% to 50% of target, and the payout for achieving maximum performance goals was increased from 150% to 200% of target, whereby payout at 200% would represent attainment of outstanding performance results. There is no payout if performance falls below threshold goals.

The Xerox Compensation Committee approved performance share awards for 2015 with a grant date of July 1, 2015. The 2015 performance measures and weightings were the same as the 2014 E-LTIP: Xerox’s adjusted EPS (50%), revenue growth (30%) and adjusted operating cash flow (20%)—all measured over a cumulative three-year performance period. Additionally, Ms. Watts received a special grant of retention restricted stock units (“RSUs”) on January 1, 2015 in connection with her hiring.

For more information on long-term incentives, see the section entitled “2015 Compensation for the Named Executive Officers—Long-Term Incentives.”

Total Compensation

Complete compensation information for our named executive officers appears in the “Summary Compensation Table.” The following table shows annual base salary, target and actual short-term incentive (APIP), and annual target long-term incentive (E-LTIP) compensation for 2015.

Executive	Base Salary	Target Short-Term Incentive (% of Salary)	Actual Short-Term Incentive (% of Target)		Target Long- Term Incentive (Grant Date Value on 7/1/15)
Robert K. Zapfel	$800,000	100%	36%		$3,400,000
Michael R. Festa	$415,000	75%	21%		$600,000
Susan A. Watts(1)	$600,000	75%	50	%(1)	$750,000
David A. Amoriell	$525,000	75%	28%		$800,000
Connie L. Harvey	$525,000	75%	21%		$600,000

(1)	In accordance with the terms of Ms. Watts’ offer letter entered into in connection with her hiring in November 2014, she received a guaranteed payout of 50% of her short-term incentive target under the APIP. For more information, see the section entitled “Named Executive Officers with Unique Compensation Arrangements.”

Xerox Executive Compensation Principles

The following core principles reflect Xerox’s philosophy with respect to executive compensation. These principles, established and refined from time to time by the Xerox Compensation Committee, are intended to promote improved financial performance, to hold Xerox’s senior executives personally accountable for the performance of the business units, divisions or functions for which they are responsible and to motivate Xerox’s senior executives to collectively make decisions about Xerox that will deliver enhanced value to shareholders over the long term.

Compensation should reinforce business objectives and values

•     Reward contributions and leadership that increase profit, revenue, operating cash flow and shareholder value.

•     Enhance confidence in Xerox’s financial stewardship.

•     Create and maintain the commitment of customers and employees.

•     Enhance Xerox’s reputation as a responsible corporate citizen.

Compensation should be linked to performance and should not motivate unnecessary risk

•     A significant portion of total compensation is tied to performance against financial and non-financial objectives of Xerox, the individual executive and the individual’s business unit, division or function.

•     The Xerox Compensation Committee and (for our named executive officers other than Mr. Zapfel) the Xerox CEO monitor how compensation programs could affect management’s behavior to ensure that performance objectives do not motivate executives to take unnecessary risk that could jeopardize the health and future of Xerox and the BPO Business.

There should be flexibility in allocating the various compensation elements

•     The Xerox Compensation Committee and the Xerox CEO use a variety of incentives to establish compensation packages.

•     The Xerox Compensation Committee and the Xerox CEO do not impose a specific targeted mix of compensation elements in cash versus equity, fixed pay versus variable pay or long-term versus short-term incentives. Instead, the Xerox Compensation Committee and the Xerox CEO retain flexibility to award compensation that best reflects Xerox’s and the BPO Business’ then current needs and circumstances.

Compensation opportunities should be competitive

•     The Xerox Compensation Committee reviews peer group compensation data annually to ensure that its executive compensation program is competitive in the business process outsourcing, document technology and document outsourcing industries.

•     Xerox’s compensation program is not aligned to a specific competitive position relative to the market.

Incentive compensation should balance short-term and long-term performance	• Incentive opportunities based on both short-term and long-term objectives are intended to promote strong annual results and Xerox’s long-term viability and success.
Executive officers should have financial risk and reward tied to their business decisions

•     A significant portion of executive officer compensation is designed to be at risk.

•     The portion of total compensation represented by short- and long-term incentive programs increases with positions at higher levels of responsibility, as these executives have the greatest ability to influence Xerox’s strategic direction and results.

•     Executive officers are required to own shares to align their financial risks and rewards with those of Xerox shareholders.

The pay practices for Xerox’s named executive officers should align with the pay practices of Xerox’s other senior level employees

•    The practices Xerox uses to set base pay, savings and health and welfare benefits for its named executive officers are consistent with the practices used to set compensation for its other senior level employees.

Governance of the Xerox Executive Compensation Program

Oversight

The Xerox Compensation Committee administers the executive compensation program on behalf of the Xerox Board of Directors and the Xerox shareholders for certain executive officers of Xerox, including Mr. Zapfel. The Xerox CEO administers the executive compensation program for our other named executive officers. Following the Spin-Off, our Compensation Committee will administer the executive compensation program for our named executive officers.

In connection with the Spin-Off, we expect our Board will adopt a Compensation Committee charter, to be effective upon completion of the Spin-Off, that will grant our Compensation Committee similar responsibilities to those of the Xerox Compensation Committee. Our Compensation Committee will have the authority to retain an independent advisor for the purpose of reviewing and providing guidance related to executive compensation programs. It is anticipated that our Compensation Committee will take a similar approach as the Xerox Compensation Committee in ensuring a clear alignment between executive compensation and our shareholder interests and corporate performance.

Independent Consultant

The Xerox Compensation Committee has retained the services of an independent compensation consulting firm, Frederic W. Cook & Co., Inc. (the “Consultant”), to assist with its responsibilities. The Consultant reports only to the Xerox Compensation Committee and has not performed any other work for Xerox or Conduent since being retained as an independent consultant to the Xerox Compensation Committee. As provided in its charter, the Xerox Compensation Committee has the authority to determine the scope of the Consultant’s services and may terminate the Consultant’s engagement at any time.

During 2015, the Consultant provided the following services:

•	regularly updated the Xerox Compensation Committee on trends in executive compensation, including providing proactive advice on emerging trends and best practices;

•	reviewed officer compensation levels and Xerox’s overall performance compared to a peer group made up of organizations with which Xerox is likely to compete for executive expertise, and/or share with Xerox a similar business model in one or more areas;

•	reviewed incentive compensation designs for short-term and long-term programs;

•	advised the Xerox Compensation Committee on peer group companies for pay and performance comparisons;

•	reviewed the Compensation Discussion and Analysis and related compensation tables for the Xerox proxy statement on Schedule 14A, filed with the SEC;

•	reviewed Xerox Compensation Committee meeting materials with Xerox management before distribution;

•	attended Xerox Compensation Committee meetings, including meetings in executive session, as requested by the Xerox Committee chair; and

•	offered independent analysis and input on Xerox CEO compensation.

Best Practices

The Xerox Compensation Committee regularly reviews executive compensation best practices and makes changes to Xerox’s programs as appropriate.

Xerox’s program reflects many best practices as follows:

What Xerox Does:

•	Xerox emphasizes pay for performance in order to align executive compensation with its business strategy and promote the creation of long-term shareholder value.

•	Xerox equity awards typically are granted 100% in performance shares with three-year cliff vesting.

•	Xerox stock plans have double trigger vesting upon a change in control. Outstanding equity awards do not automatically vest upon a change in control but rather require a qualifying termination.

•	Xerox has clawback provisions to enable Xerox and Conduent to recover certain short- and long-term incentives, non-qualified pension benefits, if any, and salary continuance paid to certain executive officers in the event of material noncompliance with financial reporting requirements resulting in an accounting restatement (based on the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and to enable Xerox to recover certain short and long-term incentives in the event of activity that is detrimental to Xerox.

•	Xerox’s executives (including our named executive officers) are subject to stock ownership and post-retirement stock holding requirements.

•	Xerox has non-compete and non-solicitation agreements with certain key employees (where permissible under local law) that prohibit those employees from competing against Xerox and from soliciting Xerox customers or current employees during their employment and for a certain period of time after leaving their positions.

What Xerox Does Not Do:

•	Xerox offers very limited perquisites and does not pay tax gross-ups on perquisites.

•	Xerox does not gross up for excise tax in its change-in-control severance agreements.

•	The Xerox Compensation Committee’s independent consultant does not perform any other services for Xerox.

•	Xerox’s executives (including our named executive officers) may not hedge or pledge Xerox stock.

•	Xerox does not provide employment agreements (other than in connection with new hire arrangements) or excessive change-in-control severance arrangements for executive officers.

Risk Assessment

The Xerox Compensation Committee believes that its programs encourage positive behavior while balancing risk and reward, consistent with the interests of its shareholders. Xerox management conducts risk assessments each year and presents the findings to the Xerox Compensation Committee. Based on the assessment of programs covering its employees and executives for 2015, the Xerox Compensation Committee determined that its compensation plans, programs and practices do not motivate behavior that is reasonably likely to have a material adverse impact on Xerox. The assessment included reviews of Xerox’s internal controls, clawback provisions (including those for engaging in detrimental activity), ownership requirements, overlapping performance periods and vesting schedules, the balance of short- and long-term incentives and performance goals which are tied to multiple financial metrics.

Process for Setting Compensation

Competitive Market Information

Each year, the Xerox Compensation Committee receives a report comparing the compensation of Mr. Zapfel with the compensation of the comparable named executive officers of the companies in Xerox’s peer group. This comparison includes peer group compensation data from the most recent proxy statements for these elements of pay:

•	base salary;

•	short-term incentives;

•	total cash compensation (base salary plus short-term incentives);

•	long-term incentives; and

•	total compensation (total cash compensation plus long-term incentives).

The Xerox Compensation Committee reviews the peer group total target compensation (including the individual elements noted above) for Mr. Zapfel and Xerox’s other named executive officers. The Xerox Compensation Committee uses the median as the primary competitive reference point, but does not use that data as a specific benchmark or to match a specific percentile of the market. The competitive peer group market data is prepared, analyzed and presented to the Xerox Compensation Committee by the Consultant.

Each year, the Consultant also conducts an analysis of actual compensation for Mr. Zapfel and Xerox’s other named executive officers and Xerox’s overall performance compared to actual compensation and performance of the peer group companies. The Xerox Compensation Committee reviews Xerox’s performance in relation to the peer group (including total shareholder return compared to the Xerox peer group, the S&P 500 and an industry group composed of companies in the S&P 500 IT Index) when setting compensation for Mr. Zapfel and Xerox’s other named executive officers.

Xerox Services Survey Data

The Consultant also presents a broader set of survey data, as prepared by Buck Consultants, LLC (“Buck”), a wholly owned subsidiary of Xerox. In 2015, Buck prepared a market pricing analysis to assist the Xerox CEO in determining the compensation of our named executive officers other than Mr. Zapfel. The analysis used data from the following survey sources: the Towers Watson CDB General Industry Executive Compensation Survey; Frederic W. Cook Survey of Long-Term Incentives; Equilar Top 25 Survey Report; Buck Consultants Survey of Global Long-Term Incentives; and the Aon Hewitt TCM Executive Survey. The median in the survey data for the particular role is used as the primary competitive reference point by the Xerox CEO in setting compensation for our named executive officers other than Mr. Zapfel. The Xerox CEO does not use that data as a specific benchmark or to match a specific percentile of the market.

Peer Group

Buck collects the data that is used by the Consultant to help determine the composition of Xerox’s peer group in setting compensation for Mr. Zapfel and for reviewing overall executive compensation trends. Buck provides these and other consulting services to Xerox management and has not performed any work directly for the Xerox Compensation Committee.

Xerox believes its peer group companies on the whole are appropriate in size (considering revenue, enterprise value and assets) and also are:

•	companies with which Xerox is likely to compete for executive talent; and/or

•	companies that share with Xerox a similar business model in one or more areas, including the mix of goods and services, technology or services focus, strong brand recognition and focus on global operations.

The Xerox Compensation Committee regularly reviews the composition of the peer group. The peer group was revised and approved in 2014 and confirmed again by the Xerox Compensation Committee in 2015. The 2015 peer group consisted of the following companies:

Accenture	Emerson Electric	Ricoh*
Aon	FedEx	Seagate Technology
Automatic Data Processing	Fujitsu*	Tata Consultancy*
Canon*	Hewlett-Packard	Texas Instruments
Cisco Systems	Honeywell International	3M
Cognizant Tech Solutions	Intel	United Technologies
Computer Science Corp.	Konica Minolta*	Western Digital
EMC	Lexmark International	Wipro*

*	These are non-U.S. headquartered companies for which compensation data are not readily available, so they are not included in compensation comparisons. However, since they are Xerox competitors, they are included in relative performance comparisons.

The median annual revenue of the peer group was approximately $23 billion (compared to Xerox annual revenue of $18 billion), when the Xerox Compensation Committee last reviewed the peer group data in December 2015. The 25th percentile for the peer group revenue data was $12 billion and the 75th percentile was $46 billion.

Given the differences between the expected revenues of Conduent and Xerox, as well as other relevant factors that impact executive compensation, we expect that the group of peer companies selected by our compensation committee following completion of the Spin-Off may differ from Xerox’s 2015 peer group, although some of Xerox’s peer companies may continue to serve as peer companies for Conduent.

Performance Objectives

The Xerox CEO sets performance objectives for Mr. Zapfel that align with the objectives approved by the Xerox Compensation Committee for the Xerox CEO. Mr. Zapfel sets performance objectives for our other named executive officers. The objectives for these named executive officers generally align with the objectives of Mr. Zapfel, as set forth below. In addition to the BPO Business, Mr. Zapfel, Mr. Festa and Ms. Watts’ performance objectives include objectives related to Xerox Large Enterprise Operations (“LEO”), which includes Xerox’s Document Outsourcing business, and will not be part of the BPO Business, and their compensation was determined based on their contributions to both the BPO Business and the LEO business.

Consistent with the Xerox CEO’s 2015 performance objectives and the overall design of the Xerox compensation program, the Xerox CEO set the following performance objectives for Mr. Zapfel:

•	achieving financial goals for signings, revenue growth, margin improvement and cash;

•	driving Xerox’s growth in “advantaged” businesses, completing key acquisitions and divestitures and ensuring successful closing of Information Technology Outsourcing (“ITO”) divestiture to ATOS and successful ongoing BPO Business/ITO linkage;

•	improving sales effectiveness; achieving growth targets in prioritized countries; leveraging Xerox LEO and Global Document Outsourcing (sales force, cross selling, aligned offers) and achieving progress with margins and growth in prioritized countries;

•	implementing a new operating model; improving labor productivity driving margin expansion; improving offering competitiveness, providing clients with high-quality, high-value offers at competitive prices; leveraging Project Development and Systems Integration capability for improved client satisfaction and profits;

•	improving service delivery quality;

•	creating incremental sales and margin growth through use of analytics and innovation enabled offerings; and

•	improving employee retention; investing in the skill development through “Xerox Services University”; achieving 2015 diversity goals and driving cultural transformation.

Our named executive officers generally earn short- and long-term incentive compensation based on achievement of pre-established objective performance goals. Base salary increases and short-term incentive target award opportunities are determined individually for each named executive officer by taking into consideration peer group data (for Mr. Zapfel), survey data and internal comparisons to ensure that pay is competitive and consistent with Xerox’s succession planning objectives and that differences in pay among the officers are appropriate. Our long-term incentive payouts are determined for our named executive officers as a team based on achievement of pre-established objective performance goals. Incentive award payouts are determined generally based on Xerox’s overall quantitative financial performance.

2015 Compensation for the Named Executive Officers

Overview

As shown in the chart below, the Xerox Compensation Committee follows a thorough and multi-faceted process to establish compensation for Mr. Zapfel.

The Xerox Compensation Committee assesses	The Xerox Compensation Committee also considers	Final steps include
• overall performance of Xerox • past contributions • expected future contributions • succession planning objectives • retention objectives • internal pay equity • peer group data	• Xerox CEO’s evaluation of Mr. Zapfel, his contributions and performance • Xerox CEO’s recommendations for compensation actions • competitive executive pay practices • financial feasibility	• input from the Xerox Compensation Committee’s independent consultant • review of evolving market practices, regulatory developments, the market for executive talent and compensation philosophy

For our named executive officers other than Mr. Zapfel, the Xerox CEO follows the following process:

The Xerox CEO assesses	Final steps include

•    overall performance of Xerox

•    past contributions

•    expected future contributions

•    succession planning objectives

•    retention objectives

•    internal pay equity

•    survey data of peer companies

•    competitive executive pay practices

•    financial feasibility

• review of evolving market practices, regulatory developments, the market for executive talent and compensation philosophy

After receiving input from Mr. Zapfel, the Xerox CEO makes her own assessments and formulates compensation amounts for each of our named executive officers other than Mr. Zapfel, ensuring that the total compensation for each is appropriate and competitive. The Xerox CEO expects a high level of individual and collaborative performance and contributions, consistent with our named executive officers’ level of responsibility, and seeks to appropriately motivate our named executive officers to achieve a high level of performance when setting compensation.

To assist in establishing compensation for Mr. Zapfel, the Xerox Compensation Committee also reviews Mr. Zapfel’s compensation under various termination scenarios as provided in the Potential Payments upon Termination or Change in Control table, but this is not a material driver of compensation decisions.

2015 Total Target Compensation

Total target compensation includes base salary, target annual short-term cash incentive and target annual long-term equity incentive awards, which includes the July 1, 2015 E-LTIP performance share grants and excludes any special RSU awards. For purposes of market comparisons, total target compensation within the range of plus or minus 20% of the peer group median (for Mr. Zapfel) or plus or minus 20% for the survey median (for our other named executive officers) typically is considered as a competitive reference point.

The 2015 total target compensation which includes annual base salary, target and actual short-term incentive compensation as a percentage of base salary and target long-term incentive compensation can be found under the heading “Executive Summary—Total Compensation.” More complete compensation information appears in the “Summary Compensation Table.”

Fixed versus Variable Pay

The chart below shows the 2015 pay mix for our named executive officers as well as the portion of their total target compensation that is performance-based and at risk. The target long-term incentive compensation presented in the chart represents the annual E-LTIP award covering the 2015 to 2018 performance period granted on July 1, 2015.

* Percentages may not total 100% due to rounding.

Base Salary

Base salary is the fixed pay element of Xerox’s compensation program. The Xerox Compensation Committee (for Mr. Zapfel) and the Xerox CEO (for our named executive officers other than Mr. Zapfel) review and approve base salaries annually, typically in February. They also review our named executive officer salaries when there is a specific event, such as a new hire, promotion or achievement of an extraordinary level of performance. There were no salary increases approved for our named executive officers in 2015.

Short-Term Incentives

The Xerox Annual Performance Incentive Plan (“APIP”) provides for short-term incentive awards paid in the form of cash for our named executive officers and other eligible employees. Each year, the Xerox Compensation Committee determines the target short-term incentive award opportunity under the APIP for Mr. Zapfel, stated as a percentage of base salary. The Xerox CEO determines the target short-term incentive award opportunity under the APIP for our other named executive officers.

For tax reasons related to the deductibility of certain executive compensation, short-term incentive awards for Mr. Zapfel are funded by a Short-Term Incentive Pool, which is an umbrella plan established by the Xerox Compensation Committee under the shareholder-approved Xerox Corporation 2004 Performance Incentive Plan, as amended and restated (see “Certain Tax Implications of Executive Compensation”). Mr. Zapfel is allocated a specified portion of the Short-Term Incentive Pool, assuming Xerox attains certain pre-established performance goals. The APIP award for Mr. Zapfel may be less than, but will never exceed, that allocation.

In 2015, the Short-Term Incentive Pool was funded by 2% of Xerox’s “performance profit” achieved during the year. For this purpose, performance profit is income from continuing operations before income taxes, equity income and discontinued operations, excluding restructuring charges, non-cash asset write-offs or impairment losses and amortization of intangibles as identified in Xerox’s audited consolidated financial statements.

The following chart shows Xerox’s process for setting short-term incentive awards for Mr. Zapfel and for the Xerox Corporate performance goals that comprise 25% of each of the short-term incentive awards for our other named executive officers. This process typically takes place in the first quarter of the year.

Board of Directors	• Reviews Xerox’s results for previous year • Considers annual operating plan for coming year

Xerox CEO

•    With the Xerox CFO, assesses Xerox’s overall prior year performance

•    Recommends to the Xerox Compensation Committee performance measures for the coming year based on Xerox’s overall performance*

•    Recommends actions related to payment of awards based on prior year performance and establishment of short-term incentive target awards for the coming year for Mr. Zapfel

Xerox Compensation Committee

•    With the input of the Xerox CEO, assesses Xerox’s overall prior year performance against goals*

•    With the input of the Xerox CEO, determines awards earned for the prior year for Mr. Zapfel

•    Sets performance measures and weightings for the coming year based on Xerox’s overall performance, including the threshold, target and maximum goals for each measure; payout ranges; potential adjustment categories; and overall design*

•    Establishes a target short-term incentive opportunity for Mr. Zapfel for the coming year

*	Applies to the Xerox Corporate performance goals that comprise 100% of Mr. Zapfel’s short-term incentive award and 25% of each of the short-term incentive awards for our named executive officers other than Mr. Zapfel.

The following chart shows Xerox’s process for setting short-term incentive awards for our named executive officers other than Mr. Zapfel.

Board of Directors	• Reviews Xerox’s results for previous year • Considers annual operating plan for coming year

Xerox CEO

•    With the Xerox CFO, assesses Xerox’s overall prior year performance

•    Recommends actions related to payment of awards based on prior year performance and establishment of short-term incentive target awards for the coming year

•    Sets performance measures and weightings for the coming year based on Xerox Services’s overall performance and performance of the business units, including the threshold, target and maximum goals for each measure; payout ranges; and overall design

Annual short-term incentives, if earned based on the previous fiscal year’s performance, generally are paid in early April.

Short-Term Incentive Performance Measures

Because Xerox believes its adjusted EPS, operating cash flow and constant currency revenue growth are the three fundamental financial metrics that drive shareholder value, Xerox uses similar metrics and weightings for both its short- and long-term incentive programs for Mr. Zapfel and for the Xerox Corporate performance goals that comprise 25% of each of the short-term incentive awards for our other named executive officers. EPS is given greater weighting to emphasize profitable revenue growth and Xerox’s belief that increases in EPS will lead to greater long-term shareholder value. The short-term plan contains specific financial metrics, but also permits the Xerox Compensation Committee and the Xerox CEO some limited discretion as described below.

The measures, weightings, goals and target and maximum payout ranges set by the Xerox Compensation Committee for the Xerox Corporate performance goals for 2015, representing 100% of Mr. Zapfel’s short-term incentive award and 25% of each of the short-term incentive awards for our other named executive officers (for which the weightings are: adjusted EPS – 12.5%; constant currency revenue growth – 7.5%; and operating cash flow – 5%), were as follows:

Performance Measure	Weighting		Target (100% payout)	Maximum (200% payout)
	Mr. Zapfel	Other NEOs
adjusted EPS	50%	12.5%	$1.02	$1.08
constant currency revenue growth(1)	30%	7.5%	0.0%	1%
operating cash flow	20%	5%	$1,800 million	$2,000 million

(1)	Defined as revenue growth adjusted to exclude the impact of changes in the translation of foreign currencies into U.S. dollars.

The measures, weightings, goals and target and maximum payout ranges set by the Xerox CEO for the remaining 75% of Mr. Festa’s and Ms. Watts’ short-term incentive award for 2015, based on their respective business units, were as follows:

Performance Measure	Weighting	Target (100% payout)	Maximum (200% payout)
performance profit(1)	35%	$860 million	$910 million
constant currency revenue growth	20%	3.20%	4.50%
free cash flow(2)	20%	$475 million	$550 million

(1)	Defined as Operating Profit, less other expenses, net (excluding restructuring and asset impairment charges, amortization of intangible assets and interest expense).

(2)	Defined as cash flows from operating activities as reported on the Combined statement of cash flows, less cost of additions to land, buildings and equipment and cost of additions to internal use software.

In accordance with the terms of Ms. Watts’ offer letter entered into in connection with her hiring in November 2014, she received a guaranteed payout of 50% of her short-term incentive target under the 2015 APIP.

The measures, weightings, goals and target and maximum payout ranges set by the Xerox CEO for the remaining 75% of Mr. Amoriell’s short-term incentive award for 2015, based on his respective business unit, were as follows:

Performance Measure	Weighting	Target (100% payout)	Maximum (200% payout)
operating profit(1)	35%	$347 million	$416 million
constant currency revenue(2)	20%	$2,026 million	$2,162 million
cash collection as a percent of revenue(3)	20%	103%	105%

(1)	Defined as total revenue for the applicable business unit, less cost of outsourcing, RD&E, selling, general & administrative expenses and corporate allocations.
(2)	Defined as revenue for the applicable business unit adjusted to exclude the impact of changes in the translation of foreign currencies into U.S. dollars.
(3)	Based upon accounts receivable collections as a percent of revenue for the applicable business unit where accounts receivable was the balance at the end of the period including factoring and other adjustments determined by management. Select Percentage of Completion (“POC”) accounts are provided with separate and specific targets.

The measures, weightings, goals and target and maximum payout ranges set by the Xerox CEO for the remaining 75% of Ms. Harvey’s short-term incentive award for 2015, based on her respective business unit, were as follows:

Performance Measure	Weighting	Target (100% payout)	Maximum (200% payout)
operating profit(1)	35%	$116 million	$138 million
constant currency revenue(2)	20%	$1,071 million	$1,142 million
cash collection as a percent of revenue(3)	20%	103%	105%

(1)	Defined as total revenue for the applicable business unit, less cost of outsourcing, RD&E, selling, general & administrative expenses and corporate allocations.
(2)	Defined as revenue for the applicable business unit adjusted to exclude the impact of changes in the translation of foreign currencies into U.S. dollars.
(3)	Based upon accounts receivable collections as a percent of revenue for the applicable business unit where accounts receivable was the balance at the end of the period including factoring and other adjustments determined by management. Select POC accounts are provided with separate and specific targets.

Although Xerox considers historical performance when setting future performance goals, these goals were aligned with Xerox’s 2015 operating plan at the time they were established and designed to be challenging yet achievable.

Short-Term Incentive Target Award Opportunity for the Individual Named Executive Officers

The annual short-term incentive target award opportunity for each of our named executive officers takes into account many factors, including scope of responsibility, past contributions, expected future contributions, internal pay equity and competitive executive compensation practices. If Mr. Zapfel’s responsibilities change after February, when the terms of the short-term incentive awards are generally approved, the Xerox Compensation Committee may adjust the short-term incentive target award opportunity at that time, but the award will not exceed Mr. Zapfel’s allocation under the Short-Term Incentive Pool. If the responsibilities of our other named executive officers change after the terms of awards are approved, the Xerox CEO may adjust the short-term incentive target award opportunity.

The 2015 annual short-term incentive target award opportunity for each of our named executive officers appears in the section entitled “Executive Summary—Total Compensation.”

Determining Short-Term Incentive Award Payouts

After the end of each fiscal year, the Xerox CFO confirms the financial results and communicates the results to the Xerox Compensation Committee. Subject to the Xerox Compensation Committee’s review and approval, any material unusual or infrequent charges or gains may be excluded from the APIP short-term incentive calculations in order to obtain normalized operational results of the overall Xerox business, but in no event will Mr. Zapfel’s award exceed his allocation under the Short-Term Incentive Pool. Subject to the Xerox CEO’s review and approval, any material unusual or infrequent charges or gains may be excluded from the short-term incentive calculations for our other named executive officers.

Each performance measure is assessed and calculated independently. The weighted results of each measure are added together to determine overall performance results. Payouts are made proportionately for achievement at levels between the goals. Even if pre-established performance measures are achieved, the Xerox Compensation Committee (for Mr. Zapfel), or the Xerox CEO (for our other named executive officers), retains discretion to determine a lesser short-term incentive than the calculated incentive payout, or no short-term incentive at all, as they deem appropriate. The Xerox Compensation Committee (for Mr. Zapfel) and the Xerox CEO (for our other named executive officers) also may use their discretion to increase or decrease an APIP award based on individual performance, provided that Mr. Zapfel’s award may never exceed his allocation of the Short-Term Incentive Pool. There is no payout for business performance below threshold levels.

Under extraordinary circumstances, if the Xerox Compensation Committee (for Mr. Zapfel) or the Xerox CEO (for our other named executive officers) believes an additional incentive is appropriate to reward and motivate executives, they have authority to provide a cash incentive award outside of the APIP and the Short-Term Incentive Pool that is separate and independent of the calculated incentive payout, but this has not been its practice.

2015 Performance for Short-Term Incentive Award Payouts

Performance results for 2015 against the Xerox Corporate performance measures, representing 100% of Mr. Zapfel’s short-term incentive award and 25% of each of the short-term incentive awards for our other named executive officers, were as follows:

Performance Measure	Weighting		Actual Results
	Mr. Zapfel	Other NEOs
adjusted EPS	50%	12.5%	$0.98 – at threshold
constant currency revenue growth	30%	7.5%	(4.0)% – below threshold
operating cash flow	20%	5%	$1,611 million – below target

In 2015, adjusted EPS excluded the amortization of intangible assets, software impairment and the HE charge.

Xerox management recommended to the Xerox Compensation Committee a payout factor that reflects performance results for all three measures. After reviewing the results, the Xerox Compensation Committee agreed with Xerox management’s recommendation of a 36% payout factor, which was determined in accordance with the process and the applicable goals and weightings described above. For each of the named executive officers other than Mr. Zapfel, a 9% payout factor was attributable to achievement of these goals.

Performance results for 2015 against the performance measures established for Mr. Festa and Ms. Watts were as follows:

Performance Measure	Weighting	Actual Results
performance profit	35%	$512 million – below threshold
constant currency revenue growth	20%	(1.83)% – below threshold
free cash flow	20%	$435 million – below target

In accordance with the terms of Ms. Watts’ offer letter entered into in connection with her hiring in November 2014, she received a guaranteed payout of 50% of her short-term incentive target under the APIP.

After reviewing the results, the Xerox CEO recommended a 21% payout factor, which was determined in accordance with the process and the applicable goals and weightings described above.

Performance results for 2015 against the performance measures established for Mr. Amoriell were as follows:

Performance Measure	Weighting	Actual Results
operating profit	35%	$302 million – below threshold
constant currency revenue	20%	$1,965 million – below target
cash collection as a percent of revenue	20%	102% – at threshold

After reviewing the results, the Xerox CEO recommended a 28% payout factor, which was determined in accordance with the process and the applicable goals and weightings described above.

Performance results for 2015 against the performance measures established for Ms. Harvey were as follows:

Performance Measure	Weighting	Actual Results
operating profit	35%	$70 million – below threshold
constant currency revenue	20%	$1,030 million – below threshold
cash collection as a percent of revenue	20%	98% – below threshold

Though threshold goals were not achieved for these measures, the Xerox CEO recommended a 21% payout factor for Ms. Harvey, which was consistent with the payout factor for the other Xerox Services executives, based on her individual performance and the Xerox Corporate performance goals.

The Xerox Compensation Committee and the Xerox CEO believe that the 2015 short-term incentive payments are consistent with its strategy of compensating named executive officers for achieving important business goals. In view of Xerox Corporate and Xerox Services 2015 results, the Xerox Compensation Committee and the Xerox CEO believe that the annual short-term incentive payments resulted in reasonable and appropriate performance-related incentive payments to our named executive officers. The annual incentives paid to our named executive officers in April 2016 for 2015 are shown in the “Summary Compensation Table.” Additional information about the short-term incentive opportunities is shown in the “Grants of Plan-Based Awards” table.

While we expect our initial executive compensation programs will contain similar components, our compensation committee will review our compensation programs following the Spin-Off to ensure they align with our compensation philosophy and our business needs and strategic priorities along with the interests of our stockholders.

Long-Term Incentives

Xerox provides long-term incentives to reward our named executive officers for sustained performance, as a retention incentive, and to align executives’ interests with the interests of Xerox shareholders.

Executive Long-Term Incentive Program

E-LTIP awards are made according to the 2004 Performance Incentive Plan. Awards may be cash or equity-based, including performance shares and RSUs. Equity awards granted to our named executive officers generally have been in the form of performance shares, with the exception of special one-time awards granted from time to time in the form of RSUs subject to service-based vesting. Xerox has not granted stock options since 2004, although Mr. Amoriell holds, and in 2015 Ms. Harvey held, certain legacy Affiliated Computer Services, Inc. (“ACS”) stock options (as described below).

Through 2012, executives could earn performance shares under the E-LTIP based on Xerox’s actual achievement measured against both annual performance goals and three-year cumulative performance goals. Beginning with 2013, awards have been based solely on cumulative goals over a three-year performance period. The service period for these performance shares is three years from the date of grant. Earned performance shares vest three years from the date of grant, after the Xerox Compensation Committee certifies the results for the performance period. In January 2016, Xerox announced it would separate into two independent, publicly traded companies. Because of the difficulty in setting three-year performance goals that would appropriately take into account the announced separation, for 2016, the Xerox Compensation Committee made a determination to replace the three-year performance goal program with a transitional E-LTIP program in which 50% of the award will be based on achieving one-year performance goals and the remaining portion of the award will be based on service only. All performance shares will vest three years from the grant date.

RSUs are not tied to performance measures and vest all at once at the end of a requisite service period, which is normally three years from the date of grant.

Once vested, performance shares and RSUs are paid out in the form of shares of Xerox common stock. In connection with certain termination events, vesting occurs as follows:

•	Award holders who retire or are involuntarily terminated other than for cause before the end of the vesting period will vest in a pro-rata portion of earned performance shares and, if applicable, RSUs (generally RSUs granted to named executive officers are “retention” RSUs which do not have pro-ration provisions, as discussed below). Payment will occur on the original vesting date and will not be accelerated.

•	Award holders who voluntarily terminate employment (other than for retirement) or are terminated for cause before the vesting date forfeit these awards.

•	Performance shares and RSUs fully vest upon death (at target level, in the case of performance shares).

On occasion, as an additional vehicle for retaining key employees, including Mr. Zapfel, the Xerox Compensation Committee has granted “retention” RSUs that are forfeited if the employee separates from Xerox prior to the vesting date (other than due to death). These RSUs vest all at once at the end of a requisite service period, which is typically three years.

Upon vesting of performance shares and RSUs, dividend equivalents are paid in cash on vested shares in an amount equal to the dividends the executive would have earned from owning the same amount of Xerox common stock (up to the target number of performance shares) throughout the vesting period.

Although equity awards generally are granted on a regular annual cycle, the Xerox Compensation Committee occasionally grants off-cycle equity awards for special purposes, such as new hire, promotion, retention, and recognition.

Xerox Compensation Committee Actions Relating to E-LTIP Awards

E-LTIP awards are based on a review of operating results, each executive’s historical and expected future contributions, and both peer group and market data.

Actions the Xerox Compensation Committee takes every year with respect to long-term incentive awards

•    Determines the number of performance shares, if any, earned by named executive officers based on the results of the applicable performance period(s)

•    Establishes overall design; performance measures and weightings; the threshold, target and maximum goals for each measure; and payout ranges for the new performance share cycle

•    Approves new E-LTIP grants for Mr. Zapfel

Specific actions taken for 2015

•    Approved a three-year cumulative performance period of January 1, 2015 through December 31, 2017, with a grant date of July 1, 2015, and a vesting date of July 1, 2018, for 2015 E-LTIP grants

•    Approved the 2015 E-LTIP performance measures for the 2015–2017 performance period for named executive officers

•    Approved a payout range between 0% and 200% of the target number of performance shares granted

•    Approved the grant date value for Mr. Zapfel’s 2015 E-LTIP award

The Xerox CEO approves new E-LTIP grants for our named executive officers other than Mr. Zapfel.

During 2014, the Xerox Compensation Committee conducted a comprehensive review of Xerox’s compensation programs (including long-term incentives) compared to both peer group and broader market data. Consistent with the results of this review, beginning with 2015 E-LTIP awards, the payout for achieving threshold performance goals increased from 25% to 50%, and the payout for achieving maximum performance goals increased from 150% to 200%, whereby payout at 200% would represent attainment of outstanding performance results. Payouts are made proportionately for achievement at levels between these goals. There is no payout if performance falls below each of the threshold goals established by the Xerox Compensation Committee.

During the first fiscal quarter of 2015, the Xerox Compensation Committee established performance goals and grant date values for the July 2015 E-LTIP awards. The performance period for these awards is January 2015 through December 2017, and the service period is July 2015 through June 2018. Earned shares for this award will vest on July 1, 2018.

The target number of performance shares granted to our named executive officers in July 2015 was determined by dividing the previously approved grant date award value by the closing price of Xerox common stock on the grant effective date. Additionally, in connection with Ms. Watts’ hiring in November 2014 and in accordance with the terms of her offer letter, she received a one-time grant of retention RSUs on January 1, 2015 that will cliff vest on January 1, 2018.

Metrics for the 2015–2017 Performance Cycle (2015 E-LTIP granted on July 1, 2015)

The measures, weightings, goals and target to maximum payout ranges set by the Xerox Compensation Committee for the 2015–2017 E-LTIP performance cycle are as follows:

Performance Measure	Weighting	Target (100% payout)	Maximum (200% payout)
Adjusted EPS	50%	$3.38	$3.54
Revenue Growth	30%	2%	6%
Adjusted Operating Cash Flow	20%	$5.5 billion	$6.1 billion

These performance goals were aligned with Xerox’s longer-term financial model at the time the goals were established and are disclosed solely in the context of Xerox’s 2015–2017 E-LTIP performance cycle. Target performance levels are challenging but achievable with a level of performance that is in line with Xerox’s Board-approved operating plan, whereas maximum performance levels represent stretch goals which can only be achieved with exceptional performance. These goals should not be used or relied upon as estimates of results or applied to other contexts.

Under the E-LTIP, actual Xerox results for the performance measures (adjusted EPS, revenue growth and adjusted operating cash flow) are adjusted for certain pre-established items, subject to thresholds, such as: amortization of acquisition-related intangibles; non-cash asset write-offs; litigation; restructuring; defined benefit pension and retiree health costs and discretionary pension fundings; effects of changes in tax laws and accounting principles; acquisitions and divestitures; losses from war, terrorism or natural disaster; settlements of tax audits; and other types of unusual items. Revenue Growth is also adjusted for the impact of changes in the translation of foreign currencies into U.S. dollars.

Additional information on the 2015 E-LTIP awards can be found in “Treatment of Outstanding Xerox Equity Compensation in the Spin-Off” as well as the “Summary Compensation Table” and the “Grants of Plan-Based Awards” table.

Performance and Payouts under Prior E-LTIP Awards

2013 E-LTIP

For Mr. Festa and Mr. Amoriell and Ms. Harvey, the E-LTIP awards granted on January 1, 2014 are considered 2013 annual E-LTIP awards. The grant date for this award was deferred from July 1, 2013 to January 1, 2014, as one of several measures implemented by Xerox to reduce costs and expenses in 2013. This deferral aligned with the actions taken for other senior level employees, consistent with Xerox’s compensation principles. Although the grant date was deferred to January 2014, the Xerox Compensation Committee considered these awards to be part of 2013 compensation: performance conditions and grant values for the awards were established in the first quarter of 2013, and the performance period was 2013 through 2015, the same as if the awards had been granted on July 1, 2013. The service period of the deferred awards is January 2014 through December 2016. Earned shares for these awards will vest on January 1, 2017.

Performance results against the established performance measures for 2013 E-LTIP awards are:

Performance Measure	Weighting	Three-Year Cumulative Performance	Performance Shares Earned for Three-Year Cumulative Results
Adjusted EPS	40%	$3.03 – below threshold	0%
Revenue Growth	20%	(7.5)% – below threshold	0%
Adjusted Operating Cash Flow	40%	$6.213 billion – below target	31.40%
Total performance shares earned as a percentage of shares granted			31.40%

Additional information on the 2013 E-LTIP awards can be found in “Treatment of Outstanding Xerox Equity Compensation in the Spin-Off.” See the “Outstanding Equity Awards at 2015 Fiscal Year-End” table, footnote (C), for additional information on shares earned.

Payouts under Prior E-LTIP Awards

The chart below reflects historical payouts for performance shares based on achievement against performance measures and the actual stock price on the vesting date. Mr. Festa was granted awards in each of 2010, 2011 and 2012, and Mr. Amoriell and Ms. Harvey were granted awards in 2011 and 2012.

Grant Date	Vesting Date	Performance Shares Earned as a Percentage of Target Shares Granted	Actual Payout Value at Vesting as a Percentage of Grant Date Award Value*
July 1, 2010	July 1, 2013	149.8%	173.7%
July 1, 2011	July 1, 2014	64.74%	75.0%
July 1, 2012	July 1, 2015	75.64%	102.6%

*	The actual payout value is calculated by multiplying the number of shares earned under the applicable performance cycle by the closing stock price on the vesting date.

2015 Compensation Decision—ITO Business as Discontinued Operation

In December 2014, Xerox announced an agreement to sell its ITO business. As a result of this announcement, the ITO business was reported as a Discontinued Operation for purposes of Xerox’s financial statements, and the operating results attributable to the ITO business were excluded from Xerox’s results from continuing operations in its 2014 consolidated financial results. Accordingly, as a result of this transaction, the revenue and profit of the ITO business were excluded from the performance results under the 2012 E-LTIP. This reduced the three-year cumulative payout of the 2012 E-LTIP by 3.34%, or $1.6 million, even though Xerox continued to own and manage the ITO business for all of 2014.

As described in “Xerox Executive Compensation Principles,” Xerox’s core compensation principles are intended to motivate executives to improve financial performance and to collectively make decisions about Xerox that will deliver value to shareholders over the long term. The Xerox Compensation Committee believes that Xerox’s executives should not be negatively impacted for making decisions that positively impact Xerox, its clients and Xerox shareholders. To that end, in 2015, the Xerox Compensation Committee approved a lump sum cash payment to participants in the 2012 E-LTIP, including Mr. Festa and Mr. Amoriell and Ms. Harvey. Each payment was equal to the value of the shares that were not paid out under the 2012 E-LTIP due to the exclusion of ITO revenue and profit from the performance results (based on the closing price of our common stock on July 1, 2015 plus the value of related dividend equivalents). These cash payments were made outside of the E-LTIP in July 2015 when the 2012 E-LTIP awards vested. Additional information can be found in the “Summary Compensation Table.”

Treatment of Outstanding Xerox Equity Compensation in the Spin-Off

In general, each outstanding Xerox equity award held by an individual who will be an employee of Conduent as of the Spin-Off, or who is a former employee of the BPO Business, will be converted into an award with respect to Conduent common stock, and each outstanding Xerox equity award held by an individual who will be an employee of Xerox following the Spin-Off, or who is a former employee of Xerox, will continue to relate to Xerox common stock. In each case, the award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original Xerox equity award. Each 2013 E-LTIP award and 2014 E-LTIP award will remain subject to the same vesting conditions as prior to the Spin-Off. Each 2015 E-LTIP award will be converted into a time-based vesting award, based on actual performance achieved through December 31, 2016 for 2/3 of the award, and based on target performance for the remainder of the award.

In connection with the ACS acquisition in 2010, unvested options to acquire ACS stock, including those held by Mr. Amoriell and Ms. Harvey were converted into options to acquire Xerox common stock. These options continued to vest 20% per year on the anniversary of the August 20, 2009 grant date. As of August 20, 2014, all of these stock options were vested. Ms. Harvey exercised her remaining ACS stock options in 2015. We have not finalized the treatment of ACS stock options in connection with the Spin-Off and a detailed description thereof will be included in an amendment to this Information Statement.

Named Executive Officers with Unique Compensation Arrangements

Robert Zapfel

As part of Mr. Zapfel’s new hire package in connection with his appointment as Corporate Executive Vice President, Xerox; President, Xerox Services in April 2014, if Mr. Zapfel’s employment had been terminated by Xerox for any reason (other than for cause) during the first two years of employment, he would have received the equivalent of his annual base salary paid out over 12 months, subject to signing a release of claims and an agreement not to engage in detrimental activity. This special severance arrangement was scheduled to terminate on Mr. Zapfel’s second anniversary of employment with Xerox (April 1, 2016); however, on March 25, 2016, the Xerox Compensation Committee extended the special severance arrangement until April 1, 2017.

Susan Watts

Ms. Watts’ 2015 compensation was approved as part of her new hire package in November 2014. In order to replace certain equity and annual incentive compensation Ms. Watts would have received from her prior employer, her new hire compensation package included a cash sign-on award of $200,000 and a one-time grant of retention RSUs granted on January 1, 2015 with a value of $400,000 as of such date. The cash sign-on award was paid on April 30, 2015. Additionally, in accordance with the terms of her offer letter, Ms. Watts received a guaranteed payout of 50% of her short-term incentive target under the APIP for 2015 and was also party to a special severance arrangement whereby she would have received 12 months of her then current annual base salary in the event she had been terminated by Xerox for any reason other than cause during her first 12 months of employment, subject to signing a release of claims and agreement not to engage in detrimental activity.

Pension and Savings Plans

Pension Plans

Mr. Festa is eligible to receive Xerox pension benefits under the Xerox Corporation Retirement Income Guarantee Plan (“RIGP”) and the Xerox Corporation Unfunded Retirement Income Guarantee Plan (“Unfunded RIGP”). These plans were frozen effective December 31, 2012; no benefits have been (or will be) accrued following that date. For information on the actuarial present value of the accumulated pension benefits for Mr. Festa, see the “Pension Benefits for the 2015 Fiscal Year” table. Following the Spin-Off, we do not intend to offer any defined benefit pension benefits to our employees, including our named executive officers.

U.S. Qualified Pension Plan

Retirement Income Guarantee Plan (frozen effective 12/31/12)

Mr. Festa participates in the tax-qualified pension plan on the same terms as the rest of Xerox’s salaried employees. All participants, including Mr. Festa, are vested in their benefits under RIGP. Early retirement benefits under RIGP are available for employees who leave Xerox at age 55 or older and have at least ten years of service. Mr. Festa is eligible for early retirement. For those employees who retire early, the normal retirement benefits are reduced by 5% for each year that the payment commences prior to age 65 (or age 62 with at least 30 years of service). Participants can elect to receive RIGP payments as a lump sum or as an annuity. RIGP benefits are subject to IRS limits on the compensation that can be taken into account in a tax-qualified plan.

U.S. Non-Qualified Pension Plans

Unfunded Retirement Income Guarantee Plan (frozen effective 12/31/12)

Because the U.S. Internal Revenue Code limits the pension benefits (based on annual compensation) that can be accrued under a tax-qualified pension plan, Xerox established a non-tax qualified pension plan to provide executives, including Mr. Festa, with retirement benefits on their compensation above these limits. Other than not applying a limit on compensation, Unfunded RIGP benefits generally are determined under the same terms as the RIGP benefit, but Unfunded RIGP is payable only as an annuity.

Savings Plans

Xerox Corporation Savings Plan (401(k) Savings Plan)

Mr. Zapfel and Mr. Festa are eligible to participate in the 401(k) Savings Plan in the same manner as all other U.S. employees covered by the plan. These named executive officers are eligible for a 100% match on 3% of eligible pay saved on a before-tax basis, subject to IRS-qualified plan compensation limits and highly compensated threshold limits. They may not receive 401(k) Savings Plan benefits in excess of these limits. Mr. Zapfel and Mr. Festa elected to save in the 401(k) Savings Plan in 2015.

Xerox Corporation Supplemental Savings Plan

When future accruals under RIGP and Unfunded RIGP were frozen, Xerox introduced a non-qualified supplemental savings plan for eligible U.S. employees, effective January 1, 2013. In 2015, Mr. Zapfel and Mr. Festa were eligible to participate and Mr. Zapfel elected to save in the Xerox Supplemental Savings Plan. Under this plan, participants may defer 3% of eligible compensation in excess of the IRS limit. The supplemental savings plan provides a match equal to the amount deferred.

Xerox Services Savings Plans (401(k) Savings Plan)

Mr. Amoriell, Ms. Harvey and Ms. Watts are eligible to participate in the Xerox Services Savings Plan in the same manner as all U.S. Xerox Services employees. After one year of service, participants are eligible for a 100% match on 3% of eligible pay saved on a before-tax basis, subject to IRS-qualified plan compensation limits and highly compensated threshold limits and may not receive 401(k) benefits in excess of these limits. Mr. Amoriell, Ms. Harvey and Ms. Watts elected to save in the Xerox Services Savings Plan in 2015 and Mr. Amoriell and Ms. Harvey received a company matching contribution, but Ms. Watts was not eligible for a company contribution, since she had less than one year of service.

Xerox Services Supplemental Savings Plan

In 2015, under the Xerox Services Supplemental Savings Plan, “highly compensated employees” (as defined under the Employee Retirement Income Security Act (“ERISA”)), including Mr. Amoriell and Ms. Harvey, were eligible to defer up to 85% of their base salary, bonus and commissions. Xerox Services may make discretionary employer contributions for plan participants, as approved by the Senior Vice President, Chief Human Resources Officer. In 2015, Mr. Amoriell and Ms. Harvey elected to save in the Xerox Services Supplemental Savings Plan. Ms. Watts did not participate in the Xerox Services Supplemental Savings Plan in 2015, since she commenced employment after the enrollment eligibility period.

Perquisites and Personal Benefits

General Benefits

Xerox generally maintains medical and dental coverage, life insurance, accidental death insurance and disability benefits programs or plans for all of its employees, as well as customary vacation, leave of absence and other similar policies. Our named executive officers are all eligible to participate in these programs and plans on the same basis as all other salaried employees, except as otherwise disclosed. We expect that similar compensation and benefits programs will generally be made available to our named executive officers following the Spin-Off, although specific programs have not yet been adopted.

Life Insurance

Xerox provides the Xerox Universal Life Plan to eligible U.S. executives, including Mr. Zapfel and Mr. Festa. Executives who were not in the previous life insurance plan, including Mr. Zapfel and Mr. Festa, receive a benefit equal to three times base salary. U.S. executives are the sole owners of their policies and are responsible for any taxes due as a result of Xerox contributions.

Perquisites

Xerox periodically reviews the perquisites that named executive officers receive. The Xerox Compensation Committee believes its policies regarding perquisites are conservative compared to other companies. Xerox does not pay tax gross-ups in connection with perquisites. We expect that similar perquisites will generally be made available to our named executive officers following the Spin-Off, although specific policies have not yet been adopted. In addition, any such policies that are adopted prior to the Spin-Off will be subject to change by our Compensation Committee once it is established.

All named executive officers receive financial planning assistance paid by Xerox. Solid financial planning by experts reduces the amount of time and attention that named executive officers devote to their finances and maximizes the value of their compensation. The named executives are allowed personal use of Xerox aircraft on a very limited basis, subject to approval of the Xerox CEO or Xerox CFO.

The total costs to Xerox for providing perquisites and personal benefits to the named executive officers during 2015 are shown in the “Summary Compensation Table.”

Change-in-Control Benefits

All of our named executive officers have change-in-control severance agreements. Xerox considers these agreements to be in the best interests of Xerox’s shareholders because they foster the continuous employment and dedication of key management personnel without potential distraction or personal concern if Xerox were to be acquired by another company. These agreements create appropriate incentives for the named executive officers to facilitate a smooth transition in the best interests of Xerox and shareholders by continuing to perform in their roles pending a potential change in control. The Xerox Compensation Committee periodically reviews change-in-control severance payment amounts against benchmark data to ensure that amounts are consistent with market practices.

The change-in-control severance agreements with our named executive officers provide:

•	A lump sum cash payment equal to twice the sum of executive’s then-current annual base salary and short-term incentive award target.

•	Continuation of specified welfare benefits at active employee rates for a period of 24 months.

Severance payments following a change in control are not conditioned on non-compete or non-solicitation obligations or other negative covenants.

Other change-in-control benefit plan provisions include:

•	Accelerated vesting of stock awards only upon an involuntary termination of employment (other than a termination for cause) or a voluntary termination for good reason (commonly described as “double-trigger” vesting).

•

Immediate vesting in the present value of the accrued non-qualified U.S. pension plan benefits as of the date of the change in control. Participants are entitled to receive these benefits without regard to the plan’s normal requirements for remaining employed by Xerox until a stated age and number of years of service. If the change in control conforms with applicable tax regulations regarding deferred compensation, participants are entitled to an immediate single-sum payment of the benefit. If the change in control does not conform with applicable tax regulations, participants are entitled to payments in accordance with the schedule normally provided by the plan. The Xerox Compensation Committee views this accelerated vesting upon a change in control, and accelerated payment upon a conforming change in control, as appropriate to protect the pension benefit earned by the named executive officer at Xerox.

Xerox does not provide excise tax reimbursement on severance payments.

Additional information and the amount of the estimated payments and benefits payable to the named executive officers assuming a change in control of Xerox and a qualifying termination of employment is presented in the “Potential Payments Upon Termination or Change in Control” table.

The Spin-Off will not constitute a change in control for purposes of our named executive officers’ change-in-control severance agreements.

Employment and Separation

Xerox’s named executive officers (including Mr. Zapfel) serve at the will of the Board. This enables the Board to remove a named executive officer whenever it is in the best interests of Xerox, with full discretion of the Xerox Compensation Committee to decide on an appropriate severance package. When a named executive officer is removed from his or her position, the Xerox Compensation Committee exercises its business judgment in considering whether to approve a severance arrangement in light of all relevant circumstances, including how long the officer was with Xerox, past accomplishments and the reasons for separation.

Xerox’s severance policy in the United States generally provides severance for management-level salaried employees, including Mr. Zapfel and Mr. Festa, who are separated from Xerox involuntarily, only if the individual signs a release of claims against Xerox. For separations due to a reduction in force, the amount of severance provided by the policy is the greater of 26 weeks of base pay or the number of weeks of base pay identified in the severance schedule based on years of service. This amount is paid out over the severance period, with continued benefits (excluding disability, 401(k) and supplemental savings contributions). For Mr. Zapfel and Mr. Festa, for involuntary separations other than a reduction in force or for cause, severance payments generally would be equal to three months of base pay, paid as a lump sum. Named executive officer separation agreements include a covenant not to engage in activity that is detrimental to Xerox. As described in the section entitled “Named Executive Officers with Unique Compensation Arrangements,” Mr. Zapfel is eligible to receive enhanced severance under a special severance arrangement until April 1, 2017.

Ms. Watts , Mr. Amoriell and Ms. Harvey are entitled to the same severance benefits as other Xerox Services senior-level salaried employees in the United States. For separations due to a reduction in force, the amount of severance provided by the policy is a maximum of 26 weeks of base pay, paid out over the severance period, with continued full benefits (excluding disability, 401(k) and supplemental savings contributions), only if the individual signs a release of claims against Xerox. Mr. Amoriell and Ms. Harvey would be entitled to the Xerox severance benefits described above in the event they are involuntarily separated by a reduction in force or otherwise, instead of the Xerox Services severance benefits, if Xerox were to enforce his or her non-compete and non-solicitation agreement. For further information, see the “Potential Payments Upon Termination or Change in Control” table.

Other Features of Xerox’s Executive Compensation Program

Ownership Requirements

Xerox requires its executives (including our named executive officers) to build and maintain a meaningful level of stock ownership by owning equity equal (including both shares and equity awards as described below) in value to three times base salary for Mr. Zapfel and two times base salary for our other named executive officers. To that end, E-LTIP awards are subject to a mandatory holding requirement. Named executive officers must retain at least 50% of the shares acquired through the vesting of their E-LTIP awards, net of taxes, until they achieve their required level of ownership. Once achieved, named executive officers must continue to hold that amount of stock as long as they remain with Xerox and they remain subject to a holding requirement following separation from employment (including retirement) for three months. The holding requirement following separation from employment essentially restricts our named executive officers from selling these shares prior to one earnings announcement. For six months following separation, our named executive officers may only sell shares during a “window period” (as defined below under Trading, Hedging and Pledging). The Xerox CEO has the authority to permit discretionary hardship exceptions from the ownership and holding requirements to enable participants with financial need to access their vested shares, but no such exceptions have ever been requested.

Shares that count towards ownership requirements include shares owned outright (whether or not held in street name), shares held in an ESOP account, earned performance shares, outstanding RSUs and 401(k) savings invested in the Xerox Stock Fund. Unearned performance shares and vested (but unexercised) stock options do not count towards ownership requirements.

Following the Spin-Off, our Board will review the stock ownership guidelines that will apply to, among others, our named executive officers, in order to ensure they build and maintain a meaningful level of stock ownership.

Trading, Hedging and Pledging

Our named executive officers are prohibited from engaging in short-swing trading and trading in puts and calls with respect to Xerox stock. In addition, our named executive officers are prohibited from using any strategies or products to hedge against potential changes in the value of Xerox stock.

Under Xerox’s insider trading policy, our named executive officers may purchase or sell Xerox securities only during “window” periods, which are generally ten business day periods that begin on the third business day following the date of each quarterly earnings announcement. The only exception to this restriction is for our named executive officers who have entered into trading plans pursuant to SEC Rule 10b5-1.

As a result, our named executive officers are effectively precluded from pledging Xerox stock as collateral, including holding Xerox stock in a margin account, since their stock can only be sold during “window” periods and trading plans pursuant to SEC Rule 10b5-1, and therefore is not available to be sold at any time. Following the Spin-Off, we expect to implement similar guidelines that will be applicable to our named executive officers.

Compensation Recovery Policy (Clawbacks)

Except for Ms. Watts and Ms. Harvey and Mr. Amoriell, who are subject to the Xerox Services severance policy, each of our named executive officers’ separation agreements (described above) include a provision that rescinds severance payments if an executive engages in activity that is detrimental to Xerox. In addition, the following plans provide for compensation recovery.

Under the Xerox 2004 Performance Incentive Plan, if the Xerox Compensation Committee deems a Xerox named executive officer to have engaged in activity that is detrimental to Xerox, it may cancel any awards granted to that individual. In addition, if such a determination is made before any change in control of Xerox, the

Xerox Compensation Committee may rescind any payment or delivery of any equity, and for Mr. Zapfel, annual cash incentive award that occurred from six months before the detrimental activity. For this purpose, detrimental activity may include a violation of a non-compete agreement with Xerox, disclosing confidential information (except for reporting and other communications protected by “whistleblower” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act), soliciting an employee to terminate employment with Xerox, or soliciting a customer to reduce its level of business with Xerox. If a payment or award is rescinded, the named executive officer will be expected to pay Xerox the amount of any gain realized or payment received in a manner the Xerox Compensation Committee or its delegate requires.

Xerox’s stock award agreements include a clawback provision that applies if an accounting restatement is required to correct any material non-compliance with financial reporting requirements. Under this provision, Xerox can recover, for the three prior years, any excess incentive-based compensation (the excess over what would have been paid under the accounting restatement) from executive officers or former executive officers. For Mr. Zapfel, clawback provisions also apply to awards under the Short-Term Incentive Pool.

Under the Unfunded RIGP, an employee or former employee, including a named executive officer, or a surviving beneficiary of a participant, who, prior to a change in control of Xerox, engages in activity that is detrimental to Xerox, may not be eligible to receive benefits, as determined by the Plan Administrator. Under the Xerox Corporation Supplemental Savings Plan, if a participant, including a named executive officer, is found to have engaged in detrimental activity, the Plan Administrator may reduce or delete the matching contribution account balance and not pay such amounts to that individual.

Following the Spin-Off, we expect to implement a similar compensation recovery policy that will be applicable to our named executive officers.

Conduent’s Anticipated Executive Compensation Programs

Overview

As described above, our Compensation Committee will not be established until the completion of the Spin-Off and therefore has not established a specific set of objectives or principles for our compensation programs following the Spin-Off. The executive compensation programs in place at the time of the Spin-Off will be those established by Xerox on our behalf. Following the Spin-Off, our Compensation Committee will review each of the elements of our compensation programs.

Conduent Chief Executive Officer Offer Letter

In June 2016, Mr. Vemuri and Xerox entered into a letter agreement which provides that Mr. Vemuri will become Chief Executive Officer of Xerox Business Services LLC effective July 1, 2016 and Chief Executive Officer of Conduent following the Spin-Off. Under the terms of the offer letter, Mr. Vemuri will receive an annual base salary of $1,000,000 and will have an annual target incentive opportunity of 150% of annual base salary. For 2016, 40% of Mr. Vemuri’s prorated annual incentive award will be based on separation metrics and 60% will be based on overall results. Mr. Vemuri will also be granted long-term incentive compensation awards with a target value equal to $2,500,000, consisting of 50% performance shares and 50% RSUs. Mr. Vemuri’s 2017 annual long-term incentive award will have a target value equal to $5,000,000, and the type of award will be determined by our Compensation Committee or our Board. The offer letter also provides that Mr. Vemuri will receive a $500,000 cash sign-on bonus payable no later than 15 days following his start date.

If, prior to the first anniversary of Mr. Vemuri’s start date, he voluntarily terminates employment for “Good Reason” (as defined in the offer letter) or is terminated by Xerox or Conduent other than for “Cause” (as defined in his equity award agreement), then he will be entitled to salary continuation paid over 12 months equal to his annual base salary. If he incurs such a termination after the first anniversary of his start date, he will be entitled to severance equal to six months’ salary or, if greater, the amount he is entitled to under the applicable Conduent severance policy at such time.

The offer letter also provides that Mr. Vemuri will be party to Xerox’s customary form of change in control severance agreement. In connection with the offer letter, Mr. Vemuri has agreed to be bound by non-competition and non-solicitation restrictive covenants during the period of his employment and for 12 months following termination of employment. All compensation under the offer letter is subject to Xerox’s standard clawback provisions (including detrimental activity).

Certain Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code limits to $1 million per year the federal income tax deduction available to public corporations for compensation paid for any fiscal year to the corporation’s CEO and certain other named executive officers at year end (but not the CFO) included in the “Summary Compensation Table” in the corporation’s proxy statement. This limitation does not apply to qualifying “performance-based compensation.”

Xerox’s shareholder-approved 2004 Performance Incentive Plan permits the Xerox Compensation Committee to grant awards that are intended to satisfy the requirements for deductibility of compensation under Section 162(m).

While Xerox may seek to have compensation paid to its top officers qualify as tax deductible under Section 162(m), the Xerox Compensation Committee also retains the flexibility to make awards it believes are consistent with the objectives of its compensation programs, as discussed in this CD&A, even if the award may not be deductible by Xerox under Section 162(m). Any short-term incentive that the Xerox Compensation Committee believes would not qualify under Section 162(m) will be paid outside of the Xerox 2004 Performance Incentive Plan. Section 162(m) also imposes a number of requirements that must be met for awards to qualify for deduction under the Internal Revenue Code. Accordingly, there can be no assurance that performance-based awards will be fully deductible under all circumstances. Following the Spin-Off, our Compensation Committee will consider the implications of Section 162(m) when designing and implementing its compensation programs, but will maintain flexibility to design programs that it believes are in the best interests of Conduent and its stockholders and consistent with the objectives of our executive compensation programs, including the flexibility to authorize payments that might not be deductible.

Summary Compensation Table

The Summary Compensation Table below provides compensation information for our principal executive officer, our principal financial officer and the next three most highly compensated executive officers who served during the fiscal year ended December 31, 2015 (collectively referred to as named executive officers). The table includes the dollar value of base salary earned, bonus, stock awards, option awards, non-equity incentive plan compensation earned, change in pension value and above-market non-qualified deferred compensation (“NQDC”) earnings, if any, and all other compensation, whether paid or deferred. Unless otherwise stated, the compensation tables included in this section reflect amounts paid or payable or awards granted to our named executive officers by Xerox under Xerox’s compensation plans and programs during 2015.

For a summary of the Xerox Compensation Committee’s or Xerox CEO’s decisions on the compensation awarded to our named executive officers for 2015, please refer to the “Compensation Discussion and Analysis.”

Name & Principal Position	Year	Salary ($)(A)	Bonus ($)(B)	Stock Awards ($)(C)	Option Awards ($)(D)	Non-Equity Incentive Plan Compensation ($)(E)	Change in Pension Value and NQDC Earnings ($)(F)	All Other Compensation ($)(G)	Total ($)
Robert K. Zapfel Corporate Executive Vice President, Xerox; President, Xerox Services	2015	800,000	—	3,400,010	—	288,000	—	62,036	4,550,046

Michael R. Festa Corporate Vice President, Xerox; CFO, Xerox Services	2015	415,000	19,332	600,002	—	65,363	—	11,964	1,111,661

Susan A. Watts Corporate VP, Xerox; COO, Global Capabilities Business Group, Xerox Services	2015	600,000	330,500	1,150,016	—	94,500	—	159	2,175,175

David A. Amoriell Corporate VP, Xerox; COO, Public Sector Business Group, Xerox Services	2015	525,000	553,986	800,007	—	109,295	—	22,832	2,011,120

Connie L. Harvey Corporate VP, Xerox; COO, Healthcare Business Group, Xerox Services	2015	525,000	553,986	600,002	—	82,688	—	18,088	1,779,764

Compensation	reported in this table is in U.S. dollars and rounded to the nearest dollar.

(A)	Amounts shown represent base salary paid in 2015.
(B)	Unless otherwise indicated, the Annual Performance Incentive Plan (APIP) awards appear as “Non-Equity Incentive Plan Compensation” in column (E). For Ms. Watts, the amount shown in column (B) represents (i) the $200,000 cash sign-on award approved by the Xerox CEO to replace certain equity and annual incentive compensation that she would have received from her previous employer and (ii) 29% of her short-term incentive target ($130,500) under the APIP, equal to the difference between the guaranteed payout of 50% of her APIP target ($225,000), in accordance with the terms of her offer letter entered into in connection with her hiring in November 2014, and the performance-based payout of 21% of her APIP target ($94,500). For more information about this payment, see the “Named Executive Officers with Unique Compensation Arrangements” section of the CD&A. Additionally, for Mr. Amoriell and Ms. Harvey, amounts in this column include a cash retention bonus of $525,000 each for Mr. Amoriell and Ms. Harvey granted in 2012 and vested in 2015 based on continued service with Xerox through April 1, 2015.

In addition, amounts shown in this column for Mr. Festa, Mr. Amoriell ($28,986) and Ms. Harvey ($28,986) represent a lump sum cash payment to participants in the 2012 E-LTIP resulting from the sale of our ITO business, as described in the CD&A under “2015 Compensation Decision – ITO Business as Discontinued Operation.”

(C)	Included in this column are the aggregate grant date fair values of equity awards made to our named executive officers in fiscal year 2015 as computed in accordance with FASB ASC Topic 718. For E-LTIP performance shares, the amounts are based on the target outcome of the performance conditions as of the grant date. These amounts reflect an estimate of the grant date fair value and may not be equivalent to the actual value recognized by the named executive officer.

Three-year performance share awards under the 2015 E-LTIP were granted on July 1, 2015 as follows: Mr. Zapfel – $3,400,010; Mr. Festa – $600,002; Ms. Watts – $750,003; Mr. Amoriell – $800,007 and Ms. Harvey – $600,002. The grant date value of these awards if paid at maximum performance is as follows: Mr. Zapfel – $6,800,020 Mr. Festa – $1,200,004; Ms. Watts – $1,500,006; Mr. Amoriell – $1,600,014 and Ms. Harvey – $1,200,004 . Also included in this column is the grant date fair value of a sign-on retention RSU award granted to Ms. Watts–$400,013, on January 1, 2015 as part of her new hire package.

(D)	There have been no stock options granted by Xerox since 2004.
(E)	The Non-Equity Incentive Plan payment for Mr. Zapfel under the 2015 APIP, based on 2015 performance, was approved by the Xerox Compensation Committee in February 2016. The payments under the APIP for the other named executive officers were approved by the Xerox CEO. Actual 2015 full-year payments were made at 36% of target to Mr. Zapfel, 21% of target to Mr. Festa; 28% of target for Mr. Amoriell and 21% of target for Ms. Harvey. For Ms. Watts, this column includes the performance-based portion of her 2016 APIP payment equal to 21% of target. For more information, see the “2015 Performance for Short-Term Incentive Award Payouts” section in the CD&A.
(F)	Mr. Festa is the only named executive officer eligible to receive Xerox pension benefits. There was no increase in the present value of the benefits during 2015. The change in the present value of the accrued pension benefits is impacted by an additional year of age, and by changes in the discount rate and mortality assumptions used in the present value calculation. Since all Xerox U.S. pension plans were frozen as of December 31, 2012, there is no impact of additional service or compensation. The present value is computed using the FASB ASC Topic 715 assumptions in effect on December 31, 2015. These assumptions include a discount rate of 4.25% for RIGP and 4.35% for Unfunded RIGP as of December 31, 2015. Due to an increase in the discount rate, the present value of the pension benefits for Mr. Festa has declined from December 31, 2014 to December 31, 2015. Although he is one year closer to assumed retirement, the increase in the discount rates has a more significant impact and, as a result, the present values declined by $42,433 for Mr. Festa. For more information, see the U.S. Pension Plans section under the “Pension Benefits For the 2015 Fiscal Year” table.

Mr. Zapfel participated in the Xerox Supplemental Savings Plan and Ms. Watts, Mr. Amoriell and Ms. Harvey participated in the Xerox Services Supplemental Savings Plan in 2015. No above-market earnings are credited under either plan.

(G)	The table below provides additional data on the amounts included under the “All Other Compensation” column.

Name	Year	Life Insurance Premiums Paid by Registrant($)	Tax Related Reimbursements($)(1)	401(k) and SSP Company Match($)(2)	Miscellaneous($)(3)	Total All Other Compensation($)
R. K. Zapfel	2015	12,231	3,243	40,200	6,362	62,036
M. R. Festa	2015	3,855	—	7,950	159	11,964
S. A. Watts	2015	—	—	—	159	159
D. A. Amoriell	2015	—	7,456	7,950	7,426	22,832
C. L. Harvey	2015	—	5,037	7,950	5,101	18,088

(1)	The 2015 tax-related reimbursements for Mr. Zapfel, Mr. Amoriell and Ms. Harvey were related to a business recognition event attended by their spouses and where spouses or guests of participants were invited by Xerox to attend.
(2)	In addition to the company matches paid by Xerox under the 401(k) savings plans, this column includes the company match paid by Xerox under the non-qualified supplemental savings plan for Mr. Zapfel ($32,250).
(3)	Amounts in this column include the cost of meals, lodging, entertainment and airfare for Mr. Zapfel ($6,203), Mr. Amoriell ($7,267) and for Ms. Harvey ($4,942) and their spouses for a business recognition event where spouses or guests of participants were invited by Xerox to attend. Also included in this column are other incidental benefits of de minimis value.

For further information on the components of the executive compensation program, see the CD&A.

Grants of Plan-Based Awards in 2015

The following table provides additional detail for each of the named executive officers on potential amounts payable under APIP and E-LTIP as presented in the “Summary Compensation Table.” Threshold, target and maximum award opportunities are provided.

				Estimated Future Payout Under Non-Equity Incentive Awards(B)			Estimated Future Payout Under Equity Incentive Awards(C)			All Other Stock Awards: Number of Shares or Stock Units (#)(D)	Grant Date Fair Value of Stock Awards ($)(E)
Name	Award	Grant Date (A)	Date of Action (A)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Robert K. Zapfel	2015 APIP			80,000	800,000	1,600,000	—	—	—	—	—
	2015 E-LTIP	7/1/15	2/18/15	—	—	—	31,835	318,353	636,706	—	3,400,010
Michael R. Festa	2015 APIP			7,781	311,250	622,500	—	—	—	—	—
	2015 E-LTIP	7/1/15	2/13/15	—	—	—	5,618	56,180	112,360	—	600,002
Susan A. Watts	2015 APIP			not applicable	450,000	900,000	—	—	—	—	—
	2015 E-LTIP	7/1/15	2/13/15				7,023	70,225	140,450	—	750,003
	RSU Retention	1/1/15	12/17/14	—	—	—	—	—	—	28,861	400,013
David A. Amoriell	2015 APIP			9,844	393,750	787,500	—	—	—	—	—
	2015 E-LTIP	7/1/15	2/13/15	—	—	—	7,491	74,907	149,814	—	800,007
Connie L. Harvey	2015 APIP			9,844	393,750	787,500	—	—	—	—	—
	2015 E-LTIP	7/1/15	2/13/15	—	—	—	5,618	56,180	112,360	—	600,002

(A)	The “Grant Date” is the effective date of the E-LTIP stock awards. The “Date of Action” is the date on which the values of the awards are approved by the Xerox Compensation Committee or the CEO.
(B)

These columns reflect the threshold, target and maximum payout opportunities for Xerox Corporate performance measures under the 2015 APIP set by the Xerox Compensation Committee on February 18, 2015. On February

13, 2015, the Xerox CEO set threshold, target and maximum payout opportunities for the business unit performance measures. The actual APIP payout, which was based on 2015 performance and paid in April 2016, is presented in the “Summary Compensation Table” in column (E). The Xerox Corporate APIP measures and weightings for 2015 were adjusted earnings per share – 50%; revenue growth (at constant currency) – 30%; and operating cash flow–20%. The Xerox Corporate APIP measures applied to Mr. Zapfel’s entire APIP bonus and 25% of the APIP bonus for the other named executive officers. Please refer to the section entitled “Short-Term Incentives” in the CD&A for additional information on the 2015 APIP measures and weightings that applied to each of our named executive officers. Threshold payout was determined based on achieving the Xerox Corporate operating cash flow performance measure only at the minimum performance level. Unless the Xerox CEO determined otherwise, there would be no APIP payout if threshold performance was not achieved on any of the performance measures. Additionally, in accordance with the terms of her offer letter, Ms. Watts was entitled to receive a guaranteed payout of 50% of her short-term incentive target under the APIP for 2015. Accordingly, her APIP award had no threshold under which there would be no payout opportunity. See the “Summary Compensation Table,” footnote (E), for additional information regarding the actual payout of these awards.
(C)	The threshold, target and maximum payout opportunity for the 2015 E-LTIP awards were approved by the Xerox Compensation Committee on February 18, 2015 and the methodology for determining the number of shares was approved by the Xerox Compensation Committee on December 15, 2014 at the time the 2015 E-LTIP design and principles were approved. The number of shares at target for these awards was determined by dividing the approved values of the respective awards by the closing stock price on the grant date and rounding the number of shares up to the nearest share. The closing stock price for this award was $10.68.

Performance shares under the E-LTIP can be earned by achieving three-year cumulative performance goals between threshold and maximum. The performance period for the 2015 E-LTIP is January 1, 2015 through December 31, 2017, and the service period is July 1, 2015 through July 1, 2018. Performance shares that are earned will vest on July 1, 2018.

The performance measures and weightings for 2015 E-LTIP are as follows: adjusted earnings per share –50%; revenue growth (at constant currency)–30%; and adjusted operating cash flow–20%. The threshold column reflects the lowest number of performance shares that can be earned if three-year cumulative performance is achieved at the minimum level for adjusted operating cash flow only. If threshold performance is not achieved on any of the performance measures, no performance shares will be earned.

The target column reflects the number of performance shares that can be earned if target performance is achieved on all performance measures. The maximum column reflects the greatest number of performance shares that can be earned if maximum or higher performance is achieved on all performance measures. The number of performance shares earned will be interpolated in the event that the Xerox’s performance varies between threshold and maximum, as determined by the Xerox Compensation Committee in the case of Mr. Zapfel, and the Xerox CEO in the case of our other named executive officers.

(D)	This column includes a special retention RSU award of 28,860 shares to Ms. Watts, as approved by the Xerox CEO on December 17, 2014 as described in the “Long-Term Incentives” section in the CD&A as part of the compensation package she received when she was hired in the role of Corporate Vice President, Xerox; Chief Operating Officer, Global Capabilities, Xerox Services. This award was granted on January 1, 2015 and is scheduled to cliff vest on January 1, 2018, provided she remains employed at Xerox through the vesting date. The number of RSUs for Ms. Watts was determined by dividing the approved value by the closing market price on the January 1, 2015 grant date ($13.86) and rounding the number of shares up to the nearest share.
(E)	The value reported in this column with respect to the stock awards reported in column (C) is based on the target award and the grant date closing market price noted above in footnote (C). The value reported in this column with respect to the stock awards reported in column (D) is based on the grant date closing market price noted above in footnote (D). This value is recorded over the requisite serviced period as required by FASB ASC Topic 718. See footnote (C) to the “Summary Compensation Table” and the “Long-Term Incentives” section in the CD&A for additional information on these equity awards.

Outstanding Equity Awards at 2015 Fiscal Year-End

The following table displays outstanding option awards and unvested stock awards held by each of the named executive officers at the end of fiscal year 2015.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)(A)	Number of Securities Underlying Unexercised Options (Un-Exercisable) (#)(A)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(B)	Market Value of Shares or Units of Stock That Have Not Vested ($)(B)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(C)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(C)
R. K. Zapfel	—	—	—	—	87,413	929,200	592,990	6,303,484
M. R. Festa	—	—	—	—	—	0	149,840	1,592,799
S. A. Watts	—	—	—	—	28,861	306,792	70,225	746,492
D. A. Amoriell	165,316	—	$6.33	8/20/2019	—	—	205,264	2,181,956
C. L. Harvey	—	—	—	—	—	—	170,382	1,811,161

(A)	There have been no stock options granted by Xerox since 2004. Mr. Amoriell’s stock options are ACS options that were converted to Xerox stock options upon Xerox’s acquisition of ACS and are 100% vested and exercisable.
(B)	The awards presented in these columns include unvested restricted stock units (as of December 31, 2015), granted under the E-LTIP to Mr. Zapfel on April 1, 2014 which vest on April 1, 2017; and to Ms. Watts on January 1, 2015 which vest on January 1, 2018. The value of these awards is based on the $10.63 closing market price of Xerox Common Stock on December 31, 2015.
(C)	The awards presented in these columns consist of unearned performance share awards (as of December 31, 2015) at target granted under the E-LTIP on January 1, 2014, July 1, 2014 and July 1, 2015. The performance period for the January 1, 2014 grant is January 1, 2013 through December 31, 2015; for the July 1, 2014 grant is January 1, 2014 through December 31, 2016 and for the July 1, 2015 grant is January 1, 2015 through December 31, 2017. The value of these awards is based on the $10.63 closing market price of Xerox Common Stock on December 31, 2015.

As noted above, for purposes of this table, all performance shares that were unearned as of December 31, 2015 are reported in column (C). As determined by the Xerox Compensation Committee in February 2016, performance shares were earned for the January 1, 2014 E-LTIP award based on performance for fiscal years 2013 through 2015. A total of 31.40% of the target award was earned for three-year cumulative performance and will vest on January 1, 2017, as follows: Mr. Festa–14,191 shares, Mr. Amoriell–20,641 shares, and Ms. Harvey–20,641 shares. Additional information regarding the E-LTIP awards can be found in “Treatment of Outstanding Xerox Equity Compensation in the Spin-Off.”

Option Exercises and Stock Vested in 2015

The following table shows amounts realized by the named executive officers’ stock awards that vested during 2015.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)(A)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(B)	Value Realized on Vesting ($)(C)
R. K. Zapfel	—	—	—	—
M. R. Festa	—	—	38,445	410,593
S. A. Watts	—	—	—	—
D. A. Amoriell	—	—	57,668	615,894
C. L. Harvey	141,706	1,030,670	82,794	964,141

(A)	Ms. Harvey exercised her remaining ACS stock options in 2015. Only Mr. Amoriell has stock options outstanding as of year-end 2015.
(B)	Shares shown in this column include performance shares that vested under the 2012 E-LTIP as well as RSUs that vested for Ms. Harvey. All these shares are subject to a holding period. Executives must retain 50% of net shares for the later of one year or until they achieve their required stock ownership level.
(C)	The aggregate dollar amount realized upon vesting includes the value of shares withheld to pay taxes.

Pension Benefits for the 2015 Fiscal Year

The following table reflects the actuarial present value for the named executive officers’ total accumulated benefit as of December 31, 2015, if any, under the pension plans in which they participate. See the “Pension Plans” section of the CD&A for a description of the pension plans.

Name	Plan Name(A)	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)(B)	Payments During Last Fiscal Year ($)
R. K. Zapfel	—	—	—	—
M. R. Festa	Retirement Income Guarantee Plan	22.7	873,405	—
	Unfunded Retirement Income Guarantee Plan	22.7	766,455	—
D. A. Amoriell	—	—	—	—
S. A. Watts	—	—	—	—
C. L. Harvey	—	—	—	—

(A)	Pension benefits are provided to Mr. Festa under the Retirement Income Guarantee Plan (RIGP) and the Unfunded Retirement Income Guarantee Plan (Unfunded RIGP).
(B)	All calculations are based on actual pay.

The benefit formulas and assumptions used to calculate these estimates are as follows:

Effective December 31, 2012, all future accruals under RIGP and Unfunded RIGP were frozen and no future benefits have been (or will be) accrued following that date.

The pay used to calculate the RIGP and Unfunded RIGP benefits is base pay plus actual short-term incentive payment (incentive payment is considered for the calendar year in which it is paid). The present value of the accumulated benefit is the present value of the benefit payable at the earliest unreduced retirement age (62 for Mr. Festa) based on the following assumptions: 85% of participants are assumed to elect a lump sum from RIGP; pre-retirement FASB ASC Topic 715 discount rate of 4.25% for RIGP and 4.35% for Unfunded RIGP; no pre-retirement mortality or turnover assumed; post-retirement FASB ASC Topic 715 discount rate of 4.35% (5.40% for RIGP lump sums); and post-retirement mortality for RIGP lump sums is based on a 50% weighted male and 50% weighted female RP 2014 mortality table, which is expected to be used as Applicable Mortality after 2016, with Applicable Mortality as defined for lump sum calculations under Section 417(e) of the Internal Revenue Code. The RP 2014 white collar Mortality table with projection in accordance with MP 2015 to year of payment is used for annuitant mortality for purposes of Unfunded RIGP benefits. Assuming Mr. Festa continues to accrue vesting service under the RIGP and Unfunded RIGP, he will attain 30 years of service prior to age 62 and be eligible to receive unreduced benefits under both plans at age 62. Therefore, age 62 is his earliest unreduced retirement age.

RIGP benefits are determined as the greater of a Highest Average Pay formula benefit (1.4% of five-year Highest Average Pay multiplied by benefit service of up to 30 years), a Cash Balance Retirement Account and a retirement account that was transferred to RIGP in 1990. Early retirement benefits under RIGP are available for employees who leave Xerox at age 55 with 10 years of service or later and the Highest Average Pay formula is reduced from age 65 (or age 62 with 30 years of service) at 5% per year based on age at distribution or annuity commencement. Mr. Festa is currently eligible for early retirement. The RIGP benefits are generally based on total pay, subject to IRS limits on the compensation that can be reflected in a qualified plan.

Unfunded RIGP benefits are generally determined under the same terms as the RIGP benefit including the December 31, 2012 benefit freeze, except the pay used in the Highest Average Pay formula is not subject to IRS limits. Unfunded RIGP also provides for an Unfunded RIGP Cash Balance Retirement Account (“CBRA”). This Unfunded RIGP CBRA provides pay credits on pay in excess of the IRS limits for years 2003 to and including 2012 and interest on these pay credits while the Highest Average Pay formula reflects all years of service through December 31, 2012. The purpose of Unfunded RIGP is to replace benefits that cannot be provided in RIGP due to IRS compensation limits.

Non-Qualified Deferred Compensation for the 2015 Fiscal Year

The Non-Qualified Deferred Compensation table discloses executive and employer contributions, as applicable, named executive officer withdrawals and earnings, if any, and fiscal year-end balances under the Xerox Corporation Supplemental Savings Plan (“SSP”) and the Xerox Services Supplemental Savings Plan (“XSSP”).

Name	Plan Name	Executive Contributions in the Last FY ($)	Registrant Contributions in Last FY ($)(A)	Aggregate Earnings in Last FY ($)(B)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FY ($)
R. K. Zapfel	SSP	32,250	32,250	277	—	64,777
M. R. Festa	—	—	—	—	—	—
S. A. Watts	—	—	—	—	—	—
D. A. Amoriell	XSSP	110,797	—	(6,184)	—	935,100
C. L. Harvey	XSSP	924,200	—	(24,628)	—	1,100,114

(A)	All registrant contributions are reported as “All Other Compensation” in the “Summary Compensation Table.”
(B)	No portion of the amounts shown in this column for the SSP or the XSSP is reported in the “Summary Compensation Table” as above market interest.

Xerox Corporation Supplemental Savings Plan

Effective January 1, 2013, with the freeze of all U.S. pension benefits, Xerox adopted the SSP to allow compensation deferrals in excess of IRS limits. This is an unfunded nonqualified plan which provides a notional 100% match on employee deferrals of 3% of pay over the IRS limits.

To participate, employees must elect to defer by December 31 of the year preceding the year of the employee deferral; the employee deferral is 3% of pay over the IRS limits (employees can elect to have a 3% employee deferral or not to participate at all). Employee deferrals will be credited to notional accounts no later than the end of the year in which the deferrals were deducted from pay. The match will be credited to a notional account no later than the end of the first quarter following the year of deferral. Interest is credited at a rate defined by Xerox before the first day of any period for which the interest will accrue. Such interest rate must be a reasonable rate as defined by Treasury Regulation Section 31.3121(v)(2)-1(d) and, with respect to any named executive officer, shall not be greater than the highest rate that may be utilized that is not subject to disclosure under 17 C.F.R. Section 229.402. Mr. Zapfel elected to participate in the SSP in 2015.

All balances are fully vested. The distribution of benefits from the SSP is as a single sum payment which is made six months after the date the participant separates from service.

Xerox Services Supplemental Savings Plan

In 2015, under the XSSP, “highly compensated employees” (as defined under ERISA) were eligible to defer up to 85% of their base salary, bonus and commissions. To participate, employees must elect to defer by December 31 of the year preceding the year of the employee deferral. Notional earnings on participant contributions are credited to each participant’s account based on the market rate of return of the available investment alternatives offered under the XSSP. Participants may change the asset allocation of their account balance or make changes to the allocation for future contributions at any time. Xerox Services may make discretionary employer contributions for plan participants, as approved by Xerox’s Senior Vice President, Chief Human Resource Officer. In 2015, Mr. Amoriell and Ms. Harvey elected to defer compensation under the XSSP. There was no Xerox match under this plan in 2015.

Potential Payments upon Termination or Change in Control

Xerox has entered into certain agreements and maintains certain plans that provide compensation to named executive officers in the event of a termination of employment or a change in control. The amount of compensation payable to each named executive officer, assuming that each hypothetical termination or change-in-control situation occurred on December 31, 2015, is listed in the table below. The equity awards presented in this table reflect grants not vested as of December 31, 2015 and are based on the closing market price of Xerox Common Stock of $10.63 as of December 31, 2015.

	Lump Sum Payments ($)	Non-Equity Incentive Awards ($)	Equity Incentive Awards ($)	Qualified Pension Benefits ($)	Non-Qualified Pension Benefits ($)	Healthcare /Life Insurance Benefits ($)	Total Termination Benefits ($)
R.K. Zapfel
• Voluntary Termination/ Retirement(A)	—	—	—	—	—	—	—
• Involuntary Termination not for Cause(B)	800,000	800,000	2,023,718	—	—	—	3,623,718
• Involuntary or Good Reason Termination after Change in Control (CIC)(C)	3,200,000	800,000	7,232,684	—	—	57,227	11,289,911
• Death(D)	—	800,000	7,232,684	—	—	2,400,000	10,432,684

M. R. Festa
• Voluntary Termination/ Retirement(A)	—	311,250	677,397	709,200	675,432	—	2,373,279
• Involuntary Termination not for Cause(B)	207,500	311,250	677,397	709,200	675,432	—	2,580,779
• Involuntary or Good Reason Termination after Change in Control (CIC)(C)	1,452,500	311,250	1,592,799	709,200	541,256	38,197	4,645,202
• Death(D)	—	311,250	1,592,799	473,232	375,359	1,245,000	3,997,640

S. A. Watts
• Voluntary Termination/ Retirement(A)	—	—	—	—	—	—	—
• Involuntary Termination not for Cause(B)	300,000	450,000	124,414	—	—	—	874,414
• Involuntary or Good Reason Termination after Change in Control (CIC)(C)	2,100,000	450,000	1,053,284	—	—	19,866	3,623,150
• Death(D)	—	450,000	1,053,284	—	—	200,000	1,703,284

D. A. Amoriell
• Voluntary Termination/ Retirement(A)	—	—	—	—	—	—	—
• Involuntary Termination not for Cause(B)	262,500	393,750	942,031	—	—	—	1,598,281
• Involuntary or Good Reason Termination after Change in Control (CIC)(C)	1,837,500	393,750	2,181,956	—	—	19,956	4,433,162
• Death(D)	—	393,750	2,181,956	—	—	200,000	2,775,706

C. L. Harvey
• Voluntary Termination/ Retirement(A)	—	—	—	—	—	—	—
• Involuntary Termination not for Cause(B)	262,500	393,750	822,975	—	—	—	1,479,225
• Involuntary or Good Reason Termination after change in control (CIC)(C)	1,837,500	393,750	1,811,161	—	—	32,157	4,074,568
• Death(D)	—	393,750	1,811,161	—	—	200,000	2,404,911

(A)	Mr. Festa is retirement eligible. Assuming retirement on December 31, 2015, he would receive a short-term incentive payment (Non-Equity Incentive Award) for full-year 2015 performance. The amount shown above reflects payout at target (actual payout could be higher or lower). In addition, Mr. Festa would be eligible to receive pro-rated performance shares (based on the number of full months of service as an employee during the three-year service period commencing on the grant date under the terms of the E-LTIP, shown at target but subject to actual performance achievement) and vested pension benefits. Mr. Zapfel, Mr. Amoriell, Ms. Watts and Ms. Harvey are not retirement eligible and would not receive any payments if they left voluntarily.

Long-term incentive awards, U.S. non-qualified pension plan benefits and, in the case of Mr. Zapfel, short-term incentive awards are subject to clawback provisions as described in the “Other Features of Xerox’s Executive Compensation Program—Compensation Recovery Policy (Clawbacks)” section in the CD&A.

(B)	Assuming involuntary termination without cause, Mr. Zapfel would receive a severance payment pursuant to the arrangement approved as part of his new hire package which remains in effect until April 1, 2017. Under this arrangement, Mr. Zapfel would receive a payment equivalent to his annual base salary paid out over 12 months. Under the terms of Xerox’s U.S. workforce surplus policy, Mr. Festa would be eligible for salary continuance payments for 26 weeks based on his years of service. Under the terms of Xerox Services severance policy, Ms. Watts and Ms. Harvey and Mr. Amoriell would receive salary continuance payments for 26 weeks. The amounts reported in the table assume salary continuance is paid as a lump sum although such payments are generally paid periodically consistent with the normal payroll cycle during active employment. In addition, all named executive officers would receive: (i) a short-term incentive payment (Non-Equity Incentive Award) for 2015 performance, shown at target (actual payout could be higher or lower), (ii) pro-rated performance shares (based on the number of full months of service as an employee during the three-year service period commencing on the grant date per the terms of the E-LTIP, shown at target but subject to actual performance achievement) and (iii) vested pension benefits, if any.
(C)	Change-in-control (“CIC”) severance agreements for all named executive officers provide specified severance benefits if, within two years following a change in control of Xerox, employment is terminated either:

•	involuntarily other than for cause, death or disability, or

•	voluntarily for good reason.

These severance benefits include:

•	A lump sum cash payment equal to two times the then-current annual base salary and short-term incentive award target.

•	Continuation of specified welfare benefits at active employee rates for a period of 24 months.

•	Payment of reasonable legal fees and expenses incurred when the named executive officer, in good faith, is involved in a dispute while seeking to enforce the benefits and rights provided by the severance agreement.

•	In addition, pursuant to the terms of the applicable agreements, upon involuntary or good reason termination, these executives would also be entitled to: (i) accelerated vesting of stock awards, which will occur following a change in control only upon an involuntary termination of employment (other than a termination for cause) or a voluntary termination for good reason (commonly described as “double-trigger”); and (ii) a short-term incentive (Non-Equity Incentive Award) payment for the 2015 performance shown at target (actual payout could be higher or lower).

If excise tax is payable, Xerox will reduce the named executive officer’s CIC payment to a level that will not trigger an excise tax payment if it is determined that doing so will result in a greater net after-tax amount for the executive.

In addition to the benefits above, when the change in control occurs, Mr. Festa is immediately entitled to payment of the present value of the accrued non-qualified U.S. pension benefits, as of the date of a change in control, provided the change in control conforms with applicable tax regulations regarding deferred compensation. Payment is made without regard to the plan’s requirements for age or years of service. In the event of a change in control that does not conform with deferred compensation regulations, participants will vest in the plan benefits but will receive payment according to the normal payment provisions of the plans. The Xerox Compensation Committee views this payment upon a conforming change in control and accelerated vesting upon a nonconforming change in control as appropriate in order to protect the pension benefit that the named executive officer has earned at Xerox.

Each change-in-control severance agreement provides that the executive must remain an employee of Xerox for nine months following a potential change in control or until the date which the named executive officer is first entitled to receive the benefits described above, if earlier. See “Potential Payments upon Termination or Change in Control—Change-in-Control Severance Agreement” below for additional information.

(D)	Following death, the estates or, with respect to certain types of payments and elections made, the spouses of all named executive officers would receive payment of a 2015 short-term incentive payment shown at target (actual payout could be higher or lower); accelerated vesting of performance shares at target, and restricted stock units, if any; deferred compensation balance, if any; a life insurance benefit; and vested pension benefits, if any. Subject to certain eligibility conditions, the pension death benefit is generally a 50% survivor annuity.

Termination Following Disability

Assuming termination following disability on December 31, 2015, all named executive officers would be eligible for pro-rated performance shares (based on the number of full months of service as an employee during the three-year service period commencing on the grant date) per the terms of the E-LTIP and vested pension benefits, if any, as shown for “Voluntary Termination/ Retirement.” Mr. Zapfel would also receive severance benefits as described in footnote (B) above.

Involuntary Termination for Cause

Assuming involuntary termination for cause due to engagement in detrimental activity against Xerox, there would be no payments to the named executive officers other than their deferred compensation balance, if any, and vested qualified pension benefits, if any. All unvested shares and non-qualified pension benefits would be immediately cancelled upon termination for cause. See the “Other Features of Xerox’s Executive Compensation Program—Compensation Recovery Policy (Clawbacks)” section of the CD&A for additional information.

Other Payments

Based on his age and actual years of service, Mr. Festa would have been eligible for retiree health care benefits if he had separated from Xerox on or before December 31, 2015. Beginning in 2016, U.S. executives, similar to other employees of Xerox, will not receive retiree health care benefits when they retire.

Non-Qualified Pension Benefit

In the event of a change in control, the non-qualified pension amounts shown in the table above for Mr. Festa represents the lump sum payments that would be paid for all non-qualified pension benefits under the Unfunded RIGP. Mr. Zapfel, Mr. Amoriell, Ms. Watts and Ms. Harvey are not participants in the Unfunded RIGP. These amounts were calculated as specified in the Unfunded RIGP based on the present value of future benefits using the minimum required interest rate and mortality for qualified plan lump sum payments. These benefits would not be paid as a lump sum without the occurrence of a change in control that conformed to deferred compensation tax regulations. The present value of the benefits payable upon an event other than a change in control represents the present value of the accumulated benefits for each participant. Since these amounts are not paid as lump sums, and for change in control purposes, this present value is already determined using the required assumptions under Section 280G of the Internal Revenue Code, these assumptions have been used for this purpose as well to express these benefits as a present value. These present values are based on assumed termination of employment on December 31, 2015.

Change-in-Control Severance Agreement

Generally, for purposes of change-in-control severance agreements, a change in control is deemed to have occurred, subject to specific exceptions, if:

•	Any person beneficially owns 20 percent or more of the combined voting power of the outstanding securities of Xerox.

•	A majority of the Xerox Board is replaced under specific circumstances.

•	There is a merger or consolidation involving Xerox unless (i) the directors of Xerox who were members of the board immediately before the merger/consolidation continue to constitute a majority of the Xerox board of directors or (ii) the merger/consolidation is effected to implement a recapitalization and no person becomes the beneficial owner of 20 percent or more of the combined voting power of Xerox’s then outstanding voting securities.

•	All or substantially all of Xerox’s assets are sold, or Xerox’s shareholders approve a plan of complete liquidation or dissolution.

A voluntary termination for good reason in the event of a change in control includes:

•	The material diminution of authority, duties, or responsibilities, including being an executive officer of Xerox before a change in control and ceasing to be an executive officer of the surviving company. The change-in-control benefits for this provision will only be triggered if the executive officer has not voluntarily terminated his/her employment and the “material diminution of authority, duties, or responsibilities” has occurred and not been remedied, in either case, before the second anniversary of the potential change in control of Xerox.

•	A material reduction in annual base salary or annual target short-term incentive, except to the extent such reduction is consistent with an across-the-board reduction for employees.

•	A material change in the geographic location where the executive is required to be based.

•	Failure by Xerox to continue any material compensation or benefit plan, vacation policy, or any material perquisites unless an alternative plan is provided, or failure to continue the executive’s participation in these plans.

•	Failure of Xerox to obtain a satisfactory agreement from any successor to assume and agree to perform in a manner consistent with the change in control agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, Xerox beneficially owns all the outstanding shares of our common stock. After the Spin-Off, Xerox will not own any shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:

•	each of our shareholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our directors following the Spin-Off;

•	each officer named in the Summary Compensation Table; and

•	all of our directors and executive officers following the Spin-Off as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Xerox common stock on                     , 2016, giving effect to a distribution ratio of              shares of our common stock for every            shares of Xerox common stock he, she or it held.

To the extent our directors and executive officers own Xerox common stock at the Record Date of the Spin-Off, they will participate in the Distribution on the same terms as other holders of Xerox common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities he, she or it holds.

Immediately following the Spin-Off, we estimate that            shares of our common stock will be issued and outstanding, based on the approximately            shares of Xerox common stock outstanding on                     , 2016. The actual number of shares of our common stock outstanding following the Spin-Off will be determined on                    , 2016, the Record Date.

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Directors and Named Executive Officers:
Robert K. Zapfel
Michael R. Festa
Susan A. Watts
David A. Amoriell
Connie L. Harvey
All directors, named executive officers and remaining officers as a group, eliminating duplications (individuals)

Principal Shareholders:
Carl C. Icahn
c/o Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153
The Vanguard Group, Inc.
100 Vanguard Blvd.
Malvern, PA 19355
BlackRock, Inc.
40 East 52nd Street
New York, NY 10022
Darwin A. Deason
8181 Douglas Avenue, 10th Floor
Dallas, TX 75225

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Macquarie Group Limited
No.1 Martin Place
Sydney, New South Wales, Australia
State Street Corporation as Trustee under other plans and accounts
State Street Financial Center
One Lincoln Street
Boston, MA 02111

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Xerox

Following the Spin-Off, we and Xerox will operate independently, and neither will have any ownership interest in the other. In order to govern the ongoing relationships between us and Xerox after the Spin-Off and to facilitate an orderly transition, we and Xerox intend to enter into agreements providing for various services and rights following the Spin-Off, and under which we and Xerox will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we expect to enter into with Xerox.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Xerox before the Distribution. The Separation and Distribution Agreement will set forth our agreements with Xerox regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with Xerox following the Spin-Off. We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of our separation from Xerox so that we and Xerox retain the assets of, and the liabilities associated with, our respective businesses. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Xerox.

Internal Transactions. The Separation and Distribution Agreement will describe certain actions related to our separation from Xerox that will occur prior to the Distribution.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Xerox, on the other hand, will terminate effective as of the Distribution, except specified agreements and arrangements that are intended to survive the Distribution.

Credit Support. We will agree to use reasonable best efforts to arrange, prior to the Distribution, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support currently provided by or through Xerox or any of its affiliates for the benefit of us or any of our affiliates.

Representations and Warranties. In general, neither we nor Xerox will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement, all assets will be transferred on an “as is,” “where is” basis.

Further Assurances. The parties will use reasonable best efforts to effect any transfers contemplated by the Separation and Distribution Agreement that have not been consummated prior to the Distribution as promptly as practicable following the Distribution Date. In addition, the parties will use reasonable best efforts to effect any transfer or re-transfer of any asset or liability that was improperly transferred or retained as promptly as practicable following the Distribution.

The Distribution. The Separation and Distribution Agreement will govern Xerox’s and our respective rights and obligations regarding the proposed Distribution. Prior to the Distribution, Xerox will deliver all the issued and outstanding shares of our common stock to the distribution agent. Following the Distribution Date, the distribution agent will electronically deliver the shares of our common stock to Xerox shareholders based on the distribution ratio. The Xerox Board will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the Distribution.

Conditions. The Separation and Distribution Agreement will also provide that several conditions must be satisfied or waived by Xerox in its sole and absolute discretion before the Distribution can occur. For further information about these conditions, see “The Spin-Off—Conditions to the Spin-Off.” The Xerox Board may, in its sole and absolute discretion, determine the Record Date, the Distribution Date and the terms of the Spin-Off and may at any time prior to the completion of the Spin-Off decide to abandon or modify the Spin-Off.

Exchange of Information. We and Xerox will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and Xerox will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation and Distribution Agreement. Each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations for an agreed period of time.

Termination. The Xerox Board, in its sole and absolute discretion, may terminate the Separation and Distribution Agreement at any time prior to the Distribution.

Release of Claims. We and Xerox will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the Distribution have been the other’s shareholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution. These releases will be subject to exceptions set forth in the Separation and Distribution Agreement.

Indemnification. We and Xerox will each agree to indemnify the other and each of the other’s current, former and future directors, officers and employees, and each of the heirs, administrators, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and Xerox’s respective businesses. The amount of either Xerox’s or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement will also specify procedures regarding claims subject to indemnification.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which Xerox will provide us, and we will provide Xerox, with specified services for a limited time to help ensure an orderly transition following the Distribution. The Transition Services Agreement will specify the calculation of our costs for these services. We have not yet finalized all of the terms of this agreement or the schedule of services to be provided, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

The cost of these services will be negotiated between us and Xerox and may not necessarily be reflective of prices that we could have obtained for similar services from an independent third party.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Xerox that will govern the respective rights, responsibilities and obligations of Xerox and us after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests). We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Xerox that will set forth our agreements with Xerox as to certain employment, compensation and benefits matters. The Employee Matters Agreement will provide for the allocation and treatment of assets and liabilities arising out of employee compensation and benefit programs in which our employees participated prior to the Distribution. We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

Ongoing Commercial Agreements

In addition to the above agreements, we are also currently party to, or intend to enter into, various other agreements with Xerox and its subsidiaries that are intended to continue post-Distribution subject to their existing terms or terms and conditions to be negotiated and agreed to. We do not consider these agreements to be material.

Other Arrangements

Prior to the Spin-Off, we have had various other arrangements with Xerox, including arrangements whereby Xerox performed various corporate functions for us, including, but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology and other shared services.

As described in more detail in “—Separation and Distribution Agreement” above, these arrangements, other than those contemplated pursuant to the Transition Services Agreement, will generally be terminated in connection with the Spin-Off. We do not consider these arrangements with Xerox to be material.

Policy and Procedures Governing Related Person Transactions

Our Board intends to adopt a written policy for the review, approval and ratification of transactions involving related persons, which generally includes directors, director nominees, executive officers, persons or entities known to us to be the beneficial owner of more than 5% of any outstanding class of our voting securities, or immediate family members or certain affiliated entities of any of the foregoing persons. We anticipate that this policy will provide that our Corporate Governance Committee review any transaction, arrangement or relationship, or series of similar transactions, in which Conduent has participated or will participate and any “related person” has or will have a direct or indirect material interest, and which exceeds $120,000 in the aggregate. We expect that our Corporate Governance Committee will approve or ratify only those transactions that are fair and reasonable to Conduent and in our and our shareholders’ best interests.

DESCRIPTION OF OUR INDEBTEDNESS

In connection with the Spin-Off, we expect to incur indebtedness. Information regarding our indebtedness following the Spin-Off will be provided in subsequent amendments to this Information Statement.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Distribution Date, Xerox, as our sole shareholder, will approve and adopt our Restated Certificate of Incorporation, and our Board will approve and adopt our Amended and Restated By-Laws. The following summarizes information concerning our capital stock, including material provisions of our Restated Certificate of Incorporation, our Amended and Restated By-Laws and certain provisions of New York law. You are encouraged to read the forms of our Restated Certificate of Incorporation and our Amended and Restated By-Laws, which will be filed as exhibits to our Registration Statement on Form 10, of which this Information Statement is a part, for greater detail with respect to these provisions.

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of             shares of common stock, par value $1.00 per share.

Common Stock

Shares Outstanding. Immediately following the Spin-Off, we estimate that approximately            shares of our common stock will be issued and outstanding, based on approximately            shares of Xerox common stock outstanding as of                    , 2016. The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of Xerox common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to Xerox’s equity plans and any repurchases of Xerox shares by Xerox pursuant to its common stock repurchase program, in each case on or prior to the Record Date.

Dividends. Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. We have not yet determined our intended dividend policy, but we expect to do so prior to the Spin-Off and will disclose this policy in an amendment to this Information Statement. Our Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Dividend Policy” and “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock and our indebtedness will limit our ability to pay dividends on our common stock.”

Voting Rights. The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Other Rights. Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our shareholders.

Fully Paid. The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our Restated Certificate of Incorporation will authorize our Board to designate and issue from time to time one or more series of preferred stock without shareholder approval. Our Board may fix and determine the designation, relative rights, preferences and limitations of the shares of each such series of preferred stock.

Certain Provisions of New York Law, Our Restated Certificate of Incorporation and Amended and Restated By-Laws

Restated Certificate of Incorporation and Amended and Restated By-Laws

Certain provisions in our proposed Restated Certificate of Incorporation and our proposed Amended and Restated By-Laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

Blank Check Preferred Stock. Our proposed Restated Certificate of Incorporation will authorize our Board to designate and issue, without any further vote or action by the shareholders, shares of preferred stock at any time or from time to time in one or more series and, with respect to each such series, to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences and limitations of the shares of each such series, including, but not limited to, the voting rights (if any) of the series and any other relative rights, preferences and limitations of that series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

Special Meetings of Shareholders. Our Amended and Restated By-Laws will provide that the Chairman of the Board, the Board or the Secretary, at the request of the holders of record of not less than 20% of the outstanding shares of the common stock of Conduent will be able to call a special meeting of shareholders. No shareholder will be permitted to propose the removal of directors or the election of directors at a shareholder-called special meetings, other than a single shareholder, or “group” of shareholders who have filed as such under Section 13(d) of the Exchange Act with respect to their ownership of Conduent common stock, that owns at least a majority of Conduent’s outstanding common stock. For a shareholder to call a special meeting, the shareholder(s) must comply with the requirements set forth in our By-Laws, including giving notice to our Secretary, which notice must include the information described in “Requirements for Advance Notification of Shareholder Nomination and Proposals” below.

Requirements for Advance Notification of Shareholder Nominations and Proposals. Under our proposed Amended and Restated By-Laws, shareholders of record will be able to nominate persons for election to our Board or bring other business constituting a proper matter for shareholder action only by providing proper notice to our Secretary. Proper notice must be timely; for annual meetings of shareholders, notice must generally be given not less than 120 days nor more than 150 days prior to the first anniversary of the date Conduent’s proxy statement was released to shareholders in connection with the previous year’s annual meeting, and for special meetings of shareholders, notice must generally be given not less than 120 days nor more than 150 days prior to the date of the special meeting. Proper notice must include, among other information, the name and address of the shareholder giving the notice and any material interest the shareholder has in the business desired to be brought before the meeting, certain information relating to each person whom such shareholder proposes to nominate for election as a director, a brief description of any other business (including the text of any resolutions proposed for consideration, and in the event that such business includes a proposal to amend the Amended and Restated By-Laws, the text of the proposed amendment) and the reason for conducting such business at the meeting, the name of each person with whom the shareholder is acting in concert and any other information requested in our proposed Amended and Restated By-Laws, including any update or supplement described therein.

Filling Vacancies; Removal of Directors. Our proposed Restated Certificate of Incorporation and proposed Amended and Restated By-Laws will provide that any Board vacancy, including a vacancy resulting from an increase in the number of directors, may be filled solely by the affirmative vote of a majority of the directors then in office, even if less than a quorum of the Board exists. Additionally, our proposed Restated Certificate of Incorporation and our proposed Amended and Restated By-Laws will provide that no director of our Board may be removed from office without cause. These provisions will make it more difficult for shareholders to take an action opposed by our Board.

New York Anti-Takeover Statute

Section 912 of the New York Business Corporation Law generally provides that a New York corporation may not engage in a business combination with an interested shareholder for a period of five years following the interested shareholder’s becoming such. Such a business combination would be permitted where it is approved by the board of directors before the interested shareholder’s becoming such, or within 30 days thereafter, if a good faith proposal regarding a business combination is made in writing.

Covered business combinations include certain mergers and consolidations, dispositions of assets or stock, plans for liquidation or dissolution, reclassifications of securities, recapitalizations and similar transactions. An interested shareholder is generally a shareholder owning at least 20% of a corporation’s outstanding voting stock.

In addition, New York corporations may not engage at any time with any interested shareholder in a business combination other than: (i) a business combination approved by the board of directors before the stock acquisition, or where the acquisition of the stock had been approved by the board of directors before the stock acquisition; (ii) a business combination approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by the interested shareholder at a meeting for that purpose no earlier than five years after the stock acquisition; or (iii) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share that is paid by the interested shareholder and that meets certain other requirements. Pursuant to Section 912(d) of the New York Business Corporation Law, we will elect to opt out of these provisions, and the restrictions described above will not apply to any business combination involving Conduent.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Our Amended and Restated By-Laws will provide that except to the extent expressly prohibited by law, Conduent will indemnify any person, made or threatened to be made, a party in any civil or criminal action or proceeding, including an action or proceeding by or in the right of Conduent to procure a judgment in its favor or by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of Conduent served in any capacity at the request of Conduent, by reason of the fact that he or she, his or her testator or intestate is or was a director or officer of Conduent or serves or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys’ fees, incurred in connection with such action or proceeding, or any appeal therein; provided that no such indemnification shall be required with respect to any settlement unless Conduent shall have given its prior approval thereto. Such indemnification shall include the right to be paid advances of any expenses incurred by such person in connection with such action, suit or proceeding, consistent with the provisions of applicable law. In addition to the foregoing, Conduent will be authorized to extend rights to indemnification and advancement of expenses to such persons by (i) resolution of the shareholders, (ii) resolution of the directors or (iii) an agreement, to the extent not expressly prohibited by law.

Under Section 722 of the New York Business Corporation Law, a corporation may indemnify its directors and officers made, or threatened to be made, a party to any action or proceeding, except for shareholder derivative suits, if the director or officer acted in good faith, for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, and, in addition, in criminal proceedings had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify a director or officer if he or she acted in good faith for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action that is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such individual has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the individual is fairly and reasonably entitled to indemnity for the portion of the settlement amount and expenses as the court deems proper.

Any individual who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to Section 724 of the New York Business Corporation Law, any indemnification under the New York Business Corporation Law as described in the immediately preceding paragraph may be made only if, pursuant to Section 723 of the New York Business Corporation Law, indemnification is authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct by the disinterested directors if a quorum is available, or, if the quorum so directs or is unavailable, (i) the board of directors upon the written opinion of independent legal counsel or (ii) the shareholders.

The indemnification rights to be provided in our Amended and Restated By-Laws will not be exclusive of any other right to which persons seeking indemnification may otherwise be entitled.

As permitted by New York law, our Amended and Restated By-Laws will authorize us to purchase and maintain insurance to protect any director, officer, employee or agent against claims and liabilities that such persons may incur in such capacities.

Transfer Agent and Registrar

We have not yet determined whom the transfer agent and registrar for our common stock will be, but we expect to do so prior to the Spin-Off and will provide further information in an amendment to this Information Statement.

Icahn Agreement

Conduent is required to become a party to the letter agreement entered into between Xerox and the Icahn Group (as defined in such agreement) and filed as Exhibit 10(s) to Xerox’s Current Report on Form 8-K dated January 29, 2016 (the “Icahn Agreement”) prior to the Distribution. Among other things, the Icahn Agreement provides that (i) our Board will be annually elected; (ii) any “shareholder rights plan” adopted by our Board after the Distribution not ratified by shareholders within 135 days of its taking effect, will automatically expire; (iii) our shareholders will have the ability to call special meetings on the terms to be set forth in our governing documents at the request of holders of 20% of the outstanding shares of our common stock who meet certain requirements with respect to advance notice, required disclosures and permitted matters and other matters (except that business at such shareholder-called meetings will generally not include the removal or election of directors); (iv) except as required by law, our governing documents will not impose minimum voting requirements greater than a majority of the outstanding shares of our common stock; (v) we will schedule our first annual meeting of shareholders following the completion of the Spin-Off no later than the twelve-month anniversary of the completion of the Spin-Off; (vi) we will elect not to be governed by Section 912 of the New York Business Corporation Law; (vii) we will not adopt or approve change-of-control provisions in plans benefiting or agreements with directors, officers or employees (including equity plans and change-of-control severance agreements) with ownership triggers below 50%; (viii) Conduent will abide by certain procedures, specified in the Icahn Agreement, concerning diligence requests from certain over-bidders; and (ix) we will be incorporated under the laws of the State of New York. Our obligations with respect to the matters in clauses (iii) through (ix) of the immediately preceding sentence will only remain in place so long as the Icahn Group has beneficial ownership of at least 4.9% of the outstanding Voting Securities (as defined in the Icahn Agreement) of Conduent.

Listing

We intend to list our common stock on                      under the symbol “                    .”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that Xerox’s shareholders will receive in the Distribution as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Xerox Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of (loss) income, of comprehensive (loss) income, of changes in parent equity and of cash flows present fairly, in all material respects, the financial position of the Business Process Outsourcing (“BPO”) Business of Xerox Corporation (the “Company”) at December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in Note 1 to the combined financial statements, the BPO Business of Xerox Corporation changed the presentation and classification of deferred income taxes in 2015 in accordance with the adoption of the new accounting standard.

/S/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Stamford, Connecticut
June 30, 2016

BPO BUSINESS OF XEROX CORPORATION

COMBINED STATEMENTS OF (LOSS) INCOME

	Year Ended December 31,
(in millions)	2015	2014	2013
Revenues
Outsourcing	$6,609	$6,884	$6,830
Related party	53	54	49

Total Revenues	6,662	6,938	6,879

Costs and Expenses
Cost of outsourcing	5,937	5,758	5,604
Related party cost of services	40	42	36
Research and development	52	46	40
Selling, administrative and general	699	659	661
Restructuring and asset impairment charges	159	21	18
Amortization of intangible assets	250	250	240
Related party interest	61	107	109
Other expenses, net	38	45	(36)

Total Costs and Expenses	7,236	6,928	6,672

(Loss) Income Before Income Taxes	(574)	10	207
Income tax (benefit) expense	(238)	(24)	72

(Loss) Income from Continuing Operations	(336)	34	135
(Loss) Income from discontinued operations, net of tax	(78)	(115)	47

Net (Loss) Income	$(414)	$(81)	$182

The accompanying notes are an integral part of these Combined Financial Statements.

BPO BUSINESS OF XEROX CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Year Ended December 31,
(in millions)	2015	2014	2013
Net (Loss) Income	$(414)	$(81)	$182

Other Comprehensive (Loss) Income, Net(1):
Translation adjustments, net	(60)	(44)	(29)
Unrealized gains (losses), net	1	(2)	(2)
Changes in defined benefit plans, net	7	(25)	4

Other Comprehensive Loss, Net	(52)	(71)	(27)

Comprehensive (Loss) Income, Net	$(466)	$(152)	$155

(1)	Refer to Note 17—Other Comprehensive Loss for gross components of Other Comprehensive (Loss) Income, reclassification adjustments out of Accumulated Other Comprehensive Loss and related tax effects.

The accompanying notes are an integral part of these Combined Financial Statements.

BPO BUSINESS OF XEROX CORPORATION

COMBINED BALANCE SHEETS

	December 31,
(in millions)	2015	2014
Assets
Cash and cash equivalents	$140	$159
Accounts receivable, net	1,246	1,375
Assets of discontinued operations	—	1,260
Related party notes receivable	248	211
Other current assets	240	247

Total current assets	1,874	3,252
Land, buildings and equipment, net	280	291
Intangible assets, net	1,425	1,632
Goodwill	4,872	4,784
Other long-term assets	607	995

Total Assets	$9,058	$10,954

Liabilities and Net Parent Equity
Short-term debt and current portion of long-term debt	$24	$268
Related party notes payable	1,132	2,240
Accounts payable	264	242
Accrued compensation and benefits costs	249	253
Unearned income	227	230
Liabilities of discontinued operations	—	371
Other current liabilities	845	535

Total current liabilities	2,741	4,139
Long-term debt	37	43
Pension and other benefit liabilities	153	172
Deferred taxes	764	958
Other long-term liabilities	201	231

Total Liabilities	3,896	5,543

Commitments and Contingencies (See Note 15)

Net Parent Equity
Net parent investment	5,343	5,540
Accumulated other comprehensive loss	(181)	(129)

Total Net Parent Equity	5,162	5,411

Total Liabilities and Net Parent Equity	$9,058	$10,954

The accompanying notes are an integral part of these Combined Financial Statements.

BPO BUSINESS OF XEROX CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in millions)	2015	2014	2013
Cash Flows from Operating Activities:
Net (loss) income	$(414)	$(81)	$182
Adjustments required to reconcile net (loss) income to cash flows from operating activities:
Depreciation and amortization	600	787	734
Provision for receivables	4	3	3
Deferred tax (benefit) expense	(115)	(123)	23
Net loss (gain) on sales of businesses and assets	100	183	(24)
Stock-based compensation	19	28	24
Restructuring and asset impairment charges	159	23	19
Payments for restructurings	(19)	(23)	(30)
Contributions to defined benefit pension plans	(8)	(15)	(16)
Decrease (increase) in accounts receivable	239	(44)	(203)
Increase in other current and long-term assets	(86)	(168)	(208)
Increase (decrease) in accounts payable and accrued compensation	22	—	(141)
Increase in other current and long-term liabilities	228	57	65
Net change in income tax assets and liabilities	(236)	38	(49)

Net cash provided by operating activities	493	665	379

Cash Flows from Investing Activities:
Cost of additions to land, buildings and equipment	(167)	(249)	(240)
Proceeds from sales of land, buildings and equipment	1	1	40
Cost of additions to internal use software	(27)	(27)	(48)
Proceeds from sale of businesses	939	16	1
Acquisitions, net of cash acquired	(197)	(306)	(31)
Net (payments) proceeds on related party notes receivable	(37)	22	(20)
Other investing, net	2	(4)	(2)

Net cash provided by (used in) investing activities	514	(547)	(300)

Cash Flows from Financing Activities:
Net proceeds on debt	36	112	84
Net payments on debt	(293)	(76)	(58)
Net payments on related party notes payable	(91)	(90)	(82)
Net transfers to parent	(672)	(36)	(11)
Excess tax benefits from stock-based compensation	6	10	2
Other financing	(1)	(10)	(1)

Net cash used in financing activities	(1,015)	(90)	(66)

Effect of exchange rate changes on cash and cash equivalents	(11)	(8)	(1)

(Decrease) increase in cash and cash equivalents	(19)	20	12
Cash and cash equivalents at beginning of year	159	139	127

Cash and Cash Equivalents at End of Year	$140	$159	$139

The accompanying notes are an integral part of these Combined Financial Statements.

BPO BUSINESS OF XEROX CORPORATION

COMBINED STATEMENTS OF CHANGES IN PARENT EQUITY

(in millions)	Net Parent Investment	Accumulated Other Comprehensive Loss	Total Net Parent Equity
Balance at December 31, 2012	$5,439	$(31)	$5,408
Net income	182	—	182
Translation adjustments, net	—	(29)	(29)
Unrealized loss, net	—	(2)	(2)
Changes in defined benefit plans, net	—	4	4
Net transfers from parent	16	—	16

Balance at December 31, 2013	$5,637	$(58)	$5,579

Net loss	(81)	—	(81)
Translation adjustments, net	—	(44)	(44)
Unrealized loss, net	—	(2)	(2)
Changes in defined benefit plans, net	—	(25)	(25)
Net transfers to parent	(16)	—	(16)

Balance at December 31, 2014	$5,540	$(129)	$5,411

Net loss	(414)	—	(414)
Translation adjustments, net	—	(60)	(60)
Unrealized gains, net	—	1	1
Changes in defined benefit plans, net	—	7	7
Net transfers from parent	217	—	217

Balance at December 31, 2015	$5,343	$(181)	$5,162

The accompanying notes are an integral part of these Combined Financial Statements.

BPO BUSINESS OF XEROX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(in millions, except where otherwise noted)

Note 1—Basis of Presentation and Summary of Significant Accounting Policies

The Proposed Transaction

On January 29, 2016, Xerox Corporation (Xerox or Parent) announced plans for the complete legal and structural separation of the businesses constituting Xerox’s business processing outsourcing business and related operations (BPO Business) from Xerox. To effect the separation, Xerox will first undertake a series of internal transactions, following which Conduent Incorporated will hold, directly or through its subsidiaries, the BPO Business. The separation will be completed by way of a pro rata distribution of Conduent Incorporated shares held by Xerox to Xerox’s shareholders.

In these Combined Financial Statements, unless the context otherwise requires:

•	“We,” “our” and “us” refer to Xerox’s Business Processing Outsourcing business and related operations, and

•	“Spin-Off” refers to the transaction in which we will be separated from Xerox.

Completion of the Spin-Off is subject to the satisfaction or waiver of a number of conditions. In addition, Xerox has the right not to complete the Spin-Off if, at any time, Xerox’s board of directors determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Xerox or its shareholders, or is otherwise not advisable.

Description of Business

We are a $6.7 billion global enterprise and a leading provider of business process services with expertise in transaction-intensive processing, analytics and automation. We serve as a trusted business partner in both the front office and back office, enabling personalized, seamless interactions on a massive scale that improve end-user experience. We create value for our commercial and government clients by applying our expertise, technology and innovation to help them drive customer and constituent satisfaction and loyalty, increase process efficiency and respond rapidly to changing market dynamics. Our portfolio includes industry-focused service offerings in attractive growth markets such as healthcare and transportation, as well as multi-industry service offerings such as transaction processing, customer care and payment services.

Basis of Presentation

The Combined Financial Statements of the BPO Business have been derived from the Consolidated Financial Statements and accounting records of Xerox as if the BPO Business operated on a standalone basis during the periods presented and were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and pursuant to the rules and regulations of the SEC. Historically, the BPO Business consisted of the Business Processing Outsourcing Operating segment within Xerox’s reportable Services segment and did not operate as a separate, standalone company. Accordingly, Xerox has reported the financial position and the related results of operations, cash flows and changes in equity of the BPO Business in Xerox’s Consolidated Financial Statements.

As the separate legal entities and divisions that make up the BPO Business were not historically held by a single legal entity, Total Net Parent Equity is shown in lieu of shareholder’s equity in the Combined Financial Statements. Balances between the BPO Business and Xerox that were not historically settled in cash are included in Net Parent Investment. Net Parent Investment represents Xerox’s interest in the recorded assets of the BPO Business and represents the cumulative investment by Xerox in the BPO Business through the dates presented, inclusive of operating results.

The Combined Financial Statements include the historical basis of assets, liabilities, revenues, and expenses of the individual businesses of Xerox’s historical BPO Business including the joint ventures and partnerships over which the BPO Business has a controlling financial interest. The BPO Business uses the equity method to account for investments in business entities that it does not control if it is otherwise able to exercise significant influence over the entities operating and financial policies (generally 20% to 50% ownership). The Combined Financial Statements include certain assets and liabilities that are held by Xerox that are specifically identifiable or otherwise attributable to the BPO Business. All intercompany transactions and balances within the BPO Business have been eliminated.

Cash is managed centrally through bank accounts controlled and maintained by Xerox. Accordingly, cash and cash equivalents held by Xerox at the corporate level were not attributable to the BPO Business for any of the periods presented. Only cash amounts specifically attributable to the BPO Business are reflected in the Combined Balance Sheets. Transfers of cash, both to and from Xerox’s centralized cash management system, are reflected as a component of Net Parent Investment in the Combined Balance Sheets and as a financing activity on the accompanying Combined Statements of Cash Flows. Historically, the BPO Business received or provided funding as part of Xerox’s centralized treasury program.

Third-party debt obligations of Xerox and the corresponding financing costs related to those debt obligations, specifically those that relate to senior notes, term loans, commercial paper obligations and revolving credit facilities, have not been attributed to the BPO Business, as the BPO Business was not the legal obligor on the debt. The only third-party debt obligations included in these Combined Financial Statements are those for which the legal obligor is a legal entity within the BPO Business.

During the periods presented, the BPO Business functioned as part of the larger group of companies controlled by Xerox. Accordingly, Xerox performed certain corporate overhead functions for the BPO Business. Therefore, certain corporate costs, including compensation costs for corporate employees supporting the BPO Business, have been allocated from Xerox. These allocated costs are for corporate functions including, but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology and other shared services, which are not provided at the BPO Business level. Where possible, these costs were allocated based on direct usage, with the remainder allocated on a basis of cost, headcount, or other measures we have determined as reasonable. The Combined Financial Statements do not necessarily include all the expenses that would have been incurred or held by the BPO Business had it been a separate, standalone company. We expect to incur additional expenses as a separate, standalone publicly-traded company. It is not practicable to estimate actual costs that would have been incurred had the BPO Business been a separate standalone company during the periods presented. Allocations for management costs and corporate support services provided to the BPO Business totaled $170, $175 and $173 for the three years ended December 31, 2015.

The management of the BPO Business believes the assumptions underlying the Combined Financial Statements, including the assumptions regarding the allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the BPO Business during the periods presented. Nevertheless, the Combined Financial Statements may not be indicative of the BPO Business’s future performance, and do not necessarily include all of the actual expenses that would have been incurred by the BPO Business and may not reflect the results of operations, financial position, and cash flows of the BPO Business had the BPO Business been a separate, standalone company during the periods presented.

Operations of the BPO Business are included in the consolidated U.S. federal, and certain state and local and foreign income tax returns filed by Xerox, where applicable. The BPO Business also files certain separate state and local and foreign income tax returns. Income tax expense and other income tax related information contained in the Combined Financial Statements are presented on a separate return basis as if the BPO Business filed its own tax returns. The income taxes of the BPO Business as presented in the Combined Financial Statements may not be indicative of the income taxes that the BPO Business will generate in the future. In jurisdictions where the BPO Business has been included in the tax returns filed by Xerox, any income taxes payable resulting from the related income tax provisions have been reflected in the balance sheet within “Net Parent Investment.”

For convenience and ease of reference, we refer to the financial statement caption “(Loss) Income Before Income Taxes” as “pre-tax (loss) income” throughout the Notes to the Combined Financial Statements.

Discontinued Operations

In 2014, we announced an agreement to sell our Information Technology Outsourcing (ITO) business to Atos SE (Atos). As a result of this agreement, we reported the ITO business as held for sale and a Discontinued Operation up through its date of sale on June 30, 2015. In 2014 we also completed the disposal of Truckload Management Services (TMS) which was also reported as a Discontinued Operation. All prior period results have been reclassified to conform to the presentation of these businesses as Discontinued Operations. Refer to Note 4 – Divestitures for additional information regarding Discontinued Operations.

Use of Estimates

The preparation of our Combined Financial Statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our Combined Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Our estimates are based on management’s best knowledge of current events, historical experience, actions that we may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results may be different from these estimates.

The following table summarizes certain costs and expenses of a recurring nature that require management estimates for the three years ended December 31, 2015:

	Year Ended December 31,
Expense/(Income)	2015	2014	2013
Corporate allocations	$170	$175	$173
Provisions for restructuring and asset impairments – continuing operations	159	21	18
Provisions for restructuring and asset impairments – discontinued operations	—	2	1
Provision for receivables	4	3	3
Provisions for litigation and regulatory matters	18	38	—
Depreciation of buildings and equipment(1)	126	145	145
Amortization of internal use software(1)	51	52	52
Amortization of product software	65	58	39
Amortization of acquired intangible assets(1)	250	250	240
Amortization of customer contract costs(1)	108	122	100
Income tax (benefit) expense – continuing operations	(238)	(24)	72
Income tax expense – discontinued operations	81	7	25

(1)	Excludes amounts related to our ITO business, which was reported as a Discontinued Operation through its date of sale on June 30, 2015. Refer to Note 4 – Divestitures for additional information regarding this sale.

Changes in Estimates

In the ordinary course of accounting for the items discussed above, we make changes in estimates as appropriate and as we become aware of new or revised circumstances surrounding those estimates. Such changes and refinements in estimation methodologies are reflected in reported results of operations in the period in which the changes are made and, if material, their effects are disclosed in the Notes to the Combined Financial Statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

New Accounting Standards and Accounting Changes

Except for the Accounting Standard Updates (ASU’s) discussed below, the new ASU’s issued by the FASB through December 31, 2015, did not have a significant impact on the BPO Business.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for our fiscal year beginning January 1, 2018, with early adoption permitted for fiscal years beginning January 1, 2017. The standard will be adopted using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. We are evaluating the impact of our pending adoption of ASU 2014-09 on our Combined Financial Statements.

Accounting for Income Taxes: Balance Sheet Presentation of Deferred Taxes

In November 2015, the FASB issued ASU 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes. This update, which simplifies the presentation of deferred income taxes, requires that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. As allowed by the update, we early adopted ASU 2015-17 effective December 31, 2015 on a prospective basis. Adoption of this update resulted in a reclassification of our net current deferred tax assets and liabilities to the net non-current deferred tax assets and liabilities in our Combined Balance Sheet as of December 31, 2015. Prior periods were not retrospectively adjusted. The current requirement that deferred tax liabilities and assets of a tax-paying component (jurisdiction) of an entity be offset and presented as a single amount is not affected by this update.

Discontinued Operations

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The update changes the requirements for reporting discontinued operations in Subtopic 205-20. A discontinued operation may include a component of an entity or a group of components of an entity, or a business. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business or a major equity method investment. Additionally, the update requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income and expenses of discontinued operations. This update was effective prospectively for our fiscal year beginning January 1, 2015. The standard primarily involves presentation and disclosure and, therefore, is not expected to have a material impact on our financial condition, results of operations or cash flows.

Service Concession Arrangements

In January 2014, the FASB issued ASU 2014-05, Service Concession Arrangements (Topic 853). This update specifies that an entity should not account for a service concession arrangement within the scope of this update as a lease in accordance with Topic 840, Leases. The update was effective for our fiscal year beginning January 1, 2015. The adoption of this standard did not have a material effect on our financial condition, results of operation or cash flows.

Other Updates

In 2015 and 2014, the FASB also issued the following Accounting Standards Updates which are not expected to have a material impact on our financial condition, results of operations or cash flows when adopted in future periods. Those updates are as follows:

•	Business Combinations: ASU 2015-16, Accounting for Measurement Period Adjustments in a Business Combination, which is effective for our fiscal year beginning January 1, 2016.

•	Fair Value Measurements: ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent), which is effective for our fiscal year beginning January 1, 2016.

•	Intangibles – Goodwill and Other – Internal Use Software: ASU 2015-05, Intangibles-Goodwill and Other-Internal Use Software – Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which is effective for our fiscal year beginning January 1, 2016.

•	Interest: ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which is effective for our fiscal year beginning January 1, 2016.

•	Consolidation: ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This update is effective for our fiscal year beginning January 1, 2016 with early adoption permitted, and is applied on a modified retrospective basis.

•	Derivatives and Hedging: ASU 2014-16, Derivatives and Hedging (Topic 815) – Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity, which is effective for our fiscal year beginning January 1, 2016.

•	Disclosures of Going Concern Uncertainties: ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40); Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which is effective for our fiscal year ending December 31, 2016.

•	Stock Compensation: ASU 2014-12, Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide that a Performance Target Could be Achieved after the Requisite Service Period, which is effective for our fiscal year beginning January 1, 2016.

Summary of Accounting Policies

Revenue Recognition

We primarily generate revenue through services. Revenue is recognized when it is realized or realizable and earned. We consider revenue realized or realizable and earned when we have persuasive evidence of an arrangement, delivery has occurred, the transaction price is fixed or determinable and collectibility is reasonably assured. Delivery does not occur until services have been provided to the customer, risk of loss has transferred to the customer, and either customer acceptance has been obtained, customer acceptance provisions have lapsed, or the company has objective evidence that the criteria specified in the customer acceptance provisions have been satisfied. The transaction price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

Outsourcing Services: Revenues associated with outsourcing services are generally recognized as services are rendered, which is generally on the basis of the number of accounts or transactions processed. In service arrangements where final acceptance of a system or solution by the customer is required, revenue is deferred until all acceptance criteria have been met. Revenues on cost reimbursable contracts are recognized by applying an estimated factor to costs as incurred, determined by the contract provisions and prior experience. Revenues on unit-price contracts are recognized at the contractual selling prices as work is completed and accepted by the customer. Revenues on time and material contracts are recognized at the contractual rates as the labor hours and direct expenses are incurred.

Revenues on certain fixed price contracts where we provide system development and implementation services are recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract using the percentage-of-completion accounting methodology. These services require that we perform significant, extensive and complex design, development, modification or implementation of our customers’ systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with the agreement.

The percentage-of-completion methodology involves recognizing probable and reasonably estimable revenue using the percentage of services completed, on a current cumulative cost to estimated total cost basis, using a reasonably consistent profit margin over the period.

Revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are deferred until the related services are provided. We recognize revenues for non-refundable, upfront implementation fees on a straight-line basis over the period between the initiation of the ongoing services through the end of the contract term.

In connection with our services arrangements, we incur and capitalize costs to originate these long-term contracts and to perform the migration, transition and setup activities necessary to enable us to perform under the terms of the arrangement. Certain initial direct costs of an arrangement are capitalized and amortized over the contractual service period of the arrangement to cost of services. From time to time, we also provide inducements to customers in various forms, including contractual credits, which are capitalized and amortized as a reduction of revenue over the term of the contract.

Spending associated with customer-related deferred set-up/transition and inducement costs for the three years ended December 31, 2015 were as follows:

	Year Ended December 31,
	2015	2014	2013
Set-up/transition and inducement expenditures	$65	$81	$108

The net capitalized amount of customer contract costs at December 31, 2015 and 2014 were as follows:

	Year Ended December 31,
	2015	2014
Capitalized customer contract costs, net(1)	$170	$213

(1)	The balance at December 31, 2015 of $170 is expected to be amortized over a weighted average period of approximately 8 years, and amortization expense in 2016 is expected to be approximately $72.

Long-lived assets used in the fulfillment of the arrangements are capitalized and depreciated over the shorter of their useful life or the term of the contract if an asset is contract specific.

Equipment and Software: Our outsourcing services contracts may also include the sale of equipment and software that does not require significant modification. Revenues from the sale of equipment are generally recognized at the time of sale and delivery to the customer. Software sold in connection with our outsourcing services is accounted for as a separate deliverable or element. In most cases, these software products include software maintenance as well as unspecified upgrades or enhancements on a when-and-if-available basis. Revenue allocated to software is normally recognized upon delivery while revenue allocated to the software maintenance element is recognized ratably over the term of the arrangement.

Other Revenue Recognition Policies

Multiple Element Arrangements: As described above, we enter into the following revenue arrangements that may consist of multiple deliverables including contracts for multiple types of outsourcing services, as well as professional and value-added services. For instance, we may contract for an implementation or development project and also provide services to operate the system which we implement or develop over a period of time; or we may contract to scan, manage and store customer documents.

In substantially all of our multiple element arrangements, we are able to separate the deliverables since we normally will meet both of the following criteria:

•	The delivered item(s) has value to the customer on a stand-alone basis; and

•	If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control.

Consideration in a multiple-element arrangement is allocated at the inception of the arrangement to all deliverables on the basis of the relative selling price. When applying the relative selling price method, the selling price for each deliverable is primarily determined based on Vendor-Specific Objective Evidence or third-party evidence (TPE) of the selling price. The above noted revenue recognition policies are then applied to each separated deliverable, as applicable.

Revenue Reporting: Revenue from sales of third-party vendor products or services is recorded net of costs when the company is acting as an agent between the customer and the vendor or supplier, and gross when the company is a principal to the transaction. Several factors are considered to determine whether the company is an agent or principal, most notably whether the company is the primary obligor to the customer, or has inventory risk. Consideration is also given to whether the company adds meaningful value to the vendor’s product or service, was involved in the selection of the vendor’s product or service, has latitude in establishing the sales price or has credit risk.

Revenue-based Taxes: We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. The primary revenue-based taxes are sales tax and value-added tax (VAT).

Other Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, including money market funds, and investments with original maturities of three months or less.

Receivable Sales

We transfer certain portions of our receivable portfolios to third parties and normally account for those transfers as sales based on meeting the criteria for derecognition in accordance with ASC Topic 860 “Transfer and Servicing” of Financial Assets. The loss on the sale of receivables depends, in part, on both (a) the cash proceeds and (b) the net non-cash proceeds received or paid. Refer to Note 5—Accounts Receivable, Net for more details on our receivable sales.

Land, Buildings and Equipment and Equipment on Operating Leases

Land, buildings and equipment are recorded at cost. Buildings and equipment are depreciated over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life. Equipment on operating leases is depreciated to estimated salvage value over the lease term. Depreciation is computed using the straight-line method. Significant improvements are capitalized and maintenance and repairs are expensed. Refer to Note 6—Land, Buildings, Equipment and Software, Net for further discussion.

Software—Internal Use and Product

We capitalize direct costs associated with developing, purchasing or otherwise acquiring software for internal use and amortize these costs on a straight-line basis over the expected useful life of the software, beginning when the software is implemented (Internal Use Software). Costs incurred for upgrades and enhancements that will not result in additional functionality are expensed as incurred. Amounts expended for Internal Use Software are included in Cash Flows from Investing.

We also capitalize certain costs related to the development of software solutions to be sold to our customers upon reaching technological feasibility (Product Software). These costs are amortized on a straight-line basis over the estimated economic life of the software. Amounts expended for Product Software are included in Cash Flows from Operations. We perform periodic reviews to ensure that unamortized Product Software costs remain recoverable from estimated future operating profits (net realizable value or NRV). Costs to support or service licensed software are charged to Costs of services as incurred.

Refer to Note 6—Land, Buildings, Equipment and Software, Net for further information.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of acquired net assets in a business combination, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired businesses and the company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. Goodwill is not amortized, but rather is tested for impairment annually, or more frequently if an event or circumstance indicates that an impairment loss may have been incurred.

Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (a “component”) if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component.

When testing goodwill for impairment, we may assess qualitative factors for some or all of our reporting units to determine whether it is more-likely-than-not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, we may bypass this qualitative assessment for some or all of our reporting units and perform a detailed quantitative test of impairment (Step 1). If we perform the detailed quantitative impairment test and the carrying amount of the reporting unit exceeds its fair value, we would perform an analysis (Step 2) to measure such impairment. In 2015, we elected to proceed to the quantitative assessment of the recoverability of our goodwill balances for each of our reporting units in performing our annual impairment test. Based on our quantitative assessments, we concluded that the fair values of each of our reporting units in 2015 exceeded their carrying values, and no impairments were identified.

Other intangible assets primarily consist of assets obtained in connection with business acquisitions, including installed customer base and distribution network relationships, patents on existing technology and trademarks. We apply an impairment evaluation whenever events or changes in business circumstances indicate that the carrying value of our intangible assets may not be recoverable. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. We believe that the straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained annually by the BPO Business.

Refer to Note 7—Goodwill and Intangible Assets, Net for further information.

Impairment of Long-Lived Assets

We review the recoverability of our long-lived assets, including buildings, equipment, internal use software and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. Our primary measure of fair value is based on discounted cash flows.

Pension Obligations

We sponsor various forms of defined benefit pension plans in several countries covering employees who meet eligibility requirements. We employ a delayed recognition feature in measuring the costs associated with our pension benefit plans. This requires changes in the benefit obligations and changes in the value of assets set aside to meet those obligations to be recognized not as they occur, but systematically and gradually over subsequent periods. All changes are ultimately recognized as components of net periodic benefit cost, except to the extent they may be offset by subsequent changes. At any point, changes that have been identified and quantified but not recognized as components of net periodic benefit cost, are recognized in Accumulated Other Comprehensive Loss, net of tax.

Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension plans. These factors include assumptions we make about the discount rate, expected return on plan assets, the rate of future compensation increases and mortality. In calculating the expected return on the plan asset component of our net periodic pension cost, we apply our estimate of the long-term rate of return on the plan assets that support our pension obligations.

The expected rate of return on plan assets is the long-term rate of return we expect to earn on plan assets. When estimating the expected rate of return, in addition to assessing recent performance, we consider the historical returns earned on plan assets, the rates of return expected in the future, particularly in light of current economic conditions, and our investment strategy and asset mix with respect to the plans’ funds. The expected rate of return on plan assets is reviewed annually and revised, as necessary, to reflect changes in financial markets and our investment strategy.

The discount rate is used to present value our future anticipated benefit obligations. The discount rate reflects the current rate at which benefit liabilities could be effectively settled considering the timing of expected payments for plan participants. In estimating our discount rate, we consider rates of return on high-quality fixed-income investments adjusted to eliminate the effects of call provisions, as well as the expected timing of pension and other benefit payments.

Each year, the difference between the actual return on plan assets and the expected return on plan assets, as well as increases or decreases in the benefit obligation as a result of changes in the discount rate and other actuarial assumptions, are added to or subtracted from any cumulative actuarial gain or loss from prior years. This amount is the net actuarial gain or loss recognized in Accumulated other comprehensive loss. We amortize net actuarial gains and losses as a component of net pension cost for a year if, as of the beginning of the year, that net gain or loss (excluding asset gains or losses that have not been recognized in market-related value) exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets (the “corridor” method). This determination is made on a plan-by-plan basis. If amortization is required for a particular plan, we amortize the applicable net gain or loss in excess of the 10% threshold on a straight-line basis in net periodic pension cost over the remaining service period of the employees participating in that pension plan. In plans where substantially all participants are inactive, the amortization period for the excess is the average remaining life expectancy of the plan participants.

Refer to Note 13—Employee Benefit Plans for further information regarding our Pension Obligations.

Income Taxes

Income taxes are recorded based on amounts refundable or payable and include the results of any difference between U.S. GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. We estimate deferred tax assets and liabilities based on current tax laws, regulations and rates. Changes in tax laws, regulations and rates may affect recorded deferred tax assets and liabilities in the future.

Management establishes valuation allowances on deferred tax assets when it is determined “more-likely-than-not” that some portion or all of the deferred tax assets may not be realized. Management considers positive and negative evidence in evaluating the ability of the BPO Business to realize its deferred tax assets, including its historical results and forecasts of future ability to realize its deferred tax assets, including projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies.

We are subject to ongoing tax examinations and assessments in various jurisdictions. The BPO Business has unrecognized tax benefits for uncertain tax positions. The BPO Business follows U.S. GAAP which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Our ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can materially increase or decrease our effective tax rate, as well as impact our operating results.

Refer to Note 14—Income and Other Taxes for further discussion.

Foreign Currency Translation and Re-measurement

The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange and income, expense and cash flow items are translated at average exchange rates for the applicable period. The translation adjustments are recorded in Accumulated other comprehensive loss.

The U.S. Dollar is used as the functional currency for certain foreign subsidiaries that conduct their business in U.S. Dollars. A combination of current and historical exchange rates is used in re-measuring the local currency transactions of these subsidiaries and the resulting exchange adjustments are recorded in Currency (gains) and losses within Other expenses, net together with other foreign currency remeasurements.

Note 2—Segment Reporting

Our reportable segments correspond to how we organize and manage the business and are aligned to the industries in which our clients operate. All of our segments involve the delivery of business process services and include service arrangements where we manage a customer’s business activity or process. We report our financial performance based on the following three primary reportable segments:

•	Commercial Industries

•	Healthcare

•	Public Sector

Commercial Industries: Our Commercial Industries segment provides business process services and customized solutions to clients in a variety of industries (other than healthcare). Across the Commercial Industries segment, we deliver end-to-end business-to-business and business-to-customer services that enable our clients to optimize their key processes. Our multi-industry competencies include customer care, human resource management and finance and accounting services. These services are complemented by innovative industry-specific services such as personalized product information for the automotive industry; digitized source-to-pay solutions for clients in the manufacturing industry; customer experience and marketing services for clients in the retail industry; mortgage and consumer loan processing for clients in the financial services industry and customized workforce learning solutions for clients in the aerospace industry.

Healthcare: Our Healthcare segment provides industry-centric business process services to clients across the healthcare industry, including providers, payers, employers, pharmaceutical and life science companies and government agencies. Through this segment we offer innovative services and subject matter expertise to clients across the healthcare industry, including providers, payers, employers, pharmaceutical and life science companies and government agencies. We strive to enable our healthcare clients to focus on improving the patient care experience, lowering total costs and enabling better long-term health outcomes.

Public Sector: Our Public Sector segment provides government-centric business process services to U.S. federal, state and local and foreign governments for transportation, public assistance, program administration, transaction processing and payment services.

Other: Other includes our Government Health Enterprise Medicaid Platform business, where we are limiting our focus to implementing and maintaining systems for our current Health Enterprise clients, and our Student Loan business, which is in run-off. Other also includes non-allocated expenses as well as inter-segment eliminations.

Selected financial information for our reportable segments is as follows:

	Year Ended December 31,
	Commercial Industries	Healthcare	Public Sector	Other(1)	Total
2015
Revenue	$2,822	$1,746	$1,723	$318	$6,609
Related party revenue	51	2	—	—	53
Inter-segment revenue	23	2	4	(29)	—

Total Segment Revenue	$2,896	$1,750	$1,727	$289	$6,662

Depreciation and amortization(2)	$119	$64	$84	$83	$350
Segment profit (loss)	69	157	200	(489)	(63)

2014
Revenue	$2,881	$1,738	$1,763	$502	$6,884
Related party revenue	51	3	—	—	54
Inter-segment revenue	21	2	4	(27)	—

Total Segment Revenue	$2,953	$1,743	$1,767	$475	$6,938

Depreciation and amortization(2)	$126	$101	$79	$71	$377
Segment profit (loss)	152	138	206	(49)	447

2013
Revenue	$2,737	$1,695	$1,771	$627	$6,830
Related party revenue	47	2	—	—	49
Inter-segment revenue	87	12	9	(108)	—

Total Segment Revenue	$2,871	$1,709	$1,780	$519	$6,879

Depreciation and amortization(2)	$122	$78	$65	$71	$336
Segment profit	168	122	225	23	538

(1)	Other results for 2015 include a charge of $389 related to our Health Enterprise platform implementations in California and Montana. $116 of the charge was recorded as a reduction to revenues and the remainder of $273 was recorded to Cost of outsourcing.
(2)	Depreciation and amortization excludes amortization of intangible assets—see reconciliation below for amounts—as well as depreciation and amortization associated with Discontinued Operations. Refer to Note 4—Divestitures for amounts.

The following is a reconciliation of segment (loss) profit to pre-tax (loss) income:

	Year Ended December 31,
Segment (Loss) Profit Reconciliation to Pre-tax (Loss) Income	2015	2014	2013
Total Segment (Loss) Profit	$(63)	$447	$538
Reconciling items:
Amortization of intangible assets	(250)	(250)	(240)
Restructuring and related costs(1)	(162)	(35)	(18)
Related party interest	(61)	(107)	(109)
Other expenses, net	(38)	(45)	36

Pre-tax (Loss) Income	$(574)	$10	$207

(1)	Restructuring and asset impairment charges were $159, $21 and $18 for the years ended December 31, 2015, 2014 and 2013, respectively, and Business transformation costs were $3 and $14 for the years ended December 31, 2015 and 2014, respectively. Business transformation costs represent incremental costs incurred directly in support of our business transformation and restructuring initiatives such as compensation costs for overlapping staff, consulting costs and training costs. Business transformation costs were not applicable in 2013.

Geographic area data is based upon the location of the subsidiary reporting the revenue or long-lived assets and is as follows for the three years ended December 31:

	Revenues			Long-Lived Assets(1)
	2015	2014	2013	2015	2014
United States	$5,166	$5,210	$5,342	$393	$576
Europe	797	955	804	42	70
Other areas	699	773	733	71	83

Total Revenues and Long-Lived Assets	$6,662	$6,938	$6,879	$506	$729

(1)	Long-lived assets are comprised of (i) Land, buildings and equipment, net, (ii) Internal use software, net and (iii) Product software, net.

Note 3—Acquisitions

2015 Acquisitions

In September 2015, we acquired RSA Medical LLC (RSA Medical), for approximately $141 in cash. RSA Medical is a leading provider of health assessment and risk management for members interacting with health and life insurance companies. The acquisition of RSA Medical expands our portfolio of healthcare service offerings to payers and life insurers, using predictive analytics to enhance member outreach services aimed at improving overall population health. RSA Medical is included in our Healthcare segment. The purchase price adjustment for this acquisition has not been finalized.

In September 2015, we acquired inVentive Patient Access Solutions (iPAS), an inVentiv Health company, for approximately $15 in cash. This acquisition expands our portfolio of pharmaceutical services with an offering to help pharmaceutical companies drive product adoption and support patients in minimizing and eliminating financial and reimbursement hurdles. iPAS is included in our Healthcare segment. The purchase price adjustment for this acquisition has not been finalized.

In May 2015, we acquired Healthy Communities Institute Corporation (HCI), for approximately $13 in cash. HCI provides a leading cloud platform that puts socioeconomic and community health information at the fingertips of hospitals, public health agencies and community coalitions. HCI is included in our Healthcare segment.

In January 2015, we acquired Intellinex LLC (Intellinex), formerly Intrepid Learning Solutions, Inc., for $28 in cash. Intellinex provides outsourced learning services primarily in the aerospace manufacturing and technology industries. The acquisition of Intellinex solidifies our position as a leading provider of end-to-end outsourced learning services, and adds key vertical market expertise in the aerospace industry. Intellinex is included in our Commercial Industries segment.

2015 Summary

All of our 2015 acquisitions resulted in 100% ownership of the acquired companies. The operating results of the acquired companies described above are not material to our Combined Financial Statements and are included within our results from their respective acquisition dates. Our 2015 acquisitions contributed aggregate revenues of approximately $40 to our 2015 total revenues from their respective acquisition dates. The purchase prices for all acquisitions were primarily allocated to intangible assets and goodwill based on third-party valuations and management’s estimates. The primary elements that generated the goodwill are the value of synergies and the acquired assembled workforce. Approximately 60% of the goodwill recorded in 2015 is expected to be deductible for tax purposes. Refer to Note 7—Goodwill and Intangible Assets, Net for additional information.

The following table summarizes the purchase price allocations for our 2015 acquisitions as of the acquisition dates:

	Weighted- Average Life (Years)	Total 2015 Acquisitions
Accounts/finance receivables		$7
Intangible assets:
Customer relationships	9	44
Trademarks	3	1
Non-compete agreements	4	2
Software	4	7
Goodwill		145
Other assets		10

Total Assets Acquired		216
Liabilities assumed		(19)

Total Purchase Price		$197

2014 and 2013 Acquisitions

In September 2014, we acquired Consilience Software, Inc. (Consilience) for approximately $25 in cash. Consilience provides case management and workflow automation software solutions to the public sector. Consilience’s proprietary Maven Case Management software system uses data and process analytics to help government agencies extract more value from their information. The intelligent case management system automates workflows for document and labor-intensive processes and integrates previously siloed legacy systems for accelerated decision-making. Consilience is included in our Public Sector segment.

In May 2014, we acquired ISG Holdings, Inc. (ISG) for approximately $225 in cash. The acquisition of ISG enhances our Healthcare segment by providing a comprehensive workers’ compensation suite of offerings to the property and casualty sector. In addition, the acquisition expands our services to property and casualty insurance carriers, third-party administrators, managed care services providers, governments and self-administered employers who require comprehensive reviews of medical bills and implementation of care management plans stemming from workers’ compensation claims. ISG is included in our Healthcare segment.

In January 2014, we acquired Invoco Holding GmbH (Invoco), a German company, for approximately $54 (€40 million) in cash. The acquisition of Invoco expands our European customer care services and provides our global customers immediate access to German-language customer care services and provides Invoco’s existing customers access to our broad business process outsourcing capabilities. Invoco is included in our Commercial Industries segment.

In August 2013, we acquired CPAS Systems Inc. (CPAS), a Toronto-based company providing pension administration software to the private and public sectors, for approximately $12 in cash. CPAS software simplifies administration and recordkeeping for defined benefit, defined contribution and hybrid retirement savings plans as well as health, welfare and group life insurance premiums. CPAS is included in our Public Sector segment.

In May 2013, we acquired LearnSomething, Inc., a Tallahassee, Florida-based company, for approximately $13 in cash. LearnSomething, Inc. is the leading provider of custom e-learning solutions and consumer education for the food, drug and healthcare industries. LearnSomething is included in our Healthcare segment.

We acquired one additional business in both 2014 and 2013 for $2 and $6, respectively, in cash, primarily related to customer care and software to support our service offerings.

2014 and 2013 Summary

All of our 2014 and 2013 acquisitions resulted in 100% ownership of the acquired companies. The operating results of the 2014 and 2013 acquisitions described above were not material to our Combined Financial Statements and were included within our results from the respective acquisition dates. The purchase prices for all acquisitions were primarily allocated to intangible assets and goodwill based on third-party valuations and management’s estimates. Refer to Note 7—Goodwill and Intangible Assets, Net for additional information. Our 2014 acquisitions contributed aggregate revenues from their respective acquisition dates of approximately $183 and $130 to our 2015 and 2014 total revenues, respectively. Our 2013 acquisitions contributed aggregate revenues from their respective acquisition dates of approximately $14, $17 and $7 to our 2015, 2014 and 2013 total revenues, respectively.

Contingent Consideration

In connection with certain acquisitions, we are obligated to make contingent payments if specified contractual performance targets are achieved. Contingent consideration obligations are recorded at their respective fair value. As of December 31, 2015, the maximum aggregate amount of outstanding contingent obligations to former owners of acquired businesses was approximately $31, of which $25 was accrued representing the estimated fair value of this obligation.

Note 4—Divestitures

Information Technology Outsourcing (ITO)

In December 2014, Xerox announced an agreement to sell our ITO business to Atos and we began reporting it as a Discontinued Operation. All prior periods were accordingly revised to conform to this presentation. The sale was completed on June 30, 2015. The final sale price of approximately $940 ($930 net of cash sold) reflects closing adjustments, including an adjustment for changes in net asset values and additional proceeds for the condition of certain assets at the closing. Atos also assumed approximately $85 of capital lease obligations and pension liabilities. Net after-tax proceeds are estimated to be approximately $850, which reflects expected cash taxes as well as our transaction and transition costs associated with the disposal. The ITO business included approximately 9,600 employees in 42 countries, who were transferred to Atos upon closing.

In 2014, we recorded a net pre-tax loss of $181 related to the pending sale, reflecting the write-down of the carrying value of the ITO disposal group, inclusive of goodwill, to its estimated fair value less costs to sell. In 2015, we recorded an additional net pre-tax loss of $77 primarily at closing related to an adjustment of the sales price and related expenses associated with the disposal, as well as reserves for certain obligations and indemnifications we retained as part of the final closing negotiations. In addition, we recorded additional tax expense of $52 primarily related to the difference between the book basis and tax basis of allocated goodwill, which could only be recorded upon final disposal of the business.

In February 2016, we reached an agreement with Atos on the final adjustments to the closing balance of net assets sold as well as the settlement of certain indemnification claims, and recorded an additional pre-tax loss on the disposal in 2015 of $24 ($14 after-tax). The additional loss was recorded in 2015 as the 2015 financial statements had not yet been issued when the agreement was reached with Atos. In 2016, we paid Atos approximately $52, representing a $28 adjustment to the final sales price as a result of this agreement and a payment of $24 due from closing. The payment will be reflected in 2016 Investing cash flows as an adjustment of the sales proceeds.

Other Discontinued Operations

In May 2014, we sold our Truckload Management Services, Inc. (TMS) business for $15 and recorded a net pre-tax loss on disposal of $1. TMS provided document capture and submission solutions as well as campaign management, media buying and digital marketing services to the long haul trucking and transportation industry.

Summarized financial information for our Discontinued Operations is as follows:

	Year Ended December 31,
	2015			2014			2013
	ITO	TMS	Total	ITO	TMS	Total	ITO	TMS	Total
Revenues	$619	$—	$619	$1,320	$18	$1,338	$1,335	$45	$1,380

Income from operations(1),(2)	$104	$—	$104	$74	$—	$74	$70	$2	$72
Loss on disposal	(101)	—	(101)	(181)	(1)	(182)	—	—	—

Net income (loss) before income taxes	3	—	3	(107)	(1)	(108)	70	2	72
Income tax expense	(81)	—	(81)	(5)	(2)	(7)	(24)	(1)	(25)

(Loss) income from discontinued operations, net of tax	$(78)	$—	$(78)	$(112)	$(3)	$(115)	$46	$1	$47

(1)	ITO income from operations for the year ended December 31, 2015, excludes approximately $80 of depreciation and amortization expense (including $14 for intangible amortization) since the business was held for sale and reported as a Discontinued Operation.
(2)	ITO Income from operations for the year ended December 31, 2014, includes approximately $160 of depreciation and amortization expense (including $27 for intangible amortization).

The following is a summary of the major categories of assets and liabilities of the ITO business held for sale:

December 31, 2014
Accounts receivable, net	$213
Other current assets	146
Land, buildings and equipment, net	220
Intangible assets, net	197
Goodwill	337
Other long-term assets	147

Total Assets of Discontinued Operations	$1,260

Current portion of long-term debt	$31
Accounts payable	32
Accrued pension and benefit costs	9
Unearned income	64
Other current liabilities	112
Long-term debt	44
Pension and other benefit liabilities	25
Other long-term liabilities	54

Total Liabilities of Discontinued Operations	$371

The following is a summary of selected financial information of the ITO business for the three years ended December 31, 2015:

	Year Ended December 31,
	2015	2014	2013
Expenses:
Depreciation of buildings and equipment(1)	$—	$98	$99
Amortization of internal use software(1)	—	9	10
Amortization of acquired intangible assets(1)	—	27	27
Amortization of customer contract costs(1)	—	26	22
Operating lease rent expense	130	258	241
Defined contribution plans	4	8	7
Interest expense(2)	2	4	3

Expenditures:
Cost of additions to land, buildings and equipment	$41	$105	$99
Cost of additions to internal use software	1	2	4
Customer-related deferred set-up/transition and inducement costs	10	26	35

(1)	ITO income from operations for the year ended December 31, 2015, excludes approximately $80 of depreciation and amortization expense (including $14 for intangible amortization) since the business was held for sale and reported as a Discontinued Operation.
(2)	Interest expense is related to capital lease obligations, which were assumed by the purchaser of the ITO business.

Note 5—Accounts Receivable, Net

Accounts receivable, net were as follows:

	December 31,
	2015	2014
Amounts billed or billable	$963	$1,062
Unbilled amounts	289	319
Allowance for doubtful accounts	(6)	(6)

Accounts Receivable, Net	$1,246	$1,375

Unbilled amounts include amounts associated with percentage-of-completion accounting and other earned revenues not currently billable due to contractual provisions. Amounts to be invoiced in the subsequent month for current services provided are included in amounts billable, and at December 31, 2015 and 2014 were approximately $443 and $487, respectively.

We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment history and current creditworthiness. The allowance for uncollectible accounts receivables is determined principally on the basis of past collection experience as well as consideration of current economic conditions and changes in our customer collection trends.

Accounts Receivable Sales Arrangements

Accounts receivable sales arrangements are utilized in the normal course of business as part of our cash and liquidity management. We have facilities in the U.S. and Europe that enable us to sell certain accounts receivable without recourse to third-parties. The accounts receivables sold are generally short-term trade receivables with payment due dates of less than 60 days. Our arrangements involve the sale of our entire interest in groups of accounts receivable for cash.

Under the agreements, we continue to service the sold accounts receivable. A servicing liability is recorded for the estimated fair value of the servicing. The amounts associated with the servicing liability were not material.

Of the accounts receivables sold and derecognized from our balance sheet, $136 and $78 remained uncollected as of December 31, 2015 and 2014, respectively. Accounts receivable sales were as follows:

	Year Ended December 31,
	2015	2014	2013
Accounts receivable sales	$325	$343	$418
Estimated increase (decrease) to operating cash flows(1)	58	(4)	(27)

(1)	Represents the difference between current and prior year fourth quarter receivable sales adjusted for the effects of: (i) the deferred proceeds, (ii) collections prior to the end of the year and (iii) currency.

Note 6—Land, Buildings, Equipment and Software, Net

Land, buildings and equipment, net were as follows:

	Estimated Useful Lives (Years)	December 31,
		2015	2014
Land		$10	$10
Building and building equipment	25 to 50	28	27
Leasehold improvements	Varies	208	198
Office furniture and equipment	3 to 15	689	641
Other	4 to 20	3	3
Construction in progress		26	13

Subtotal		964	892

Accumulated depreciation		(684)	(601)

Land, Buildings and Equipment, Net		$280	$291

Depreciation expense and operating lease rent expense were as follows:

	Year Ended December 31,
	2015	2014	2013
Depreciation expense	$126	$145	$145
Operating lease expense	389	385	328

We lease buildings and equipment, substantially all of which are accounted for as operating leases. Certain leases were accounted for as capital leases and the remaining net book value of those assets, included in Land, Buildings and Equipment, Net, were approximately $57 and $55 at December 31, 2015 and 2014, respectively.

Future minimum operating lease commitments that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2015 were as follows:

2016	2017	2018	2019	2020	Thereafter
$238	$171	$107	$71	$43	$67

Internal Use and Product Software(1)

Additions to Internal Use and Product Software as well as year-end balances for these assets were as follows:

	Year Ended December 31,
Additions to:	2015	2014	2013
Internal use software	$27	$27	$48
Product software	19	23	26

	December 31,
Capitalized costs, net:	2015	2014
Internal use software	$119	$138
Product software	107	300

Useful lives of our internal use and product software generally vary from three to seven years.

Included within product software at December 31, 2015 and 2014 is $53 and $240, respectively, of capitalized costs associated with software system platforms developed for use in certain of our government services businesses. During 2015, as a result of our decision to discontinue certain future implementations of these software system platforms (Refocusing of Government Healthcare Business), we recorded impairment charges associated with these software platforms of approximately $160 ($14 was recorded in Cost of outsourcing and $146 was recorded in Restructuring and asset impairments). Our impairment review of the remaining balance at December 31, 2015 indicated that the costs would be recoverable from estimated future operating profits; however, those future operating profits are dependent on our ability to successfully complete existing contracts as well as obtain future contracts.

(1)	Balances included in Other Long-term assets, refer to Note 9—Supplementary Financial Information for additional information.

Note 7—Goodwill and Intangible Assets, Net

Goodwill

The following table presents the changes in the carrying amount of goodwill, by reportable segment:

	Commercial Industries	Healthcare	Public Sector	Total
Balance at December 31, 2013	$2,292	$1,010	$1,809	$5,111
Foreign currency translation	(29)	(13)	(20)	(62)
Acquisitions:
Invoco	39	—	—	39
ISG	—	166	—	166
Consilience	—	—	23	23
Other	2	—	—	2
Divestitures(1)	(365)	(40)	(90)	(495)

Balance at December 31, 2014	$1,939	$1,123	$1,722	$4,784
Foreign currency translation	(30)	(9)	(18)	(57)
Acquisitions:
RSA Medical	—	107	—	107
Intellinex	19	—	—	19
Healthy Communities Institute	—	12	—	12
Reclassification(2)	(61)	61	—	—
Other	—	7	—	7

Balance at December 31, 2015	$1,867	$1,301	$1,704	$4,872

(1)	Primarily represents goodwill related to our ITO business of $487, which was held for sale and reported as a Discontinued Operation through its date of sale on June 30, 2015. Refer to Note 4—Divestitures for additional information regarding this sale.
(2)	Represents the reclassification of certain Healthcare contracts from our Commercial Industries segment to our Healthcare segment.

Intangible Assets, Net

Net intangible assets were $1,425 at December 31, 2015 of which $579, $337 and $509 relate to our Commercial Industries, Healthcare and Public Sector segments, respectively. Intangible assets were comprised of the following:

		December 31, 2015			December 31, 2014
	Weighted Average Amortization	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Customer relationships	12 years	$2,927	$1,528	$1,399	$2,899	$1,297	$1,602
Trademarks	9 years	22	4	18	25	4	21
Technology, patents and non-compete	4 years	13	5	8	13	4	9

Total Intangible Assets		$2,962	$1,537	$1,425	$2,937	$1,305	$1,632

Amortization expense related to intangible assets was $250 for the years ended December 31, 2015 and 2014 and $240 for the year ended 2013. Excluding the impact of additional acquisitions, amortization expense is expected to approximate $256 in 2016 and 2017, $255 in 2018 and $254 in 2019 and 2020.

Note 8—Restructuring and Asset Impairment Charges

We engage in a series of restructuring programs related to downsizing our employee base, exiting certain activities, outsourcing certain internal functions and engaging in other actions designed to reduce our cost structure and improve productivity. These initiatives primarily consist of severance actions and impact all major geographies and segments. Management continues to evaluate our business, therefore, in future years, there may be additional provisions for new plan initiatives as well as changes in previously recorded estimates, as payments are made or actions are completed. Asset impairment charges were also incurred in connection with these restructuring actions for those assets sold, abandoned or made obsolete as a result of these programs.

Costs associated with restructuring, including employee severance and lease termination costs are generally recognized when it has been determined that a liability has been incurred, which is generally upon communication to the affected employees or exit from the leased facility, respectively. In those geographies where we have either a formal severance plan or a history of consistently providing severance benefits representing a substantive plan, we recognize employee severance costs when they are both probable and reasonably estimable.

A summary of our restructuring program activity during the three years ended December 31, 2015 is as follows:

	Severance and Related Costs	Lease Cancellation and Other Costs	Asset Impairments(1)	Total
Balance at December 31, 2012	$26	$2	$—	$28
Restructuring provision	28	1	—	29
Reversals of prior accruals	(11)	—	—	(11)

Net current period charges—continuing operations(2)	17	1	—	18
Discontinued operations(3)	1	—	—	1

Total Net Current Period Charges	18	1	—	19
Charges against reserve and currency	(30)	—	—	(30)

Balance at December 31, 2013	14	3	—	17
Restructuring provision	28	2	2	32
Reversals of prior accruals	(10)	(1)	—	(11)

Net current period charges—continuing operations(2)	18	1	2	21
Discontinued operations(3)	2	—	—	2

Total Net Current Period Charges	20	1	2	23
Charges against reserve and currency	(26)	(1)	(2)	(29)

Balance at December 31, 2014	8	3	—	11
Restructuring provision	20	1	146	167
Reversals of prior accruals	(6)	(2)	—	(8)

Net current period charges—continuing operations(2)	14	(1)	146	159
Charges against reserve and currency	(18)	(2)	(146)	(166)

Balance at December 31, 2015	$4	$—	$—	$4

(1)	Charges associated with asset impairments represent the write-down of the related assets to their new cost basis and are recorded concurrently with the recognition of the provision.
(2)	Represents amount recognized within the Combined Statements of Income for the years shown.
(3)	Refer to Note 4—Divestitures for additional information regarding Discontinued Operations.

The following table summarizes the reconciliation to the Combined Statements of Cash Flows:

	Year Ended December 31,
	2015	2014	2013
Charges against reserve	$(166)	$(29)	$(30)
Asset impairments	146	2	—
Effects of foreign currency and other non-cash items	1	4	—

Restructuring Cash Payments	$(19)	$(23)	$(30)

The following table summarizes the total amount of costs incurred in connection with these restructuring programs by segment:

	Year Ended December 31,
	2015	2014	2013
Commercial Industries	$8	$11	$12
Healthcare	3	4	2
Public Sector	2	4	3
Other(1)	146	2	1

Total Net Restructuring Charges	$159	$21	$18

(1)	Refer to Note 6—Land, Buildings, Equipment and Software, Net for additional information regarding the asset impairment in 2015.

Note 9—Supplementary Financial Information

The components of Other assets and liabilities were as follows:

	December 31,
	2015	2014
Other Current Assets
Prepaids/deferred costs	$92	$93
Deferred taxes	—	6
Income taxes receivable	10	9
Value-added-tax (VAT) receivable	16	17
Restricted cash	16	22
Advances and deposits	28	28
Inventories(1)	41	43
Other	37	29

Total Other Current Assets	$240	$247

Other Current Liabilities
Deferred taxes	$—	$24
Income taxes payable	9	5
Other taxes payable	21	27
Consulting payable	11	13
Restructuring reserves	4	11
Legal settlements	57	44
Acquisition reserves	9	19
Due to customers	19	14
Software and hardware accruals	35	11
Servicer liabilities	10	17
Due to Atos(2)	52	—
Health Enterprise settlement	216	—
Other	402	350

Total Other Current Liabilities	$845	$535

Other Long-term Assets
Deferred taxes	$13	$17
Prepaid pension costs	9	1
Internal use software, net	119	138
Product software, net	107	300
Customer contract costs, net	170	213
Deferred compensation plan investments	113	114
Unbilled contract receivables	53	177
Other	23	35

Total Other Long-term Assets	$607	$995

Other Long-term Liabilities
Income taxes payable	24	31
Unearned income	100	116
Other	77	84

Total Other Long-term Liabilities	$201	$231

(1)	Represents Finished goods inventory.
(2)	Refer to Note 4—Divestitures for additional information.

Restricted Cash

As more fully discussed in Note 5—Accounts Receivable, Net, we continue to service the receivables sold under most of our receivable sale agreements. As servicer, we may collect cash related to sold receivables prior to year-end that will be remitted to the purchaser the following year. Since we are acting on behalf of the purchaser in our capacity as servicer, such cash collected is reported as restricted cash. Restricted cash amounts are classified in our Combined Balance Sheets based on when the cash will be contractually or judicially released.

Restricted cash amounts were as follows:

	December 31,
	2015	2014
Escrow and cash collections related to receivable sales	$10	$17
Other restricted cash	6	5

Total Restricted Cash	$16	$22

Health Enterprise Settlement

Late in third quarter 2015, discussions took place with our Medicaid clients in California and Montana regarding the status and scope of our current Health Enterprise platform projects in those states. Based on those discussions, we determined that we would not fully complete the implementation of the platform in these states.

As a result of the determination that we would not complete these platform implementations, we recorded a pre-tax charge of $389 reflecting write-offs and estimated settlement costs as well as other impacts from this determination. The charge included $116 for the write-off of contract receivables (primarily non-current), $34 related to the non-cash impairment of the Health Enterprise software and deferred contract set-up and transition costs and $23 for other related assets and liabilities. The remainder of the charge of $216 is primarily related to settlement costs including payments to subcontractors and is expected to be cash outflows in future quarters. Although our negotiations with California and Montana have been finalized, we continue to negotiate with various subcontractors on final settlements. We believe we have recorded our best estimate of the required liability for settlement of this matter; however, the estimated liability is subject to change when negotiations are finalized.

Note 10—Debt

We classify our debt based on the contractual maturity dates of the underlying debt instruments or as of the earliest put date available to the debt holders. We defer costs associated with debt issuance over the applicable term, or to the first put date in the case of convertible debt or debt with a put feature. These costs are amortized as interest expense in our Combined Statements of Income.

Long-term debt was as follows:

		December 31,
	Weighted Average Interest Rates at December 31, 2015(1)	2015	2014
Senior Notes due 2015(2)		$—	$250
Capital lease obligations	4.10%	61	60

Principal debt balance		61	310

Unamortized premium		—	1
Less: current maturities		(24)	(268)

Total Long-term Debt		$37	$43

(1)	Represents weighted average effective interest rate which includes the effect of discounts and premiums on issued debt.
(2)	The legal obligor on the Senior Notes due 2015 was a legal entity within the BPO Business.

Scheduled principal payments due on our long-term debt for the next five years and thereafter are as follows:

2016	2017	2018	2019	2020	Thereafter	Total
$24	$20	$12	$5	$ —	$ —	$61

Interest

Interest paid on our long-term debt amounted to $9, $13 and $11 for the years ended December 31, 2015, 2014 and 2013, respectively.

Note 11—Financial Instruments

We are exposed to market risk from changes in foreign currency exchange rates, which could affect operating results, financial position and cash flows. We manage our exposure to foreign currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are utilized to hedge economic exposures, as well as to reduce earnings and cash flow volatility resulting from shifts in market rates. We enter into limited types of derivative contracts, including foreign currency spot, forward and swap contracts to manage foreign currency exposures. Our primary foreign currency market exposures include the Indian Rupee, Mexican Peso and Philippine Peso. The fair market values of all our derivative contracts change with fluctuations in interest rates or currency exchange rates and are designed so that any changes in their values are offset by changes in the values of the underlying exposures. Derivative financial instruments are held solely as risk management tools and not for trading or speculative purposes. The related cash flow impacts of all of our derivative activities are reflected as cash flows from operating activities.

We do not believe there is significant risk of loss in the event of non-performance by the counterparties associated with our derivative instruments because these transactions are executed with a diversified group of major financial institutions. Further, our policy is to deal only with counterparties having a minimum investment grade or better credit rating. Credit risk is managed through the continuous monitoring of exposures to such counterparties.

Summary of Foreign Exchange Hedging Positions

At December 31, 2015, we had outstanding forward exchange and purchased option contracts with gross notional values of $181, which is typical of the amounts that are normally outstanding at any point during the year. Approximately 69% of these contracts mature within three months, 12% in three to six months, 15% in six to 12 months and 4% in greater than 12 months.

The following is a summary of the primary hedging positions and corresponding fair values as of December 31, 2015:

Currencies Hedged (Buy/Sell)	Gross Notional Value	Fair Value Asset (Liability)(1)
Indian Rupee/U.S. Dollar	43	(1)
Mexican Peso/U.S. Dollar	36	(1)
Philippine Peso/U.S. Dollar	62	(1)
Euro/United Emirates Dirham	13	—
Euro/Malaysian Ringgit	8	—
U.S. Dollar/Mexican Peso	6	—
U.S. Dollar/Philippine Peso	5	—
Malaysian Ringgit/U.S. Dollar	4	—
Euro/U.S. Dollar	2	—
Euro/Canadian Dollar	1	—
All Other	1	—

Total Foreign Exchange Hedging	$181	$(3)

(1)	Represents the net payable amount included in the Combined Balance Sheet at December 31, 2015.

Included in the $181 Gross Notional Value is $66 of derivatives where a Xerox related party is the counterparty. These related party derivatives are all entered into based on prevailing market terms and accounted for as if they were third-party derivatives. These derivatives had a net fair value of less than $1 at December 31, 2015.

Foreign Currency Cash Flow Hedges

We designate a portion of our foreign currency derivative contracts as cash flow hedges of our foreign currency-denominated expenses. The net liability fair value of these contracts were $3 and $4 as of December 31, 2015 and December 31, 2014, respectively.

Summary of Derivative Instruments Fair Value

The following table provides a summary of the fair value amounts of our derivative instruments:

		December 31,
Designation of Derivatives	Balance Sheet Location	2015	2014
Derivatives Designated as Hedging Instruments
Foreign exchange contracts – forwards	Other current liabilities	$3	$4

Summary of Derivative Instruments (Losses) Gains

Derivative (losses) and gains affect the income statement based on whether such derivatives are designated as hedges of underlying exposures. The following is a summary of derivative (losses) gains.

Designated Cash Flow Derivative Instruments (Losses) Gains

The following tables provide a summary of (losses) gains on derivative instruments:

	Year Ended December 31,
Derivatives in Cash Flow Hedging Relationships	Derivative (Loss) Gain Recognized in OCI (Effective Portion)			Location of Derivative (Loss) Gain Reclassified from AOCI into Income (Effective Portion)	(Loss) Gain Reclassified from AOCI to Income (Effective Portion)
	2015	2014	2013		2015	2014	2013
Foreign exchange contracts – forwards	$(4)	$—	$(1)	Cost of outsourcing	$(5)	$3	$2

No amount of ineffectiveness was recorded in the Combined Statements of Income for these designated cash flow hedges and all components of each derivative’s (loss) or gain were included in the assessment of hedge effectiveness. In addition, no amount was recorded for an underlying exposure that did not occur or was not expected to occur.

As of December 31, 2015, net after-tax losses of $2 were recorded in accumulated other comprehensive loss associated with our cash flow hedging activity. The entire balance is expected to be reclassified into net income within the next 12 months, providing an offsetting economic impact against the underlying anticipated transactions.

Non-Designated Derivative Instruments Losses

Non-designated derivative instruments are primarily instruments used to hedge foreign currency-denominated assets and liabilities. They are not designated as hedges since there is a natural offset for the re-measurement of the underlying foreign currency-denominated asset or liability.

The following table provides a summary of losses on non-designated derivative instruments:

		Year Ended December 31,
Derivatives NOT Designated as Hedging Instruments	Location of Derivative Loss	2015	2014	2013
Foreign exchange contracts – forwards	Other expense – Currency losses, net	$3	$2	$—

During the three years ended December 31, 2015, we recorded Currency (losses) gains, net of $(4), $1 and $3, respectively. Currency (losses) gains, net includes the mark-to-market adjustments of the derivatives not designated as hedging instruments and the related cost of those derivatives, as well as the re-measurement of foreign currency-denominated assets and liabilities.

Note 12 – Fair Value of Financial Assets and Liabilities

The following table represents assets and liabilities measured at fair value on a recurring basis. The basis for the measurement at fair value in all cases is Level 2 – Significant Other Observable Inputs.

	As of December 31,
	2015	2014
Assets:
Deferred compensation investments in cash surrender life insurance	$92	$94
Deferred compensation investments in mutual funds	21	20

Total	$113	$114

Liabilities:
Foreign exchange contracts – forwards	$3	$4
Deferred compensation plan liabilities	110	124

Total	$113	$128

We utilize the income approach to measure the fair value for our derivative assets and liabilities. The income approach uses pricing models that rely on market observable inputs such as yield curves, currency exchange rates and forward prices, and therefore are classified as Level 2.

Fair value for our deferred compensation plan investments in Company-owned life insurance is reflected at cash surrender value. Fair value for our deferred compensation plan investments in mutual funds is based on quoted market prices for actively traded investments similar to those held by the plan. Fair value for deferred compensation plan liabilities is based on the fair value of investments corresponding to employees’ investment selections, based on quoted prices for similar assets in actively traded markets.

Summary of Other Financial Assets and Liabilities Fair Value Measured on a Nonrecurring Basis

The estimated fair values of our other financial assets and liabilities fair value measured on a nonrecurring basis were as follows:

	December 31, 2015		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$140	$140	$159	$159
Accounts receivable, net	1,246	1,246	1,375	1,375
Short-term debt	24	24	268	272
Long-term debt	37	37	43	43

The fair value amounts for Cash and cash equivalents and Accounts receivable, net, approximate carrying amounts due to the short maturities of these instruments. The fair value of Short and Long-term debt was estimated based on the current rates offered to us for debt of similar maturities (Level 2). The difference between the fair value and the carrying value represents the theoretical net premium or discount we would pay or receive to retire all debt at such date.

Note 13—Employee Benefit Plans

The BPO Business’s primary defined benefit pension plans are associated with certain employees in our Human Resources and Consulting business located in the U.S., Canada and the United Kingdom (U.K.). Prior to an amendment to freeze future service benefits, these defined benefit pension plans had provided benefits for participating employees based on years of service and average compensation for a specified period before retirement (see Plan Amendments below for further information).

Certain of our employees participate in post-employment medical plans. These plans are not material to our results of operations or financial position and are not included in the disclosures below.

December 31 is the measurement date for all of our defined benefit pension and post-retirement benefit plans.

	Pension Benefits
	U.S. Plans		Non-U.S. Plans
	2015	2014	2015	2014
Change in Benefit Obligation:
Benefit obligation, January 1	$74	$58	$177	$172
Service cost	—	5	3	6
Interest cost	3	3	6	8
Actuarial (gain) loss	(2)	16	(13)	41
Currency exchange rate changes	—	—	(14)	(15)
Plan Amendments/Curtailments	—	(7)	—	—
Divestitures(2)	—	—	—	(27)
Benefits paid	(1)	(1)	(5)	(8)
Other	—	—	3	—

Benefit Obligation, December 31	$74	$74	$157	$177

Change in Plan Assets:
Fair value of plan assets, January 1	$45	$38	$158	$149
Actual return on plan assets	(2)	3	3	15
Employer contribution	4	5	4	11
Currency exchange rate changes	—	—	(12)	(11)
Benefits paid	(1)	(1)	(5)	(6)
Other	1	—	2	—

Fair Value of Plan Assets, December 31	$47	$45	$150	$158

Net Funded Status at December 31(1)	$(27)	$(29)	$(7)	$(19)

Amounts Recognized in the Combined Balance Sheets:
Other long-term assets	$—	$—	$9	$1
Accrued compensation and benefit costs	—	—	(1)	(1)
Pension and other benefit liabilities	(27)	(29)	(15)	(19)

Net Amounts Recognized	$(27)	$(29)	$(7)	$(19)

(1)	Includes under-funded and un-funded plans.
(2)	Represents the net un-funded pension obligations related to our ITO business, which was reported as a Discontinued Operation through its date of sale on June 30, 2015. These obligations were assumed by the purchaser of the ITO business. The net pension cost associated with these plans is immaterial. Refer to Note 4—Divestitures for additional information regarding this sale.

Benefit plans pre-tax amounts recognized in accumulated other comprehensive loss at December 31:

	Pension Benefits
	U.S. Plans		Non-U.S. Plans
	2015	2014	2015	2014
Net actuarial loss	$18	$14	$29	$48
Prior service credit	—	—	—	—

Total Pre-tax Loss	$18	$14	$29	$48

Accumulated Benefit Obligation	$74	$74	$154	$173

Aggregate information for pension plans with an Accumulated benefit obligation in excess of plan assets is presented below:

	December 31, 2015			December 31, 2014
	Projected benefit obligation	Accumulated benefit obligation	Fair value of plan assets	Projected benefit obligation	Accumulated benefit obligation	Fair value of plan assets
Underfunded Plans:
U.S.	$74	$74	$46	$74	$74	$45
Non-U.S.	50	48	36	58	55	40

Unfunded Plans:
U.S.	$—	$—	$—	$—	$—	$—
Non-U.S.	2	1	—	3	1	—

Total Underfunded and Unfunded Plans:
U.S.	$74	$74	$46	$74	$74	$45
Non-U.S.	52	49	36	61	56	40

Total	$126	$123	$82	$135	$130	$85

Our pension plan assets and benefit obligations at December 31, 2015 were as follows:

	Fair Value of Pension Plan Assets	Pension Benefit Obligations	Net Funded Status
U.S.	$47	$74	$(27)
U.K.	111	102	9
Canada	36	48	(12)
Other	3	7	(4)

Total	$197	$231	$(34)

The components of Net periodic benefit cost and other changes in plan assets and benefit obligations were as follows:

	Year Ended December 31,
	Pension Benefits
	U.S. Plans			Non-U.S. Plans
	2015	2014	2013	2015	2014	2013
Components of Net Periodic Benefit Costs:
Service cost	$—	$5	$6	$3	$6	$7
Interest cost	3	3	2	6	7	7
Expected return on plan assets	(4)	(3)	(3)	(9)	(10)	(9)
Recognized net actuarial loss	—	—	1	2	—	1
Recognized curtailment gain	—	—	—	—	—	(6)

Defined Benefit Plans	(1)	5	6	2	3	—
Defined contribution plans	28	27	27	6	4	5

Net Periodic Benefit Cost	27	32	33	8	7	5

Other changes in plan assets and benefit obligations recognized in Other Comprehensive Income:
Net actuarial (gain) loss	4	9	(5)	(9)	34	—
Amortization of net actuarial loss	—	—	(1)	(2)	—	(1)

Total Recognized in Other Comprehensive Income	4	9	(6)	(11)	34	(1)

Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	$31	$41	$27	$(3)	$41	$4

The net actuarial loss for the defined benefit pension plans that will be amortized from Accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year is $1.

Plan Amendments

Pension Plan Freezes

In 2014 and 2015, we amended several of our major defined benefit pension plans to freeze current benefits and eliminate benefits accruals for future service, including our plans in the U.S., Canada and the U.K. The freeze of current benefits is the primary driver of the reduction in pension service costs in 2015. In certain Non-U.S. plans, we are required to continue to consider salary increases and inflation in determining the benefit obligation related to prior service.

Plan Assets

Current Allocation

As of the 2015 and 2014 measurement dates, the global pension plan assets were $197 and $203, respectively. These assets were invested among several asset classes.

The following tables present the defined benefit plans assets measured at fair value and the basis for that measurement:

	December 31, 2015
	U.S. Plans					Non-U.S. Plans
Asset Class	Level 1	Level 2	Level 3	Total	% of Total Fair Value of Plan Assets	Level 1	Level 2	Level 3	Total	% of Total Fair Value of Plan Assets
Cash and cash equivalents	$3	$—	$—	$3	6%	$1	$—	$—	$1	1%

Equity Securities:
U.S. large cap	15	—	—	15	32%	—	6	—	6	4%
International developed	2	8	—	10	21%	—	46	—	46	30%
Emerging markets	—	—	—	—	—%	—	9	—	9	6%
Global Equity	—	—	—	—	—%	—	—	—	—	—%

Total Equity Securities	17	8	—	25	53%	—	61	—	61	40%

Fixed Income Securities:
U.S. treasury securities	—	6	—	6	13%	—	—	—	—	—%
Debt security issued by government agency	—	—	—	—	—%	—	24	—	24	16%
Corporate bonds	—	13	—	13	28%	—	49	—	49	32%

Total Fixed Income Securities	—	19	—	19	41%	—	73	—	73	48%

Derivatives	—	—	—	—	—%	—	4	—	4	3%
Real estate	—	—	—	—	—%	—	—	7	7	5%
Guaranteed insurance contracts	—	—	—	—	—%	—	—	4	4	3%

Total Fair Value of Plan Assets	$20	$27	$—	$47	100%	$1	$138	$11	$150	100%

	December 31, 2014
	U.S. Plans					Non-U.S. Plans
Asset Class	Level 1	Level 2	Level 3	Total	% of Total Fair Value of Plan Assets	Level 1	Level 2	Level 3	Total	% of Total Fair Value of Plan Assets
Cash and cash equivalents	$6	$—	$—	$6	13%	$—	$—	$—	$—	—%

Equity Securities:
U.S. large cap	—	15	—	15	33%	—	7	—	7	4%
International developed	—	—	—	—	—%		45	—	45	29%
Emerging markets	—	—	—	—	—%		11	—	11	7%
Global Equity	2	7	—	9	20%	—	6	—	6	4%

Total Equity Securities	2	22	—	24	53%	—	69	—	69	44%

Fixed Income Securities:
U.S. treasury securities	—	4	—	4	9%	—	—	—	—	—%
Debt security issued by government agency	—	—	—	—	—%	—	19	—	19	12%
Corporate bonds	—	11	—	11	25%	—	63	—	63	40%

Total Fixed Income Securities	—	15	—	15	34%	—	82	—	82	52%

Real estate	—	—	—	—	—%	—	—	6	6	4%
Guaranteed insurance contracts	—	—	—	—	—%	—	—	1	1	—%

Total Fair Value of Plan Assets	$8	$37	$—	$45	100%	$—	$151	$7	$158	100%

The following tables represents a roll-forward of the defined benefit plans assets measured using significant unobservable inputs (Level 3 assets):

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)
	Non-U.S. Defined Benefit Plans Assets
	Real Estate	Guaranteed Insurance Contracts	Total
Balance at December 31, 2013	$5	$1	$6
Unrealized gains	1	—	1

Balance at December 31, 2014	6	1	7
Purchases	1	3	4

Balance at December 31, 2015	$7	$4	$11

Valuation Method

Our primary Level 3 assets are Real Estate and Guaranteed Investment Contract investments. The fair value of our real estate investment funds are based on the Net Asset Value (NAV) of our ownership interest in the funds. NAV information is received from the investment advisers and is primarily derived from third-party real estate appraisals for the properties owned. The fair value for our Guaranteed Investment Contract investments has been determined based on the higher of the surrender value of the contract or the present value of the cash flow of the related pension obligations. The valuation techniques and inputs for our Level 3 assets have been consistently applied for all periods presented.

Investment Strategy

The target asset allocations for our worldwide defined benefit pension plans were:

	2015		2014
	U.S.	Non-U.S.	U.S.	Non-U.S.
Equity investments	55%	55%	55%	56%
Fixed income investments	25%	36%	25%	40%
Real estate	—%	4%	—%	4%
Other	20%	5%	20%	—%

Total Investment Strategy	100%	100%	100%	100%

We employ a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by exceeding the interest growth in long-term plan liabilities. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. This consideration involves the use of long-term measures that address both return and risk. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value and small and large capitalizations, and may include Xerox’s stock. Other assets, such as real estate, are used to improve portfolio diversification. Derivatives may be used to hedge market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risks and returns are measured and monitored on an ongoing basis through annual liability measurements and quarterly investment portfolio reviews.

Contributions

In 2015, we made cash contributions of $8 ($4 U.S. and $4 Non-U.S.) to our defined benefit pension plans.

In 2016, based on current actuarial calculations, we expect to make contributions of approximately $6 ($4 U.S. and $2 non-U.S.) to our defined benefit pension plans.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the following years:

	Pension Benefits
	U.S.	Non-U.S.	Total
2016	$2	$5	$7
2017	2	4	6
2018	3	4	7
2019	3	5	8
2020	3	4	7
Years 2021-2025	18	27	45

Assumptions

Weighted-average assumptions used to determine benefit obligations at the plan measurement dates:

	Pension Benefits
	2015		2014		2013
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	4.3%	3.9%	4.0%	3.4%	4.9%	4.4%
Rate of compensation increase	—%	1.0%	—%	1.1%	3.0%	3.5%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	Pension Benefits
	2016		2015		2014		2013
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	4.3%	3.9%	4.0%	3.4%	4.9%	4.4%	4.3%	4.2%
Expected return on plan assets	7.8%	5.8%	7.8%	5.8%	7.8%	6.6%	7.8%	6.5%
Rate of compensation increase	—%	1.0%	—%	1.1%	3.0%	3.5%	3.0%	3.2%

Defined Contribution Plans

We have post-retirement savings and investment plans in several countries, including the U.S., U.K. and Canada. In many instances, employees who participated in those defined benefit pension plans that have been amended to freeze future service accruals (see “Plan Amendments” for additional information) were transitioned to an enhanced defined contribution plan. In these plans, employees are allowed to contribute a portion of their salaries and bonuses to the plans, and we match a portion of the employee contributions. We recorded charges related to our defined contribution plans of $34 in 2015, $31 in 2014 and $32 in 2013.

Note 14—Income and Other Taxes

During the periods presented in the Combined Financial Statements, the BPO Business’s operations are included in the consolidated U.S. federal, certain state and local and foreign income tax returns filed by Xerox, where applicable. The BPO Business also files certain separate state and local and foreign income tax returns. The income tax provision (benefit) included in these Combined Financial Statements has been calculated using the separate return basis, as if the BPO Business entities filed separate tax returns. It is possible that we will make different tax accounting elections and assertions following the Spin-Off. Therefore, the BPO Business’s income taxes, as presented in the Combined Financial Statements, may not be indicative of the income taxes that the BPO Business will generate in the future.

Income before income taxes (pre-tax income) was as follows:

	Year Ended December 31,
	2015	2014	2013
Domestic income	$(654)	$(45)	$158
Foreign income	80	55	49

(Loss) Income Before Income Taxes	$(574)	$10	$207

(Benefit) provision for income taxes were as follows:

	Year Ended December 31,
	2015	2014	2013
Federal Income Taxes
Current	$(130)	$59	$20
Deferred	(99)	(108)	19
Foreign Income Taxes
Current	24	26	13
Deferred	6	1	5
State Income Taxes
Current	(17)	14	16
Deferred	(22)	(16)	(1)

Total (Benefit) Provision	$(238)	$(24)	$72

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate was as follows:

	Year Ended December 31,
	2015	2014	2013
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Nondeductible expenses	(1.3)%	81.0%	2.3%
Effect of tax law changes	0.9%	(51.6)%	(2.1)%
Change in valuation allowance for deferred tax assets	(1.0)%	35.3%	0.1%
State taxes, net of federal benefit	4.2%	42.0%	6.4%
Audit and other tax return adjustments	0.1%	(87.5)%	(1.7)%
Tax-exempt income, credits and incentives	0.7%	(63.9)%	(11.7)%
Foreign rate differential adjusted for U.S. taxation on foreign operations	2.4%	(228.8)%	4.2%
Other	0.5%	(1.5)%	2.3%

Effective Income Tax Rate	41.5%	(240.0)%	34.8%

We paid a total of $194, $66 and $121 in income taxes to federal, foreign and state and local jurisdictions during the three years ended December 31, 2015, respectively.

Total income tax expense (benefit) was allocated as follows:

	Year Ended December 31,
	2015	2014	2013
Pre-tax income	$(238)	$(24)	$72
Discontinued operations(1)	81	7	25
Net Parent Equity:
Changes in defined benefit plans, net	2	(11)	3
Stock option and incentive plans, net	(6)	(10)	(2)
Cash flow hedges	—	(1)	(1)

Total Income Tax (Benefit) Expense	$(161)	$(39)	$97

(1)	Refer to Note 4—Divestitures for additional information regarding Discontinued Operations.

Unrecognized Tax Benefits and Audit Resolutions

We recognize tax liabilities when, despite our belief that our tax return positions are supportable, we believe that certain positions may not be fully sustained upon review by tax authorities. Each period, we assess uncertain tax positions for recognition, measurement and effective settlement. Benefits from uncertain tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement—the more-likely-than-not recognition threshold. Where we have determined that our tax return filing position does not satisfy the more-likely-than-not recognition threshold, we have recorded no tax benefits.

We are also subject to ongoing tax examinations in numerous jurisdictions due to the extensive geographical scope of our operations. Our ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can increase or decrease our effective tax rate, as well as impact our operating results. The specific timing of when the resolution of each tax position will be reached is uncertain. As of December 31, 2015, we do not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2015	2014	2013
Balance at January 1	$32	$41	$36
Additions related to current year	3	5	(2)
Additions related to prior year’s positions	—	1	13
Reductions related to prior year’s positions	(10)	(13)	(3)
Settlements with taxing authorities(1)	—	(2)	—
Reductions related to lapse of statute of limitations	—	—	(3)
Currency	(1)	—	—

Balance at December 31	$24	$32	$41

(1)	Majority of settlements did not result in the utilization of cash.

Included in the balances at December 31, 2015, 2014 and 2013 are $22, $26 and $25, respectively, of tax positions that are highly certain of realizability but for which there is uncertainty about the timing or that they may be reduced through an indirect benefit from other taxing jurisdictions. Because of the impact of deferred tax accounting, other than for the possible incurrence of interest and penalties, the disallowance of these positions would not affect the annual effective tax rate.

We recognized interest and penalties accrued on unrecognized tax benefits, as well as interest received from favorable settlements within income tax expense. We had $14, $14 and $17 accrued for the payment of interest and penalties associated with unrecognized tax benefits at December 31, 2015, 2014 and 2013, respectively.

As previously noted, the legal entities within the BPO Business generally file their U.S. federal income taxes as a member of the Xerox U.S. federal consolidated income tax return. We are no longer subject to U.S. federal income tax examinations for years before 2005. In other major jurisdictions, such as India, Canada, the U.K. and France, where the BPO Business is conducted, the years remain open generally back to the year 2006.

Deferred Income Taxes

We have not provided deferred taxes on approximately $400 of undistributed earnings of foreign subsidiaries and other foreign investments carried at equity at December 31, 2015, as such undistributed earnings have been determined to be indefinitely reinvested and we currently do not plan to initiate any action that would precipitate a deferred tax impact. We do not believe it is practical to calculate the potential deferred tax impact, as there is a significant amount of uncertainty with respect to determining the amount of foreign tax credits as well as any additional local withholding tax and other indirect tax consequences that may arise from the distribution of these earnings. In addition, because such earnings have been indefinitely reinvested in our foreign operations, repatriation would require liquidation of those investments or a recapitalization of our foreign subsidiaries, the impacts and effects of which are not readily determinable.

The tax effects of temporary differences that give rise to significant portions of the deferred taxes were as follows:

	December 31,
	2015	2014
Deferred Tax Assets
Net operating losses	71	75
Operating reserves, accruals and deferrals	184	126
Deferred compensation	83	96
Pension	11	12
Other	65	50

Subtotal	414	359
Valuation allowance	(38)	(35)

Total	$376	$324

Deferred Tax Liabilities
Unearned income	$(230)	$(126)
Intangibles and goodwill	(808)	(997)
Depreciation	(61)	(133)
Other	(28)	(27)

Total	$(1,127)	$(1,283)

Total Deferred Taxes, Net	$(751)	$(959)

As discussed in Note 1—Basis of Presentation and Summary of Significant Accounting Policies, we early adopted ASU 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes, which requires that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. Adoption of this update resulted in a reclassification of our net current deferred tax asset and liabilities to the net non-current deferred tax asset and liabilities in our Combined Balance Sheet as of December 31, 2015. Prior periods were not retrospectively adjusted.

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more-likely-than-not, be realized in the future. During the twelve months ended December 31, 2015 and 2014 valuation allowances increased $3 and decreased $4, respectively. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which we have concluded it is more-likely-than-not that these items will not be realized in the ordinary course of operations.

Although realization is not assured, we have concluded that it is more-likely-than-not that the deferred tax assets, for which a valuation allowance was determined to be unnecessary, will be realized in the ordinary course of operations based on the available positive and negative evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if actual future income or income tax rates are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

The BPO Business has operations in federal and certain state and local and foreign jurisdictions that on a hypothetical separate company basis would have tax credit and net operating loss carryforwards. Accordingly, these carryforwards may not be available for use following the Spin-Off. At December 31, 2015, we had tax credit carryforwards of $6 available to offset future income taxes, all of which will expire 2016 through 2036 if not utilized. We also had net operating loss carryforwards for income tax purposes of $656 that will expire 2016 through 2036, if not utilized, and $47 available to offset future taxable income indefinitely.

Note 15—Contingencies and Litigation

As more fully discussed below, we are involved in a variety of claims, lawsuits, investigations and proceedings concerning: securities law; governmental entity contracting, servicing and procurement law; intellectual property law; environmental law; employment law; the Employee Retirement Income Security Act (ERISA); and other laws and regulations. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Additionally, guarantees, indemnifications and claims arise during the ordinary course of business from relationships with suppliers, customers and nonconsolidated affiliates when the BPO Business undertakes an obligation to guarantee the performance of others if specified triggering events occur. Nonperformance under a contract could trigger an obligation of the BPO Business. These potential claims include actions based upon alleged exposures to products, real estate, intellectual property such as patents, environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the BPO Business’s combined financial position or liquidity. As of December 31, 2015, we have accrued our estimate of liability incurred under our indemnification arrangements and guarantees.

Litigation Against the BPO Business

State of Texas v. Xerox Corporation, Xerox State Healthcare, LLC, and ACS State Healthcare, LLC: On May 9, 2014, the State of Texas, via the Texas Office of Attorney General (the “State”), filed a lawsuit in the 53rd Judicial District Court of Travis County, Texas. The lawsuit alleges that Xerox Corporation, Xerox State Healthcare, LLC and ACS State Healthcare (collectively, the “Xerox Defendants”) violated the Texas Medicaid Fraud Prevention Act in the administration of its contract with the Texas Department of Health and Human Services (“HHSC”). The State alleges that the Xerox Defendants made false representations of material facts regarding the processes, procedures, implementation and results regarding the prior authorization of orthodontic claims. The State seeks recovery of actual damages, two times the amount of any overpayments made as a result of unlawful acts, civil penalties, pre- and post-judgment interest and all costs and attorneys’ fees. The State references the amount in controversy as exceeding hundreds of millions of dollars. The Xerox Defendants filed their Answer in June, 2014 denying all allegations. The Xerox Defendants will continue to vigorously defend themselves in this matter. We do not believe it is probable that we will incur a material loss in excess of the amount accrued for this matter. In the course of litigation, we periodically engage in discussions with plaintiff’s counsel for possible resolution of the matter. Should developments cause a change in our determination as to an unfavorable outcome, or result in a final adverse judgment or settlement for a significant amount, there could be a material adverse effect on our results of operations, cash flows and financial position in the period in which such change in determination, judgment or settlement occurs.

Dennis Nasrawi v. Buck Consultants et al.: On October 8, 2009, plaintiffs filed a lawsuit in the Superior Court of California, Stanislaus County and on November 24, 2009, the case was removed to the U.S. Court for the Eastern District of California, Fresno Division. Plaintiffs allege actuarial negligence against Buck Consultants, LLC (“Buck”) for the use of faulty actuarial assumptions in connection with the 2007 actuarial valuation for the Stanislaus County Employees Retirement Association (“StanCERA”). Plaintiffs allege that the employer contribution rate adopted by StanCERA based on Buck’s valuation was insufficient to fund the benefits promised by the County. On July 13, 2014, the Court entered its ruling that the plaintiffs lacked standing to sue in a representative capacity on behalf of all plan participants. The Court also ruled that plaintiffs had adequately pleaded their claim that Buck allegedly aided and abetted StanCERA in breaching its fiduciary duty. Plaintiffs then filed their Fifth Amended Complaint and added StanCERA to the litigation. Buck and StanCERA filed demurrers to the amended complaint. On September 13, 2012, the Court sustained both demurrers with prejudice, completely dismissing the matter and barring plaintiffs from refiling their claims. Plaintiffs appealed and ultimately the California Court of Appeals (Sixth District) reversed the trial court’s ruling and remanded the case back to the trial court. Buck entered into a stay agreement with plaintiffs that essentially postpones this litigation pending the outcome of parallel litigation between plaintiffs and StanCERA. Buck will continue to aggressively defend these lawsuits.

U.S. Equal Employment Opportunity Commission (“EEOC”) v. Baltimore County, Maryland: On January 1, 2007, the EEOC filed suit against Baltimore County (“County”) alleging that the County’s employer pension plan is age discriminatory under the federal Age Discrimination in Employment Act (“ADEA”) on the grounds that older employees were required to pay higher contributions to the plan than younger employees. Buck Consultants, LLC (“Buck”) is not a party to the lawsuit, but Buck provided administrative services to the plan and the County has asserted indemnity rights against Buck in the event that liability is found. On October 17, 2012, the trial court issued summary judgment finding the plan discriminatory but leaving for trial the question of damages. This decision has been affirmed on appeal and the matter is back before the trial court for trial on all remaining fact issues and damages. On April 24, 2015, the County filed for leave to add Buck as a third party to the lawsuit between the County and the EEOC. Buck has filed opposition papers. On January 22, 2015, the County served Buck with a declaratory judgment lawsuit seeking an affirmative determination that Buck owes the County defense and indemnity in the EEOC’s lawsuit against the County. Buck filed its motion to dismiss, which the court granted in part and dismissed the County’s claim for indemnity. The court declined, at this time, to dismiss the County’s claim related to Buck’s alleged duty to defend. This case will now go forward to assess whether Buck owes a duty to defend the County in the action with the EEOC. Buck will continue to aggressively defend these matters.

Other Matters

On January 5, 2016, the Consumer Financial Protection Bureau (the “CFPB”) notified Xerox Education Services, Inc. (XES) that, in accordance with the CFPB’s discretionary Notice and Opportunity to Respond and Advise (NORA) process, the CFPB’s Office of Enforcement is considering recommending that the CFPB take legal action against XES, alleging that XES violated the Consumer Financial Protection Act’s prohibition of unfair practices. Should the CFPB commence an action, it may seek restitution, civil monetary penalties, injunctive relief or other corrective action. The purpose of a NORA letter is to provide a party being investigated an opportunity to present its position to the CFPB before an enforcement action is recommended or commenced. This notice stems from an inquiry that commenced in 2014 when XES received and responded to a Civil Investigative Demand containing a broad request for information. During this process, XES self-disclosed to the Department of Education and the CFPB certain adjustments of which it had become aware that had not been timely made relating to its servicing of a small percentage of third-party student loans under outsourcing arrangements for various financial institutions. The CFPB and the Department of Education, as well as certain states’ attorney general offices and other regulatory agencies, began similar reviews. XES has cooperated and continues to fully cooperate with all regulatory agencies, and XES has submitted its NORA response. We cannot provide assurance that the CFPB or another party will not ultimately commence a legal action against XES in this matter nor are we able to predict the likely outcome of the investigations into this matter.

Guarantees and Indemnifications

Indemnifications Provided as Part of Contracts and Agreements

Acquisitions/Divestitures:

We have indemnified, subject to certain deductibles and limits, the purchasers of businesses or divested assets for the occurrence of specified events under certain of our divestiture agreements. In addition, we customarily agree to hold the other party harmless against losses arising from a breach of representations and covenants, including such matters as adequate title to assets sold, intellectual property rights, specified environmental matters and certain income taxes arising prior to the date of acquisition. Where appropriate, an obligation for such indemnifications is recorded as a liability at the time of the acquisition or divestiture. Since the obligated amounts of these types of indemnifications are often not explicitly stated or are contingent on the occurrence of future events, the overall maximum amount of the obligation under such indemnifications cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, we have not historically made significant payments for these indemnifications. Additionally, under certain of our acquisition agreements, we have provided for additional consideration to be paid to the sellers if established financial targets are achieved post-closing. We have recognized liabilities for these contingent obligations based on an estimate of the fair value of these contingencies at the time of acquisition. Contingent obligations related to indemnifications arising from our divestitures and contingent consideration provided for by our acquisitions are not expected to be material to our financial position, results of operations or cash flows.

Other Agreements:

We are also party to the following types of agreements pursuant to which we may be obligated to indemnify the other party with respect to certain matters:

•	Guarantees on behalf of our subsidiaries with respect to real estate leases. These lease guarantees may remain in effect subsequent to the sale of the subsidiary.

•	Agreements to indemnify various service providers, trustees and bank agents from any third-party claims related to their performance on our behalf, with the exception of claims that result from the third-party’s own willful misconduct or gross negligence.

•	Guarantees of our performance in certain services contracts to our customers and indirectly the performance of third parties with whom we have subcontracted for their services. This includes indemnifications to customers for losses that may be sustained as a result of our performance of services at a customer’s location.

In each of these circumstances, our payment is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract and such procedures also typically allow us to challenge the other party’s claims. In the case of lease guarantees, we may contest the liabilities asserted under the lease. Further, our obligations under these agreements and guarantees may be limited in terms of time and/or amount, and in some instances, we may have recourse against third parties for certain payments we made.

Intellectual Property Indemnifications

We do not own most of the software that we use to run our business. Instead, we license this software from a small number of primary vendors. We indemnify certain software providers against claims that may arise as a result of our use or our subsidiaries’, customers’ or resellers’ use of their software in our services and solutions. These indemnities usually do not include limits on the claims, provided the claim is made pursuant to the procedures required in the services contract.

Indemnification of Officers and Directors

Our corporate by-laws require that, except to the extent expressly prohibited by law, we must indemnify the BPO Business’s officers and directors against judgments, fines, penalties and amounts paid in settlement and reasonable expenses, including attorneys’ fees, incurred in connection with civil or criminal action or proceedings or any appeal, as it relates to their services to the BPO Business and our subsidiaries. Although the by-laws provide no limit on the amount of indemnification, we may have recourse against our insurance carriers for certain payments made by us. However, certain indemnification payments (such as those related to “clawback” provisions in certain compensation arrangements) may not be covered under our directors’ and officers’ insurance coverage. We also indemnify certain fiduciaries of our employee benefit plans for liabilities incurred in their service as fiduciary whether or not they are officers of the BPO Business. Finally, in connection with our acquisition of businesses, we may become contractually obligated to indemnify certain former and current directors, officers and employees of those businesses in accordance with pre-acquisition by-laws or indemnification agreements or applicable state law.

Other Contingencies

Certain contracts, primarily in our Public Sector segment, require us to provide a surety bond or a letter of credit as a guarantee of performance. As of December 31, 2015, we had $675 of outstanding surety bonds used to secure our performance of contractual obligations with our clients, and we had $130 of outstanding letters of credit used to secure our performance of contractual obligations to our clients as well as other corporate obligations.

In general, we would only be liable for the amount of these guarantees in the event of default in our performance of our obligations under each contract; the probability of which we believe is remote. We believe we have sufficient capacity in the surety markets and liquidity from our cash flow and our various credit arrangements (including our Credit Facility) to allow us to respond to future requests for proposals that require such credit support.

We have service arrangements where we service third-party student loans in the Federal Family Education Loan program (FFEL) on behalf of various financial institutions. We service these loans for investors under outsourcing arrangements and do not acquire any servicing rights that are transferable by us to a third-party. At December 31, 2015, we serviced a FFEL portfolio of approximately 1.9 million loans with an outstanding principal balance of approximately $28.7 billion. Some servicing agreements contain provisions that, under certain circumstances, require us to purchase the loans from the investor if the loan guaranty has been permanently terminated as a result of a loan default caused by our servicing error. If defaults caused by us are cured during an initial period, any obligation we may have to purchase these loans expires. Loans that we purchase may be subsequently cured, the guaranty reinstated and the loans repackaged for sale to third parties. We evaluate our exposure under our purchase obligations on defaulted loans and establish a reserve for potential losses, or default liability reserve, through a charge to the provision for loss on defaulted loans purchased. The reserve is evaluated periodically and adjusted based upon management’s analysis of the historical performance of the defaulted loans. As of December 31, 2015, other current liabilities include reserves which we believe to be adequate. At December 31, 2015, other current liabilities include reserves of approximately $4 for losses on defaulted loans purchased. In addition to potential purchase obligations arising from servicing errors, various laws and regulations applicable to student loan borrowers could give rise to fines, penalties and other liabilities associated with loan servicing errors.

Note 16—Stock Incentive Plans

Certain of the BPO Business employees participate in a long-term incentive plan sponsored by Xerox. Xerox’s long-term incentive plan authorizes the issuance of restricted stock units (RSUs), performance shares (PSs) and non-qualified stock options to employees of the BPO Business upon terms approved by Xerox’s Compensation Committee of the Board of Directors. All awards granted under the plans are settled in newly issued shares of Xerox’s common stock and, as such, are reflected in Xerox’s Consolidated Statements of Stockholders’ Equity and not in the BPO Business’s Combined Statements of Changes in Parent Equity. Stock-based compensation expense includes expense attributable to the BPO Business based on the awards and terms previously granted to the BPO Business employees.

Stock-based compensation expense was as follows:

	Year Ended December 31,
	2015	2014	2013
Stock-based compensation expense, pre-tax	$19	$28	$24
Income tax benefit recognized in earnings	7	11	9

Restricted Stock Units: Compensation expense is based upon the grant date market price. The compensation expense is recorded over the vesting period, which is normally three years from the date of grant, based on management’s estimate of the number of shares expected to vest.

Performance Shares: Prior to 2014, Xerox granted PSs that vest contingent upon Xerox’s achievement of certain specified financial performance criteria over a three-year period. If the three-year actual results exceed the stated targets, then the plan participants have the potential to earn additional shares of common stock, which could not exceed 50% of the original grant.

Commencing in 2014, Xerox expanded the PS program to include those employees who had previously only been awarded RSUs. As before, if actual results exceed the stated targets, then the participants have the potential to earn additional shares of common stock: a maximum overachievement of 50% of the original grant for senior executives and a maximum of 25% of the original grant for all other participants. All PSs entitle the holder to one share of Xerox common stock, payable after a three-year service period and the attainment of the stated goals. In 2015, the maximum overachievement that could be earned was changed to 100% (from 50%) for senior executives. All other terms of the awards remain unchanged.

The fair value of PSs is based upon the market price of Xerox’s common stock on the date of the grant. Compensation expense is recognized over the vesting period, which is normally three years from the date of grant, based on management’s estimate of the number of shares expected to vest. If the stated targets are not met, any recognized compensation cost would be reversed.

Employee Stock Options: Stock option activity relates to converted ACS options issued in connection with the acquisition of ACS in 2010. These options generally expire within the next 2 years. Other than these options, Xerox has not issued any new stock options as part of its long-term incentive plans since 2004.

Summary of Stock-based Compensation Activity

	2015		2014		2013
(shares in thousands)	Shares	Weighted Average Grant Date Fair Value/Exercise Price	Shares	Weighted Average Grant Date Fair Value/Exercise Price	Shares	Weighted Average Grant Date Fair Value/Exercise Price
Restricted Stock Units
Outstanding at January 1	3,422	$8.47	4,842	$8.78	8,238	$9.12
Granted	260	11.86	433	12.08	155	9.23
Vested	(2,768)	7.83	(1,499)	10.54	(2,624)	9.84
Cancelled	(132)	9.52	(354)	8.39	(927)	8.84

Outstanding at December 31	782	11.70	3,422	8.47	4,842	8.78

Performance Shares
Outstanding at January 1	5,771	$11.68	1,421	$9.02	2,896	$8.74
Granted	3,583	10.68	5,674	12.28	132	9.24
Vested	(610)	7.88	(366)	10.71	(1,196)	8.44
Cancelled	(1,222)	11.36	(958)	11.63	(411)	8.77

Outstanding at December 31	7,522	11.57	5,771	11.68	1,421	9.02

Stock Options
Outstanding at January 1	6,115	$7.00	14,199	$6.95	33,732	$6.86
Granted	—	—	—	—	—	—
Canceled/expired	(405)	7.43	(215)	6.95	(1,298)	6.53
Exercised	(2,591)	7.09	(7,869)	6.92	(18,235)	6.82

Outstanding at December 31	3,119	6.87	6,115	7.00	14,199	6.95

Exercisable at December 31	3,119	6.87	6,115	7.00	12,164	7.06

In 2013, Xerox deferred the annual grant of RSUs and PSs from July 1, 2013 to January 1, 2014. RSUs granted in 2013 represent off-cycle awards while PSs granted in 2013 represent over-achievement shares associated with the 2010 PSs grant, which vested in 2013. On January 1, 2014, Xerox granted 2,771 thousand PSs with a grant date fair value of $12.17 per share (the deferral of the 2013 annual grant) and on July 1, 2014, Xerox granted 2,903 thousand PSs with a grant date fair value of $12.38 per share (the 2014 annual grant).

The total unrecognized compensation cost related to non-vested, stock-based awards at December 31, 2015 was as follows:

Awards	Unrecognized Compensation	Remaining Weighted- Average Vesting Period (Years)
Restricted Stock Units	$5	1.8
Performance Shares	29	1.9

Total	$34

The aggregate intrinsic value of outstanding RSUs and PSs awards was as follows:

Awards	December 31, 2015
Restricted Stock Units	$8
Performance Shares	80

Information related to stock options outstanding and exercisable at December 31, 2015 was as follows:

	Options
	Outstanding	Exercisable
Aggregate intrinsic value	$12	$12
Weighted-average remaining contractual life (years)	2.15	2.15

The total intrinsic value and actual tax benefit realized for vested and exercised stock-based awards was as follows:

	December 31, 2015			December 31, 2014			December 31, 2013
Awards	Total Intrinsic Value	Cash Received	Tax Benefit	Total Intrinsic Value	Cash Received	Tax Benefit	Total Intrinsic Value	Cash Received	Tax Benefit
Restricted Stock Units	$30	$—	$11	$19	$—	$7	$23	$—	$9
Performance Shares	7	—	2	5	—	2	10	—	4
Stock Options	14	19	5	42	55	15	51	124	19

Note 17 – Other Comprehensive Loss

Other Comprehensive Loss is comprised of the following:

	Year Ended December 31,
	2015		2014		2013
	Pre-tax	Net of Tax	Pre-tax	Net of Tax	Pre-tax	Net of Tax
Translation Adjustments Losses	$(60)	$(60)	$(44)	$(44)	$(29)	$(29)

Unrealized (Losses) Gains:
Changes in fair value of cash flow hedges – losses	(4)	(2)	—	—	(1)	(1)
Changes in cash flow hedges reclassed to earnings(1)	5	3	(3)	(2)	(2)	(1)

Net Unrealized Gains (Losses)	1	1	(3)	(2)	(3)	(2)

Defined Benefit Plans Gains (Losses)
Net actuarial/prior service gains (losses)	5	4	(43)	(32)	5	3
Actuarial loss amortization/settlement(2)	2	2	—	—	2	1
Other gains(3)	2	1	7	7	—	—

Changes in Defined Benefit Plans Gains (Losses)	9	7	(36)	(25)	7	4

Other Comprehensive Loss	$(50)	$(52)	$(83)	$(71)	$(25)	$(27)

(1)	Reclassified to Cost of sales – refer to Note 11 – Financial Instruments for additional information regarding our cash flow hedges.
(2)	Reclassified to Total Net Periodic Benefit Cost – refer to Note 13 – Employee Benefit Plans for additional information.
(3)	Primarily represents currency impact on cumulative amount of benefit plan net actuarial losses in AOCL.

Accumulated Other Comprehensive Loss (AOCL)

AOCL is comprised of the following:

	December 31,
	2015	2014	2013
Cumulative translation adjustments	$(147)	$(87)	$(43)
Other unrealized losses, net	(1)	(2)	—
Benefit plans net actuarial losses and prior service credits	(33)	(40)	(15)

Total Accumulated Other Comprehensive Loss	$(181)	$(129)	$(58)

Note 18 – Related Party Transactions and Parent Company Investment

Allocation of Corporate Expenses

The Combined Statements of (Loss) Income, Combined Statements of Comprehensive (Loss) Income and Combined Statements of Cash Flows include an allocation of general corporate expenses from Xerox. The financial information in these Combined Financial Statements does not necessarily include all the expenses that would have been incurred or held by the BPO Business had it been a separate, standalone company. It is not practicable to estimate actual costs that would have been incurred had the BPO Business been a separate, standalone company during the periods presented. The management of the BPO Business considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, it. Allocations for management costs and corporate support services provided to the BPO Business totaled $170, $175 and $173 for the three years ended December 31, 2015, respectively. These amounts include costs for corporate functions including, but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology and other shared services. Where possible, these costs were allocated based on direct usage, with the remainder allocated on a basis of costs, headcount or other measures we have determined as reasonable.

	Year Ended December 31,
	2015	2014	2013
Research and development	43	40	34
Selling, administrative and general	127	135	139

Total Allocated Corporate Expenses	$170	$175	$173

Net Parent Investment

Net Parent investment on the Combined Balance Sheets and Statements of Changes in Parent Equity represents Xerox’s historical investment in the BPO Business, the net effect of transactions with, and allocations from, Xerox, and the BPO Business’s accumulated earnings. Net transfers to Xerox are included within Net Parent investment. The components of Net transfers to Xerox and the reconciliation to the corresponding amount presented on the Combined Statements of Cash Flows were as follows:

	Year Ended December 31,
	2015	2014	2013
Cash pooling and general financing activities	$(396)	$(525)	$(291)
Corporate cost allocations	170	175	173
Income taxes	168	44	104
Divestitures and acquisitions, net	(742)	290	30
Capitalization of related party notes payable	1,017	—	—

Total net transfers from (to) parent per Combined Statements of Changes in Parent Equity	217	(16)	16
Stock-based compensation	(19)	(28)	(24)
Capitalization of related party notes payable	(1,017)	—	—
Other, net	147	8	(3)

Total Net transfers to Parent per Combined Statements of Cash Flows	$(672)	$(36)	$(11)

Related Party Notes Receivable/Payable

Certain operating units of the BPO Business have various interest bearing notes under contractual agreements to and from Xerox and other related parties. The purpose of these notes is to provide funds for certain working capital or other capital and operating requirements of the business. Net interest expense on these notes with related party companies is recorded net in Related Party Interest in the Combined Statements of Income and was

$61, $107 and $109 for the three years ended December 31, 2015, respectively. These notes have fixed interest rates that range from 1% to 8%. The balances are reported within current assets as Related party notes receivable and within current liabilities as Related party notes payable in the Combined Balance Sheets as the balances are expected to be settled as part of the separation transaction.

Related Party Revenue and Purchases

The BPO Business provides various services to Xerox including those related to human resources, accounting and finance and customer care, which are reported as Related party revenue in the Combined Statements of (Loss) Income. The costs related to these services are reported as Related party cost of services in the Combined Statements of (Loss) Income.

The BPO Business also leased equipment and received related services, supplies and parts from Xerox and Xerox subsidiaries in the amount of $24, $24 and $19, for the three years ended December 31, 2015, respectively. The costs related to these services, supplies and parts are reported in Cost of outsourcing and Selling, administrative and general expenses in the Combined Statements of (Loss) Income.

Note 19—Subsequent Events

The Combined Financial Statements of the BPO Business are derived from the Consolidated Financial Statements of Xerox Corporation, which issued its financial statements for the year ended December 31, 2015 on February 19, 2016. Accordingly, the BPO Business has evaluated transactions or other events for consideration as recognized subsequent events in the annual financial statements through February 19, 2016. Additionally, the BPO Business has evaluated transactions and other events that occurred through the issuance of these Combined Financial Statements, June 30, 2016, for purposes of disclosure of unrecognized subsequent events.

BPO BUSINESS OF XEROX CORPORATION

CONDENSED COMBINED STATEMENTS OF (LOSS) INCOME (UNAUDITED)

	Three Months Ended March 31,
(in millions)	2016	2015
Revenues
Outsourcing	$1,673	$1,666
Related party	12	12

Total Revenues	1,685	1,678

Costs and Expenses
Cost of outsourcing	1,412	1,411
Related party cost of services	9	9
Research and development	10	12
Selling, administrative and general	183	179
Restructuring and related costs	26	3
Amortization of intangible assets	75	61
Separation costs	3	—
Related party interest	10	21
Other expenses, net	11	2

Total Costs and Expenses	1,739	1,698

Loss before Income Taxes	(54)	(20)
Income tax benefit	(25)	(14)

Loss from Continuing Operations	(29)	(6)
Income from discontinued operations, net of tax	—	34

Net (Loss) Income	$(29)	$28

The accompanying notes are an integral part of these Condensed Combined Financial Statements.

BPO BUSINESS OF XEROX CORPORATION

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

	Three Months Ended March 31,
(in millions)	2016	2015
Net (Loss) Income	$(29)	$28

Other Comprehensive Income (Loss), Net(1):
Translation adjustments, net	7	(21)
Unrealized gains, net	2	1
Changes in defined benefit plans, net	—	2

Other Comprehensive Income (Loss), Net	9	(18)

Comprehensive (Loss) Income, Net	$(20)	$10

(1)	Refer to Note 10 – Other Comprehensive Income (Loss) for gross components of Other Comprehensive Income (Loss), reclassification adjustments out of Accumulated Other Comprehensive Loss and related tax effects.

The accompanying notes are an integral part of these Condensed Combined Financial Statements.

BPO BUSINESS OF XEROX CORPORATION

CONDENSED COMBINED BALANCE SHEETS (UNAUDITED)

(in millions)	March 31, 2016	December 31, 2015
Assets
Cash and cash equivalents	$143	$140
Accounts receivable, net	1,400	1,246
Related party notes receivable	251	248
Other current assets	247	240

Total current assets	2,041	1,874
Land, buildings and equipment, net	281	280
Intangible assets, net	1,351	1,425
Goodwill	4,875	4,872
Other long-term assets	580	607

Total Assets	$9,128	$9,058

Liabilities and Net Parent Equity
Short-term debt and current portion of long-term debt	$23	$24
Related party notes payable	1,140	1,132
Accounts payable	121	264
Accrued compensation and benefits costs	326	249
Unearned income	226	227
Other current liabilities	759	845

Total current liabilities	2,595	2,741
Long-term debt	33	37
Pension and other benefit liabilities	151	153
Deferred taxes	766	764
Other long-term liabilities	200	201

Total Liabilities	3,745	3,896

Commitments and Contingencies (See Note 11)

Net Parent Equity
Net parent investment	5,555	5,343
Accumulated other comprehensive loss	(172)	(181)

Total Net Parent Equity	5,383	5,162

Total Liabilities and Net Parent Equity	$9,128	$9,058

The accompanying notes are an integral part of these Condensed Combined Financial Statements.

BPO BUSINESS OF XEROX CORPORATION

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(in millions)	2016	2015
Cash Flows from Operating Activities:
Net (loss) income	$(29)	$28
Adjustments required to reconcile net (loss) income to cash flows from operating activities:
Depreciation and amortization	148	146
Provision for receivables	2	1
Net loss on sales of businesses and assets	—	2
Stock-based compensation	4	5
Restructuring and asset impairment charges	25	3
Payments for restructurings	(7)	(5)
Contributions to defined benefit pension plans	(2)	(2)
Increase in accounts receivable	(141)	(151)
Increase in other current and long-term assets	(26)	(73)
Decrease in accounts payable and accrued compensation	(66)	(58)
Decrease in other current and long-term liabilities	(11)	(12)
Net change in income tax assets and liabilities	(14)	(25)

Net cash used in operating activities	(117)	(141)

Cash Flows from Investing Activities:
Cost of additions to land, buildings and equipment	(30)	(55)
Proceeds from sales of land, buildings and equipment	—	1
Cost of additions to internal use software	(9)	(5)
Proceeds from sale of businesses	(56)	3
Acquisitions, net of cash acquired	—	(28)
Net (payments) proceeds on related party notes receivable	(3)	20
Other investing	1	2

Net cash used in investing activities	(97)	(62)

Cash Flows from Financing Activities:
Net proceeds on debt	2	19
Net payments on debt	(6)	(16)
Net proceeds (payments) on related party notes payable	9	(2)
Net transfers from parent	211	189
Excess tax benefits from stock-based compensation	—	2

Net cash provided by financing activities	216	192

Effect of exchange rate changes on cash and cash equivalents	1	(5)

Increase (decrease) in cash and cash equivalents	3	(16)
Cash and cash equivalents at beginning of period	140	159

Cash and Cash Equivalents at End of Period	$143	$143

The accompanying notes are an integral part of these Condensed Combined Financial Statements.

BPO BUSINESS OF XEROX CORPORATION

CONDENSED COMBINED STATEMENTS OF CHANGES IN PARENT EQUITY (UNAUDITED)

(in millions)	Net Parent Investment	Accumulated Other Comprehensive Loss	Total Net Parent Equity
Balance at December 31, 2015	$5,343	$(181)	$5,162
Net loss	(29)	—	(29)
Translation adjustments, net	—	7	7
Unrealized gains, net	—	2	2
Changes in defined benefit plans, net	—	—	—
Net transfers from parent	241		241

Balance at March 31, 2016	$5,555	$(172)	$5,383

Balance at December 31, 2014	$5,540	$(129)	$5,411
Net income	28	—	28
Translation adjustments, net	—	(21)	(21)
Unrealized gains, net	—	1	1
Changes in defined benefit plans, net	—	2	2
Net transfers from parent	1,315	—	1,315

Balance at March 31, 2015	$6,883	$(147)	$6,736

The accompanying notes are an integral part of these Condensed Combined Financial Statements.

BPO BUSINESS OF XEROX CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(in millions, except where otherwise noted)

Note 1—Basis of Presentation

The Proposed Transaction

On January 29, 2016, Xerox Corporation (Xerox or Parent) announced plans for the complete legal and structural separation of the businesses constituting Xerox’s business processing outsourcing business and related operations (BPO Business) from Xerox. To effect the separation, Xerox will first undertake a series of internal transactions, following which Conduent Incorporated will hold, directly or through its subsidiaries, the BPO Business. The separation will be completed by way of a pro rata distribution of Conduent Incorporated shares held by Xerox to Xerox’s shareholders.

In these Condensed Combined Financial Statements, unless the context otherwise requires:

•	“We,” “our” and “us” refer to Xerox’s Business Processing Outsourcing business and related operations, and

•	“Spin-Off” refers to the transaction in which we will be separated from Xerox.

Completion of the Spin-Off is subject to the satisfaction or waiver of a number of conditions. In addition, Xerox has the right not to complete the Spin-Off if, at any time, Xerox’s board of directors determines, in its sole and absolute discretion, that the Spin-Off is not in the best interest of Xerox or its shareholders, or is otherwise not advisable.

Basis of Presentation and Principles of Combination

The Condensed Combined Financial Statements of the BPO Business have been derived from the Consolidated Financial Statements and accounting records of Xerox as if the BPO Business operated on a standalone basis during the periods presented and were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and pursuant to the rules and regulations of the SEC. Historically, the BPO Business consisted of the Business Processing Outsourcing Operating segment within Xerox’s reportable Services segment and did not operate as a separate, standalone company. Accordingly, its financial position and the related results of operations, cash flows and changes in equity have been reported in Xerox’s Consolidated Financial Statements.

We have prepared the unaudited Condensed Combined Financial Statements in accordance with the accounting policies described in our audited 2015 Combined Financial Statements, and the interim reporting requirements of U.S. GAAP. Accordingly, certain information and note disclosures normally included in our annual combined financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. You should read these Condensed Combined Financial Statements in conjunction with the 2015 Combined Financial Statements. In the opinion of management, all adjustments which are necessary for a fair statement of financial position, operating results and cash flows for the interim periods presented have been made. These adjustments consist of normal recurring items. Interim results of operations are not necessarily indicative of the results of the full year.

As the separate legal entities and divisions that make up the BPO Business were not historically held by a single legal entity, Total Net Parent Equity is shown in lieu of shareholder’s equity in these Condensed Combined Financial Statements. Balances between the BPO Business and Xerox that were not historically settled in cash are included in Net Parent Investment. Net Parent Investment represents Xerox’s interest in the recorded assets of the BPO Business and represents the cumulative investment by Xerox in the BPO Business through the dates presented, inclusive of operating results.

The Condensed Combined Financial Statements include the historical basis of assets, liabilities, revenues, and expenses of the individual businesses of Xerox’s historical BPO Business including the joint ventures and partnerships over which the BPO Business has a controlling financial interest. The BPO Business uses the equity method to account for investments in business entities that it does not control if it is otherwise able to exercise significant influence over the entities operating and financial policies (generally 20% to 50% ownership). The Condensed Combined Financial Statements include certain assets and liabilities that are held by Xerox that are specifically identifiable or otherwise attributable to the BPO Business. All intercompany transactions and balances within the BPO Business have been eliminated.

Cash is managed centrally through bank accounts controlled and maintained by Xerox. Accordingly, cash and cash equivalents held by Xerox at the corporate level were not attributable to the BPO Business for any of the periods presented. Only cash amounts specifically attributable to the BPO Business are reflected in the Combined Balance Sheets. Transfers of cash, both to and from Xerox’s centralized cash management system, are reflected as a component of Net Parent Investment in the Condensed Combined Balance Sheets and as a financing activity on the accompanying Condensed Combined Statements of Cash Flows. Historically, the BPO Business received or provided funding as part of Xerox’s centralized treasury program.

Third-party debt obligations of Xerox and the corresponding financing costs related to those debt obligations, specifically those that relate to senior notes, term loans, commercial paper obligations and revolving credit facilities, have not been attributed to the BPO Business, as the BPO Business was not the legal obligor on the debt. The only third-party debt obligations included in these Condensed Combined Financial Statements are those for which the legal obligor is a legal entity within the BPO Business.

During the periods presented, the BPO Business functioned as part of the larger group of companies controlled by Xerox. Accordingly, Xerox performed certain corporate overhead functions for the BPO Business. Therefore, certain corporate costs, including compensation costs for corporate employees supporting the BPO Business, have been allocated from Xerox. These allocated costs are for corporate functions including, but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology and other shared services, which are not provided at the BPO Business level. Where possible, these costs were allocated based on direct usage, with the remainder allocated on a basis of cost, headcount, or other measures we have determined as reasonable. The Condensed Combined Financial Statements do not necessarily include all the expenses that would have been incurred or held by the BPO Business had it been a separate, standalone company. We expect to incur additional expenses as a separate, standalone publicly-traded company. It is not practicable to estimate actual costs that would have been incurred had the BPO Business been a separate standalone company during the periods presented. Allocations for management costs and corporate support services provided to the BPO Business totaled $45 and $44 for the three month period ended March 31, 2016 and 2015, respectively.

The management of the BPO Business believes the assumptions underlying the Condensed Combined Financial Statements, including the assumptions regarding the allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the BPO Business during the periods presented. Nevertheless, the Combined Financial Statements may not be indicative of the BPO Business’s future performance, and do not necessarily include all of the actual expenses that would have been incurred by the BPO Business and may not reflect the results of operations, financial position, and cash flows of the BPO Business had the BPO Business been a separate, standalone company during the periods presented.

Operations of the BPO Business are included in the consolidated U.S. federal, and certain state and local and foreign income tax returns filed by Xerox, where applicable. The BPO Business also files certain separate state and local and foreign income tax returns. Income tax expense and other income tax related information contained in the Combined Financial Statements are presented on a separate return basis as if the BPO Business filed its own tax returns. The income taxes of the BPO Business as presented in the Condensed Combined Financial Statements may not be indicative of the income taxes that the BPO Business will generate in the future. In jurisdictions where the BPO Business has been included in the tax returns filed by Xerox, any income taxes payable resulting from the related income tax provisions have been reflected in the balance sheet within “Net Parent Investment.”

For convenience and ease of reference, we refer to the financial statement caption “Loss before Income Taxes” as “pre-tax loss” throughout the Notes to the Condensed Combined Financial Statements.

Note 2—Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for our fiscal year beginning January 1, 2018, with early adoption permitted for fiscal years beginning January 1, 2017. The standard will be adopted using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. In March 2016, the FASB issued ASU 2016-08, Revenue Recognition – Principal versus Agent (reporting revenue gross versus net). Also, in April 2016, the FASB issued ASU 2016-10 Revenue from Contracts with Customers – Identifying Performance Obligations and Licensing, and in May 2016, the FASB issued ASU 2016-12 Revenue Recognition – Narrow Scope Improvements and Practical Expedients. ASU 2016-08, 2016-10 and 2016-12 each provide additional guidance on topics addressed in ASU 2014-09. We are evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases. This update requires the recognition of leased assets and lease obligations by lessees for those leases currently classified as operating leases under existing lease guidance. Short term leases with a term of 12 months or less are not required to be recognized. The update also requires disclosure of key information about leasing arrangements to increase transparency and comparability among organizations. The accounting for lessors does not fundamentally change except for changes to conform and align guidance to the lessee guidance as well as to the new revenue recognition guidance in ASU 2014-09. This update is effective for our fiscal year beginning January 1, 2019. We are currently evaluating the impact of the adoption of ASU 2016-02 on our financial statements.

Stock Compensation

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation, Improvements to Employee Share-Based payment Accounting (Topic 718). This update is intended to provide simplification of the accounting for share based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. This update is effective for our fiscal year beginning January 1, 2017. We are currently evaluating the impact of the adoption of ASU 2016-09 on our financial statements.

Accounting for Income Taxes: Balance Sheet Presentation of Deferred Taxes

In November 2015, the FASB issued ASU 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes. This update, which simplifies the presentation of deferred income taxes, requires that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. As allowed by the update, we early adopted ASU 2015-17 effective December 31, 2015 on a prospective basis. Adoption of this update resulted in a reclassification of our net current deferred tax assets and liabilities to the net non-current deferred tax assets and liabilities in our Condensed Combined Balance Sheet as of December 31, 2015. Prior periods were not retrospectively adjusted. The current requirement that deferred tax liabilities and assets of a tax-paying component (jurisdiction) of an entity be offset and presented as a single amount is not affected by this update.

Other Updates

In 2016 and 2015, the FASB also issued the following Accounting Standards Updates which are not expected to have a material impact on our financial condition, results of operations or cash flows. Those updates are as follows:

•	Financial Instruments: ASU 2016-01, Financial Instruments – Recognition and Measurement of Financial Instruments and Financial Liabilities, which will be effective for our fiscal year beginning January 1, 2018.

•	Business Combinations: ASU 2015-16, Accounting for Measurement Period Adjustments in a Business Combination, which was effective for our fiscal year beginning January 1, 2016.

•	Fair Value Measurements: ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent), which was effective for our fiscal year beginning January 1, 2016.

•	Intangibles – Goodwill and Other – Internal Use Software: ASU 2015-05, Intangibles-Goodwill and Other-Internal Use Software – Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which was effective for our fiscal year beginning January 1, 2016.

•	Consolidation: ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This update was effective for our fiscal year beginning January 1, 2016 with early adoption permitted, and is applied on a modified retrospective basis.

•	Derivatives and Hedging: ASU 2014-16, Derivatives and Hedging (Topic 815) – Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity, which was effective for our fiscal year beginning January 1, 2016.

•	Disclosures of Going Concern Uncertainties: ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40); Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which is effective for our fiscal year ending December 31, 2016.

•	Stock Compensation: ASU 2014-12, Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide that a Performance Target Could be Achieved after the Requisite Service Period, which was effective for our fiscal year beginning January 1, 2016.

Note 3—Segment Reporting

Our reportable segments correspond to how we organize and manage the business and are aligned to the industries in which our clients operate. All of our segments involve the delivery of business process services and include service arrangements where we manage a customer’s business activity or process. We report our financial performance based on the following three primary reportable segments:

•	Commercial Industries

•	Healthcare

•	Public Sector

Commercial Industries: Our Commercial Industries segment provides business process services and customized solutions to clients in a variety of industries (other than healthcare). Across the Commercial Industries segment, we deliver end-to-end business-to-business and business-to-customer services that enable our clients to optimize their key processes. Our multi-industry competencies include customer care, human resource management and finance and accounting services. These services are complemented by innovative industry-specific services such as personalized product information for the automotive industry; digitized source-to-pay solutions for clients in the manufacturing industry; customer experience and marketing services for clients in the retail industry; mortgage and consumer loan processing for clients in the financial services industry and customized workforce learning solutions for clients in the aerospace industry.

Healthcare: Our Healthcare segment provides industry-centric business process services to clients across the healthcare industry, including providers, payers, employers, pharmaceutical and life science companies and government agencies. Through this segment we offer innovative services and subject matter expertise to clients across the healthcare industry, including providers, payers, employers, pharmaceutical and life science companies and government agencies. We strive to enable our healthcare clients to focus on improving the patient care experience, lowering total costs and enabling better long-term health outcomes.

Public Sector: Our Public Sector segment provides government-centric business process services to U.S. federal, state and local and foreign governments for transportation, public assistance, program administration, transaction processing and payment services.

Other: Other includes our Government Health Enterprise Medicaid Platform business, where we are limiting our focus to implementing and maintaining systems for our current Health Enterprise clients, and our Student Loan business, which is in run-off. Other also includes non-allocated expenses as well as inter-segment eliminations.

Selected financial information for our reportable segments is as follows:

	Three Months Ended March 31,
	Segment Revenue	Segment Profit (Loss)
2016
Commercial Industries	$699	$7
Healthcare	464	37
Public Sector	414	43
Other	108	(16)

Total	$1,685	$71

2015
Commercial Industries	$726	$21
Healthcare	442	43
Public Sector	415	47
Other	95	(41)

Total	$1,678	$70

	Three Months Ended March 31,
Reconciliation to Pre-tax Loss	2016	2015
Segment Profit	$71	$70
Reconciling items:
Amortization of intangible assets	(75)	(61)
Restructuring and related costs(1)	(26)	(6)
Related party interest	(10)	(21)
Separation costs	(3)	—
Other	(11)	(2)

Pre-tax Loss	$(54)	$(20)

(1)	Includes Restructuring and related costs of $26 and $3, for the three months ended March 31, 2016 and 2015, respectively, and business transformation costs of $0 and $3 for the three months ended March 31, 2016, and 2015, respectively. Business transformation costs represent incremental costs incurred directly in support of our business transformation and restructuring initiatives such as compensation costs for overlapping staff, consulting costs and training costs.

Note 4—Divestitures

Information Technology Outsourcing (ITO)

In 2014, we announced an agreement to sell our ITO business to Atos SE (Atos). As a result of this agreement, we reported the ITO business as held for sale and a Discontinued Operation up through its date of sale, which was completed on June 30, 2015.

In February 2016, we reached an agreement with Atos on the final adjustments to the closing balance of net assets sold as well as the settlement of certain indemnification claims and recorded an additional pre-tax loss on the disposal in 2015 of $24 ($14 after-tax). This additional loss was recorded in the 2015 financial statements because the agreement with Atos was reached before the financial statements had been issued, accordingly no adjustment was required in 2016. In the first quarter 2016, we paid Atos approximately $52, representing a $28 adjustment to the final sales price as a result of this agreement and a payment of $24 due from closing. The payment is reflected in Investing cash flows as an adjustment of the sales proceeds.

Other Discontinued Operations

There were no Discontinued Operations as of March 31, 2016. Summarized financial information for our Discontinued Operations for the three months ended March 31, 2015 was as follows:

	Three Months Ended March 31, 2015
	ITO	Other	Total
Revenues	$311	$—	$311

Income from operations(1)	$61	$—	$61
Loss on disposal	(4)	—	(4)

Net income before income taxes	57	—	57
Income tax expense	(23)	—	(23)

Income from discontinued operations, net of tax	$34	$—	$34

(1)	ITO Income from operations for first quarter 2015 excludes approximately $39 of depreciation and amortization expense (including $7 of intangible amortization) since the business was held for sale.

Note 5—Accounts Receivable, Net

Accounts receivable, net were as follows:

	March 31, 2016	December 31, 2015
Amounts billed or billable	$1,095	$963
Unbilled amounts	312	289
Allowance for doubtful accounts	(7)	(6)

Accounts Receivable, Net	$1,400	$1,246

Unbilled amounts include amounts associated with percentage-of-completion accounting and other earned revenues not currently billable due to contractual provisions. Amounts to be invoiced in the subsequent month for current services provided are included in amounts billable, and at March 31, 2016 and December 31, 2015 were approximately $478 and $443, respectively.

We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment history and current creditworthiness. The allowance for uncollectible accounts receivables is determined principally on the basis of past collection experience, as well as consideration of current economic conditions and changes in our customer collection trends.

Accounts Receivable Sales Arrangements

Accounts receivable sales arrangements are utilized in the normal course of business as part of our cash and liquidity management. We have facilities in the U.S. and Europe that enable us to sell certain accounts receivable without recourse to third-parties. The accounts receivables sold are generally short-term trade receivables with payment due dates of less than 60 days. Our arrangements involve the sale of our entire interest in groups of accounts receivable for cash.

Under the agreements, we continue to service the sold accounts receivable. A servicing liability is recorded for the estimated fair value of the servicing. The amounts associated with the servicing liability were not material.

Of the accounts receivables sold and derecognized from our balance sheet, $87 and $136 remained uncollected as of March 31, 2016 and December 31, 2015, respectively. Accounts receivable sales were as follows:

	Three Months Ended March 31,
	2016	2015
Accounts receivable sales	$88	$60
Estimated decrease to operating cash flows(1)	(48)	(21)

(1)	Represents the difference between current and prior period receivable sales adjusted for the effects of: (i) the deferred proceeds, (ii) collections prior to the end of the quarter and, (iii) currency.

Note 6—Restructuring Programs

During the three months ended March 31, 2016, we recorded net restructuring and asset impairment charges of $25, which included approximately $26 of severance costs related to headcount reductions of approximately 3,400 employees worldwide and $1 of lease cancellation costs. These costs were offset by $2 of net reversals, primarily resulting from changes in estimated reserves from prior period initiatives.

Information related to restructuring program activity during the three months ended March 31, 2016 is outlined below:

	Severance and Related Costs	Lease Cancellation and Other Costs	Total
Balance at December 31, 2015	$4	$—	$4

Provision	26	1	27
Reversals	(2)	—	(2)

Net Current Period Charges(1)	24	1	25
Charges against reserve and currency	(7)	—	(7)

Balance at March 31, 2016	$21	$1	$22

(1)	Represents net amount recognized within the Condensed Combined Statements of Income for the period shown.

Reconciliation to the Condensed Combined Statements of Cash Flows:

	Three Months Ended March 31,
	2016	2015
Charges against reserve	$(7)	$(5)
Asset impairments	—	—
Effects of foreign currency and other non-cash items	—	—

Restructuring Cash Payments	$(7)	$(5)

The following table summarizes the total amount of costs incurred in connection with these restructuring programs by segment:

	Three Months Ended March 31,
	2016	2015
Commercial Industries	$16	$3
Healthcare	6	1
Public Sector	2	(1)
Other	1	—

Total Net Restructuring Charges	$25	$3

Note 7—Financial Instruments

Foreign Exchange Risk Management

We are a global company that is exposed to foreign currency exchange rate fluctuations in the normal course of our business. As a part of our foreign exchange risk management strategy, we use derivative instruments, primarily forward contracts and purchased option contracts, to hedge the following foreign currency exposures, thereby reducing volatility of earnings or protecting fair values of assets and liabilities:

•	Foreign currency-denominated assets and liabilities

•	Forecasted purchases and sales in foreign currency

Summary of Foreign Exchange Hedging Positions

At March 31, 2016, we had outstanding forward exchange and purchased option contracts with gross notional values of $161, which is typical of the amounts that are normally outstanding at any point during the year. Approximately 67% of these contracts mature within three months, 12% in three to six months, 16% in six to 12 months and 5% in greater than 12 months.

Included in the $161 Gross Notional Value is $53 of derivatives where a Xerox related party is the counterparty. These related party derivatives are all entered into based on prevailing market terms and accounted for as if they were third-party derivatives. These derivatives had a net fair value of less than $1 at March 31, 2016.

Foreign Currency Cash Flow Hedges

We designate a portion of our foreign currency derivative contracts as cash flow hedges of our foreign currency-denominated expenses. The net liability fair value of these contracts were $0 and $3 as of March 31, 2016 and December 31, 2015, respectively.

Summary of Derivative Instruments Fair Value

The following table provides a summary of the fair value amounts of our derivative instruments:

Designation of Derivatives	Balance Sheet Location	March 31, 2016	December 31, 2015
Derivatives Designated as Hedging Instruments
Foreign exchange contracts – forwards	Other current assets	$1	$—
	Other current liabilities	(1)	(3)

	Net Designated Derivative Liability	$—	$(3)

Derivatives NOT Designated as Hedging Instruments
Foreign exchange contracts – forwards	Other current assets	$2	$—
	Other current liabilities	(1)	—

	Net Undesignated Derivative Asset	$1	$—

Summary of Derivatives	Total Derivative Assets	$3	$—
	Total Derivative Liabilities	(2)	(3)

	Net Derivative Asset	$1	$(3)

Summary of Derivative Instruments Gains (Losses)

Derivative gains (losses) affect the income statement based on whether such derivatives are designated as hedges of underlying exposures. The following is a summary of derivative gains (losses).

Designated Cash Flow Derivative Instruments Gains (Losses)

The following table provides a summary of gains (losses) on derivative instruments:

	Three Months Ended March 31,
	2016	2015
Cash Flow Hedges – Foreign exchange forward contracts and options
Derivative gain recognized in OCI (effective portion)	$2	$—
Derivative loss reclassified from AOCI to income – Cost of sales (effective portion)	(1)	(1)

During the three months ended March 31, 2016 and 2015, no amount of ineffectiveness was recorded in earnings for these designated cash flow hedges and all components of each derivative’s gain (loss) was included in the assessment of hedge effectiveness. In addition, no amount was recorded for an underlying exposure that did not occur or was not expected to occur.

At March 31, 2016, net after-tax losses of $0 were recorded in accumulated other comprehensive loss associated with our cash flow hedging activity. The entire balance is expected to be reclassified into net income within the next 12 months, providing an offsetting economic impact against the underlying anticipated transactions.

Non-Designated Derivative Instruments Gains (Losses)

Non-designated derivative instruments are primarily instruments used to hedge foreign currency-denominated assets and liabilities. They are not designated as hedges since there is a natural offset for the re-measurement of the underlying foreign currency-denominated asset or liability.

The following table provides a summary of losses on non-designated derivative instruments:

Derivatives NOT Designated as Hedging Instruments	Location of Derivative Gain	Three Months Ended March 31,
		2016	2015
Foreign exchange contracts – forwards	Other expense – Currency gains, net	$1	$—

Net currency gains and losses are included in Other expenses, net and include the mark-to-market adjustments of the derivatives not designated as hedging instruments and the related cost of those derivatives as well as the re-measurement of foreign currency-denominated assets and liabilities. For the three months ended March 31, 2016 and 2015, currency losses, net were $0 and $2, respectively.

Note 8—Fair Value of Financial Assets and Liabilities

The following table represents assets and liabilities measured at fair value on a recurring basis. The basis for the measurement at fair value in all cases is Level 2 – Significant Other Observable Inputs.

	March 31, 2016	December 31, 2015
Assets:
Foreign exchange contracts – forwards	$3	$—
Deferred compensation investments in cash surrender life insurance	92	92
Deferred compensation investments in mutual funds	20	21

Total	$115	$113

Liabilities:
Foreign exchange contracts – forwards	$2	$3
Deferred compensation plan liabilities	109	110

Total	$111	$113

We utilize the income approach to measure the fair value for our derivative assets and liabilities. The income approach uses pricing models that rely on market observable inputs such as yield curves, currency exchange rates and forward prices, and therefore are classified as Level 2.

Fair value for our deferred compensation plan investments in Company-owned life insurance is reflected at cash surrender value. Fair value for our deferred compensation plan investments in mutual funds is based on quoted market prices for actively traded investments similar to those held by the plan. Fair value for deferred compensation plan liabilities is based on the fair value of investments corresponding to employees’ investment selections, based on quoted prices for similar assets in actively traded markets.

Summary of Other Financial Assets and Liabilities Not Measured at Fair Value on a Recurring Basis

The estimated fair values of our other financial assets and liabilities not measured at fair value on a recurring basis were as follows:

	March 31, 2016		December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$143	$143	$140	$140
Accounts receivable, net	1,400	1,400	1,246	1,246
Short-term debt	23	23	24	24
Long-term debt	33	33	37	37

The fair value amounts for Cash and cash equivalents and Accounts receivable, net, approximate carrying amounts due to the short maturities of these instruments. The fair value of Short and Long-term debt was estimated based on the current rates offered to us for debt of similar maturities (Level 2). The difference between the fair value and the carrying value represents the theoretical net premium or discount we would pay or receive to retire all debt at such date.

Note 9—Employee Benefit Plans

The components of Net periodic benefit cost and other changes in plan assets and benefit obligations were as follows:

	Three Months Ended March 31,
	Pension Benefits
	U.S. Plans		Non-U.S. Plans
	2016	2015	2016	2015
Components of Net Periodic Benefit Costs:
Service cost	$—	$—	$1	$1
Interest cost	1	1	1	1
Expected return on plan assets	(1)	(1)	(2)	(2)

Defined Benefit Plans	—	—	—	—
Defined contribution plans	7	7	1	1

Net Periodic Benefit Cost	7	7	1	1

Total Recognized in Other Comprehensive Loss	—	—	—	—

Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Loss	$7	$7	$1	$1

Contributions

During the three months ended March 31, 2016, we made cash contributions of $2 ($1 U.S. and $1 Non-U.S.) to our defined benefit pension plans. We presently anticipate additional cash contributions of $4 ($3 U.S. and $1 Non-U.S.) for total full-year cash contributions of approximately $6 ($4 U.S. and $2 Non-U.S.). In 2015, full-year cash contributions to our defined benefit pension plans were $8 ($4 U.S. and $4 Non-U.S.).

Note 10—Other Comprehensive Income (Loss)

Other Comprehensive Income (Loss) is comprised of the following:

	Three Months Ended March 31,
	2016		2015
	Pre-tax	Net of Tax	Pre-tax	Net of Tax
Translation Adjustments Gains (Losses)	$7	$7	$(21)	$(21)

Unrealized Gains:
Changes in fair value of cash flow hedges – gains	2	1	—	—
Changes in cash flow hedges reclassed to earnings(1)	1	1	1	1

Net Unrealized Gains	3	2	1	1

Defined Benefit Plans Gains:
Other gains(2)	—	—	2	2

Changes in Defined Benefit Plans Gains	—	—	2	2

Other Comprehensive Income (Loss)	$10	$9	$(18)	$(18)

(1)	Reclassified to Cost of outsourcing – refer to Note 7 – Financial Instruments for additional information regarding our cash flow hedges.
(2)	Primarily represents currency impact on cumulative amount of benefit plan net actuarial losses and prior service credits in AOCL.

Accumulated Other Comprehensive Loss (AOCL)

AOCL is comprised of the following:

	March 31, 2016	December 31, 2015
Cumulative translation adjustments	$(140)	$(147)
Other unrealized gains (losses), net	1	(1)
Benefit plans net actuarial losses and prior service credits	(33)	(33)

Total Accumulated Other Comprehensive Loss	$(172)	$(181)

Note 11—Contingencies and Litigation

As more fully discussed below, we are involved in a variety of claims, lawsuits, investigations and proceedings concerning: securities law; governmental entity contracting, servicing and procurement law; intellectual property law; environmental law; employment law; the Employee Retirement Income Security Act (ERISA); and other laws and regulations. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Additionally, guarantees, indemnifications and claims arise during the ordinary course of business from relationships with suppliers, customers and nonconsolidated affiliates when the BPO Business undertakes an obligation to guarantee the performance of others if specified triggering events occur. Nonperformance under a contract could trigger an obligation of the BPO Business. These potential claims include actions based upon alleged exposures to products, real estate, intellectual property such as patents, environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the BPO Business’s combined financial position or liquidity. As of March 31, 2016, we have accrued our estimate of liability incurred under our indemnification arrangements and guarantees.

Litigation Against BPO

State of Texas v. Xerox Corporation, Xerox State Healthcare, LLC, and ACS State Healthcare, LLC: On May 9, 2014, the State of Texas, via the Texas Office of Attorney General (the “State”), filed a lawsuit in the 53rd Judicial District Court of Travis County, Texas. The lawsuit alleges that Xerox Corporation, Xerox State Healthcare, LLC and ACS State Healthcare (collectively, the “Xerox Defendants”) violated the Texas Medicaid Fraud Prevention Act in the administration of its contract with the Texas Department of Health and Human Services (“HHSC”). The State alleges that the Xerox Defendants made false representations of material facts regarding the processes, procedures, implementation and results regarding the prior authorization of orthodontic claims. The State seeks recovery of actual damages, two times the amount of any overpayments made as a result of unlawful acts, civil penalties, pre- and post-judgment interest and all costs and attorneys’ fees. The State references the amount in controversy as exceeding hundreds of millions of dollars. The Xerox Defendants filed their Answer in June, 2014 denying all allegations. The Xerox Defendants will continue to vigorously defend themselves in this matter. We do not believe it is probable that we will incur a material loss in excess of the amount accrued for this matter. In the course of litigation, we periodically engage in discussions with plaintiff’s counsel for possible resolution of the matter. Should developments cause a change in our determination as to an unfavorable outcome, or result in a final adverse judgment or settlement for a significant amount, there could be a material adverse effect on our results of operations, cash flows and financial position in the period in which such change in determination, judgment or settlement occurs.

Dennis Nasrawi v. Buck Consultants et al.: On October 8, 2009, plaintiffs filed a lawsuit in the Superior Court of California, Stanislaus County and on November 24, 2009, the case was removed to the U.S. Court for the Eastern District of California, Fresno Division. Plaintiffs allege actuarial negligence against Buck Consultants, LLC (“Buck”) for the use of faulty actuarial assumptions in connection with the 2007 actuarial valuation for the Stanislaus County Employees Retirement Association (“StanCERA”). Plaintiffs allege that the employer contribution rate adopted by StanCERA based on Buck’s valuation was insufficient to fund the benefits promised by the County. On July 13, 2014, the Court entered its ruling that the plaintiffs lacked standing to sue in a representative capacity on behalf of all plan participants. The Court also ruled that plaintiffs had adequately pleaded their claim that Buck allegedly aided and abetted StanCERA in breaching its fiduciary duty. Plaintiffs then filed their Fifth Amended Complaint and added StanCERA to the litigation. Buck and StanCERA filed demurrers to the amended complaint. On September 13, 2012, the Court sustained both demurrers with prejudice, completely dismissing the matter and barring plaintiffs from refiling their claims. Plaintiffs appealed and ultimately the California Court of Appeals (Sixth District) reversed the trial court’s ruling and remanded the case back to the trial court. Buck entered into a stay agreement with plaintiffs that essentially postpones this litigation pending the outcome of parallel litigation between plaintiffs and StanCERA. Buck will continue to aggressively defend these lawsuits.

U.S. Equal Employment Opportunity Commission (“EEOC”) v. Baltimore County, Maryland: On January 1, 2007, the EEOC filed suit against Baltimore County (“County”) alleging that the County’s employer pension plan is age discriminatory under the federal Age Discrimination in Employment Act (“ADEA”) on the grounds that older employees were required to pay higher contributions to the plan than younger employees. Buck Consultants, LLC (“Buck”) is not a party to the lawsuit, but Buck provided administrative services to the plan and the County has asserted indemnity rights against Buck in the event that liability is found. On October 17, 2012, the trial court issued summary judgment finding the plan discriminatory but leaving for trial the question of damages. This decision has been affirmed on appeal and the matter is back before the trial court for trial on all remaining fact issues and damages. On April 24, 2015, the County filed for leave to add Buck as a third party to the lawsuit between the County and the EEOC. Buck has filed opposition papers. On January 22, 2015, the County served Buck with a declaratory judgment lawsuit seeking an affirmative determination that Buck owes the County defense and indemnity in the EEOC’s lawsuit against the County. Buck filed its motion to dismiss, which the court granted in part and dismissed the County’s claim for indemnity. The court declined, at this time, to dismiss the County’s claim related to Buck’s alleged duty to defend. This case will now go forward to assess whether Buck owes a duty to defend the County in the action with the EEOC. Buck will continue to aggressively defend these matters.

Other Matters

On January 5, 2016, the Consumer Financial Protection Bureau (the “CFPB”) notified Xerox Education Services, Inc. (XES) that, in accordance with the CFPB’s discretionary Notice and Opportunity to Respond and Advise (NORA) process, the CFPB’s Office of Enforcement is considering recommending that the CFPB take legal action against XES, alleging that XES violated the Consumer Financial Protection Act’s prohibition of unfair practices. Should the CFPB commence an action, it may seek restitution, civil monetary penalties, injunctive relief or other corrective action. The purpose of a NORA letter is to provide a party being investigated an opportunity to present its position to the CFPB before an enforcement action is recommended or commenced. This notice stems from an inquiry that commenced in 2014 when XES received and responded to a Civil Investigative Demand containing a broad request for information. During this process, XES self-disclosed to the Department of Education and the CFPB certain adjustments of which it had become aware that had not been timely made relating to its servicing of a small percentage of third-party student loans under outsourcing arrangements for various financial institutions. The CFPB and the Department of Education, as well as certain states’ attorney general offices and other regulatory agencies, began similar reviews. XES has cooperated and continues to fully cooperate with all regulatory agencies, and XES has submitted its NORA response. We cannot provide assurance that the CFPB or another party will not ultimately commence a legal action against XES in this matter nor are we able to predict the likely outcome of the investigations into this matter.

Other Contingencies

Certain contracts, primarily in our Public Sector segment, require us to provide a surety bond or a letter of credit as a guarantee of performance. As of March 31, 2016, we had $661 of outstanding surety bonds used to secure our performance of contractual obligations with our clients, and we had $125 of outstanding letters of credit used to secure our performance of contractual obligations to our clients as well as other corporate obligations.

In general, we would only be liable for the amount of these guarantees in the event of default in our performance of our obligations under each contract; the probability of which we believe is remote. We believe we have sufficient capacity in the surety markets and liquidity from our cash flow and our various credit arrangements (including our Credit Facility) to allow us to respond to future requests for proposals that require such credit support.

We have service arrangements where we service third-party student loans in the Federal Family Education Loan program (FFEL) on behalf of various financial institutions. We service these loans for investors under outsourcing arrangements and do not acquire any servicing rights that are transferable by us to a third-party. At March 31, 2016, we serviced a FFEL portfolio of approximately 1.7 million loans with an outstanding principal balance of approximately $26.6 billion. Some servicing agreements contain provisions that, under certain circumstances, require us to purchase the loans from the investor if the loan guaranty has been permanently terminated as a result of a loan default caused by our servicing error. If defaults caused by us are cured during an initial period, any obligation we may have to purchase these loans expires. Loans that we purchase may be subsequently cured, the guaranty reinstated and the loans repackaged for sale to third parties. We evaluate our exposure under our purchase obligations on defaulted loans and establish a reserve for potential losses, or default liability reserve, through a charge to the provision for loss on defaulted loans purchased. The reserve is evaluated periodically and adjusted based upon management’s analysis of the historical performance of the defaulted loans. As of March 31, 2016, other current liabilities include reserves which we believe to be adequate. At March 31, 2016, other current liabilities include reserves of approximately $3 for losses on defaulted loans purchased. In addition to potential purchase obligations arising from servicing errors, various laws and regulations applicable to student loan borrowers could give rise to fines, penalties and other liabilities associated with loan servicing errors.

Note 12—Related Party Transactions and Parent Company Investment

Allocation of Corporate Expenses

The Condensed Combined Statements of (Loss) Income, Condensed Combined Statements of Comprehensive (Loss) Income and Condensed Combined Statements of Cash Flows include an allocation of general corporate expenses from Xerox. The financial information in these Condensed Combined Financial Statements does not necessarily include all the expenses that would have been incurred or held by the BPO Business had it been a separate, standalone company. It is not practicable to estimate actual costs that would have been incurred had the BPO Business been a standalone company during the periods presented. The management of the BPO Business considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, it. Allocations for management costs and corporate support services provided to the BPO Business for the three months ended March 31, 2016 and 2015 totaled $45 and $44, respectively. These amounts include costs for corporate functions including, but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology and other shared services. Where possible, these costs were allocated based on direct usage, with the remainder allocated on a basis of costs, headcount or other measures we have determined as reasonable.

	Three Months Ended March 31,
	2016	2015
Research and development	9	11
Selling, administrative and general	36	33

Total Allocated Corporate Expenses	$45	$44

Net Parent Investment

Net Parent investment on the Condensed Combined Balance Sheets and Condensed Combined Statements of Changes in Parent Equity represents Xerox’s historical investment in the BPO Business, the net effect of transactions with, and allocations from Xerox, and the BPO Business’s accumulated earnings. Net transfers to Xerox are included within Net Parent investment. The components of Net transfers to Xerox and the reconciliation to the corresponding amount presented on the Condensed Combined Statements of Cash Flows were as follows:

	Three Months Ended March 31,
	2016	2015
Cash pooling and general financing activities	$158	$201
Corporate cost allocations	45	44
Income taxes	(18)	28
Divestitures and acquisitions, net	56	25
Capitalization of related party notes payable	—	1,017

Total net transfers from parent per Condensed Combined Statements of Changes in Parent Equity	241	1,315
Stock-based compensation	(4)	(5)
Capitalization of related party notes payable	—	(1,017)
Other, net	(26)	(104)

Total Net transfers from Parent per Condensed Combined Statements of Cash Flows	$211	$189

Related Party Receivables/Payables

Certain operating units of the BPO Business have various interest bearing notes under contractual agreements to and from Xerox and other related parties. The purpose of these notes is to provide funds for certain working capital or other capital and operating requirements of the business. Net interest expense on these notes with related party companies is recorded net in Related Party Interest in the Condensed Combined Statements of (Loss) Income and was $10 and $21 for the three months ended March 31, 2016 and 2015, respectively. These notes have fixed interest rates that range from 1.0% to 8.0%. The balances are reported within current assets as Related party notes receivable and within current liabilities as Related party notes payable in the Condensed Combined Balance Sheets as the balances are expected to be settled as part of the separation transaction.

Related Party Revenue and Purchases

The BPO Business provides various services to Xerox including those related to human resource, accounting and finance and customer care, which are reported as Related party revenue in the Condensed Combined Statements of (Loss) Income. The costs related to these services are reported in Related party cost of services.

The BPO Business also leased equipment and received related services, supplies and parts from Xerox and Xerox subsidiaries in the amount of $5 and $6 for the three months ended March 31, 2016 and 2015, respectively. The costs related to these services, supplies and parts are reported as Related party cost of services in the Condensed Combined Statements of (Loss) Income.

Note 13—Subsequent Event

The Condensed Combined Financial Statements of the BPO Business are derived from the Consolidated Financial Statements of Xerox Corporation, which issued its financial statements for the quarter ended March 31, 2016 on April 29, 2016. Accordingly, the BPO Business has evaluated transactions or other events for consideration as recognized subsequent events in the quarterly financial statements through April 29, 2016. Additionally, the BPO Business has evaluated transactions and other events that occurred through the issuance of these Condensed Combined Financial Statements, June 30, 2016, for purposes of disclosure of unrecognized subsequent events.